GK/PW/ /2003

ORLEN

03045226

<u>***SEC file: 82-5036***</u>

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

DEC 11 2003

Płock, October 16, 2003

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's Consolidated financial statements for 6 months ended 30 June 2003.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

Paweł Wochowski
Investor Relations Department

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

CAPITAL GROUP OF
POLSKI KONCERN NAFTOWY ORLEN

CONSOLIDATED FINACIAL STATEMENTS
FOR 6 MONTHS ENDED 30 JUNE 2003

PLOCK, SEPTEMBER 2003

ORLEN

Further presented Consolidated Half Year Report of capital group of PKN ORLEN for 6 months ended 30 June 2003 consists of:

- Consolidated financial statements of capital group of PKN ORLEN for 6 months ended 30 June 2003
- Management Board Commentary on Business Operations of capital group of PKN ORLEN for 6 months ended 30 June 2003
- Condensed financial statements of PKN ORLEN for 6 months ended 30 June 2003
- Auditor's report on review of condensed financial statements for 6 months ended 30 June 2003
- Auditor's report on review of consolidated financial statements for 6 months ended 30 June 2003

Independent Auditor's Review Report on the Consolidated Financial Statements for the 6 month period ended 30 June 2003

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have reviewed the attached half year consolidated financial statements (the SA-PS format) of the Capital Group of Polski Koncern Naftowy ORLEN S.A. (the "Group"), whose holding company is Polski Koncern Naftowy ORLEN Spolka Akcyjna ("the holding company") located at Plock Chemikow Street 7, including:

   - the introductory notes,
   - the consolidated balance sheet as of 30 June 2003 with total assets amounting to 16,695,532,408.45 zlotys (in words: sixteen billion and six hundred ninety five thousand and four hundred eight zlotys and 45/100),
   - the consolidated profit and loss account for the period from 1 January 2003 to 30 June 2003 with a net profit amounting to 550,950,223.84 zlotys (in words: five hundred fifty million and nine hundred fifty thousand and two hundred twenty three zlotys and 84/100),
   - the consolidated statement of changes in shareholders' equity for the period from 1 January 2003 to 30 June 2003 with a net increase of shareholders' equity amounting to 515,809,746.70 zlotys (in words: five hundred fifteen million and eight hundred nine thousand and seven hundred forty six zlotys and 70/100),
   - the consolidated cash flow statement for the period from 1 January 2003 to 30 June 2003 with a net cash inflow amounting to 201,590,880.17 zlotys (in words: two hundred one million and five hundred ninety thousand and eight hundred eighty zlotys and 17/100) and
   - the explanatory notes.

   The form of the attached half year consolidated financial statements for the 6 month period ended 30 June 2003 ("attached consolidated financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001, on current and periodic information published by issuers of securities (Journal of Law No. 139, item 1569 with further amendments).

2. The truth and fairness of the attached consolidated financial statements and the proper maintenance of the accounting records are the responsibility of the holding company's Management Board. Our responsibility is to issue a report on these financial statements based on our review.

3. We conducted our review in accordance with the provisions of the law binding in Poland and auditing standards issued by the National Chamber of Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with the management of the holding company as well as its employees. The scope of work of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness of the financial statements. Accordingly, we do not express such an opinion on the attached consolidated financial statements.

4. Based on our review, nothing came to our attention that causes us to believe that the attached consolidated financial statements do not present truly and fairly in all material respects the financial position of the Group as at 30 June 2003 and its consolidated financial result for the 6 month period ended 30 June 2003 in accordance with the accounting principles set out in the Accounting Act dated 29 September 1994 (2002 Journal of Laws No. 76, item 694 as amended) and the appropriate related regulations.

5. Without qualifying our opinion, we draw attention to the following issues:
The effect of purchase of the long-term investment in Germany is presented in Note 62 b. to the attached consolidated half year report. As described in the above-mentioned note, as a result of the final settlement of the transaction the purchase price, value of purchased assets and liabilities as well as the goodwill/ negative goodwill may change.

Certified Auditor
Registration No. 9542/7118

Lukasz Zalicki

on behalf of
Ernst & Young Audit Sp. z o.o.
Emilii Plater St. 53, 00-113
Warsaw
Registration No. 130

Jacek Hryniuk
Certified auditor

Registration No. 9262/6958

Warsaw, 22 September 2003

CAPITAL GROUP OF POLSKI KONCERN NAFTOWY ORLEN

CONSOLIDATED HALF YEAR REPORT FOR 6 MONTHS ENDED 30 JUNE 2003

PLOCK, SEPTEMBER 2003

(in PLN thousand)

INTRODUCTORY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. Information about Capital Group

The Dominant Company of the capital group of Polski Koncern Naftowy ORLEN S.A. (further referred to as "Capital Group", "Group") is Polski Koncern Naftowy ORLEN Spolka Akcyjna, located in Plock, Chemikow Str. 7 (further referred to as the "Dominant Company", "Company" or "PKN ORLEN").

The Dominant Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" Spolka Akcyjna (joint stock company). It was registered in the District Court in Plock on 1 July 1993 under the registration number RHB VIII 780. The changes in earlier registration under number KRS 28860 in the registration of the District Court for capital city of Warsaw in Warsaw, were introduced on 26 July 2002.

General Meeting of Shareholders of the Dominant Company on 19 May 1999 adopted a resolution on merger of the Dominant Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN to the Dominant Company. On 7 September 1999 CPN was deregistered and the merger became effective.

In accordance with resolution of the General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Dominant Company changed its name to Polski Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, Dominant Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

Structure of share capital of the Dominant Company on 30 June 2003 is as follows:

Issue	Number of shares	Nominal value (PLN)
Series A	336,000,000	420,000,000.00
Series B	6,971,496	8,714,370.00
Series C	77,205,641	96,507,051.25
	---------	-----------
Total	420,177,137	525,221,421.25
	==========	=============

On 15 May 2000 Ordinary General Meeting of Shareholders of PKN ORLEN took a resolution concerning capital increase by issuance of 11,344,784 series D ordinary bearer shares. These shares are to be acquired by bearers of series A bonds convertible to shares with exclusion of pre-emptive rights of the owners of the existing shares. The issuance of the shares was conducted within the Motivation Program presented in Note 13.

On 26 April 2001 Supervisory Board of PKN ORLEN S.A. authorised the list of employees entitled to acquisition of series A bonds convertible to PKN ORLEN shares of series D. As at 30 June 2003 this entitlement concerns I, II and III tranche of these bonds. From 1 to 10 October recipients who accepted the offer of bonds acquisition are entitled to exchange bonds for shares of series D. Information about the motivational program are presented in point D of the introduction to the consolidated financial statements and Note 13.

In accordance with the resolution of the General Meeting of Shareholders of the Dominant Company dated 19 May 1999 as the result of incorporation of Centrala Produktow Naftowych by the Dominant Company, the scope of activities of Dominant Company was changed. According to the statutory regulations dated 19 May 1999 and its further changes dated 17 April 2003, the Dominant Company's activities include production, trade, services, in particular:

- processing of crude oil and manufacturing of oil-derivative / refinery and petrochemical products and semi-finished products
- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative products and other fuel, the sale of motor vehicles, parts and accessories for them as well as sale of consumer and industrial goods.
- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by trail, water and by pipeline,
- transportation activity including land transport, trail transport, water and pipeline transport,
- storage of oil and liquid gas, creation and management of oil stock according to the appropriate regulations,
- services connected to the principal activity, especially:
- land and sea reloading,
- refining of gas and oil including ethylisation, dyeing and blending of components,
- purchase, trade and processing of used lubricant oil and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transportation,
- metal production and processing of plastic raw materials,
- operation of gas stations, bars, restaurants and hotels,
- capital investment activity, in particular: purchasing and trade of shares and stock in Polish and foreign trade,
- activities in the area of education, professional schooling and internal human capital services.
- activities in area of accounting and bookkeeping as well as activities related to data bases and its processing.

The activity is designated by Code PKD 2320 (Polish Activity Classification) – processing of crude oil. The PKN ORLEN Group runs a business within segments of production and distribution of crude oil products and in chemical segment.

The Dominant Company is the biggest refinery and producer of petrochemicals in Poland and after the incorporation of CPN, the leading distributor of motor fuels in Poland.

Within the basic activity of the Capital Group there are two business segments: refining and chemical.
The Refinery Segment consists of crude oil processing and wholesales and retail sales of refinery products comprising mainly gasolines. The Chemical Segment comprises production and sales of petrochemicals, fertilisers and PVC.

The PKN ORLEN Group consists among others of:

- The capital group of Rafineria Trzebinia S.A. producing fuels, lubricant and industrial oils, paraffin and asphalt,
- The capital group of Rafineria Nafty Jedlicze S.A. producing motor fuels, oils and re-processing used lubricant oil,
- The capital group of Anwil S.A., the major client for ethylene from the Dominant Company, producing mainly fertilisers and PVC,
- Inowroclawskie Kopalnie Soli "Solino" S.A. producing industrial brine and vacuum salt as well as storing crude oil and fuels,
- The capital group of SHIP – SERVICE S.A. servicing ships in ports and reloading and storage of goods,
- The capital group of Orlen Deutschland concentrating on fuels trading,
- Entities engaged in trading and distribution of refinery products.

(in PLN thousand)

The Company exercises a significant influence on Naftoport Sp. z o.o., involved in reloading of crude oil imported by sea.

The Company exercises joint control over Basell ORLEN Polyolefins Sp. z o.o., involved in production and sales of polyolefins.

The Dominant Company controls its subsidiaries, jointly controls its joint venture companies and has the significant influence on associates.

The composition of the Supervisory Board of PKN ORLEN as of 30 June 2003 and as of the day of preparation of financial statements was following:

- Maciej Gierej - President of the Supervisory Board
- Jan Waga - Vice-President of the Supervisory Board
- Orest Nazaruk – Secretary of the Supervisory Board
- Edward Grzywa - Member of the Supervisory Board
- Krzysztof Kluzek - Member of the Supervisory Board
- Andrzej Kratiuk - Member of the Supervisory Board
- Ryszard Lawniczak - Member of the Supervisory Board
- Krzysztof Szlubowski - Member of the Supervisory Board
- Jacek Bartkiewicz - Member of the Supervisory Board

During 6 months ended 30 June 2003 the following changes in composition of the Supervisory Board took place:

On 14 February 2003 Jozef Wozniakowski resigned from the position of the member of the Supervisory Board. Jozef Wozniakowski was appointed to the position of Under Secretary in the Ministry of State Treasury.

On 25 March 2003 Jacek Bartkiewicz was appointed to Supervisory Board of the Dominant Company by the State Treasury. Simultaneously, Grzegorz Mroczkowski – until then the Secretary of the Supervisory Board – was dismissed.

On 17 April 2003 Orest Nazaruk was appointed to Supervisory Board of the Dominant Company by Extraordinary Shareholders Meeting.

The composition of the Management Board of PKN ORLEN as of 30 June 2003 and as of the day of preparation of these consolidated financial statements was the following:

- Zbigniew Wrobel - President of the Management Board, General Director,
- Slawomir Golonka - Vice-President of the Management Board, Sales Director,
- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director,
- Jacek Strzelecki - Vice-President of the Management Board, Chief Financial Officer,
- Janusz Wisniewski - Vice-President of the Management Board, Production and Development Director.

(in PLN thousand)

ORGANIZATIONAL STRUCTURE OF THE CAPITAL GROUP DIVIDED BY BUSINESS SEGMENTS

REFINERY SEGMENT

Capital Group ORLEN Gaz Plock Sp. z o.o 100.00%	Capital Group ORLEN PetroProfit Sp. z o.o. 85.00%	ORLEN PetroTank Sp. z o.o. 90.00%	ORLEN PetroCentrum Sp. z o.o 100.00%	Petrolot Sp. z o.o. 51.00%	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. 52.00% in bankruncy	Einhundertzweiunddrei gste Vermoegensverwaltung esellschaft mbH 100.00	
Capital Group Rafineria Trzebinia S.A. 77.07%	ORLEN PetroZachod Sp. z o.o. 51,83%	Capital Group Rafineria Nafty Jedlicze S.A. 75.00%	ORLEN Morena Sp. z o.o. 50,48%	ORLEN Asfalt Sp. z o.o. 100,00%	Capital Group ORLEN Oil Sp. z o.o. 92,29%	Capital Group SHIP - SERVICE S.A. 60.86%	Capital Group ORLEN Deutschland Immobilien GmbH 100.00%

CHEMICAL SEGMENT

ORLEN Polimer Sp. z o.o. 100.00%	Capital Group Zaklady Azotowe "Anwil" S.A. 76.27%	Poliolefiny Polska Sp. z o.o. 100%

UNASSIGNED SEGMENT

Motell Sp. z o.o. 35,00%	Flexpol Sp. z o.o. 40,00%	Naftoport Sp. z o.o. 48,71%	IKS SOLINO S.A. 70,54%	Petrotel Sp. z o.o. 88,80%	WISLA Plock SSA 100,00%	Zespol Wypoczynkowy Mazowsze Leba- Ulinia Sp. z o.o. 100.00%	ORLEN Medica Sp. z o.o. 100,00%	D.W. Mazowsze Sp. z o.o. 98,73%
POLIMEX - ENERGO Sp. z o.o. 24.99%	ORLEN Projekt S.A. 51,00%	ORLEN Ochrona Sp. z o.o. 100,00%	Zaklad Budowy Aparatury S.A. 96,56%	ORLEN Laboratorium Sp. z o.o. 100.00%	ORLEN Automatyka Sp. z o.o. 52,42%	ORLEN KolTrans Sp. z o.o. 99,85%	ORLEN WodKan Sp. z o.o. 82,27%	ORLEN Transport Plock Sp. z o.o. 97,58%

ORLEN Powiernik Sp. z o.o. 100,00%	ORLEN Wir Sp. z o.o. 51,00%	ORLEN Budonaft Sp. z o.o. 100,00%	CPN Marine Service Gdańsk Sp. z o.o 70.00%	Serwis Wroclaw Sp. z o.o. 83,31%	Serwis Lodz Sp. z o.o. 97,25%	B.H.T. Dromech S.A. In bankruptcy 81,14%	Serwis Kedzierzyn - Kozle Sp. z o.o. 80,00%
Serwis Szczecin Sp. z o.o. 78,09%	Chemiepetrol GmbH 20,00%	Serwis Krakow Sp. z o.o. 83,20%	Serwis Mazowsze Sp. z o.o. 88,50%	CPN Serwis Kielce Sp. z o.o. 100,00%	Serwis Katowice Sp. z o.o. 55,00%	Serwis Poznan Sp. z o.o. 51,00%	Serwis Rzeszow Sp. z o.o. 97,26%
Serwis Slupsk Sp. z o.o. 99,76%	Petromor Sp. z o.o. 51,31%	Centrum Edukacji Sp. z o.o. 69,43%	ZAWITAJ Świnoujscie Sp. z o.o. 100,00%	Serwis Podlasie Sp. z o.o. 89,67%	Serwis Gdansk Sp. z o.o. 100,00%	Serwis Zachod Sp. z o.o. 74,31%	Serwis Nowa Wies Wielka Sp. z o.o. 99,32%
ORLEN Transport Olsztyn Sp. z o.o. 94,41%	ORLEN Transport Lublin Sp. z o.o. 98,45%	ORLEN Transport Szczecin Sp. z o.o. 99,56%	ORLEN Transport Kedzierzyn - Kozle Sp. z o.o. 89.02%	ORLEN Transport Poznan Sp. z o.o. 96,39%	ORLEN Transport Slupsk Sp. z o.o. 97,04%	ORLEN Transport Krakow Sp. z o.o. 98,31%	ORLEN Transport Warszawa Sp. z o.o. 94.49%
ORLEN Transport Nowa Sol Sp. z o.o. 96,72%	ZUD Sp. z o.o. 99,94%	SAMRELAKS Machocice Sp. z o.o. 100,00%					

Consolidated entities as at 30 June 2003

(in PLN thousand)

B. The entities of PKN ORLEN Group

a) Consolidated subsidiaries and associates

No	Name and location	Activity	Appropriate court or institution maintaining register	Cost of purchase	Balance sheet carrying value of shares	Percentage of share capital owned	Share capital relationship (including direct and indirect relationship	Method of consolidation	Date of gaining control or significant influence	Year of including in consolidation
1.	ORLEN Deutschland GmbH[1] (former Einhundertzweiunddreissigste Vermoegensverwaltungsgesellschaft mbH) (consolidated financial statements)[2]	Asset management. Liquid fuels trading	HRB 2300 *Amtsgericht Elmshorn*	349,394	-	100.00%	Subsidiary	Full method	31.12.2002	2003
2.	*ORLEN Deutschland Immobilien* GmbH[1] (former Einhundertdreiunddreissigste Vermoegensverwaltungsgesellschaft mbH) (consolidated financial statements)[2]	*Acquisition of plots for* developing petrol stations	HRB 2299 *Amtsgericht Elmshorn*	174,758	-	100.00%	Subsidiary	Full method	31.12.2002	2003
3.	ORLEN Asfalt Sp. z o.o. (former BITREX Sp. z o.o.) – Plock[3]	Manufacturing and processing of crude oil products	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	50,000	-	100.00%	Subsidiary	Full method	19.06.1996	1996
4.	ORLEN GAZ Sp. z o.o. – Plock[4]	Liquid gas trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	24,824	-	100.00%	Subsidiary	Full method	15.12.1995	1998
5.	ORLEN PetroCentrum Sp. z o.o. – Plock	Liquid fuels trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	21,000	-	100.00%	Subsidiary	Full method	24.09.1996	1997
6.	ORLEN Medica Sp. z o.o. – Plock	Medical activity	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	13,273	-	100.00%	Subsidiary	Full method	24.11.1997	2000
7.	ORLEN Laboratorium Sp. z o.o. – Plock[1]	Laboratory services	District Court for capital city of Warsaw, XXI Economic Department of KRS	9,915	-	100.00%	Subsidiary	Full method	13.02.2003	2003
8.	ORLEN Budonaft Sp. z o.o. – Krakow	Building and repair services	Register Court in Krakow, Economic – Register Department, under the registration number RHB 7109	3,795	-	100.00%	Subsidiary	Full method	02.01.1997	2000

(in PLN thousand)

a) Consolidated subsidiaries and associates

No	Name and location	Activity	Appropriate court or institution maintaining register	Cost of purchase	Balance sheet carrying value of shares	Percentage of share capital owned	Share capital relationship (including direct and indirect relationship	Method of consolidati on	Date of gaining control or significant influence	Year of including in consolidati on
9.	ORLEN Polimer Sp. z o.o. – Plock	Sale of polymers	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	2,000	-	100.00%	Subsidiary	Full method	09.04.1998	2001
10.	ORLEN Powiernik Sp. z o.o. – Plock	Trustee services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	4	-	100.00%	Subsidiary	Full method	19.07.2000	2000
11.	ORLEN KolTrans Sp. z o.o. Plock	Transport services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	40,796	-	99.85%	Subsidiary	Full method	13.12.2000	2000
12.	ORLEN Transport Szczecin Sp. z o.o. – Szczecin	Transport services	District Court in Szczecin, XI Economic – Register Department	3,409	-	99.56%	Subsidiary	Full method	15.06.2000	2000
13.	ORLEN Transport Lublin Sp. z o.o. – Lublin	Transport services	District Court in Lublin, XI Economic Department of KRS (National Court Register)	15,922	-	98.45%	Subsidiary	Full method	09.06.2000	2000
14.	ORLEN Transport Krakow Sp. z o.o. – Krakow	Transport services	District Court for Krakow Srodmiescie, XI Economic Department of KRS (National Court Register)	12,255	-	98.31%	Subsidiary	Full method	05.06.2000	2000
15.	ORLEN Transport Plock Sp. z o.o. – Plock	Transport services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	25,780	-	97.58%	Subsidiary	Full method	23.12.1998	1999
16.	ORLEN Transport Slupsk Sp. z o.o. – Slupsk	Transport services	District Court in Slupsk, VI Economic – Register Department	8,388	-	97.04%	Subsidiary	Full method	23.06.2000	2000
17.	ORLEN Transport Nowa Sol Sp. z o.o. – Nowa Sol	Transport services	District Court in Zielona Gora, VIII Economic Department of KRS (National Court Register)	9,760	-	96.72%	Subsidiary	Full method	09.06.2000	2000
18.	Zaklad Budowy Aparatury S.A. – Plock	Industry machinery manufacturing	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	17,381	-	96.56%	Subsidiary	Full method	27.10.1998	1999
19.	ORLEN Transport Poznan Sp. z o.o. – Poznan	Transport services	District Court in Poznan, XXI Economic Department of KRS (National Court Register)	10,865	-	96.39%	Subsidiary	Full method	01.06.2000	2000

(in PLN thousand)

a) Consolidated subsidiaries and associates

No	Name and location	Activity	Appropriate court or institution maintaining register	Cost of purchase	Balance sheet carrying value of shares	Percentage of share capital owned	Share capital relationship (including direct and indirect relationship	Method of consolidati on	Date of gaining control or significant influence	Year of including in consolidati on
20.	ORLEN Transport Warszawa Sp. z o.o. – Warszawa	Transport services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	5,945	-	94.49%	Subsidiary	Full method	07.06.2000	2000
21.	ORLEN Transport Olsztyn Sp. z o.o. – Olsztyn	Transport services	District Court in Olsztyn, VII Department of KRS (National Court Register)	7,990	-	94.41%	Subsidiary	Full method	29.05.2000	2000
22.	ORLEN Oil Sp. z o.o. – Krakow[5] (consolidated financial statements)[2]	Chemicals, petrochemicals and refinery products trading	District Court for Krakow-Srodmiescie in Krakow, XI Economic Department of KRS (National Court Register)	40,198	-	92.29%	Subsidiary	Full method	27.08.19 98	1999
23.	ORLEN PetroTank Sp. z o.o. – Widelka	Liquid fuels trading	District Court in Rzeszow, XII Economic	36,247	-	90.00%	Subsidiary	Full	09.04.1996	1996
24.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. – Kedzierzyn-Kozle	Transport services	District Court in Opole, VIII Economic Department of KRS (National Court Register)	5,663	-	89.02%	Subsidiary	Full method	29.05.2000	2000
25.	Petrotel Sp. z o.o. – Plock	Telecommunication services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	7,282	-	88.80%	Subsidiary	Full method	14.08.1997	2000
26.	ORLEN PetroProfit Sp. z o.o. – Niemce (consolidated financial statements)[2]	Liquid fuels trading	District Court in Lublin, XI Economic Department of KRS (National Court Register)	13,536	-	85.00%	Subsidiary	Full method	14.09.1995	1996
27.	ORLEN WodKan Sp. z o.o. - Plock	Repair of water supply and sewage installation	District Court in Plock Economic Department	1,810	-	82.27%	Subsidiary	Full method	22.07.1999	2001
28.	Rafineria Trzebinia S.A. – Trzebinia (consolidated financial statements)[2]	Production activity, crude oil processing	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	74,503	-	77.07%	Subsidiary	Full method	27.10.1997	1997
29.	Anwil S.A. – Wloclawek (consolidated financial statements)[2]	Production of PVC and fertilizers	District Court in Torun, VII Economic Department of KRS (National Court Register)	176,200	-	76.27%	Subsidiary	Full method	05.09.1995	1996
30.	Rafineria Nafty Jedlicze S.A. – Jedlicze (consolidated financial statements)[2]	Production activity, crude oil processing	District Court in Rzeszow, XII Economic Department of KRS (National Court Register)	64,000	-	75.00%	Subsidiary	Full method	01.01.1999	1999
31.	Inowroclawskie Kopalnie Soli	Industrial brine	District Court in Bydgoszcz, XIII	17,560	-	70.54%	Subsidiary	Full	28.09.1996	1997

(in PLN thousand)

a) Consolidated subsidiaries and associates

No	Name and location	Activity	Appropriate court or institution maintaining register	Cost of purchase	Balance sheet carrying value of shares	Percentage of share capital owned	Share capital relationship (including direct and indirect relationship	Method of consolidation	Date of gaining control or significant influence	Year of including in consolidation
	„SOLINO" S.A. – Inowroclaw	production, trading services	Economic Department of KRS (National Court Register)					method		
32.	SHIP – SERVICE S.A.– Warszawa (consolidated financial statements) [2]	Port services for ships, loading and warehousing services.	District Court in Szczecin, XVII Economic Department of KRS (National Court Register)	22,800	-	60.86%	Subsidiary	Full method	30.09.2002	2002
33.	ORLEN Automatyka Sp. z o.o. – Plock	Repair services for automatic divisions	District Court in Plock Economic Department (Economic Department)	1,258	-	52.42%	Subsidiary	Full method	30.04.1999	2001
34.	ORLEN PetroZachod Sp. z o.o. – Poznan	Liquid fuels trading	District Court in Poznan, XXI Economic Department of KRS (National Court Register)	9,200	-	51.83%	Subsidiary	Full method	19.01.1998	1999
35.	Petrolot Sp. z o.o. – Warszawa	Trade and service activity	District Court for capital city of Warsaw in Warsaw, XX Economic Department of KRS (National Court Register)	10,220	-	51.00%	Subsidiary	Full method	07.01.1997	1997
36.	ORLEN Projekt S.A. – Plock	Technological and construction designing services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	765	-	51.00%	Subsidiary	Full method	28.05.1998	2000
37.	ORLEN Wir Sp. z o.o. - Plock	Repair services for spinning machinery division	District Court in Plock, Economic Department	816	-	51.00%	Subsidiary	Full method	01.10.1999	2001
38.	ORLEN Morena Sp. z o.o. – Gdansk	Wholesale of vehicles' spare parts wholesale and retail sale of fuels	District Court in Gdansk, XII Economic Department of KRS (National Court Register)	5,300	-	50.48%	Subsidiary	Full method	10.09.2001	2002
39.	BASELL ORLEN POLYOLEFINS Sp. z o.o. – Plock[1]	Production, distribution and sales of polyolefins	District Court for capital city of Warsaw in Warsaw, XXI Economic Department	453,699	357,991	50.00%	Joint control	Equity method	19.12.2002	2003
40.	Naftoport Sp. z o.o. – Gdansk	Construction and utilizing of liquid fuels, reloading terminals	District Court in Gdansk, XII Economic Department of KRS (National Court Register)	35,319	47,870	48.71%	Associate	Equity method	17.07.1991	1996
41.	Flexpol Sp. z o.o. – Plock	Foil production	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	4,800	6,346	40.00%	Associate	Equity method	03.01.2000	2000

(in PLN thousand)

a) Consolidated subsidiaries and associates

No	Name and location	Activity	Appropriate court or institution maintaining register	Cost of purchase	Balance sheet carrying value of shares	Percentage of share capital owned	Share capital relationship (including direct and indirect relationship	Method of consolidation	Date of gaining control or significant influence	Year of including in consolidation
42.	Chemiepetrol GmbH – Hamburg	Trade and intermediary activities regarding chemical and derivative goods	HRB 33084 Amtsgericht Hamburg	397	667	20.00%	Associate	Equity method	28.04.1993	1996

1. Company is consolidated since 2003.
2. All entities consolidated by ORLEN PetroProfit Sp. z o.o., Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., Anwil S.A., Orlen - Oil Sp. z o.o., Ship-Service S.A., ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien GmbH are presented in Note 5E.
3. Dominant Company – 82.46%, Rafineria trzebinia S.A. 17.54%
4. ORLEN GAZ Sp. z o.o. owns 100.00% in Petrogaz Lapy Sp. z o.o. , 51.61% in ORLEN Petrogaz Wroclaw Sp. z o.o. Specified companies are consolidated under full method by the Dominant Company
5. Dominant Company – 9.00%, Rafineria Trzebinia S.A. – 75.58%, Rafineria Nafty Jedlicze S.A. – 7.71%

(in PLN thousand)

b) Unconsolidated subsidiaries and associates

No	Name and location	Activity	Percentage of share capital owned	Shares in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	Total assets as at 30 June 2003	Net profit for 6 months ended 30 June 2003
1.	SAMRELAKS Machocice Sp. z o.o. – Machocice Kapitulne	Hotels and motels with restaurants	100.00%	100.00%	1,214	5,561	(69)
2.	ZAWITAJ Swinoujscie Sp. z o.o. – Swinoujscie	Hotels and motels with restaurants	100.00%	100.00%	627	3,476	(401)
3.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. – Leba	Resting and recreation activity	100.00%	100.00%	757	3,037	(143)
4.	Wisla Plock Sportowa S.A. – Plock	Sports activity	100.00%	100.00%	13,016	4,376	(532)
5.	ORLEN Ochrona Sp. z o.o. – Plock	Security services	100.00%	100.00%	16,899	9,198	980
6.	CPN Serwis Kielce Sp. z o.o. – Kielce	Maintenance services	100.00%	100.00%	910	519	(42)
7.	Serwis Gdansk Sp. z o.o. – Gdansk	Maintenance services	100.00%	100.00%	1,682	981	64
8.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – Opole	Production and services activity	99.94%	99.94%	7,710	9,470	386
9.	Serwis Slupsk Sp. z o.o. – Slupsk	Maintenance services	99.76%	99.76%	2,481	3,549	223
10.	Serwis Nowa Wies Wielka Sp. z o.o. – Nowa Wies Wielka	Maintenance services	99.32%	99.32%	1,839	2,246	51
11.	D.W. Mazowsze Ustron Sp. z o.o. – Ustron Jaszowiec	Resting and recreation activity	98.73%	98.73%	481	1,517	(100)
12.	Serwis Rzeszow Sp. z o.o. – Rzeszow	Maintenance services	97.26%	97.26%	1,086	1,038	(94)
13.	Serwis Lodz Sp. z o.o. – Lodz	Maintenance services	97.25%	97.25%	844	1,268	(228)
14.	Serwis Podlasie Sp. z o.o. – Bialystok	Maintenance services	89.67%	89.67%	1,721	1,508	84
15.	Serwis Mazowsze Sp. z o.o. – Warszawa	Maintenance services	88.50%	88.50%	9,542	3,035	(91)
16.	Serwis Wroclaw Sp. z o.o. – Wroclaw	Maintenance services	83.31%	83.31%	3,076	3,014	140

(in PLN thousand)

b) Unconsolidated subsidiaries and associates

No	Name and location	Activity	Percentage of share capital owned	Shares in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	Total assets as at 30 June 2003	Net profit for 6 months ended 30 June 2003
17.	Serwis Krakow Sp. z o.o. – Krakow	Maintenance services	83.20%	83.20%	1,388	790	(29)
18.	BHT Dromech S.A.in bankruptcy– Warszawa	Production	81.14%	81.14%	*	*	*
19.	Serwis Kedzierzyn-Kozle Sp. z o.o. – Kedzierzyn–Kozle	Maintenance services	80.00%	80.00%	664	429	(174)
20.	Serwis Szczecin Sp. z o.o. – Szczecin	Maintenance services	78.09%	78.09%	1,443	1,420	(5)
21.	Serwis Zachod Sp. z o.o. – Nowa Sol	Maintenance services	74.31%	74.31%	2,840	2,337	(6)
22.	CPN Marine Service Gdansk Sp. z o.o. – Gdansk	Duty store; production, trade	70.00%	70.00%	**	**	**
23.	Centrum Edukacji Sp. z o.o. – Plock	Education and training services	69.43%	69.43%	3,500	2,363	17
24.	Serwis Katowice Sp. z o.o. – Katowice	Maintenance services	55.00%	55.00%	1,891	1,252	106
25.	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. in bankruptcy – Nowa Brzeznica	Liquid gas trading	52.00%	52.00%	*	*	*
26.	Petromor Sp. z o.o. – Gdansk	Storing, confectioning and warehousing of goods	51.31%	51.31%	139	2,527	(118)
27.	Serwis Poznan Sp. z o.o. – Poznan	Maintenance services	51.00%	51.00%	1,822	1,263	(28)
28.	Przedsiebiorstwo Rolne Agro – Azoty II – Wloclawek Sp. z o.o. Laka k. Koszalina	Agriculture	100.00%	100.00%	654	1,510	(311)
29.	Hermann Eggert Mineraloelvertriebs GmbH – Elmshorn (Germany)	Assets management	100.00%	100.00%	****	****	****
30.	RAF-BIT Sp. z o.o. – Jedlicze	Computer services	100.00%	100.00%	669	343	(2)
31.	Tankstellenbetriebsgesellschaft Arfrade 26 mbH – Elmshorn (Germany)	Gas stations management	100.00%	100.00%	0	0	6
32.	Wecotect Trading & Consulting GmbH in liquidation – Elmshorn (Germany)	Advisory and trade	100.00%	100.00%	0	0	91

(in PLN thousand)

b) Unconsolidated subsidiaries and associates

No	Name and location	Activity	Percentage of share capital owned	Shares in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	Total assets as at 30 June 2003	Net profit for 6 months ended 30 June 2003
33.	Zakladowa Straz Pozarna Sp. z o.o. – Trzebinia	Fire fighting services	99.97%	99.97%	1,929	2,901	30
34.	Sanatorium Uzdrowiskowe „Krystynka" Sp. z o.o. – Ciechocinek	Preventing and curing, resting and recreation activity	97.95%	97.95%	918	2,654	12
35.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. – Plock	Trade and distribution of gas	90.35%	90.35%	4,849	2,236	(142)
36.	Raf-Sluzba Ratownicza Sp. z o.o. – Jedlicze	Fire fighting and rescue services	88.19%	88.19%	1,517	534	2
37.	Petromont Sp. z o.o. – Niemce	Trade and building services	85.00%	85.00%	610	537	(11)
38.	MEDILOGISTYKA Sp. z o.o. - Plock	Wholesale and retail trade of pharmaceutical, food and industry products	80.00%	80.00%	15	31	(9)
39.	PetroUkraina Ltd Sp. z o.o. – Lwow (Ukraine)	Trade	80.00%	80.00%	**	**	**
40.	NTVK – Wilno (Lithuania)	Trade activity	76.00%	76.00%	*	*	*
41.	Medikor Sp. z o.o. – Jedlicze	Services and trade activities, medical supervising of work environment and sanitation	73.33%	73.33%	285	162	0
42.	Wspolne Ukrainsko-Polskie Przedsiebiorstwo in form of Sp. z o.o. PETRO-UKRAINA in liquidation – Lwow (Ukraine)	Trade activity	62.00%	62.00%	*	*	*
43.	Ran-Akses Sp. z o.o. – Szczecin	Used oils collection	60.69%	60.69%	59	93	(55)
44.	Ran-Oil Sp. z o.o. – Tarnow	Used oils collection	51.00%	51.00%	971	651	(1)
45.	Ran-Sigma Sp. z o.o. – Walbrzych	Used oils collection	51.00%	51.00%	1,576	463	5
46.	Ran-Starol Sp. z o.o. – Katowice	Used oils collection	51.00%	51.00%	911	309	(56)
47.	Ran-Ole-Par Sp. z o.o. – Lodz	Used oils collection	51.00%	51.00%	309	114	(12)

(in PLN thousand)

b) Unconsolidated subsidiaries and associates

No	Name and location	Activity	Percentage of share capital owned	Shares in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	Total assets as at 30 June 2003	Net profit for 6 months ended 30 June 2003
48.	Ran-Petromex Sp. z o.o. – Opole	Used oils collection	51.00%	51.00%	*	*	*
49.	Ran-Watt Sp. z o.o. – Torun	Used oils collection	51.00%	51.00%	*	*	*
50.	Ran-Mega Sp. z o.o. – Gliwice	Used oils collection	51.00%	51.00%	*	*	*
51.	Motell Sp. z o.o. – Morawica	Catering and hotel services	35.00%	35.00%	3,074	1,143	(168)
52.	POLIMEX – ENERGO Sp. z o.o. - Krakow	Development, delivery and fitting of heating devices and mechanical power stations and boiler houses, heating systems, exchangers and installations	24.99%	24.99%	***	***	***
53.	Petro-Oil CZ s.r.o. – Brno Prikop (The Czech Republic)	Production, trade and services in oil industry	49.00%	49.00%	3,456	1,073	79
54.	Ran-Bialy Sp. z o.o. – Bialystok	Used oils collection	46.70%	46.70%	313	175	5
55.	Piast Sp. z o.o. – Krakow	Fuel trade	40.00%	40.00%	31,499	17,992	(111)
56.	Petro-Pak S.A. – Mielec	Production, sales, services	20.00%	20.00%	0	92	(4)
57.	Raf-Uniwersal Sp.z o.o. - Jedlicze	Trading and services	20.00%	20.00%	563	185	6

* Entity in liquidation/bankruptcy
** Entity suspended its activity
*** Entity's financial data was not available for the Dominant Company as at 30 June 2003
**** Entity was not operating

Due to insignificant amounts presented in the financial statements of the individual entities and all above mentioned entities together, the above companies were not consolidated.

(in PLN thousand)

C. Format and general rules of preparation of financial statements

The consolidated financial statements were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, year 2002, "the amended Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and published by issuers of securities (Journal of Law No 139, pos. 1569 with further changes, the "Decree") and covers period from 1 January till 30 June 2003.

The consolidated financial statements for balance sheet and balance sheet explanatory notes comprises data as of 30 June 2002, 31 December 2002 and 30 June 2003, for profit and loss account, cash flow statement and profit and loss explanatory notes data for the period from 1 January 2002 to 30 June 2002 and from 1 January 2003 to 30 June 2003.

The accounting rules applied by the Capital Group in year 2002 were presented in the consolidated financial statements for the year 2002. The accounting rules applied for financial statements for periods beginning in year 2003 and for comparable data referring to 2002 are presented in point D of the introduction.

The consolidated financial statements were prepared under assumption that the Company and other Group entities will continue as a going concern for foreseeable future. As of the date of authorisation of the consolidated financial statements the Management Board states that there are no facts or circumstances indicating any threat of going concern of the Company and significant entities of the Capital Group.

Auditor's opinions to consolidated financial statements of the Group for 2002 contained no qualifications. Financial statements for the 6 months ended 30 June 2003 and 6 months ended 30 June 2002 were not subject to an audit. Auditor's reports from review of financial statements contained no qualifications.

D. Description of accounting polices adopted by the Capital Group

The financial statements were prepared on the historical cost basis concept except for the following items:

- fixed assets (Note 3),
- financial instruments (Note 10; Note 46).

Accounting policies adopted by the Capital Group are presented below:

Intangible fixed assets

Intangible fixed assets are recognised if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initially intangible fixed assets are presented at the purchase price or at manufacturing cost. Subsequently, the intangible fixed assets are valued at the purchase price or at manufacturing cost less accumulated amortisation and impairment losses. Intangible fixed assets are amortised using straight-line method over their estimated economic life. Amortisation rates resulting from tax regulations are used only if they correspond with the economic life of the intangible fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, at least at the end of the financial year, and any necessary adjustments to amortisation charges are made in subsequent periods. Typical amortisation rates applied in reference to intangible fixed assets:

Licences, patents and similar assets	7- 50%
Computer software	10- 50%

Research and development costs

Expenses on research are treated as costs at the moment when they are incurred. Costs of completed development projects conducted for own needs, incurred before the production is commenced or technology is applied, are treated as intangible fixed assets, if:

- product or technology of production is clearly set, and related to them costs of development are reliably determined,
- technical usefulness has been confirmed and properly documented and on this basis the entity decided to manufacture the products or to apply the technology,
- the costs of completed research will be covered – according to estimations – by sales of the products or application of the technology.

The period of amortisation of development costs does not exceed 5 years.

Goodwill

Goodwill is the positive difference between purchase price of certain entity or its organised part and the fair value of the net assets taken over. If the purchase price of the entity or its organised part is lower than the fair value of assets taken over, the difference constitutes the negative goodwill.

The excess of the purchase price over the fair value of net assets of the acquired company is presented as goodwill in assets of the company to which the assets of the joint companies were transferred or in assets of a new company set up as the result of the merger.

Goodwill is amortised not longer than 5 years. Amortisation is charged on the straight line basis and is treated as other operating cost. In cases other than described in the paragraph below, the negative goodwill up to the value not exceeding fair value of acquired fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as deferred income and amortised over a period calculated as weighted average of economic life of acquired amortisable and depreciable assets. Negative goodwill in amount exceeding fair value of fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as income as of the day of merger.

The negative goodwill is written off into other operating income in amount relating to the value of reliably estimated future losses and costs estimated by the acquiring company as of the day of merger, though not constituting liabilities. The write-off is made in the reporting period, in which the losses and costs influence the financial result. If the losses and costs were not incurred in previously estimated reporting periods, the negative goodwill related to them is written off in the manner described above.

Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments, are stated at purchase price or manufacturing cost subject to revaluation less accumulated depreciation and impairment losses. At the moment of disposal or liquidation of a fixed asset the purchase price or manufacturing cost and its accumulated depreciation are removed from books and any profit or loss on its disposal is presented in income statement. Land is valued at purchase price less impairment losses.

Costs incurred after a fixed asset is put into operation, such as: overhauls and maintenance influence financial result of the reporting period in which they were incurred. If it is possible to prove that the incurred costs increased the future economic benefits resulting from ownership of the fixed asset exceed the benefits previously assumed, the incurred costs increase the initial value of the fixed asset.

Tangible fixed assets are depreciated using the straight-line method over their estimated useful economic lives. Depreciation rates resulting from tax regulations are used only if they correspond with the economic life of the fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, which results in proper adjustments of depreciation charges in subsequent periods.

Typical depreciation rates applied to tangible fixed assets are as follows:

Buildings and constructions	1.5% - 10%
Plant and machinery	4% - 30%
Transportation vehicles	6% - 20%
Other tangible fixed assets	8.5% - 25%

Low-value assets of estimated useful life below 1 year and cost less than PLN 3.5 thousand are fully expensed when brought into usage.

The impairment losses on a fixed asset, which previously was subject to revaluation, are deducted from the revaluation reserve attributed to given fixed asset. In case the impairment loss exceeds the revaluation reserve attributed to this fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Acquired perpetual leasehold of land and acquired cooperative title to premises are recorded as fixed assets and depreciated over their economic life.
The Capital Group does not recognise perpetual leasehold of land acquired based on administrative decisions in earlier periods due to the fact that the historical value of such right cannot be reliably determined.

Construction in progress

Construction in progress is recorded at total costs directly attributable to its purchase or manufacture less impairment charges. Construction in progress includes also materials purchased for construction in progress. Construction in progress is not depreciated until it is completed and put into operation.

Financial lease

Assets used under lease, tenancy agreements or other agreements complying with the criteria set by the amended Accounting Act are treated as fixed assets and presented at lower of the two: fair value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set by the amended Accounting Act are treated as long term receivables and presented at the amount of net lease investment.

Real estate investments

Real estate investments may comprise land and real estate, purchased in order to bring benefits such as rent or increase in real estate value. Real estate used to earn the above mentioned economic benefits but not purchased for that purpose are treated as fixed assets. Real estate investments are valued according to the fair value.

Investments in subordinates

Shares in subordinates are presented in unconsolidated financial statements at cost of purchase less impairment losses. In the consolidated financial statements material subordinates are consolidated

Goodwill on consolidation of subsidiaries is calculated as a surplus of the purchase price of shares in the subsidiary over corresponding share in net assets of subsidiary based in their fair value on the date of obtaining control. Goodwill on consolidation of associates is calculated as a surplus of the purchase price of shares in the associate over corresponding share in net assets of associate on the date of obtaining significant influence. Goodwill on consolidation is charged to income statement using straight-line method over period not longer than five years.

Negative goodwill on consolidation of subsidiaries is calculated as a surplus of share in net assets of subsidiary based on their fair value on the day of obtaining control over the purchase price of shares in a subsidiary. Negative goodwill on consolidation of associates is calculated as a surplus of value of share in equity of associate as at the date of obtaining significant influence over the purchase price of shares in associate. Negative goodwill is charged over period calculated as weighted average economic useful life of the depreciable assets acquired.

Inventories

Inventories are valued at purchase price or manufacturing cost but not higher than net selling price. Different types of inventories are valued using weighted average method in a following manner:

Raw materials:	Purchase cost
Semi-finished products and work in progress:	Cost of manufacture
Finished goods:	Cost of manufacture
Goods for resale:	Purchase cost

Indirect costs included in manufacturing costs comprise among others: the part of fixed, indirect production costs, which correspond with level of normal operating capacity utilisation.

The net realisable value is determined as possible to obtain, as of the balance sheet date, selling price less VAT and excise, less any rebates, discounts and any other similar decreases in value and costs spent on making the item available for sale and enabling the sale.

Inventories that lost their economic usefulness are accounted for as costs.

Receivables

Receivables are stated at amount due less allowances. Allowances are recognised either based on the analysis of possibility of collection of receivables from individual debtors or when the contractor goes into bankruptcy or liquidation.

Allowances for bad debts are treated as other operating or financial costs – depending on the kind of the receivables, to which the allowance refers.

Written-off, overdue and bad debts diminish the previously made allowances for their value.

Written-off, overdue and bad debts for which no allowances were made or which were not fully allowed for, are treated as other operating costs or financial costs.

Cash and cash equivalents

Cash and other cash assets include cash on hand and cash in banks, cash in transit and other cash assets. Cash includes assets in form of domestic currency and foreign currencies. Cash and cash equivalents are stated at nominal value.

Prepayments and deferred costs

Deferred costs are expenses relating to a period later than that in which they were incurred. Such deferred costs mainly include the following: cost of excise duty (concerning inventory of goods), cost of catalysts, costs of insurance, cost of advertising concerning patronage agreements and leasing costs.

Financial instruments

Financial instruments are presented and valued in accordance with Decree of the Minister for Finance dated 12 December 2001 on detailed rules of recognition, valuation methods, scope of disclosure and way of presentation of financial instruments ("Decree on financial instruments").

Financial instruments are classified into the following categories:

- held-for-trade financial assets and liabilities,
- loans granted and own receivables,
- financial assets held to maturity,
- financial assets available for sale.

Derivatives and embedded derivatives are also financial instruments.

Short term financial assets held-for-trade are treated as assets acquired principally for the purpose of generating economic benefit from short-term changes in price and fluctuations of other market factors or short maturity of the acquired instrument, and other financial assets too, irrespective for intentions, which lead to conclusion of the contract, if they constitute an element of portfolio of similar financial assets, the realisation probability of intended economic benefits in a short time is considerable.

Current financial assets or financial liabilities comprise financial derivatives, except when an entity recognises concluded contracts as hedging instruments.

Financial assets arisen directly due to cash transfer to the other party of the contract, providing that the contract meets requirements determined in proper paragraphs of amended accounting act are treated as loans granted and own receivables, irrespective of their maturity.

Financial assets not classified as loans granted and own receivables, for which the concluded contracts determine the maturity of nominal value and right to obtain at set dates economic benefits, for example, interests of constant or determinable amount, providing that the entity intends and is able to hold the assets until maturity, are classified as held-to-maturity financial assets.

Other financial assets, not meeting requirements classifying them into categories enumerated in points a) to c) are treated as financial assets available for sale.

Financial assets are carried at their fair value (without any deduction for transaction costs which the entity would incur in case of selling the assets) excluding:

a) loans granted and own receivables not available for sale,

b) financial assets held to maturity,

c) financial assets for which market price set on regulated active market does not exist or for which it is unworkable to measure their fair value reliably,

d) hedged financial assets.

Financial assets not valued at their fair value are valued in the following manner:

- loans granted and own receivables, excluding those held for trading - at the amortised cost, estimated by using effective interest rate regardless if the entity is going to held it until maturity or not,
- financial assets, for which the maturity is set - at adjusted purchase price estimated by using effective interest rate,
- financial assets, for which the maturity is not set - at the purchase price.

Financial liabilities are valued at the amortised cost, excluding financial liabilities held-for-trade and derivatives, which are stated at fair value.

Derivatives and embedded derivatives

Derivatives possessed by the Group, which are not accounted for as hedging instruments are classified as short term assets and carried at fair value, with any changes to their fair value charged to income statement. Derivatives are among others: forward and futures contracts, options and swap contracts.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
- it is possible to determine reliably value of the embedded derivative,
- the hybrid (combined) instrument is not measured at fair value and changes in its fair value is not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to separate derivatives that are not categorised as hedging instruments.

Equity

Equity is presented in books by category in accordance with rules determined by law and the company's statute.

Share capital is stated at nominal value in compliance with the statutory regulations and the relevant entry in the Company's Register.

Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease the value of equity of the Company.

The reserve capital is supplied from the share of net profit, transfer of revaluation reserve and share premium.

Equity arisen due to conversion of securities, liabilities and loans into shares is presented at nominal value of these securities, liabilities and loans, adjusted by not amortised discount or premium, interests accrued and not paid to the day of conversion, which will not be paid, unrealised foreign exchange differences and capitalised issuance costs.

Revaluation reserve was established as result of the fixed assets revaluation as at 1 January 1995. In case of disposal or liquidation of a fixed asset item, the corresponding part of revaluation reserve is transferred to reserve capital.

Moreover, reserve capital is increased by the difference between fair value and purchase price, less deferred tax, of the asset if market price set on regulated active market exists or for which it is workable to measure their fair value reliably.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes the revaluation reserve attributed to the fixed asset. If impairment loss exceeds the revaluation reserve attributed to given fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Formation costs diminish the reserve capital up to the amount of share premium. The remaining part of formation costs is expensed as financial cost.

Provisions

Provisions are set for:

1) certain or highly probable future liabilities, amount of which can be reliably estimated, particularly for losses on economic transactions in progress, including guarantees granted, borrowing transactions, results of legal actions,

2) future liabilities resulting from restructuring, if basing on separate rules the Company is obliged to perform it or binding agreements were concluded and the restructuring plans allow to estimate reliably the value of future liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or extraordinary losses, depending on circumstances to which the future liabilities corresponds.
Occurrence of the liability for which the provision was set diminishes the provision.

Provision for jubilee and retirement bonuses

According to remuneration schemes, employees are entitled to jubilee bonuses upon completion of a certain number of years in service and to retirement allowances paid on retirement. The amount of bonuses depends on employee's average remuneration and length of service. The employees receive also a one–off payments on retirement. Pensions are paid to employees who prove permanent disability to work. The amount of bonuses depends on employee's average remuneration and length of service. The costs of jubilee and retirement/pension bonuses are accrued in Company on a basis of an independent actuarial valuation. According to the amended Accounting Act the provisions for jubilee and retirement bonuses are presented in the balance sheet in caption "Liabilities and provisions for liabilities" as "Provision for retirement benefits and similar bonuses".

Equity compensation plan costs

Convertible bonds, issued by the Company as the part of the employee compensation plan, are recognised at the moment of granting the employee an option to buy convertible bonds. As of balance sheet date, the fair value of the convertible bonds is recognised as remuneration expense and presented in short term payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model

Environmental costs

Provisions for certain or highly probable costs or losses resulted from environment protection requirements are recorded in case of existence of law requirements or Company's policy regarding elimination of pollution of

environment or harmful items, simultaneously the amount of future expenses or losses is possible to be estimated.

Borrowing expenses

Costs of loans and borrowings are recognised in principle at the moment of occurrence. Costs of loans and borrowings are capitalised only in case if they directly refer to acquisition, construction or manufacture of certain element of assets. Costs of loans and borrowings are capitalised until the element of assets is ready for planned use. Providing that the net book value of an asset is greater than the value possible to recover, the net book value is decreased by the write-off resulting from impairment.

Loans are initially recorded at the amount of inflows received, decreased by transaction costs. Subsequently they are presented at the amortised purchase price with use of effective interest method. The difference between net inflows and maturity amount is reflected in net profit or loss in the period of loan.

Foreign currency transactions

At the balance sheet date assets and liabilities denominated in foreign currencies are recorded as follows:

- assets (excluding stakes in subordinates accounted for under equity method) – at the call exchange rate applied by the basic bank which renders services for the company, not higher than average exchange rate set for the given currency by the National Bank of Poland ("NBP") for this date,
- liabilities – at the put exchange rate applied by the basic bank which renders services for the company, not lower than average exchange rate set for the given currency by the NBP for this date.

Exchange rate differences concerning long term investments denominated in foreign currencies, arising at the day of their valuation are credited to revaluation reserve. If the revaluation amount was not settled to the valuation date, the negative valuation change of the investment previously revaluated, debits the revaluation reserve to the amount at which the revaluation reserve was credited. In other cases the results of negative valuation change are recognised as financial costs. Increase in valuation of specified investment, directly connected with its previous negative valuation, treated as financial costs, is recognised, to the level of these costs as financial income.

Exchange rate differences concerning other assets and liabilities denominated in foreign currencies, arising at the date of their valuation and on settlement of receivables and liabilities denominated in foreign currencies are classified respectively to financial gains or expenses and in legitimate cases to purchase price or manufacture costs of fixed assets.

Sales

The sales revenues comprise amounts due or received from sales, including excise, less VAT. Revenues from sales are recognised in situation when it is probable that the company will receive economic benefits resulting from transactions and when amount of the revenues can be reliably estimated.

Sales of goods and materials is recognised at the moment of delivery, which results in transfer of risk and benefits stemming from ownership of these goods and products. Income on services are recognised in proportion to the completion, providing that it is possible to estimate it reliably. In case it is not possible to estimate reliably the effect of transaction related to services rendering, income on the services are recognised only to the value of costs incurred in relation to it.

Costs

Costs are accounted for in period they relate to. Costs are accounted for both by type and by function. Cost of goods sold includes direct costs of goods and justifiable part of indirect costs. General and administration expenses include costs of the Capital Group's general operations and its management. Selling and distribution costs are the costs incurred in relation with sales of products and goods for resale and include the particularly excise tax related to sale of products of the Capital Group.

Dividends

Dividends receivable are accounted for as financial income as of the day when the proper body concludes about profit division resolution, unless the resolution determines another day of right to the dividend

Net profit or loss

Net profit or loss is constituted by:

- operating profit or loss, including this resulting from other operating income and costs,
- financial operations result,
- extraordinary operations result,
- compulsory amounts reducing profit resulting from income tax, the payer of which is the entity, and payments equal to it, on the basis of separate regulations.

Result on operating activity is calculated as the difference between net income on sales of products, goods and materials adjusted by grants, discounts, rebates and other increases and decreases, excluding VAT and other operating income and cost of products, goods and materials sold, valued at initial cost, increased by all incurred from the beginning of the year general and administration expenses, selling and distribution costs and other operating costs.

Result on financial operations is the difference between financial income, particularly on dividends (shares in profits), interests, profits on investment sales, adjustments of investments values, excess of positive above negative foreign exchange differences, and financial costs, particularly on interests, losses on sales of investments, adjustments of investments values, excess of negative above positive foreign exchange differences.

Result on extraordinary items is the difference between extraordinary profits and losses.

Taxation

Current liabilities resulting from corporate income tax are calculated in accordance with Polish taxation law.

Due to temporary differences between book values and tax values of assets and liabilities the Company set up provisions and recognise assets resulting from deferred tax.

Deferred tax asset is set in the amount of future expected tax deduction due to negative temporary differences, which will lower in the future basis for income tax calculation, set in line with prudent valuation principle.

Deferred tax provision is set in the amount of income tax due in the future, due to positive temporary differences, which are differences, which will increase basis for income tax calculation in the future.

The amount of deferred tax asset and provision is set basing on income tax rates binding in the predicted year of occurrence of income tax liability.

Deferred tax asset and provision can be netted off against if there is a title giving right to simultaneous settlement when calculating current tax liability.

Deferred tax asset and provision resulting from operations settled with equity are also reflected in equity.

(in PLN thousand)

Impairment

Impairment takes place when there is a considerable probability, that the item of assets controlled by the company will not bring in the future in a considerable part or at all the previously estimated economic benefits. It justifies making an write-off bringing down the net book value of the item of assets to the net sales price, and in case of inability to determine the price – to differently determined fair value.

Write-offs on current assets made in reference to their impairment resulting from their valuation at net realisable value instead of purchase or acquisition prices, or costs of manufacture are accounted for as respectively: other operating costs, costs of goods sold or costs of sales.

Providing that the reason for which the write-off adjusting the value of assets was made, including impairment, is no longer present, the value of all or respective part of previously made write-off increases value of the item of assets and is accounted for as respectively other operating income or financial income.

Contingent liabilities and receivables

Contingent liability is defined as an obligation, arising of which is dependent on occurrence of certain events. Contingent liability is presented in balance sheet unless the probability of outflow of resources embodying economic benefits is insignificant.
Contingent receivables are not presented in balance sheet, but the information about contingent receivables is disclosed, if the inflow of resources embodying economic benefits is probable.

Related party transactions

According to the amended Accounting Act transactions between related parties, which are: the dominant company or significant investor, subsidiaries, joint ventures and associates are presented in the financial statements. Associates and subsidiaries in case of the Company are all entities directly or indirectly associated, directly or indirectly controlled as well as joint ventures.

Investment allowance

In accordance with Decree of Ministry of Finance dated 25 January 1994 on investment allowance and reductions of income tax ("Investment Expenses Decree") and with article 18a of the Corporate Income Tax Act, being in force till 31 December 1999 and with article 3.1 of the Act dated 20 November 1999 on Changes of Corporate Income Tax Act being in force from 1 January 2000, the companies from the PKN ORLEN Group benefited from investment allowance in period 1997-2002. The fixed assets affected by the investment allowance are depreciated for accounting purposes according to normal depreciation rates applied for particular types of fixed assets. The effects of the investment allowance are recorded off-balance sheet and considered only in relation to taxable profits and deferred tax provision purposes.

Management Board estimates

The preparation of consolidated financial statements requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to these financial statements. Actual results may differ from those estimates. Management estimates concern among the others provision setting, accruals and depreciation rates.

E. Main captions of the consolidated financial statements calculated in EURO together with exchange rates

	For six months ended 30 June of 2003
NBP average exchange rate at the end of period	4.4570
Arithmetic average of exchange rates (last day of the month)	4.3110
Maximum exchange rate during the period (last day of the month)	4.4570
Minimum exchange rate during the period (last day of the month)	4.1286

SELECTED FINANCIAL DATA	PLN thousand cumulative period: 01.01.2003 - 30.06.2003	EURO thousand cumulative period: 01.01.2003 - 30.06.2003	PLN thousand cumulative period: 01.01.2002 - 30.06.2002	EURO thousand cumulative period: 01.01.2002 - 30.06.2002
I. Net sales of finished products, goods for resale and materials	15,243,346	3,535,919	12,053,778	2,796,052
II. Operating profit	784,003	181,861	399,339	92,633
III. Profit before taxation	767,075	177,934	301,289	69,888
IV. Net profit	550,950	127,801	199,141	46,194
V. Assets (as at the balance sheet date)	16,695,532	3,745,913	14,430,840	3,237,792
VI. Liabilities and provisions for liabilities (as at the balance sheet date)	7,408,411	1,662,197	6,103,470	1,369,412
VII. Long term liabilities (as at the balance sheet date)	471,076	105,694	1,319,222	295,989
VIII. Short term liabilities (as at the balance sheet date)	5,959,337	1,337,074	3,911,456	877,598
IX. Equity (as at the balance sheet date)	8,442,823	1,894,284	7,648,424	1,716,048
X. Share capital (as at the balance sheet date)	525,221	117,842	525,221	117,842
XI. Number of shares (as at the balance sheet date)	420,177,137	420,177,137	420,177,137	420,177,137
XII. Net profit for six months ended 30 June 2003 per share (PLN/EURO)	1,98	0,46	0,78	0,18
XIII. Net book value per share (PLN/EURO)	20,09	4,51	18,20	4,09
XIV. Net cash flow from operating activities	431,419	100,074	789,646	183,170
XV. Net cash flow used in investing activities	(832,789)	(193,178)	(475,500)	(110,299)
XVI. Net cash flows used in financing activities	602,960	139,866	(300,194)	(69,634)

Selected financial data were calculated into EURO according to the following rules:

- particular captions of assets and liabilities– at the average exchange rate published as at 30 June 2003 – 4.4570 PLN/ EURO,
- particular captions of profit and loss account and cash flow statement– at the exchange rate being an arithmetic mean of average rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2003 to 30 June 2003 – 4.3110 PLN/ EURO.

F. Financial statements according to International Financial Reporting Standards

On 22 September 2003 the Dominant Company prepared consolidated financial statements of the PKN ORLEN Group for 6 months ended 30 June 2003 in accordance with International Financial Reporting Standards ("IFRS"). Hyperinflation effects were not included in those financial statements as required by IAS 29 "Financial Reporting in Hyperinflationary Economies". Polish enterprises are obliged to revalue their fixed assets (using the rates set by the Head of Central Statistical Office for the particular groups of fixed assets based on market values) in accordance with relevant ordinances issued by the Minister of Finance. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation. The results of revaluation are shown as "Revaluation reserve", which is not distributable. According to IAS 29 "Financial Reporting in Hyperinflationary Economies" value of assets and liabilities are to be stated at revalued cost as at the end of hyperinflationary reporting period and are basis for the valuation of assets and liabilities in financial statements of subsequent periods. Polish economy till the end of 1996 was hyperinflationary economy, but beginning from 1997 the criteria for hyperinflationary economy were not met. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. The Group is unable to quantify the impact on these financial statements of non-compliance with IAS 29.
The above revaluation was also not performed in accordance with the provisions of International Accounting Standard 16 "Property, plant and equipment" (IAS 16) since the revaluation method did not assure that the revalued amount of fixed assets was approximate to their fair value as at the date of revaluation.

Financial statements prepared under IFRS were subject to review by auditors who issued an auditors' opinion qualified with respect to non-including hyperinflation effects in accordance with IAS 29 and rules for revaluation according to IAS 16.

Due to requirements of the Accounting Act these consolidated financial statements were prepared in accordance with Polish Accounting Standards and accounting practices applied by companies in Poland and differ from financial statements that would have been prepared in accordance with IFRS in following areas:

	Net profit for 6 months ended 30 June 2003	**Net profit for 6 months ended 30 June 2002**
	in PLN million	
PAS basis consolidated	551	199
Distributions from profit for social activities	(4)	-
Capitalisation of borrowing costs, net of depreciation	(34)	(4)
Amortisation of CPN goodwill	(5)	(5)
IFRS treatment of negative goodwill from consolidation	8	4
Deferred tax on the above	8	2
Others	(9)	(15)
	------	------
IFRS consolidated	515	181
	======	======

	Equity as at 30 June 2003	Equity as at 31 December 2002	Equity as at 30 June 2002
		in PLN million	
PAS basis consolidated	8,443	7,927	7,649
Distributions from profit on social activities	-	-	-
Capitalisation of borrowing costs, net of depreciation	492	526	547
Amortisation of CPN goodwill	67	72	78
IFRS treatment of negative goodwill from consolidation	(63)	(71)	(75)
Deferred tax on the above	(132)	(140)	(121)
Others	6	15	11
IFRS consolidated	8,813	8,329	8,089

a) Distribution from profit on social activities

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits,. i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in capital. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

b) Capitalisation of borrowing costs

According to PAS, borrowing costs are charged into the profit and loss account when incurred after reduction of amounts capitalised in investment expenditures, resulting from liabilities specifically referring to a project. Borrowing costs concerning general indebtedness are expensed wholly when incurred. Borrowing costs related directly to investment projects are capitalised until the fixed assets are brought into usage and are expensed with depreciation.

In financial statements prepared according to IFRS, the borrowing costs are capitalised pursuant to the alternative treatment allowed by IAS 23 "Borrowing costs".

c) Goodwill on the purchase of CPN employee shares

The shares purchased from employees of CPN in 1999 were presented according to IFRS on the basis of acquisition method. As a result, goodwill in the amount of PLN 107 million was recognised on purchase of 19.43% of CPN shares held by its employees. For the purposes of the financial statements according to PAS the merger, including purchase of shares from minority shareholders, was conducted under pooling interest method.

d) IFRS treatment of negative goodwill from consolidation

Pursuant to PAS, before the amended Accounting Act came into effect, negative goodwill from consolidation was written off to incomes over 2-5 year period. In financial statements prepared under IFRS, the negative goodwill is written off in the period being a weighted average of economic useful life of acquired and amortised assets.

e) Deferred tax

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

f) Sales revenues in financial statements according to IFRS

According to PAS sales revenues and selling costs include excise tax, charged by PKN ORLEN and other entities of the Group on the products subject to excise tax and included in realised revenues.
For the purpose of IFRS financial statements, the amount of excise tax calculated by the entities of the PKN ORLEN Group was eliminated from sales revenues and selling costs in the amounts of PLN 4,348 million zloty and PLN 4,620 million zloty in periods ended 30 June 2003 and 30 June 2002 respectively.

g) Scope of financial statements

The captions of consolidated financial statements prepared according to PAS and IFRS may differ significantly. The scope of disclosures to consolidated financial statements according to PAS differs from the scope of disclosures under IFRS.

(in PLN thousand)

CONSOLIDATED FINANCIAL STATEMENTS AND COMPARATIVE CONSOLIDATED FINANCIAL DATA

CONSOLIDATED BALANCE SHEET

ASSETS	Note	30 June 2003	31 December 2002	30 June 2002
I. Fixed assets		**10 349 015**	**9 624 062**	**9 648 391**
1. Intangible assets, including:	1	104 199	90 794	95 369
- goodwill		10 918	435	165
2. Goodwill on consolidation of subordinated entities	2	23 360	26 070	4 145
3. Tangible fixed assets	3	8 974 815	8 521 021	8 552 423
4. long-term receivables	4	12 484	14 873	14 246
4.1. From subordinated entities		1 536	586	-
4.2. From other entities		10 948	14 287	14 246
5. long-term investments	5	1 078 176	790 892	758 141
5.1. Real estates		-	-	-
5.2. Intangible assets		-	-	-
5.3. long-term financial assets		1 078 176	790 892	758 141
a) in subordinated entities, including:		460 889	189 415	181 532
- shares in subordinated entities accounted for on an equity basis		425 155	70 018	64 860
- shares in unconsolidated subordinated companies and joint venture entities		35 734	34 300	32 668
b) in other entities		617 287	601 477	576 609
5.4. Other long-term investments		-	-	-
6. long-term prepayments, deferred costs and deferred tax asset		155 981	180 412	224 067
6.1. Deferred tax assets	6	18 247	24 570	30 135
6.2. Prepayments and deferred costs		137 734	155 842	193 932
II. Current assets		**6 346 517**	**5 159 464**	**4 782 449**
1. Inventories	7	3 132 185	2 851 225	2 432 932
2. short-term receivables	8	2 205 130	1 610 546	1 597 170
2.1. From subordinated entities		87 934	18 281	139 841
2.2. From other entities		2 117 196	1 592 265	1 457 329
3. short-term investments		447 067	246 859	257 656
3.1. short-term financial assets	10	446 566	246 357	257 656
a) in subordinated entities		-	-	-
b) in other entities		66 786	68 167	40 319
c) cash and cash equivalents		379 780	178 190	217 337
3.2. Other short-term investments		501	502	-
4. short-term prepayments and deferred costs	11	562 135	450 834	494 691
Total assets		**16 695 532**	**14 783 526**	**14 430 840**

LIABILITIES				
I. Shareholders equity		**8 442 823**	**7 927 014**	**7 648 424**
1. Share capital	13	525 221	525 221	525 221
2. Unpaid share capital (negative value)		-	-	-
3. Own shares (negative value)	14	-	-	-
4. Capital reserve	15	6 278 684	5 757 678	5 743 830
5. Revaluation reserve	16	678 844	722 745	727 951
6. Other capital reserves	17	53 476	53 476	53 476
7. Foreign exchange gain on inclusion of subordinated entities		31 601	9	4
8. Undistributed profit from previous years		324 047	388 550	398 801
9. Net profit	39	550 950	479 335	199 141
10. Distribution from profit during financial year (negative value)		-	-	-
II. Minority interests	19	**410 031**	**410 890**	**407 573**
III. Negative goodwill on subordinated entities	20	**434 267**	**259 002**	**271 373**
IV. Liabilities and provisions for liabilities		**7 408 411**	**6 186 620**	**6 103 470**
1. Provisions for liabilities	21	889 067	866 566	802 395
1.1. Provision for deferred tax		310 972	290 463	237 221
1.2. Retirement benefits and similar provisions		150 278	150 396	137 634
a) long-term		130 100	128 123	116 066
b) short-term		20 178	22 273	21 568
1.3. Other provisions		427 817	425 707	427 540
a) long-term		329 789	328 192	349 581
b) short-term		98 028	97 515	77 959
2. long-term liabilities	22	471 076	424 009	1 319 222
2.1. To subordinated entities		-	-	-
2.2. To other entities		471 076	424 009	1 319 222
3. short-term liabilities	23	5 959 337	4 807 099	3 911 456
3.1. To subordinated entities		56 155	81 662	33 732
3.2. To other entities		5 844 751	4 679 509	3 819 416
3.3. Special funds		58 431	45 928	58 308
4. Accruals and deferred income	24	88 931	88 946	70 397
4.1. Negative goodwill		480	534	618
4.2. Other accruals and deferred income		88 451	88 412	69 779
a) long-term		10 958	10 947	7 041
b) short-term		77 493	77 465	62 738
Total liabilities		**16 695 532**	**14 783 526**	**14 430 840**

Net book value	25	**8 442 823**	**7 927 014**	**7 648 424**
Number of shares		**420 177 137**	**420 177 137**	**420 177 137**
Net book value per share (in zloty)		**20,09**	**18,87**	**18,20**
Expected number of shares		-	-	-
Diluted net book value per share (in zloty)		-	-	-

1. Contingent receivables		-	-	-
1.1. From subordinated entities		-	-	-
- received guarantees and sureties		-	-	-
1.2. From other entities		-	-	-
- received guarantees and sureties		-	-	-
2. Contingent liabilities		**90 909**	**16 016**	**4 381**
2.1. To subordinated entities	26	76 195	681	1 299
- granted guarantees and sureties		76 195	681	1 299
2.2. To other entities		14 714	15 335	3 082
- granted guarantees and sureties		14 714	15 335	3 082
3. Other		**9 297**	**55 086**	**46 303**
Total off - balance sheet items		**100 206**	**71 102**	**50 684**

(in PLN thousand)

CONSOLIDATED FINANCIAL STATEMENTS AND COMPARATIVE CONSOLIDATED FINANCIAL DATA

CONSOLIDATED INCOME STATEMENT		6 month period ended 30 June 2003	6 month period ended 30 June 2002
I. Net sales including:		**15 243 346**	**12 053 778**
- to subordinated entities	27, 28	342 737	271 027
1. Net sales of finished products	27	12 076 800	11 305 170
2. Net sales of goods for resale and materials	28	3 166 546	748 608
II. Cost of goods sold, including:		**(8 693 148)**	**(5 797 101)**
- to subordinated entities		(332 588)	(239 516)
1. Cost of sales of finished products	29	(5 809 691)	(5 209 713)
2. Cost of goods for resale and materials sold		(2 883 457)	(587 388)
III. Gross profit on sales (I-II)		**6 550 198**	**6 256 677**
IV. Selling and distribution costs	29	(5 374 145)	(5 402 532)
V. General and administration expenses	29	(454 604)	(426 064)
VI. Profit on sales (III-IV-V)		**721 449**	**428 081**
VII. Other operating income		212 463	105 147
1. Profit on disposal of non-financial fixed assets		4 821	17 698
2. Grants		-	75
3. Other	30	207 642	87 374
VIII. Other operating expenses	31	(149 909)	(133 889)
1. Loss from disposal of non-financial fixed assets	32	(4 666)	(8 870)
2. Impairment of non-financial assets		(23 820)	(13 862)
3. Other		(121 423)	(111 157)
IX. Operating profit (VI+VII-VIII)		**784 003**	**399 339**
X. Financial income		132 164	65 385
1. Dividends and shares in profits, including:	32	48 382	-
- from subordinated entities	32	1 873	-
2. Interest, including:		27 870	36 812
- from subordinated entities		418	726
3. Profit from sale of investments		28 238	4 638
4. Revaluation of investments		2 231	375
5. Other	32	25 443	23 560
XI. Financial expenses		(167 402)	(181 930)
1. Interest, including:	33	(86 242)	(110 096)
- to subordinated entities		(403)	(1 124)
2. Loss on sale of investments		-	-
3. Revaluation of investments		(1 246)	(650)
4. Other	33	(79 914)	(71 184)
XII. Profit (loss) on sale of shares in subordinated entities	34	427	-
XIII. Gross profit (IX+X-XI+/-XII)		**749 192**	**282 794**
XIV. Extraordinary items (XIV.1. - XIV.2.)		470	(2 824)
1. Extraordinary gains	35	746	1 173
2. Extraordinary losses	36	(276)	(3 997)
XV. Amortisation of goodwill from subordinated entities	2	(2 716)	(522)
XVI. Write-off of negative goodwill from subordinated entities	20	20 129	21 841
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)		**767 075**	**301 289**
XVIII. Income tax	37	(224 372)	(96 249)
a) current part		(212 137)	(105 960)
b) deferred part		(12 235)	9 711
XIX. Other obligatory charges on profit	38	-	-
XX. Income from associated companies accounted for under the equity method		25 631	6 158
XXI. Minority interests		(17 384)	(12 057)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	39	**550 950**	**199 141**

Net profit for 12 months (annualised)		**831 144**	**325 945**
Weighted average number of ordinary shares		**420 177 137**	**420 177 137**
Earnings per ordinary share (in PLN)		**1,98**	**0,78**
Diluted weighted average number of ordinary shares		-	-
Diluted earnings per share (in PLN)		-	-

(in PLN thousand)

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY

	30 June 2003	31 December 2002	30 June 2002
I. Shareholders equity at beginning of period	**7 927 014**	**7 419 130**	**7 419 130**
a) changes in accounting policies	-	82 009	82 009
b) fundamental errors adjustments	-	-	-
I. a. Shareholders equity at beginning of period restated for comparative data	**7 927 014**	**7 501 139**	**7 501 139**
1. Share capital at beginning of period	**525 221**	**525 221**	**525 221**
1.1.Movements in share capital	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
1.2. Share capital at end of period	**525 221**	**525 221**	**525 221**
2. Unpaid share capital at beginning of period	-	-	-
2.1. Movements in unpaid share capital	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
2.2. Unpaid share capital at end of period	-	-	-
3. Own shares at beginning of period	-	-	-
3.1. Movement in own shares	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
3.2 Own shares at end of period	-	-	-
4. Capital reserve at beginning of period	**5 757 678**	**5 501 578**	**5 501 578**
4.1. Movements in capital reserve	521 006	256 100	242 252
a) increases:	521 006	256 100	242 252
- share premium	-	-	-
- distribution of profits (by articles)	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	480 770	249 395	239 214
- transfer from capital reserves due to revaluation of fixed assets disposed	40 236	6 705	3 038
b) decreases	-	-	-
4.2. Capital reserve at end of period	**6 278 684**	**5 757 678**	**5 743 830**
5. Revaluation reserve at beginning of period	**722 745**	**734 796**	**734 796**
- changes in accounting policies, restatement of opening balance	-	(2 600)	(2 600)
5.1. Revaluation reserve at beginning of period restated for comparative data	**722 745**	**732 196**	**732 196**
5.2. Movements in revaluation reserve	(43 901)	(9 451)	(4 245)
a) increases:	252	41 917	146
- increase of value of long-term investments	-	58 218	-
- deferred tax assets related to entries made to revaluation reserve	252	(16 301)	146
b) decreases:	(44 153)	(51 368)	(4 391)
- fixed assets disposals	(40 236)	(6 705)	(3 038)
- impairment of tangible fixed assets	(932)	(2 746)	(1 353)
- deferred tax assets related to entries made to revaluation reserve	-	16 301	-
- other	(2 985)	(58 218)	-
5.3. Revaluation reserve at end of period	**678 844**	**722 745**	**727 951**
6. Other capital reserves at beginning of period	**53 476**	**53 542**	**53 542**
6.1. Movements in oher capital reserves	-	(66)	(66)
a) increases	-	-	-
b) decreases	-	(66)	(66)
6.2. Other capital reserves at end of period	**53 476**	**53 476**	**53 476**
7. Foreign exchange differences from recalculation of subordinated entities	**31 601**	**9**	**4**

(in PLN thousand)

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY - CONTINUATION	30 June 2003	31 December 2002	30 June 2002
8. Undistributed profit from previous years at beginning of period	867 885	603 990	603 989
8.1. Undistributed profit from previous years at beginning of period	867 885	603 990	603 989
a) changes in accounting policies	-	84 609	84 609
b) fundamental errors adjustments	-	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	867 885	688 599	688 598
a) increases	-	-	-
b) decreases:	(543 838)	(300 049)	(289 797)
- dividends paid	(58 825)	(50 421)	(50 421)
- transfer to capital reserve	(480 770)	(249 395)	(239 214)
- others	(4 243)	(233)	(162)
8.3. Undistributed profit from previous years at end of period	324 047	388 550	398 801
8.4. Undistributed loss from previous years at beginning of period	-	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
8.6. Undistributed loss from previous years at end of period	-	-	-
8.7. Undistributed profit from previous years at end of period	324 047	388 550	398 801
9. Net profit for the financial year	550 950	479 335	199 141
a) net profit	550 950	479 335	199 141
b) net loss	-	-	-
c) distribution from current year profit	-	-	-
II. Shareholders equity at end of period	8 442 823	7 927 014	7 648 424
III. Shareholders equity after proposed distribution of profit	8 442 823	7 927 014	7 648 424

(in PLN thousand)

CONSOLIDATED CASH FLOW STATEMENT

	6 month period ended 30 June 2003	6 month period ended 30 June 2002
A. Cash flow from operating activities		
I. Net profit for the year	**550 950**	**199 141**
II. Total adjustments	**(119 531)**	**590 505**
1. Profit from minority interests	17 384	12 057
2. Net (profit) from subordinated entities accounted for an equity method	(25 631)	(6 158)
3. Depreciation	536 784	504 221
- including amortisation of goodwill of subordinated entities or negative goodwill write-offs of *subordinated entities*	*(17 413)*	*(21 319)*
4. Foreign exchange (gains)/losses	50 386	10 755
5. Interest and dividends	22 549	97 753
6. (Profit) loss from investing activities	(29 423)	(13 592)
7. Movements in provisions	23 516	(16 782)
8. Movements in stock	(257 547)	(247 556)
9. Movements in receivables	(178 868)	(30 788)
10. Movements in creditors falling due within one year (with the exception of loans)	(101 311)	333 421
11. Movements in prepayments and accruals	(95 186)	(56 157)
12. Other adjustments	(82 184)	3 331
III. Cash flow from operating activities (I+/-II)	**431 419**	**789 646**
B. Cash flow from investing activities		
I. Cash inflows from investing activities	**120 217**	**146 258**
1. Disposal of intangible fixed assets and tangible fixed assets	8 439	22 110
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	92 394	123 396
a) in subordinated entities	13 631	12 564
- sales of financial assets (except from debt securities)	949	98
- sales of debt securities	1 284	-
- dividends and profits	10 811	12 007
- interest received	80	459
- other inflows from financial assets	-	-
b) in other entities	78 763	110 832
- sales of financial assets (except from debt securities)	2 445	10 166
- sales of debt securities	17 692	89 536
- dividends and profits	46 509	-
- long-term loans repaid	3 090	-
- interest received	9 027	11 125
- other inflows from financial assets	-	5
4. Other inflows from investing activities	19 384	752
II. Cash outflows from investing activities	**(953 006)**	**(621 758)**
1. Purchases of intangible and tangible assets	(451 829)	(416 660)
2. Investments in real estate and intangible assets	-	-
3. For financial assets, including:	(495 161)	(103 925)
a) in subordinated entities	(458 556)	(96)
- purchases of financial assets (except debt securities)	(457 272)	(96)
- purchases of debt securities	(1 284)	-
- loans granted	-	-
b) in other entities	(36 605)	(103 829)
- purchases of financial assets (except debt securities)	-	-
- purchases of debt securities	(27 250)	(103 567)
- loans granted	(9 355)	(262)
4. Dividend paid to minority shareholders	(2 197)	(970)
5. Other payments	(3 819)	(100 203)
III. Net cash flow used in investing activities (I-II)	**(832 789)**	**(475 500)**
C. Cash flow from financing activities		
I. Inflows	**2 156 415**	**862 969**
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	1 131 652	316 904
3. Issuance of debt securities	1 024 326	545 755
4. Other inflows	437	310
II. Outflows	**(1 553 455)**	**(1 163 163)**
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(563 795)	(428 547)
5. Repurchase of debt securities	(904 659)	(619 391)
6. Other financial liabilities	-	-
7. Finance lease payments	(3 525)	(4 522)
8. Interest paid	(81 199)	(109 588)
9. Other payments	(277)	(1 115)
III. Net cash flows used in financing activities (I-II)	**602 960**	**(300 194)**
D. Net cash flow (A.III+/-B.III+/-C.III)	**201 590**	**13 952**
E. Balance sheet change in cash and cash equivalents	**201 590**	**13 952**
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	1 676	1 881
F. Total cash and cash equivalents at the beginning of the period	**178 190**	**203 385**
G. Total cash and cash equivalents at the end of the period *(F+/- D)*	**379 780**	**217 337**
- including those of limited availability	14 852	11 920

(in PLN thousand)

EXPLANATORY NOTES
NOTES TO THE CONSOLIDATED BALANCE SHEET

Note 1A

	30 June 2003	31 December 2002	30 June 2002
INTANGIBLE ASSETS			
a) development costs	365	383	193
b) company goodwill	10 918	435	165
c) licences, patents and similar assets, including:	87 795	88 908	93 693
- computer software	8 920	3 260	3 519
d) other intangible fixed assets	5 121	1 068	918
e) payments on account of intangible fixed assets	-	-	400
Total intangible assets	**104 199**	**90 794**	**95 369**
Value of intangible fixed assets being collateral for Group's liabilities:	-	-	-

(in PLN thousand)

Note 1B

MOVEMENT IN INTANGIBLE FIXED ASSETS (by groups)	a	b	c		d	e	
	development cost	goodwill	licences, patents and similar assets, including:	computer software	other intangible fixed assets	prepayments for intangible fixed assets	Total intangible fixed assets
a) gross book value at the beginning of period	**952**	**572**	**192 752**	**15 593**	**1 511**	-	**195 787**
b) additions:	70	14 399	18 280	9 128	5 942	-	38 691
purchase, takover from investment	67	157	11 099	1 947	12	-	11 335
newly consolidated companies	-	13 601	7 181	7 181	5 930	-	26 712
other	3	641	-	-	-	-	644
c) decreases:	3	-	395	152	142	-	540
sales and liquidation	-	-	176	129	47	-	223
other	3	-	219	23	95	-	317
d) gross value at the end of period	**1 019**	**14 971**	**210 637**	**24 569**	**7 311**	-	**233 938**
e) accumulated amortisation at the beginning of period	**569**	**137**	**103 778**	**12 331**	**443**	-	**104 927**
f) amortisation for the period (including)	**85**	**3 916**	**19 006**	**3 316**	**1 747**	-	**24 754**
g) additions:	88	3 916	19 193	3 425	1 763	-	24 960
amortisation for the period	85	433	17 076	1 308	210	-	17 804
newly consolidated companies	-	3 470	2 117	2 117	1 271	-	6 858
other	3	13	-	-	282	-	298
h) decreases:	3	-	187	109	16	-	206
sales and liquidation	-	-	114	79	9	-	123
contributions in kind	-	-	11	7	-	-	11
other	3	-	62	23	7	-	72
i) accumulated amortisation at the end of period	**654**	**4 053**	**122 784**	**15 647**	**2 190**	-	**129 681**
j) impairment at the beginning of period	-	-	**66**	**2**	-	-	**66**
- increaes	-	-	1	-	-	-	1
- decreaes	-	-	9	-	-	-	9
k) impairment at the end of the period	-	-	**58**	**2**	-	-	**58**
l) net book value at the end of the period	**365**	**10 918**	**87 795**	**8 920**	**5 121**	-	**104 199**

In 6 month period ended 30 June 2003 unplanned amortisation charges relating to intangible fixed assets due to impairment amounted to PLN 1.

(in PLN thousand)

Note 1C

INTANGIBLE ASSETS (BY CLASS OF OWNERSHIP)	30 June 2003	31 December 2002	30 June 2002
a) own	104 199	90 794	95 369
b) used on basis of lease, tenancy agreements or other agreement, including leasing	-	-	-
Total intangible assets	**104 199**	**90 794**	**95 369**

Note 2A

GOODWILL	30 June 2003	31 December 2002	30 June 2002
a) goodwill from consolidation - subsidiaries	20 600	22 942	452
b) goodwill from consolidation - joint-ventures	-	-	-
c) goodwill from consolidation - associated companies	2 760	3 128	3 693
Total goodwill from consolidation	**23 360**	**26 070**	**4 145**

Note 2B

CHANGE IN GOODWILL FROM CONSOLIDATION - SUBSIDIARY COMPANIES	30 June 2003	31 December 2002	30 June 2002
	-		-
a. gross value at beginning of period	**25 162**	**1 686**	**1 686**
ORLEN Petroprofit Sp. z o.o.	1 623	1 623	1 623
Petrogaz Lapy Sp. z o.o.	63	63	63
Petrotel Sp. z o.o.	493	-	-
Ship Service S.A.	8 860	-	-
ORLEN PetroTank Sp. z o.o.	14 123	-	-
ORLEN Transport Krakow Sp. z o.o.	-	-	-
b. increases	**6**	**23 476**	**493**
ORLEN Petroprofit Sp. z o.o.	-	-	-
Petrogaz Lapy Sp. z o.o.	-	-	-
Petrotel Sp. z o.o.	-	493	493
Ship Service S.A.	-	8 860	-
ORLEN PetroTank Sp. z o.o.	-	14 123	-
ORLEN Transport Krakow Sp. z o.o.	6	-	-
c. decreases	-	-	-
d. gross value at the end of period	**25 168**	**25 162**	**2 179**
ORLEN Petroprofit Sp. z o.o.	1 623	1 623	1 623
Petrogaz Lapy Sp. z o.o.	63	63	63
Petrotel Sp. z o.o.	493	493	493
Ship Service S.A.	8 860	8 860	-
ORLEN PetroTank Sp. z o.o.	14 123	14 123	-
ORLEN Transport Krakow Sp. z o.o.	6	-	-
e. accumulated amortisation at the beginning of period	**2 220**	**1 686**	**1 686**
ORLEN Petroprofit Sp. z o.o.	1 623	1 623	1 623
Petrogaz Lapy Sp. z o.o.	63	63	63
Petrotel Sp. z o.o.	90	-	-
Ship Service S.A.	444	-	-
ORLEN PetroTank Sp. z o.o.	-	-	-
ORLEN Transport Krakow Sp. z o.o.	-	-	-
f. amortisation for the period	**2 348**	**534**	**41**
ORLEN Petroprofit Sp. z o.o.	-	-	-
Petrogaz Lapy Sp. z o.o.	-	-	-
Petrotel Sp. z o.o.	49	90	41
Ship Service S.A.	886	444	-
ORLEN PetroTank Sp. z o.o.	1 412	-	-
ORLEN Transport Krakow Sp. z o.o.	1	-	-
g. decrease in amortisation of goodwill	-	-	-
h. accumulated amortisation at the end of period	**4 568**	**2 220**	**1 727**
ORLEN Petroprofit Sp. z o.o.	1 623	1 623	1 623
Petrogaz Lapy Sp. z o.o.	63	63	63
Petrotel Sp. z o.o.	139	90	41
Ship Service S.A.	1 330	444	-
ORLEN PetroTank Sp. z o.o.	1 412	-	-
ORLEN Transport Krakow Sp. z o.o.	1	-	-
i. net value at the end of period	**20 600**	**22 942**	**452**
ORLEN Petroprofit Sp. z o.o.	-	-	-
Petrogaz Lapy Sp. z o.o.	-	-	-
Petrotel Sp. z o.o.	354	403	452
Ship Service S.A.	7 530	8 416	-
ORLEN PetroTank Sp. z o.o.	12 711	14 123	-
ORLEN Transport Krakow Sp. z o.o.	5	-	-

Note 2C

CHANGE IN GOODWILL FROM CONSOLIDATION - JOINT VENTURES	30 June 2003	31 December 2002	30 June 2002
a. gross value at beginning of period	-	-	-
b. increases	-	-	-
c. decreases	-	-	-
d. gross value at the end of period	-	-	-
e. accumulated amortisation at the beginning of period	-	-	-
f. amortisation for the period	-	-	-
g. accumulated amortisation at the end of period	-	-	-
h. net value at the end of period	-	-	-

(in PLN thousand)

Note 2D

CHANGE IN GOODWILL FROM CONSOLIDATION - ASSOCIATED COMPANIES	30 June 2003	31 December 2002	30 June 2002
a. gross value at beginning of period	**8 326**	**8 326**	**8 374**
Naftoport Sp. z o.o.	8 326	8 326	8 326
entities consolidated by Rafineria Trzebinia S.A.	-	-	48
b. increases	-	-	**36**
Naftoport Sp. z o.o.	-	-	-
entities consolidated by Rafineria Trzebinia S.A.	-	-	36
c. decreases	-	-	-
d. gross value at the end of the period	**8 326**	**8 326**	**8 410**
Naftoport Sp. z o.o.	8 326	8 326	8 326
entities consolidated by Rafineria Trzebinia S.A.	-	-	84
e. accumulated amortisation at the beginning of period	**5 198**	**4 236**	**4 236**
Naftoport Sp. z o.o.	5 198	4 236	4 236
f. amortisation for the period	**368**	**962**	**481**
Naftoport Sp. z o.o.	368	962	481
g. decrease in amortisation of goodwill	-	-	-
h. accumulated amortisation at the end of period	**5 566**	**5 198**	**4 717**
Naftoport Sp. z o.o.	5 566	5 198	4 717
i. net value at the end of period	**2 760**	**3 128**	**3 693**
Naftoport Sp. z o.o.	2 760	3 128	3 609
entities consolidated by Rafineria Trzebinia S.A.	-	-	84

Note 2E

CALCULATION OF GOODWILL FROM CONSOLIDATION AT THE MOMENT OF ACQUISITION/INCREASE IN SHARES

Entity	Cost of purchase	Share in net assets/ equity on the date of purchase	Goodwill from consolidation
Petrogaz Lapy Sp. z o.o.	2 050	1 987	63
ORLEN Petroprofit Sp. z o.o.	13 536	11 913	1 623
Naftoport Sp. z o.o.	17 060	8 734	8 326
Ship Service S.A.	22 800	13 940	8 860
Petrotel Sp. z o.o.	4 321	3 828	493
ORLEN PetroTank Sp. z o.o.	29 197	15 074	14 123
ORLEN Transport Krakow Sp. z o.o.	1 123	1 117	6

Note 3A

TANGIBLE ASSETS	30 June 2003	31 December 2002	30 June 2002
a) fixed assets, including:	8 238 401	7 958 892	7 904 712
- land (including perpetual leasehold)	407 492	154 467	136 060
- buildings and construction	4 935 096	4 795 526	4 602 253
- plant and equipment	2 661 403	2 765 970	2 943 896
- vehicles	169 319	174 384	150 212
- other fixed assets	65 091	68 545	72 291
b) construction in progress	658 127	469 393	537 119
c) payments on account of construction in progress	78 287	92 736	110 592
Total tangible assets	**8 974 815**	**8 521 021**	**8 552 423**
Value of tangible fixed assets being collateral for Group's liabilities:	**391 586**	**259 126**	**351 129**

(in PLN thousand)

NOTE 3B

MOVEMENTS IN TANGIBLE FIXED ASSETS (by groups)	-land (including perpetual lease agreements)	- buildings and constructions	- plant and equipment	- vehicles	- other fixed assets	Total tangible fixed assets
a) gross value at the beginning of period	**168 780**	**8 202 523**	**8 465 839**	**552 762**	**223 104**	**17 613 008**
b) additions:	**255 628**	**428 713**	**395 805**	**23 523**	**18 690**	**1 122 359**
purchases, takeover from investment	16 985	131 902	72 485	19 046	11 898	252 316
newly consolidated companies	238 465	291 613	315 705	4 006	6 609	856 398
other	178	5 198	7 615	471	183	13 645
c) decreases:	**388**	**160 273**	**720 486**	**26 208**	**16 004**	**923 359**
sales and liquidation	188	31 784	50 736	21 052	9 617	113 377
contributions in kind	-	126 476	668 607	3 745	3 436	802 264
other*	200	2 013	1 143	1 411	2 951	7 718
Transfers	-	3 567	(1 471)	39	(2 135)	-
d) gross value at the end of period	**424 020**	**8 474 530**	**8 139 687**	**550 116**	**223 655**	**17 812 008**
e) accumulated depreciation at the beginning of period	**14 313**	**3 373 648**	**5 696 468**	**378 345**	**154 024**	**9 616 798**
f) depreciation charge	2 215	126 955	(223 358)	2 325	4 171	(87 692)
g) additions:	2 361	230 386	460 600	22 956	16 628	732 931
depreciation for the period	1 950	174 784	328 031	19 731	11 897	536 393
newly consolidated companies	411	55 595	131 910	3 217	4 533	195 666
other	#ADR!#ADR!	7	659	8	198	872
h) decreases:	146	105 758	683 241	20 679	10 799	820 623
sales and liquidations	109	22 091	42 248	16 779	6 833	88 060
contributions in kind	-	83 423	639 605	2 800	3 322	729 150
other*	37	244	1 388	1 100	644	3 413
Transfers	-	2 327	(717)	48	(1 658)	-
i) accumulated depreciation at the end of period	**16 528**	**3 500 603**	**5 473 110**	**380 670**	**158 195**	**9 529 106**
j) impairment of fixed assets at the beginning of period	-	**33 349**	**3 401**	**33**	**535**	**37 318**
- increases	-	12 586	2 178	140	133	15 037
- decreases	-	7 104	405	46	299	7 854
k) impairment of fixed assets at the end of period	-	**38 831**	**5 174**	**127**	**369**	**44 501**
l) net book value at the end of period	**407 492**	**4 935 096**	**2 661 403**	**169 319**	**65 091**	**8 238 401**

* Position other includes reclassification of low value tangible assets to equipment, donations and other.

In 6 month period ended 30 June 2003 unplanned depreciation charges relating to tangible fixed assets amounted to PLN 15,037 and resulted from impairement.

(in PLN thousand)

Note 3C

FIXED ASSETS (BY CLASS OF OWNERSHIP)	30 June 2003	31 December 2002	30 June 2002
a) own	8 207 517	7 927 720	7 871 297
b) used on the basis of lease, tenancy agreements or other agreement, including leasing	30 884	31 172	33 415
Total fixed assets	**8 238 401**	**7 958 892**	**7 904 712**

Note 3D

OFF-BALANCE SHEET FIXED ASSETS	30 June 2003	31 December 2002	30 June 2002
used on the basis of lease, tenancy agreements or other agreement, including leasing, together with:	723 404	684 587	658 881
- the amount of the perpetual leashold (estimated on the basis of land valuation made by municipalities in order to determine fees for perpetual leasehold)	507 662	421 728	406 399
Total off-balance sheet fixed assets	**723 404**	**684 587**	**658 881**

Companies from the Capital Group do not recognize perpetual leasehold of land granted by an administrative decision in previous years due to the fact that historical cost can not be reliably determined.

Note 4A

long-term RECEIVABLES	30 June 2003	31 December 2002	30 June 2002
a) due from related companies, including:	1 536	586	-
- from subordinated companies	1 536	586	-
- from joint-ventures	-	-	-
- from associated companies	-	-	-
- from significant investor	-	-	-
- from dominant company	-	-	-
b) from other companies	10 948	14 287	14 246
Net long-term receivables	**12 484**	**14 873**	**14 246**
c) Bad and doubtful debt provision (positive value)	26	35	35
Gross long-term receivables	**12 510**	**14 908**	**14 281**

Note 4B

MOVEMENTS IN long-term RECEIVABLES	30 June 2003	31 December 2002	30 June 2002
a) balance at beginning of period	14 908	16 951	16 951
b) increases	1 465	5 437	643
c) decreases	(3 863)	(7 480)	(3 313)
long-term receivables at end of the period	**12 510**	**14 908**	**14 281**

Note 4C

MOVEMENTS IN BAD AND DOUBTFUL DEBTS PROVISION FOR long-term RECEIVABLES	30 June 2003	31 December 2002	30 June 2002
a) balance at beginning of period	35	2 894	2 894
b) increases of:	-	-	-
- initial receivable	-	-	-
- interest	-	-	-
- other	-	-	-
c) release of:	(9)	-	-
- initial receivable	(9)	-	-
- interest	-	-	-
- other	-	-	-
d) utilization of:	-	(2 859)	(2 859)
- initial receivable	-	-	-
- interest	-	-	-
- other	-	(2 859)	(2 859)
Bad and doubtful debt provision for long-term debtors at end of period	**26**	**35**	**35**

Note 4D

Long-term RECEIVABLES (CURRENCY TYPE)	30 June 2003	31 December 2002	30 June 2002
a) in Polish currency	12 510	14 908	14 281
b) in foreign currencies (by currency and recalculated to zlotys)	-	-	-
Total long-term receivables	**12 510**	**14 908**	**14 281**

(in PLN thousand)

	30 June 2003	31 December 2002	30 June 2002

Note 5A

MOVEMENTS IN REAL ESTATE			
a) balance at beginning of period	-	-	-
b) increases	-	-	-
c) decreases	-	-	-
Total real estate at the end of period	-	-	-

Note 5B

MOVEMENTS IN INTANGIBLE ASSETS (BY GROUPS)			
a) balance at beginning of period	-	-	-
b) increases	-	-	-
c) decreases	-	-	-
Total intangible fixed assets at the end of period	-	-	-

Note 5C

LONG-TERM FINANCIAL ASSETS			
a) in subordinated companies (not consolidated)	34 500	34 300	24 683
- stakes and shares	34 500	34 300	24 683
b) in joint-ventures (not consolidated)	-	-	-
c) in associated companies (not consolidated)	1 234	85 097	91 989
- stakes and shares	1 234	85 097	91 989
d) in subordinated, joint-venture and associated companies valuated on the equity basis	425 155	70 018	64 860
- stakes and shares	425 155	70 018	64 860
e) in significant investor	-	-	-
f) in dominant company	-	-	-
g) in other companies	617 287	601 477	576 609
- stakes and shares	501 176	501 608	475 790
- securities	-	-	-
- other securities	1 358	-	757
- loans granted	114 753	99 869	100 062
- other long-term financial assets	-	-	-
Total long-term financial assets	1 078 176	790 892	758 141

(in PLN thousand)

Note 5D

LONG-TERM FINANCIAL ASSETS (BY GROUPS)	30 June 2003	31 December 2002	30 June 2002
I. Long-term financial assets at the begining of the period	**790 892**	**762 617**	**762 617**
a) in subordinatede enities (not consolidated)	34 300	23 276	23 276
- stakes and shares	34 300	23 276	23 276
b) in associated companies (not consolidated)	85 097	85 981	85 981
- stakes and shares	85 097	85 981	85 981
c) in subordinated, joint-venture and associated companies accounted for under the equity method	70 018	70 644	70 644
- stakes and shares	70 018	70 644	70 644
d) in other companies	601 477	582 716	582 716
- stakes and shares	501 608	482 916	482 916
- loans granted	99 869	99 800	99 800
II. Increases in period	**391 338**	**150 392**	**17 065**
a) in subordinated enities (not consolidated)	2 008	18 435	3 020
- stakes and shares	2 008	18 435	3 020
b) in associated companies (not consolidated)	141	17	6 008
- stakes and shares	141	17	6 008
c) in subordinated, joint-venture and associated companies accounted for under the equity method	367 004	11 756	6 770
- stakes and shares	367 004	11 756	6 770
d) in other companies	22 185	120 184	1 267
- stakes and shares	1 914	119 595	-
- debt securities	-	-	-
- other securities	1 358	-	757
- loans granted	18 913	589	510
- other long-term financial assets	-	-	-
III. Decreases in period	**104 054**	**122 117**	**21 541**
a) in subordinated entities (not consolidated)	1 808	7 411	1 613
- stakes and shares	1 808	7 411	1 613
b) in associated companies (not consolidated)	84 004	901	-
- stakes and shares	84 004	901	-
c) in subordinated, joint-venture and associated companies accounted for under the equity method	11 867	12 382	12 554
- stakes and shares	11 867	12 382	12 554
d) in other companies	6 375	101 423	7 374
- stakes and shares	2 346	100 903	7 126
- securities	-	-	-
- loans granted	4 029	520	248
IV. long-term financial assets at the end of the period	**1 078 176**	**790 892**	**758 141**
a) in subordinated entities (not consolidated)	34 500	34 300	24 683
- stakes and shares	34 500	34 300	24 683
b) in associated companies (not consolidated)	1 234	85 097	91 989
- stakes and shares	1 234	85 097	91 989
c) in subordinated, joint-venture and associated companies accounted for under the equity method	425 155	70 018	64 860
- stakes and shares	425 155	70 018	64 860
d) in other companies	617 287	601 477	576 609
- stakes and shares	501 176	501 608	475 790
- debt securities	-	-	-
- other securities	1 358	-	757
- loans granted	114 753	99 869	100 062
- other long-term financial assets	-	-	-
I. Long-term financial assets at the begining of the period	**790 892**	**762 617**	**762 617**
II. Increases in period	**391 338**	**150 392**	**17 065**
III. Decreases in period	**104 054**	**122 117**	**21 541**
IV. Long-term financial assets at the end of the period	**1 078 176**	**790 892**	**758 141**

(in PLN thousand)

Note 5E

STAKES OR SHARES IN SUBORDINATED ENTITIES

Lp.	a Name with indication of legal form	b location	c activity	d share capital relationship	e method of consolidation	f date of control /joint control takeover or gaining significant influence	g balance sheet value of shares	h total valuation adjustments, including:	h contribution in kind differences	i book value of shares	j percentage of share capital owned	k share in total votes on General Meeting of Shareholders	l other than mentioned in point j) or k) basis of domination
Companies directly subordinated consolidated													
1	ORLEN Deutschland GmbH	Elmshorn (Germany)	assets management	subsidiary	full method	06.12.2002 [1]	335 831 [2]	13 563 [3]	-	349 394	100,00%	100,00%	-
2	ORLEN Deutschland Immobilien GmbH (formerly ORLEN Deutschland Real Estate GmbH)	Elmshorn (Germany)	purchase of grounds for fuel station investments	subsidiary	full method	06.12.2002 [1]	167 971 [4]	6 787 [3]	-	174 758	100,00%	100,00%	-
3	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)*	Plock	production of crude oil products	subsidiary	full method	19.06.1996	60 635	(9 342)	(9 342)	51 293	100,00%	100,00%	
4	ORLEN GAZ Sp. z o.o.	Plock	liquid gas trade	subsidiary	full method	15.12.1995	24 824	(2 357)	(2 357)	22 467	100,00%	100,00%	-
5	ORLEN PetroCentrum Sp. z o.o.	Plock	liquid fuels trading	subsidiary	full method	24.09.1996	21 000	-	-	21 000	100,00%	100,00%	-
6	ORLEN Medica Sp. z o.o.	Plock	medical activity	subsidiary	full method	24.11.1997	13 273	(2 234)	(2 234)	11 039	100,00%	100,00%	-
7	ORLEN Laboratorium Sp. z o.o.	Plock	laboratory services	subsidiary	full method	13.02.2003	9 915	(4 717)	(4 717)	5 198	100,00%	100,00%	
8	ORLEN Budonaft Sp. z o.o.	Krakow	building and repairs of service stations	subsidiary	full method	02.01.1997	3 795	(3 795)	-	-	100,00%	100,00%	-
9	ORLEN Polimer Sp. z o.o.	Plock	polymers trading	subsidiary	full method	09.04.1998	2 000	-	-	2 000	100,00%	100,00%	-
10	ORLEN Powiernik Sp. z o.o.	Plock	custodian and other services for PKN ORLEN S.A.	subsidiary	full method	19.07.2000	4	-	-	4	100,00%	100,00%	-
11	ORLEN KolTrans Sp. z o.o.	Plock	transport, spedition, managing oil containers, liquid fuels and oil trading	subsidiary	full method	13.12.2000	40 796	(11 305)	(11 305)	29 491	99,85%	99,85%	-
12	ORLEN Transport Szczecin Sp. z o.o.	Szczecin	transport services	subsidiary	full method	15.06.2000	3 409	(1 552)	(1 552)	1 857	99,56%	99,56%	-
13	ORLEN Transport Lublin Sp. z o.o.	Lublin	transport services	subsidiary	full method	09.06.2000	15 922	(9 276)	(9 276)	6 646	98,45%	98,45%	-
14	ORLEN Transport Krakow Sp. z o.o.	Krakow	transport services	subsidiary	full method	05.06.2000	12 255	(6 659)	(6 659)	5 596	98,31%	98,31%	-
15	ORLEN Transport Plock Sp. z o.o.	Plock	transport services	subsidiary	full method	23.12.1998	25 780	(2 028)	(2 028)	23 752	97,58%	97,58%	-
16	ORLEN Transport Slupsk Sp. z o.o.	Slupsk	transport services	subsidiary	full method	23.06.2000	8 388	(3 544)	(3 544)	4 844	97,04%	97,04%	-
17	ORLEN Transport Nowa Sol Sp. z o.o.	Nowa Sol	transport services	subsidiary	full method	09.06.2000	9 760	(3 670)	(3 670)	6 090	96,72%	96,72%	-
18	Zaklad Budowy Aparatury S.A.	Plock	building of machines and equipment for industry	subsidiary	full method	27.10.1998	17 381	-	-	17 381	96,56%	96,56%	-
19	ORLEN Transport Poznan Sp. z o.o.	Poznan	transport services	subsidiary	full method	01.06.2000	10 865	(5 213)	(5 213)	5 652	96,39%	96,39%	-
20	ORLEN Transport Warszawa Sp. z o.o.	Izabelin (Warszawa)	transport services	subsidiary	full method	07.06.2000	5 945	(3 317)	(3 317)	2 628	94,49%	94,49%	-
21	ORLEN Transport Olsztyn Sp. z o.o.	Olsztyn	transport services	subsidiary	full method	29.05.2000	7 990	(3 752)	(3 752)	4 238	94,41%	94,41%	-
22	ORLEN Oil Sp. z o.o. **	Krakow	trading in chemicals, rafinery and petrochemical products	subsidiary	full method	27.08.1998	40 198	(1 119)	(1 119)	39 079	92,29%	92,29%	-
23	ORLEN PetroTank Sp. z o.o.	Widelka	liquid fuels trading	subsidiary	full method	09.04.1996	36 247	-	-	36 247	90,00%	90,00%	-
24	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-Kozle	transport services	subsidiary	full method	29.05.2000	5 663	(3 562)	(2 694)	2 101	89,02%	89,02%	-
25	Petrotel Sp. z o.o.	Plock	telecommunication services	subsidiary	full method	14.08.1997	7 282	-	-	7 282	88,80%	88,80%	-
26	ORLEN PetroProfit Sp. z o.o.	Niemce	liquid fuels trading	subsidiary	full method	14.09.1995	13 536	-	-	13 536	85,00%	85,00%	-
27	ORLEN WodKan Sp. z o.o.	Plock	repairs of water supply and sewage installation	subsidiary	full method	22.07.1999	1 810	(532)	(532)	1 278	82,27%	82,27%	-
28	Rafineria Trzebinia S.A.	Trzebinia	paraffine processing, production and sales of fuels and oils	subsidiary	full method	27.10.1997	74 503	-	-	74 503	77,07%	77,07%	-
29	Anwil S.A.	Wloclawek	producing of PCV and fertilisers	subsidiary	full method	05.09.1995	176 200	-	-	176 200	76,27%	76,27%	-
30	Rafineria Nafty Jedlicze S.A.	Jedlicze	paraffine processing, production and sales of fuels and oils	subsidiary	full method	01.01.1999	64 000	-	-	64 000	75,00%	75,00%	-
31	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	Inowroclaw	industrial brine production processing of vacuum salt	subsidiary	full method	28.09.1996	17 560	-	-	17 560	70,54%	70,54%	-
32	Przedsiebiorstwo Uslug Morskich Ship - Service S.A.	Warszawa	ship servicing in sea ports, loading and storing of goods	subsidiary	full method	30.09.2002	22 800	-	-	22 800	60,86%	55,87%	-
33	ORLEN Automatyka Sp. z o.o.	Plock	repair services for automation	subsidiary	full method	30.04.1999	1 258	(148)	(148)	1 110	52,42%	52,42%	-
34	ORLEN PetroZachod Sp. z o.o.	Poznan	liquid fuels trading	subsidiary	full method	19.01.1998	9 200	-	-	9 200	51,83%	51,83%	-
35	Petrolot Sp. z o.o.	Warszawa	liquid gas trade	subsidiary	full method	07.01.1997	10 220	-	-	10 220	51,00%	51,00%	-
36	ORLEN Projekt S.A.	Plock	technological and construction designing services	subsidiary	full method	28.05.1998	765	-	-	765	51,00%	51,00%	-
37	ORLEN Wir Sp. z o.o.	Plock	repair services for spinning machinery division	subsidiary	full method	01.10.1999	816	(508)	(508)	308	51,00%	51,00%	-
38	ORLEN Morena Sp. z o.o.	Gdansk	wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	subsidiary	full method	10.09.2001	5 300	-	-	5 300	50,48%	50,48%	-
Total companies directly subordinated consolidated							**1 285 097**	**(58 280)**	**(73 967)**	**1 226 817**			
Companies indirectly subordinated consolidated***													
1	ORLEN Tankstellen AG (formerly EGGERT Mineraloel GmbH)	Elmshorn (Germany)	fuels trading	subsidiary	full method	28.02.2003	4 903	-	-	4 903	100,00%	100,00%	-
2	AMF Service GmbH	Bochum (Germany)	assets management	subsidiary	full method	28.02.2003	236 565	-	-	236 565	100,00%	100,00%	-
3	JEWEL Tankstellen Nord GmbH	Elmshorn (Germany)	fuels trading	subsidiary	full method	28.02.2003	212 681	-	-	212 681	100,00%	100,00%	-
4	Energomedia Sp. z o.o.	Trzebinia	production, purchasing and forwarding of energy, gas, waste utilisation	subsidiary	full method	08.12.1997	26 470	(1 947)	(1 947)	24 523	100,00%	100,00%	-
5	Petrogaz Lapy sp. z o.o.	Lapy	liquid gas trade	subsidiary	full method	19.06.1998	3 663	-	-	3 663	100,00%	100,00%	-
6	NTG Norddeutsche Tankstellen GmbH	Elmshorn (Germany)	real estate management	subsidiary	full method	28.02.2003	2 310	-	-	2 310	100,00%	100,00%	-

(in PLN thousand)

Note 5E

STAKES OR SHARES IN SUBORDINATED ENTITIES

Lp.	a Name with indication of legal form	b location	c activity	d share capital relationship	e method of consolidation	f date of control /joint control takeover or gaining significant influence	g balance sheet value of shares	h total valuation adjustments, including:	h contribution in kind differences	i book value of shares	j percentage of share capital owned	k share in total votes on General Meeting of Shareholders	l other than mentioned in point j) or k) basis of domination
7	Ship Service Agro Sp. z o.o.	Szczecin	trade activity	subsidiary	full method	04.08.1999	2 481	(393)	(393)	2 088	100,00%	100,00%	-
8	Bor-Farm Sp. z o.o.	Borkowo Wielkie	farm	subsidiary	full method	01.02.2000	2 022	-	-	2 022	100,00%	100,00%	-
9	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o. ****	Lublin	trade of petrochemical products and services	subsidiary	full method	23.06.2000	1 894	-	-	1 894	100,00%	100,00%	Majority in Supervisory Board possess Orlen-Oil Sp. z o.o.
10	RAF-LAB Sp. z o.o.	Jedlicze	laboratory services	subsidiary	full method	31.07.2002	2 500	(1 611)	(1 611)	889	100,00%	100,00%	-
11	NaftoWax Sp. z o.o.	Trzebinia	production and sales of parrafin, wax and other chemical and crude oil products	subsidiary	full method	23.07.1999	50	-	-	50	100,00%	100,00%	-
12	RAF-KOLTRANS Sp. z o.o.	Jedlicze	transport, spedition and vehicle cleaning services	subsidiary	full method	17.04.2000	1 850	(1 850)	(794)	0	100,00%	100,00%	-
13	PetroNaft Sp. z o.o.	Trzebinia	retail and wholesale trading of fuels, chemical and crude oil products	subsidiary	full method	22.04.1999	5 607	(1 040)	(1 040)	4 567	99,99%	99,99%	-
14	NaftoTransRem Sp. z o.o.	Trzebinia	technical supervising, repairs, services	subsidiary	full method	28.11.1997	8 872	(5 859)	(5 859)	3 013	99,99%	99,99%	-
15	Przedsiębiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	Wloclawek	repairs and construction services	subsidiary	full method	25.11.1997	3 000	-	-	3 000	99,98%	99,98%	-
16	RAF-ENERGIA Sp. z o.o.	Jedlicze	energy production and trading	subsidiary	full method	04.11.1999	1 495	(817)	-	678	99,65%	99,65%	-
17	Przedsiębiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	Wloclawek	laboratory services	subsidiary	full method	03.06.1999	302	-	-	302	99,20%	99,20%	-
18	RAF-TRANS Sp. z o.o.	Jedlicze	transport, spedition and repairs	subsidiary	full method	02.08.1999	1 981	(1 770)	(879)	211	99,06%	99,06%	-
19	EkoNaft Sp. z o.o.	Trzebinia	laboratory and environment protection services	subsidiary	full method	01.12.2000	50	-	-	50	99,00%	99,00%	-
20	RAF-REMAT Sp. z o.o.	Jedlicze	repair, maintenance, diagnostic, storing and catering services	subsidiary	full method	08.10.1999	1 688	(282)	(239)	1 406	96,12%	96,12%	-
21	RAF-EKOLOGIA Sp. z o.o.	Jedlicze	waste utilisation, sewage treatment	subsidiary	full method	01.12.1999	636	(636)	-	0	92,74%	92,74%	-
22	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.*****	Jedlicze	wholesale of waste and scrap	subsidiary	full method	06.11.2001	880	-	-	880	88,00%	88,00%	-
23	P.U.S. i P. CHEMEKO Sp. z o.o.	Wloclawek	research and analitycal services, designing and technical-engineering services connected with environment protection	subsidiary	full method	14.12.1994	10	-	-	10	55,93%	55,93%	-
24	ORLEN Petrogaz Wroclaw Sp. z o.o.	Wroclaw	liquid gas trade	subsidiary	full method	25.07.1997	1 600	-	-	1 600	51,61%	51,61%	-
25	Petrooktan Sp. z o.o.	Swidnik	fuel station, retail sale	subsidiary	full method	01.01.1996	408	-	-	408	51,00%	51,00%	-
Total companies indirectly subordinated consolidated							**523 918**	**(16 205)**	**(12 762)**	**507 713**			
Companies directly subordinated not consolidated													
1	SAMRELAKS Machocice Sp. z o.o.	Machocice Kapitulne	catering and hotel services	subsidiary	not consolidated	07.11.2001	6 725	(394)	(394)	6 331	100,00%	100,00%	-
2	ZAWITAJ Swinoujscie Sp. z o.o.	Swinoujscie	catering and hotel services	subsidiary	not consolidated	09.10.2001	4 110	(25)	(25)	4 085	100,00%	100,00%	-
3	Z.W. Mazowsze Sp. z o.o.	Leba	resting and recreation activity	subsidiary	not consolidated	15.09.1997	3 932	(268)	(268)	3 664	100,00%	100,00%	-
4	Wisla Plock Sportowa S.A.	Plock	sport activity	subsidiary	not consolidated	14.08.1997	1 000	-	-	1 000	100,00%	100,00%	-
5	ORLEN Ochrona Sp. z o.o.	Plock	security services	subsidiary	not consolidated	26.08.1998	500	-	-	500	100,00%	100,00%	-
6	CPN Serwis Kielce Sp. z o.o.	Kielce	maitenance services for fuel stations and stores	subsidiary	not consolidated	30.07.1999	322	(113)	(113)	209	100,00%	100,00%	-
7	Serwis Gdansk Sp. z o.o.	Gdansk	maitenance services for fuel stations and stores	subsidiary	not consolidated	30.12.1999	223	(109)	(109)	114	100,00%	100,00%	-
8	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	Opole	import, export, sales of industrial buildings and equipment, internet and logistics services	subsidiary	not consolidated	29.11.2000	6 533	(703)	(703)	5 830	99,94%	99,94%	-
9	Serwis Slupsk Sp. z o.o.	Slupsk	maitenance services for fuel stations and stores	subsidiary	not consolidated	13.09.1999	795	(118)	(118)	677	99,76%	99,76%	-
10	Serwis Nowa Wies Wielka Sp. z o.o.	Nowa Wies Wielka	maitenance services for fuel stations and stores	subsidiary	not consolidated	11.02.2000	1 261	(492)	(492)	769	99,32%	99,32%	-
11	D.W. Mazowsze Sp. z o.o.	Ustron	resting and recreation activity	subsidiary	not consolidated	03.11.1997	1 627	-	-	1 627	98,73%	98,73%	-
12	Serwis Rzeszow Sp. z o.o.	Rzeszow	maitenance services for fuel stations and stores	subsidiary	not consolidated	07.09.1999	337	(61)	(61)	276	97,26%	97,26%	-
13	Serwis Lodz Sp. z o.o.	Lodz	maitenance services for fuel stations and stores	subsidiary	not consolidated	15.06.1999	591	(474)	(474)	117	97,25%	97,25%	-
14	SERWIS PODLASIE Sp. z o.o.	Bialystok	maitenance services for fuel stations and stores	subsidiary	not consolidated	31.12.1999	239	(118)	(118)	121	89,67%	89,67%	-
15	Serwis Mazowsze Sp. z o.o.	Warszawa	maitenance services for fuel stations and stores	subsidiary	not consolidated	29.07.1999	697	(318)	(318)	379	88,50%	88,50%	-
16	Serwis Wroclaw Sp. z o.o.	Wroclaw	maitenance services for fuel stations and stores	subsidiary	not consolidated	19.07.1999	180	(42)	(42)	138	83,31%	83,31%	-
17	Serwis Krakow Sp. z o.o.	Krakow	maitenance services for fuel stations and stores	subsidiary	not consolidated	20.05.1999	216	(181)	(181)	35	83,20%	83,20%	-
18	B.H.T. Dromech S.A. Warszawa in bankruptcy	Warszawa	containers and tanks production	subsidiary	not consolidated	08.09.1999	2 111	(2 111)	-	0	81,14%	81,14%	-
19	Serwis Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-Kozle	maitenance services for fuel stations and stores	subsidiary	not consolidated	24.05.1999	200	(46)	(46)	154	80,00%	80,00%	-
20	Serwis Szczecin Sp. z o.o.	Szczecin	maitenance services for fuel stations and stores	subsidiary	not consolidated	18.06.1999	164	(6)	(6)	158	78,09%	78,09%	-
21	Serwis Zachod Sp. z o.o.	Nowa Sol	maitenance services for fuel stations and stores	subsidiary	not consolidated	06.01.2000	650	(192)	(192)	458	74,31%	74,31%	-
22	CPN Marine Service Gdansk Sp. z o.o. (activity suspended)	Gdansk	production, store and wholesale of fuel	subsidiary	not consolidated	12.11.1991	35	-	-	35	70,00%	70,00%	-
23	Centrum Edukacji Sp. z o.o.	Plock	education and training services	subsidiary	not consolidated	15.11.1999	454	-	-	454	69,43%	69,43%	-
24	Serwis Katowice Sp. z o.o.	Katowice	maitenance services for fuel stations and stores	subsidiary	not consolidated	13.09.1999	93	(38)	(38)	55	55,00%	55,00%	-
25	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. in bankcruptcy	Nowa Brzeznica	liquid gas trade	subsidiary	not consolidated	19.02.1997	2 288	(2 288)	-	0	52,00%	52,00%	-
26	Petromor Sp. z o.o.	Gdansk	storing of goods for resale	subsidiary	not consolidated	28.10.1999	1 324	-	-	1 324	51,31%	51,31%	-
27	Serwis Poznan Sp. z o.o.	Poznan	maitenance services for fuel stations and stores	subsidiary	not consolidated	06.09.1999	158	(24)	(24)	134	51,00%	51,00%	-

(in PLN thousand)

Note 5E

STAKES OR SHARES IN SUBORDINATED ENTITIES

	a	b	c	d	e	f	g	h		i	j	k	l
Lp.	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Total companies directly subordinated not consolidated							**36 765**	**(8 121)**	**(3 722)**	**28 644**			
Companies indirectly subordinated not consolidated***													
1	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	Laka near Koszalin	agriculture	subsidiary	not consolidated	26.04.1996	883	(500)	-	383	100,00%	100,00%	-
2	Hermann Eggert Mineraloelvertriebs GmbH	Elmshorn (Germany)	stake management	subsidiary	not consolidated	28.02.2003	365	-	-	365	100,00%	100,00%	-
3	RAF-BIT Sp. z o.o.	Jedlicze	information systems services	subsidiary	not consolidated	21.08.2002	200	(72)	(66)	128	100,00%	100,00%	-
4	Tankstellenbetriebsgesellschaft Arfrade 26 mbH	Elmshorn (Germany)	management of fuel stations near supermarkets	subsidiary	not consolidated	28.02.2003	115	-	-	115	100,00%	100,00%	-
5	Wecotect Trading & Consulting GmbH in liquidation	Elmshorn (Germany)	advisory services, trade	subsidiary	not consolidated	28.02.2003	0	-	-	0	100,00%	100,00%	-
6	Zakladowa Straz Pozarna Sp. z o.o.	Trzebinia	fire fighting services	subsidiary	not consolidated	11.09.1998	2 134	(655)	(655)	1 479	99,97%	99,97%	-
7	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	Ciechocinek	preventing and curing, resting and recreation activity	subsidiary	not consolidated	23.01.2002	1 418	-	-	1 418	97,95%	97,95%	-
8	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	Plock	trade and distribution of gas	subsidiary	not consolidated	13.07.2001	1 108	-	-	1 108	90,35%	90,35%	-
9	RAF-SLUZBA RATOWNICZA Sp. z o.o.	Jedlicze	fire fighting services	subsidiary	not consolidated	09.04.1999	141	(16)	-	125	88,19%	88,19%	-
10	Petromont Sp. z o.o.	Niemce near Lublin	trade and building services	subsidiary	not consolidated	16.02.2000	335	-	-	335	85,00%	85,00%	-
11	MEDILOGISTYKA Sp. z o.o.	Plock	wholesale and retail trade of pharmaceutical, food and industry products	subsidiary	not consolidated	24.05.2001	40	-	-	40	80,00%	80,00%	-
12	PetroUkraina Ltd Sp. z o.o. (activity suspended)	Lvov (Ukraine)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	05.03.2001	33	(17)	-	16	80,00%	80,00%	-
13	NTVK (Nacionaline Turto Valdybos Korporacija - Plc) in liquidation	Vilnius (Lithuania)	trade	subsidiary	not consolidated	22.11.2000	275	(275)	-	-	76,00%	76,00%	-
14	MEDIKOR Sp. z o.o.	Jedlicze	services and trade activities, medical supervising of work environment and sanitation	subsidiary	not consolidated	07.07.1999	77	-	-	77	73,33%	73,33%	-
15	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA in liquidation******	Lvov (Ukraine)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	10.08.2000	175	(175)	-	-	62,00%	62,00%	-
16	RAN-AKSES Sp. z o.o.	Szczecin	used oils collection	subsidiary	not consolidated	07.04.1998	105	(44)	(19)	61	60,69%	60,69%	-
17	RAN-OIL Sp. z o.o.	Tarnow	used oils collection	subsidiary	not consolidated	29.01.1998	169	(14)	(14)	155	51,00%	51,00%	-
18	RAN-SIGMA Sp. z o.o.	Walbrzych	used oils collection	subsidiary	not consolidated	17.02.1998	51	-	-	51	51,00%	51,00%	-
19	RAN-STAROL Sp. z o.o.	Katowice	used oils collection	subsidiary	not consolidated	01.09.1998	128	(128)	-	-	51,00%	51,00%	-
20	RAN-OLE-PAR Sp. z o.o.	Lodz	used oils collection	subsidiary	not consolidated	31.08.1998	51	(51)	-	-	51,00%	51,00%	-
21	RAN-PETROMEX Sp. z o.o.	Opole	used oils collection	subsidiary	not consolidated	07.04.1998	25	(25)	-	-	51,00%	51,00%	-
22	RAN-WATT Sp. z o.o. in liquidation	Torun	used oils collection	subsidiary	not consolidated	29.04.1998	26	(26)	-	-	51,00%	51,00%	-
23	RAN-MEGA Sp. z o.o.	Gliwice	used oils collection	subsidiary	not consolidated	28.05.1998	26	(26)	-	-	51,00%	51,00%	-
Total companies indirectly subordinated not consolidated							**7 880**	**(2 024)**	**(754)**	**5 856**			
Directly joint venture companies consolidated													
1	BASELL ORLEN POLYOLEFINS Sp. z o.o.	Plock	production, distibution and sale of poliolefins	joint venture	equity method	19.12.2002	453 699	-	-	357 991	50,00%	50,00%	-
Total directly joint venture companies consolidated							**453 699**	**-**	**-**	**357 991**			
Indirectly joint venture companies consolidated***													
1	UAB Ship Service Klaipeda	Klaipeda (Lithuania)	trade	joint venture	equity method	23.04.2002	24	(24)	-	-	50,00%	50,00%	-
Total indirectly joint venture companies consolidated							**24**	**(24)**	-	-			
Direct associates consolidated													
1	Naftoport Sp. z o.o.	Gdansk	construction and utilising of liquid fuels reloading terminals	associate	equity method	17.07.1991	35 319	-	-	47 870	48,71%	48,71%	-
2	Flexpol Sp. z o.o.	Plock	foil production	associate	equity method	03.01.2000	4 800	-	-	6 346	40,00%	40,00%	-
3	Chemiepetrol GmbH	Hamburg	trade and intermediary activities regarding chemical and similar goods	associate	equity method	28.04.1993	397	-	-	667	20,00%	20,00%	-
Total indirect associates consolidated (the book value of the companies is constituted by percentage share in equity as at 30.06.2003)							**40 516**	-	-	**54 883**			
Indirect associates consolidated***													
1	P.U.T. WIRCOM Sp. z o.o.	Wloclawek	repairs of electric-spinning machines	associate	equity method	13.04.1994	15	-	-	1 656	49,02%	49,02%	-
2	Z.U.P. EKO-DROG Sp. z o.o.	Wloclawek	cultivation of land, roads and green areas	associate	equity method	03.03.1994	30	-	-	646	48,78%	48,78%	-
3	P.W. EURO-TRANSCHEM Sp. z o.o.	Wloclawek	transport and sales of fuels	associate	equity method	26.02.1993	12	-	-	838	47,95%	47,95%	-
4	P.H.U.P. TRANSCHEM Sp. z o.o.	Wloclawek	railroad transport and repairs	associate	equity method	26.02.1993	110	-	-	3 059	47,39%	47,39%	-
5	Z.M. Azomet Sp. z o.o.	Wloclawek	installation-industrial services, repairs	associate	equity method	26.02.1993	26	-	-	1 550	47,12%	47,12%	-
6	APEX-ELZAR Sp. z o.o.	Wloclawek	maintenance of measuring and controlling equipment	associate	equity method	31.08.1993	138	-	-	1 185	46,96%	46,96%	-
7	S.P.P. PROFMED Sp. z o.o.	Wloclawek	medical services	associate	equity method	19.12.1994	7	-	-	202	45,86%	45,86%	-
8	P.P.H.U. ARBUD Sp. z o.o.	Wloclawek	building, construction and repairs services	associate	equity method	26.02.1993	4	-	-	1 195	45,26%	45,26%	-
9	Petro-Oil SEEWAX Sp. z o.o.	Sulejowek near Warszawa	trade and services in oil industry	associate	equity method	18.08.1999	190	-	-	107	25,00%	25,00%	majority in supervisory Board
10	Petr-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.	Lodz	production, sale, services	associate	equity method	17.12.2002	51	-	-	0	25,00%	25,00%	majority in supervisory Board

(in PLN thousand)

Note 5E

STAKES OR SHARES IN SUBORDINATED ENTITIES

	a	b	c	d	e	f	g	h		i	j	k	l
Lp.	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
11	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	Szczecin	production and trade of petrochemical products	associate	equity method	30.10.2000	1 425	-		1 212	24,00%	24,00%	majority in supervisory Board
12	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	Bialystok	trade and services in oil industry	associate	equity method	26.10.2000	168	-		229	24,00%	24,00%	majority in supervisory Board
13	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	Szczecin	production and trade of petrochemical products	associate	equity method	27.12.2000	168	-		8	24,00%	24,00%	majority in supervisory Board
14	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	Legnica	trade and services in oil industry	associate	equity method	17.11.1999	132	-		59	24,00%	24,00%	majority in supervisory Board
15	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	Gdansk	production, trade and services	associate	equity method	02.10.2000	108	-		0	24,00%	24,00%	majority in supervisory Board
16	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	Olkusz	production, trade, services	associate	equity method	09.04.2001	194	-		0	24,00%	24,00%	majority in supervisory Board
17	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	Suchy Las near Poznan	production and trade of petrochemical products	associate	equity method	25.05.2000	33	-		127	22,00%	22,00%	majority in supervisory Board
18	DWS PERLA Sp. z o.o.	Ustka	recreational services	associate	equity method	26.04.1994	4	-		208	20,24%	20,24%	majority in supervisory Board
Total indirect associates consolidated (the book value of the companies is constituted by percentage share in equity as at 30.06.03)							2 815			12 281			
Direct associates not consolidated													
1	Motel Sp. z o.o.	Morawica	catering and hotel services	associate	not consolidated	26.03.1999	700	-		700	35,00%	35,00%	-
2	POLIMEX - ENERGO Sp. z o.o.	Krakow	technological and construction designing services, delivery and assembling of heating and mechanical facilities	associate	not consolidated	09.06.2003	98	-		98	24,99%	24,99%	-
Totalirect associates not consolidated							798			798			
Total indirect associates not consolidated***													
1	Petro-Oil CZ s.r.o.	Brno Prikop (Czech Republic)	production, trade and services in oil industry	associate	not consolidated	18.12.2001	54	(11)	-	43	49,00%	49,00%	majority in Supervisory Board
2	RAN-BIALY Sp. z o.o.	Bialystok	used oils collection	associate	not consolidated	04.10.2000	70	(70)	(9)	-	46,70%	46,70%	-
3	Pitra Sp. z o.o.	Krakow	fuels trade	associate	not consolidated	12.09.1991	360		-	360	40,00%	40,00%	-
4	Petro-Pak S.A.	Mielec	production, trade and services	associate	not consolidated	28.11.2000	20		-	20	20,00%	20,00%	majority in Supervisory Board
5	RAF-UNIWERSAL Sp. z o.o.	Jedlicze	trade and services	associate	not consolidated	06.01.1999	13	-	-	13	20,00%	20,00%	-
Total indirect associates not consolidated							517	(81)	(9)	436			
Total subordinated and associated companies from the PKN ORLEN Capital Group							45 960	(10 226)	(4 485)	35 734			

[1] date of purchase of shares in Germany subsidiaries, before capital increase, which took place at 28 February 2003
[2] equivalent of EUR 80,028 thousand
[3] foreign exchange gains from valuation at balance sheet date
[4] equivalent of EUR 40,028 thousand

* the Company 82.46%, rafineria trzebinia S.A. 17.54%
** the Company 9%, Rafineria Trzebinia S.A. 75.58%, Rafineria Nafty Jedlicze S.A. 7.71%
*** Subsidiaries, associates and joint ventures of the companies: Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Oil Sp. z o.o., ORLEN PetroTank Sp. z o.o., Anwil S.A., Orlen Medica Sp. z o.o., ORLEN GAZ Sp. z o.o, PUM Ship Service S.A., ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien GmbH.
**** ORLEN Oil Sp. z o.o. 24%, ORLEN PetroProfit Sp. z o.o. 76%
***** Rafineria Nafty Jedlicze S.A. 80%, Rafineria Trzebinia S.A. 8%
****** ORLEN PetroProfit Sp. z o.o. 31%, ORLEN PetroTank Sp. z o.o. 31%

(in PLN thousand)

NOTE 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No	a	m							n			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
Companies directly subordinated consolidated																		
1	ORLEN Deutschland GmbH	352 857	133 710	-	222 961	(3 814)	(12)	(3 802)	113	-	106	236 890	-	236 890	352 971	-	-	-
2	ORLEN Deutschland Immobilien GmbH (formerly ORLEN Deutschland Real Estate GmbH)	176 503	133 710	-	44 681	(1 888)	(12)	(1 876)	525	-	498	50	-	50	177 028	-	-	-
3	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)	15 156	10 635*	-	2 275	2 246	(365)	2 611	177 442	-	175 284*	74 587	-	74 587	192 598	75 284	-	-
4	ORLEN Gaz Sp. z o.o.	59 349	24 823	-	31 291	3 235	1 474	1 761	34 254	2 590	30 353	25 387	-	25 387	93 602	193 613	-	-
5	ORLEN PetroCentrum Sp. z o.o.	41 099	21 000	-	19 880	219	-	219	42 475	117	39 681	38 796	-	38 796	83 574	264 194	-	134
6	ORLEN Medica Sp. z o.o.	14 306	13 273	-	707	326	-	326	1 615	-	1 599	1 136	-	1 136	15 920	7 698	-	-
7	ORLEN Laboratorium Sp. z o.o.	7 459	9 915	-	-	(2 456)	-	(2 456)	11 102	-	5 594	4 699	-	4 699	18 561	22 369	-	-
8	ORLEN Budonaft Sp. z o.o.	180	3 795	-	3 327	(6 942)	(6 226)	(716)	12 790	-	10 650	3 467	-	3 467	12 970	11 483	-	-
9	ORLEN Polimer Sp. z o.o.	7 652	2 000	-	5 043	609	8	601	14 610	-	14 610	12 057	-	12 057	22 263	50 537	-	809
10	ORLEN Powiernik Sp. z o.o.	230 387	4	-	230 369	14	-	14	7	-	7	10	-	10	230 394	60	-	-
11	ORLEN KolTrans Sp. z o.o.	42 539	40 859	-	-	1 680	3	866	3 260	-	2 736	2 455	-	2 455	45 799	9 709	-	612
12	ORLEN Transport Szczecin Sp. z o.o.	4 322	3 424	-	1 376	(478)	-	(478)	1 237	13	1 044	1 156	-	1 156	5 559	2 364	-	97
13	ORLEN Transport Lublin Sp. z o.o.	19 247	16 174	-	3 460	(387)	-	(387)	1 955	-	1 244	2 262	-	2 262	21 201	6 251	-	-
14	ORLEN Transport Krakow Sp. z o.o.	9 347	12 465	-	-	(3 118)	(2 167)	(951)	5 437	-	2 746	3 438	-	3 438	14 783	16 865	-	-
15	ORLEN Transport Plock Sp. z o.o.	28 634	26 420	-	3 739	(1 525)	(1 985)	460	9 415	-	5 742	6 640	-	6 640	38 049	38 706	-	-
16	ORLEN Transport Slupsk Sp. z o.o.	11 847	8 644	-	3 324	(121)	-	(121)	2 983	815	1 678	2 542	-	2 542	14 830	7 910	-	122
17	ORLEN Transport Nowa Sol Sp. z o.o.	17 958	10 090	-	7 528	340	-	340	3 126	-	2 412	3 818	-	3 818	21 084	6 487	-	637
18	Zaklad Budowy Aparatury S.A.	20 169	18 000	-	6 786	(4 617)	(2 003)	(2 614)	6 910	-	3 982	8 751	-	8 751	27 080	11 719	-	-
19	ORLEN Transport Poznan Sp. z o.o.	14 331	11 273	-	2 953	105	1 068	(963)	3 442	-	2 423	2 595	-	2 595	17 773	7 223	-	342
20	ORLEN Transport Warszawa Sp. z o.o.	6 834	6 291	-	381	162	-	162	2 952	-	1 099	2 133	-	2 133	9 786	4 934	-	64
21	ORLEN Transport Olsztyn Sp. z o.o.	9 683	8 464	-	1 484	(265)	-	(265)	1 788	-	1 137	2 056	-	2 056	11 471	6 331	-	54
22	ORLEN Oil Sp. z o.o.	59 403	43 558	-	14 805	1 040	(235)	1 266	71 025	-	67 899	78 578	-	78 578	130 429	201 979	-	-
23	ORLEN PetroTank Sp. z o.o.	51 308	11 750	-	38 495	1 063	-	1 063	217 176	29 574	179 066	161 774	-	161 774	268 484	709 037	-	-
24	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	6 875	5 389	-	1 836	(350)	-	(350)	3 753	369	3 255	2 094	-	2 094	10 629	8 563	-	153
25	Petrotel Sp. z o.o.	26 042	8 200	-	15 400	2 442	-	2 442	15 704	7 773	6 115	5 349	-	5 349	41 745	16 864	-	-
26	ORLEN PetroProfit Sp. z o.o.	27 914	11 500	-	16 747	(333)	589	(922)	54 119	3 505	50 512	30 167	-	30 167	82 033	197 759	-	-
27	ORLEN WodKan Sp. z o.o.	3 419	2 200	-	1 016	203	-	203	4 544	519	2 312	2 434	-	2 434	7 963	7 743	-	950
28	Rafineria Trzebinia S.A.	283 419	43 042	-	199 440	40 937	-	40 937	72 736	-	54 465	61 677	-	61 677	356 156	510 209	-	-
29	Anwil S.A.	808 044	150 000	-	364 916	293 128	-	13 679	328 602	95 688	200 685	172 222	3 218	169 004	1 136 646	588 270	-	-
30	Rafineria Nafty Jedlicze S.A.	130 881	78 000	-	79 189	(26 308)	(28 592)	2 284	163 748	43 032	109 349	30 801	-	30 801	294 629	222 777	-	-
31	Inowroclawskie Kopalnie Soli "Solino" S.A.	80 571	19 146	-	42 340	19 085	-	4 316	156 644	133 111	16 349	9 697	-	9 697	237 215	45 891	-	-
32	SHIP - SERVICE S.A.	24 526	3 943	-	20 021	562	426	(2 168)	41 104	2 189	37 656	35 910	860	35 050	65 630	102 995	-	-
33	ORLEN Automatyka Sp. z o.o.	7 348	2 400	-	4 298	650	-	650	7 394	-	3 151	2 994	-	2 994	14 742	10 680	-	818
34	ORLEN PetroZachod Sp. z o.o.	22 422	17 749	-	6 371	(1 698)	(2 489)	791	63 095	2 889	59 715	44 316	-	44 316	85 516	196 717	-	-
35	Petrolot Sp. z o.o.	48 335	20 039	-	25 891	2 405	-	2 405	90 914	13 131	75 535	68 994	-	68 994	139 249	226 249	-	1 020

(in PLN thousand)

NOTE 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

	a	m							n			o			p	r	s	t
No	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
36	ORLEN Projekt S.A.	12 024	1 500	-	11 675	(1 151)	-	(1 151)	5 522	-	2 413	3 109	-	3 109	17 546	7 177	-	1 102
37	ORLEN Wir Sp. z o.o.	3 949	1 600	-	2 000	349	-	349	4 047	-	2 594	1 915	-	1 915	7 997	3 997	-	816
38	ORLEN Morena Sp. z o.o.	12 393	10 500	-	1 457	436	-	436	12 861	-	12 861	17 337	-	17 337	25 254	99 940	-	-
Total companies directly subordinated consolidated		2 698 732	934 850	-	1 437 462	315 785	(40 518)	58 961	1 650 426	335 315	1 013 273	1 164 293	4 078	1 160 215	4 349 159	3 900 584	-	7 730

(in PLN thousand)

NOTE 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No	a	m							n			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
Companies indirectly subordinated consolidated																		
1	ORLEN Tankstellen AG (formerly EGGERT Mineraloel GmbH)	39 762	5 013	-	120 339	(85 590)	(83 748)	(1 842)	533 929	-	494 715	218 864	-	218 864	573 692	1 456 528	-	-
2	AMF Service GmbH	80	111	-	-	(31)	(31)	-	236 702	-	236 694	4	-	4	236 782	-	-	-
3	JEWEL Tankstellen Nord GmbH	81 878	254	-	99 867	(18 243)	(29 525)	11 282	238 994	-	214 967	299 090	-	299 090	320 873	959 501	-	-
4	Energomedia Sp. z o.o.	26 860	27 178	-	107	(425)	-	452	5 489	-	3 964	3 810	-	3 810	32 349	19 617	-	-
5	Petrogaz Lapy Sp. z o.o.	1 422	3 540	-	-	(2 118)	(1 794)	(324)	2 125	168	1 946	881	-	881	3 546	5 357	-	-
6	NTG Norddeutsche Tankstellen GmbH	138 344	34 410	-	104 019	(85)	(1 477)	1 392	169 772	-	32 276	4 167	-	4 167	308 116	32 877	-	-
7	Ship Service Agro Sp. z o.o.	4 117	2 481	-	799	837	70	767	12 055	-	12 055	12 804	-	12 804	15 262	20 211	-	-
8	Bor-Farm Sp. z o.o.	(1 382)	2 022	-	215	(3 619)	(3 530)	(89)	1 176	-	1 176	-	-	-	1 972	-	-	-
9	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.	2 351	1 900	-	450	1	-	1	7 783	-	7 696	3 894	-	3 894	10 134	17 688	-	-
10	RAF-LAB Sp. z o.o.	2 792	2 500	-	98	194	-	194	562	-	388	163	-	163	3 355	1 964	-	-
11	NaftoWax Sp. z o.o.	1 410	50	-	1 654	(294)	-	(294)	10 290	52	9 851	5 408	-	5 408	11 700	21 568	-	-
12	RAF-KOLTRANS Sp. z o.o.	515	1 850	-	-	(1 335)	(1 318)	(17)	748	-	404	393	-	393	1 263	1 675	-	-
13	PetroNaft Sp. z o.o.	3 794	5 608	-	-	(1 814)	(2 368)	325	5 986	151	5 399	3 828	-	3 828	9 780	22 354	-	-
14	NaftoTransRem Sp. z o.o.	9 476	9 054	-	200	222	-	222	2 876	-	2 058	2 580	-	2 580	12 352	7 513	-	-
15	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	7 399	3 000	-	4 103	296	-	296	10 431	-	8 438	12 418	-	12 418	17 830	25 319	-	-
16	RAF-ENERGIA Sp. z o.o.	448	1 500	-	-	(1 052)	(819)	(233)	2 560	-	1 905	1 779	-	1 779	3 008	10 855	-	-
17	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	814	305	-	-	509	-	276	4 258	34	4 124	2 323	-	2 323	5 073	8 531	-	-
18	RAF-TRANS Sp. z o.o.	823	2 000	-	-	(1 177)	(908)	(269)	504	-	403	428	-	428	1 327	1 868	-	-
19	EkoNaft Sp. z o.o.	981	50	-	519	412	(125)	537	1 947	-	1 365	1 256	-	1 256	2 927	6 169	-	-
20	RAF-REMAT Sp. z o.o.	1 727	1 756	-	317	(346)	(370)	24	1 586	-	896	1 000	-	1 000	3 313	3 487	-	-
21	RAF-EKOLOGIA Sp. z o.o.	(480)	686	-	-	(1 166)	(673)	(493)	2 179	-	1 766	1 081	-	1 081	1 699	4 038	-	-
22	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.	2 100	1 000	-	986	114	-	114	2 404	-	2 243	3 655	-	3 655	4 504	9 917	-	-
23	P.U.S. i P. CHEMEKO Sp. z o.o.	2 478	18	-	2 211	249	-	249	836	-	790	1 941	-	1 941	3 314	3 695	-	-
24	ORLEN Petrogaz Wroclaw Sp. z o.o.	3 850	3 100	-	720	30	102	(72)	4 611	518	4 093	2 171	-	2 171	8 461	15 871	-	-
25	Petrooktan Sp. z o.o.	1 352	781	-	516	55	-	55	602	-	602	426	-	426	1 954	3 374	-	65
Total companies indirectly subordinated consolidated		332 911	110 167	-	337 120	(114 376)	(126 514)	12 553	1 260 405	923	1 050 214	584 364	-	584 364	1 594 586	2 659 977	-	65

(in PLN thousand)

NOTE 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

	a	m							n			o			p	r	s	t
No	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
Companies directly subordinated not consolidated																		
1	SAMRELAKS Machocice Sp. z o.o.	5 319	6 725	-	-	(1 406)	(1 337)	(69)	242	-	242	195	-	195	5 561	1 151	-	-
2	ZAWITAJ Swinoujscie Sp. z o.o.	2 775	4 110	-	-	(1 335)	(934)	(401)	701	-	406	159	-	159	3 476	627	-	-
3	Z.W. Mazowsze Sp. z o.o.	2 559	3 932	-	-	(1 373)	(1 230)	(143)	478	-	455	131	-	131	3 037	757	-	-
4	Wisla Plock Sportowa S.A.	(166)	1 000	-	609	(1 775)	(1 268)	(532)	4 542	-	3 907	2 338	-	2 338	4 376	13 009	-	-
5	ORLEN Ochrona Sp. z o.o.	2 519	500	-	1 039	980	-	980	6 679	52	6 218	4 225	-	4 225	9 198	16 819	-	968
6	CPN Serwis Kielce Sp. z o.o.	245	322	-	4	(81)	(39)	(42)	274	-	219	280	-	280	519	909	-	-
7	Serwis Gdansk Sp. z o.o.	610	223	-	357	30	(34)	64	371	-	292	364	-	364	981	1 678	-	-
8	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	7 806	6 536	-	884	386	-	386	1 664	-	1 228	2 194	-	2 194	9 470	7 701	-	-
9	Serwis Slupsk Sp. z o.o.	2 597	796	-	1 578	223	-	223	952	-	650	988	-	988	3 549	2 449	-	134
10	Serwis Nowa Wies Wielka Sp. z o.o.	1 407	1 269	-	87	51	-	51	839	-	448	481	-	481	2 246	1 822	-	21
11	D.W. Mazowsze Sp. z o.o.	880	1 649	-	3	(772)	(672)	(100)	637	-	595	49	-	49	1 517	481	-	-
12	Serwis Rzeszow Sp. z o.o.	694	347	-	385	(38)	56	(94)	344	3	245	239	-	239	1 038	1 082	-	126
13	Serwis Lodz Sp. z o.o.	988	608	-	547	(167)	(324)	(228)	665	-	368	153	-	153	1 268	844	-	-
14	SERWIS PODLASIE Sp. z o.o.	455	266	-	105	84	-	84	1 053	-	674	663	-	663	1 508	1 716	-	31
15	Serwis Mazowsze Sp. z o.o.	801	788	-	186	(173)	(82)	(91)	2 234	63	2 099	1 396	-	1 396	3 035	9 522	-	19
16	Serwis Wroclaw Sp. z o.o.	2 045	216	-	1 689	140	-	140	969	-	902	855	-	855	3 014	3 055	-	255
17	Serwis Krakow Sp. z o.o.	382	259	-	152	(29)	-	(29)	408	-	378	334	-	334	790	1 385	-	-
18	B.H.T. Dromech S.A. Warszawa in bankruptcy	company in bankruptcy																
19	Serwis Kedzierzyn-Kozle Sp. z o.o.	155	250	-	79	(174)	-	(174)	275	-	268	207	-	207	429	662	-	128
20	Serwis Szczecin Sp. z o.o.	541	210	-	267	64	19	(5)	879	-	491	555	-	555	1 420	1 430	-	15
21	Serwis Zachod Sp. z o.o.	1 160	874	-	292	(6)	-	(6)	1 177	-	551	1 075	-	1 075	2 337	2 838	-	45
22	CPN Marine Service Gdansk Sp. z o.o. (activity suspended)	activity suspended																
23	Centrum Edukacji Sp. z o.o.	819	654	-	274	(109)	(126)	17	1 544	-	628	976	-	976	2 363	3 478	-	95
24	Serwis Katowice Sp. z o.o.	753	170	-	477	106	-	106	499	-	439	578	-	578	1 252	1 881	-	73
25	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. in bankruptcy	company in bankruptcy																
26	Petromor Sp. z o.o.	2 468	2 580	-	64	(176)	(58)	(118)	58	-	58	4	-	4	2 527	101	-	-
27	Serwis Poznan Sp. z o.o.	468	310	-	188	(30)	(2)	(28)	795	-	741	596	-	596	1 263	1 822	-	42
Total companies directly subordinated not consolidated		**38 280**	**34 594**	**-**	**9 266**	**(5 580)**	**(6 031)**	**(9)**	**28 279**	**118**	**22 502**	**19 035**	**-**	**19 035**	**66 174**	**77 219**	**-**	**1 952**

(in PLN thousand)

NOTE 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

	a	m							n			o			p	r	s	t
		equity, including:							Entity's payables and provisions, including:			Entity's receivables, including:						
No	Name of entity		share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)		long-term payables	short-term payables		long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
Companie indirectly subordinated not consolidated																		
1	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	150	883	-	-	(733)	(462)	(311)	1 360	362	995	44	-	44	1 510	654	-	-
2	Hermann Eggert Mineraloelvertriebs GmbH	400	3 190	-	-	(2 790)	(2 790)	-	-	-	-	390	-	390	-	-	-	-
3	RAF-BIT Sp. z o.o.	212	200	-	14	(2)	-	(2)	131	-	131	135	-	135	343	667	-	-
4	Tankstellenbetriebsgesellschaft Arfrade 26 mbH	116	114	-	-	2	(4)	6	3 018	-	3 018	3 146	-	3 146	-	-	-	-
5	Wecotect Trading & Consulting GmbH w likwidacji	857	684	-	-	173	83	91	-	-	-	879	-	879	-	-	-	-
6	Zakladowa Straz Pozarna Sp. z o.o.	1 453	1 496	-	166	(209)	(239)	30	1 448	-	1 075	477	-	477	2 901	1 929	-	-
7	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	2 439	2 295	-	132	12	-	12	215	-	214	100	-	100	2 654	917	-	-
8	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	(97)	1 740	-	-	(1 837)	(1 695)	(142)	2 333	-	1 757	263	-	263	2 236	4 837	-	-
9	RAF-SLUZBA RATOWNICZA Sp. z o.o.	143	160	-	-	(17)	(19)	2	391	-	353	311	-	311	534	1 517	-	-
10	Petromont Sp. z o.o.	441	400	-	61	(20)	(8)	(11)	96	-	96	149	-	149	537	608	-	26
11	MEDILOGISTYKA Sp. z o.o.	28	37	-	-	(9)	-	(9)	3	-	3	5	-	5	31	15	-	-
12	PetroUkraina Ltd Sp. z o.o. (activity suspended)	activity suspended																
13	NTVK (Nacionaline Turto Valdybos Korporacija - Plc) in liquidation	company in liquidation																
14	MEDIKOR Sp. z o.o.	135	105	-	30	-	-	-	27	-	27	44	-	44	162	285	-	-
15	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA in liquidation	company in liquidation																
16	RAN-AKSES Sp. z o.o.	74	173	-	-	(99)	(44)	(55)	19	-	19	47	-	47	93	59	-	-
17	RAN-OIL Sp. z o.o.	623	330	-	337	(44)	(43)	(1)	28	-	28	114	-	114	651	968	-	-
18	RAN-SIGMA Sp. z o.o.	126	100	-	21	5	-	5	337	-	337	238	-	238	463	1 576	-	-
19	RAN-STAROL Sp. z o.o.	(236)	250	-	-	(486)	(430)	(56)	545	-	545	234	-	234	309	911	-	-
20	RAN-OLE-PAR Sp. z o.o.	(2)	100	-	-	(102)	(90)	(12)	116	-	116	104	-	104	114	309	-	-
21	RAN-PETROMEX Sp. z o.o.	company declared bankruptcy																
22	RAN-WATT Sp. z o.o. in liquidation	company in liquidation																
23	RAN-MEGA Sp. z o.o.	company declared bankruptcy																
Total companies indirectly subordinated not consolidated		**6 862**	**12 257**	**-**	**761**	**(6 156)**	**(5 742)**	**(453)**	**10 067**	**362**	**8 714**	**6 680**	**-**	**6 680**	**12 538**	**15 252**	**-**	**26**
Directly joint venture companies consolidated																		
1	BASELL ORLEN POLYOLEFINS Sp. z o.o.	917 380	907 398	-	1	9 981	-	9 981	106 438	469	100 801	171 393	-	171 393	1 023 818	293 313	-	-
Total directly joint venture companies consolidated		**917 380**	**907 398**	**-**	**1**	**9 981**	**-**	**9 981**	**106 438**	**469**	**100 801**	**171 393**	**-**	**171 393**	**1 023 818**	**293 313**	**-**	**-**
Indirectly joint venture companies consolidated																		
1	UAB Ship Service Klaipeda Sp. z o.o.	(1 867)	62	-	-	(1 929)	(1 385)	(544)	4 167	-	4 167	1 414	-	1 414	2 300	9 976	-	-
Total indirectly joint venture companies consolidated		**(1 867)**	**62**	**-**	**-**	**(1 929)**	**(1 385)**	**(544)**	**4 167**	**-**	**4 167**	**1 414**	**-**	**1 414**	**2 300**	**9 976**	**-**	**-**

(in PLN thousand)

NOTE 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

	a	m							n			o			p	r	s	t
		equity, including:							Entity's payables and provisions, including:			Entity's receivables, including:						
No	Name of entity		share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)		long-term payables	short-term payables		long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
Direct associates consolidated																		
1	Naftoport Sp. z o.o.	98 276	45 942	-	8 187	44 147	-	14 690	5 623	-	4 134	3 814	-	3 814	103 899	31 698	-	8 240
2	Flexpol Sp. z o.o.	15 864	12 000	-	-	3 864	-	3 864	13 394	-	11 631	15 557	-	15 557	29 258	40 312	-	2 445
3	Chemiepetrol GmbH	3 335	228	-	-	3 107	3 347	(240)	1 769	-	1 249	2 081	-	2 081	5 104	15 995	-	126
Total direct associates consolidated		**117 475**	**58 170**	-	**8 187**	**51 118**	**3 347**	**18 314**	**20 786**	-	**17 014**	**21 452**	-	**21 452**	**138 261**	**88 005**	-	**10 811**
Indirect associates consolidated																		
1	P.U.T. WIRCOM Sp. z o.o.	3 377	31	-	3 550	(204)	-	(204)	2 299	-	2 172	3 786	-	3 786	5 676	7 193	-	-
2	Z.U.P. EKO-DROG Sp. z o.o.	1 324	62	-	1 036	226	-	32	429	-	405	818	-	818	1 753	1 680	-	-
3	P.W. EURO-TRANSCHEM Sp. z o.o.	1 748	24	-	131	1 593	-	255	1 734	-	1 680	2 253	-	2 253	3 482	7 578	-	-
4	P.H.U.P. TRANSCHEM Sp. z o.o.	6 456	232	-	202	6 022	-	191	1 984	-	1 906	2 183	-	2 183	8 440	7 616	-	-
5	Z.M. Azomet Sp. z o.o.	3 290	56	-	3 529	(295)	-	(295)	2 635	-	2 558	2 299	-	2 299	5 925	4 775	-	-
6	APEX-ELZAR Sp. z o.o.	2 522	294	-	1 843	385	-	(176)	1 311	-	1 069	1 879	-	1 879	3 833	3 664	-	-
7	S.P.P. PROFMED Sp. z o.o.	441	16	-	397	28	-	28	269	-	196	477	-	477	709	1 909	-	-
8	P.P.H.U. ARBUD Sp. z o.o.	2 640	10	-	48	2 582	-	130	1 026	-	910	2 047	-	2 047	3 666	3 793	-	-
9	Petro-Oil SEEWAX Sp. z o.o.	801	760	-	40	1	-	1	6 828	-	6 741	3 423	-	3 423	7 630	13 940	-	-
10	Petr-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.	27	200	-	-	(173)	(84)	(89)	4 099	-	4 099	2 860	-	2 860	4 126	5 452	-	-
11	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	5 912	6 000	-	1 136	(1 224)	(1 001)	(223)	21 089	-	20 982	12 862	-	12 862	27 002	39 035	-	-
12	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	1 225	700	-	404	121	-	121	3 905	-	3 904	2 690	-	2 690	5 130	8 076	-	-
13	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	194	700	-	-	(506)	(510)	4	3 973	-	3 967	2 492	-	2 492	4 167	8 076	-	-
14	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	774	550	-	170	54	-	54	5 384	-	5 337	2 854	-	2 854	6 138	10 443	-	-
15	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	213	450	-	-	(237)	(162)	(75)	6 007	-	5 971	2 836	-	2 836	6 221	10 864	-	-
16	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	230	800	-	-	(570)	(590)	20	13 571	-	13 571	9 115	-	9 115	13 801	23 280	-	-
17	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	1 278	148	-	934	196	3	193	17 927	378	16 947	12 073	-	12 073	19 205	35 054	-	-
18	DWS PERLA Sp. z o.o.	1 029	21	-	560	448	234	11	330	-	242	358	-	358	1 359	1 691	-	-
Total indirect associates consolidated		**33 481**	**11 054**		**13 980**	**8 447**	**(2 110)**	**(22)**	**94 800**	**378**	**92 657**	**67 305**		**67 305**	**128 263**	**194 119**		
Direct associates not consolidated																		
1	Motell Sp. z o.o.	335	2 000	-	-	(1 665)	(1 497)	(168)	808	-	808	284	-	284	1 143	3 074	-	-
2	POLIMEX - ENERGO Sp. z o.o.	no financial data available as at 30 June 2003																
Total direct associates not consolidated		**335**	**2 000**	-	-	**(1 665)**	**(1 497)**	**(168)**	**808**	-	**808**	**284**	-	**284**	**1 143**	**3 074**	-	-

(in PLN thousand)

NOTE 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No	a	m							n			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
Indirect associates not consolidated																		
1	Petro-Oil CZ s.r.o.	86	138	-	-	(52)	(131)	79	987	-	986	728	-	728	1 073	3 455	-	-
2	RAN-BIALY Sp. z o.o.	92	150	-	-	(58)	(63)	5	83	-	83	101	-	101	175	312	-	-
3	Piast Sp. z o.o.	2 842	900	-	1 428	514	-	(111)	15 150	200	14 513	12 873	-	12 873	17 992	31 184	-	-
4	Petro-Pak S.A.	66	100	-	-	(34)	(30)	(4)	26	-	26	92	-	92	92	-	-	-
5	RAF-UNIWERSAL Sp. z o.o.	106	65	-	35	6	-	6	79	-	79	61	-	61	185	563	-	-
Total indirect associates not consolidated		3 192	1 353	-	1 463	376	(224)	(25)	16 325	200	15 687	13 855	-	13 855	19 517	35 514	-	-

* short term payables include PLN 50,000 thousand of payables due to increase of share capital not registered at balance sheet date. The registration of the increased capital took place on 15 July 2003.

(in PLN thousand)

NOTE 5G

STAKES OR SHARES IN OTHER ENTITIES

	a	b	c	d	e		f	g	h	i
No	name with indication of legal form	location	activity	book value of shares	entity's equity, including:	share capital	% of share capital owned	Share in votes on the General Shareholders Meeting	unpaid share capital	dividends and share in profits received and due for the last year
1	Polkomtel S.A.	Warszawa	cellular telecommunication services	436 495	3 059 876	2 050 000	19,61%	19,61%	-	46 509
2	SK Eurochem Sp. z o.o. 1) *	Wloclawek	production of chemicals	1 914	-	-	13,10%	13,10%	-	-
3	AWSA Holland II B.V.*	Amsterdam	bearing of shares and managment of Dutch law limited liability company, as well as granting collateral for liabilities of third parties and all other activity related to that subject. Dominant Company of Autostrada Wielkopolska S.A.	61 400	-	-	9,22%	9,22%	-	-
4	WODKAN S.A.	Ostrow Wielkopolski	sewage system and water services	326	124 897	40 663	3,57%	3,57%	-	-
5	Polimex-Cekop S.A. *	Warszawa	foreign and domestic trade of chemicals, building production and designing services	468	-	-	0,52%	0,52%	-	-
6	Huta Stalowa Wola S.A. Zaklad Sprezynowania 2)*	Stalowa Wola	weapons and army equipment production	230	-	-	0,16%	0,16%	-	-
7	Stocznia Gdynia S.A.*	Gdynia	shipyard	180	-	-	0,12%	0,12%	-	-
8	Other			163						
TOTAL				501 176						46 509

* The Company does not have relevant financial data on entity's equity as at 30 June 2003.
[1] Anwil S.A. 13.10%
[2] PKN ORLEN 0.08%, Rafineria Nafty Jedlicze S.A. 0.07%, Rafineria Trzebinia S.A. 0.01%
Presented are only those shares in other entities, for which provision was not provided for.

(in PLN thousand)

Note 5H

LONG-TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)	30 June 2003	31 December 2002	30 June 2002
a) in Polish currency	438 706	690 723	657 980
b) in foreign currencies (by currency and recalculated to zloty)	524 717	300	99
b1. unit/currency 1/USD	4	4	8
zlotys	17	17	33
b2. unit/currency 1/EUR	120 535	56	-
zlotys	524 632	223	-
b3. other currencies in zlotys	68	60	66
Total long-term shares, securities and other property rights	**963 423**	**691 023**	**658 079**

Note 5I

LONG-TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)	30 June 2003	31 December 2002	30 June 2002
A. With unlimited transferability, listed on stock exchange (balance sheet value)	**-**	**1 984**	**37 218**
a) shares (balance sheet value)	-	1 984	37 218
- adjustments (for the period)	-	74	60
- value at the beginning of the period	-	1 910	37 158
- value at purchase price	-	8 830	44 077
b) bonds (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
c) other (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	**326**	**600**	**854**
a) shares (balance sheet value)	326	600	854
- adjustments (for the period)	(274)	(899)	(645)
- value at the beginning of the period	600	1 499	1 499
- value at purchase price	3 111	3 111	3 111
b) bonds (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
c) other (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	**13 966**	**181**	**19 896**
a) shares (balance sheet value)	13 966	181	19 518
- adjustments (for the period)	(301)	-	-
- value at the beginning of the period	14 267	181	19 518
- value at purchase price	11 398	20	21 500
b) bonds (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
c) other (balance sheet value)	-	-	378
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	378
- value at purchase price	-	-	692
D. With limited transferability (balance sheet value)	**949 131**	**688 258**	**600 111**
a) shares (balance sheet value)	947 773	688 257	600 110
- adjustments (for the period)	7 940	(4 960)	108
- value at the beginning of the period	939 833	693 217	600 002
- value at purchase price	986 774	717 146	640 061
b) bonds (balance sheet value)	-	-	-
- adjustments (for the period)	-	(26 000)	-
- value at the beginning of the period	-	26 000	-
- value at purchase price	26 000	26 000	26 000
c) other (balance sheet value)	1 358	1	1
- adjustments (for the period)	-	-	-
- value at the beginning of the period	1 358	1	1
- value at purchase price	1 358	1	1
Total value at purchase price	**1 028 641**	**755 108**	**735 442**
Total value at the beginning of the period	**956 058**	**722 808**	**658 556**
Total adjustments for the period	**7 365**	**(31 785)**	**(477)**
Total balance sheet value	**963 423**	**691 023**	**658 079**

Note 5J

LONG-TERM LOANS GRANTED (CURRENCY TYPE)	30 June 2003	31 December 2002	30 June 2002
a) in Polish currency	99 559	99 869	100 062
b) in foreign currencies (by currency and recalculated to zloty)	15 194	-	-
b1. unit/currency 1/EUR	3 409	-	-
zlotys	15 194	-	-
b2. other currencies in zlotys	-	-	-
Total long-term loans	**114 753**	**99 869**	**100 062**

Note 5K

OTHER LONG-TERM INVESTMENTS (BY TYPE)	30 June 2003	31 December 2002	30 June 2002
Total other long-term investments	-	-	-

Note 5L

MOVEMENTS IN OTHER LONG-TERM INVESTMENTS	30 June 2003	31 December 2002	30 June 2002
a) balance at beginning of period	-	-	-
b) increases	-	-	-
c) decreases	-	-	-
d) balance at the end of period	-	-	-
Total other long-term investments	-	-	-

Nota 5M

OTHER LONG-TERM INVESTMENTS (CURRENCY TYPE)	30 June 2003	31 December 2002	30 June 2002
a) in Polish currency	-	-	-
b) in foreign currencies (by currency and recalculated to zloty)	-	-	-
Total other long-term investments	-	-	-

(in PLN thousand)

Nota 6A

MOVEMENTS IN DEFERRED TAX ASSETS	30 June 2003	31 December 2002	30 June 2002
1.Balance at the beginning of the period	**24 570**	**20 756**	**20 756**
a) reflected in financial result	25 397	20 756	20 756
b) reflected in equity	(827)	-	-
c) reflected in goodwill or negative goodwill	-	-	-
2. Increases	4 826	16 435	9 379
a) reflected in financial result of the period due to negative temporary differences	4 575	15 228	8 946
b) reflected in financial result of the period due to tax loss	251	1 207	-
c) reflected in equity due to temporary negative diferences	-	-	433
d) reflected in equity due to tax loss	-	-	-
e) reflected in goodwill or badwill due to temporary negative differences	-	-	-
3. Decreases	(11 149)*	(12 621)	-
a) reflected in financial result of the period due to negative temporary differences	(10 683)	(11 794)	-
b) reflected in financial result of the period due to tax loss	(466)	-	-
c) reflected in equity due to temporary negative diferences	-	(43)	-
d) reflected in equity due to tax loss	-	(784)	-
e) reflected in goodwill or badwill due to temporary negative differences	-	-	-
4. Balance at the end of the period	18 247	24 570	30 135
a) reflected in financial result	19 074	25 397	29 702
b) reflected in equity	(827)	(827)	433
c) reflected in goodwill or negative goodwill	-	-	-
Total deferred tax assets at the end of the period	**18 247**	**24 570**	**30 135**

* Increase reflected in financial result of the period amounts to PLN 8,159, the difference amounting to PLN 2,990 is a result of unconsolidation of maintenance companies in 6 month period ended 2003.

Note 6B

PREPAYMENTS AND DEFERRED COSTS	30 June 2003	31 December 2002	30 June 2002
a) deferred costs, including:	137 263	153 282	192 629
- costs of catalysts used for production	45 750	51 228	68 918
- cost of acquisition of patronage stations	65 376	75 501	81 480
- other	26 137	26 553	42 231
b) other, including:	471	2 560	1 303
Total prepayments and deferred costs	**137 734**	**155 842**	**193 932**

Note 7

INVENTORIES	30 June 2003	31 December 2002	30 June 2002
a) raw materials and other materials	1 370 076	1 342 581	883 866
b) work in progress	371 748	341 390	305 358
c) finished goods	1 188 722	1 078 967	1 161 301
d) goods for resale	199 610	85 210	60 052
e) prepaid inventory	2 029	3 077	22 355
Total inventories	**3 132 185**	**2 851 225**	**2 432 932**
Value of iventories being collateral for Group's liabilities	**13 484**	**12 644**	**8 436**

(in PLN thousand)

Note 8A

SHORT-TERM RECEIVABLES	30 June 2003	31 December 2002	30 June 2002
a) from subordinated companies	87 934	18 281	139 841
- trade receivables due:	79 142	16 753	130 431
- within 12 months	78 958	16 489	128 366
- over 12 months	184	264	2 065
- resulting from sales of tangible assets	114	163	66
- dividends and other distributions receivable	5 047	-	-
- receivables due to lease, payments to capital and social fund	3 631	1 365	9 344
- receivables taken to the court	-	-	-
b) from other companies	2 117 196	1 592 265	1 457 329
- trade receivables due:	1 597 542	1 363 491	1 284 588
- within 12 months	1 595 672	1 362 741	1 283 398
- over 12 months	1 870	750	1 190
- resulting from sales of tangible assets	2 953	2 173	1 967
- budget receivables	160 825	166 292	100 487
- dividends and other distributions receivable	-	-	-
- other receivables	355 811	60 261	69 895
- receivables taken to the court	65	48	392
Total net short-term receivables	2 205 130	1 610 546	1 597 170
g) bad and doubtful receivables provision (positive value)	330 099	291 895	292 175
Total gross trade receivables	**2 535 229**	**1 902 441**	**1 889 345**
Value of receivables being collateral for Group's liabilities	**201 175**	**180 409**	**185 323**

Note 8B

SHORT-TERM RECEIVABLES FROM SUBORDINATED COMPANIES	30 June 2003	31 December 2002	30 June 2002
a) trade receivables, from:	79 142	16 753	130 431
- subordinated companies	2 936	11 932	42 979
- joint-ventures	70 072	-	-
- associated companies	6 134	4 821	87 452
- significant investor	-	-	-
- dominant company	-	-	-
b) other, including:	8 792	1 528	9 410
- subordinated companies	8 663	1 528	9 253
- joint-ventures	129	-	-
- associated companies	-	-	157
- significant investor	-	-	-
- dominant company	-	-	-
c)receivables taken to court	-	-	-
Total net short-term recivables from subordinated companies	87 934	18 281	139 841
d) bad and doubtful receivables provision (positive value)	7 970	6 069	6 094
Total gross short-term recivables from subordinated companies	**95 904**	**24 350**	**145 935**

Note 8C

MOVEMENTS IN SHORT-TERM BAD AND DOUBTFUL DEBT PROVISION	30 June 2003	31 December 2002	30 June 2002
a) balance at beginning of period	291 895	252 459	252 459
b) increases of:	76 275	167 267	76 771
- initial receivable	52 224	127 481	56 271
- interest	17 057	36 378	20 500
- other	6 994	3 408	-
c) release of:	(33 195)	(93 079)	(34 157)
- initial receivable	(21 844)	(55 716)	(16 600)
- interest	(9 780)	(28 474)	(15 900)
- other	(1 571)	(8 889)	(1 657)
d) utilization of:	(4 876)	(34 752)	(2 898)
- initial receivable	(3 638)	(31 604)	(372)
- interest	(897)	(2 607)	(1 685)
- other	(341)	(541)	(841)
Bad and doubtful debt provision for short-term debtors at end of period	**330 099**	**291 895**	**292 175**

Note 8D

SHORT-TERM RECEIVABLES (CURRENCY TYPE)	30 June 2003	31 December 2002	30 June 2002
a) in Polish currency	1 965 547	1 831 414	1 824 118
b) in foreign currencies (by currency and recalculated to zlotys)	569 682	71 027	65 227
b1. unit/currency 1/USD	7 758	7 144	6 902
zlotys	29 160	26 925	27 411
b2. unit/currency 1/EUR	120 869	11 051	8 939
zlotys	537 812	43 595	34 979
b3. other currencies in zlotys	2 710	507	2 837
Total short-term receivables	**2 535 229**	**1 902 441**	**1 889 345**

Note 8E

TRADE RECEIVABLES (GROSS) DUE:	30 June 2003	31 December 2002	30 June 2002
a) up to one month old	1 210 723	890 444	880 572
b) between one month to three months old	130 162	130 385	123 607
c) between three months to six months old	13 131	16 881	8 508
d) between six months and one year old	1 723	9 103	2 197
e) over one year old	3 001	2 608	3 347
f) overdue receivables	581 101	559 319	611 696
Total gross trade receivables	**1 939 841**	**1 608 740**	**1 629 927**
g) bad and doubtful trade receivables (negative value)	(263 157)	(228 496)	(213 150)
Total net trade receivables	**1 676 684**	**1 380 244**	**1 416 777**

The normal repayment period of receivables related to sales in the Dominant Company is 14 to 30 days.
Concentration of credit risk relating to trade receivables is limited due to the large number of Group's customers and their dispersion across many different industries principally in Poland and Germany.

(in PLN thousand)

Note 8F

	30 June 2003	31 December 2002	30 June 2002
TRADE DEBTORS (GROSS) - OVERDUE			
a) up to one month old	275 894	280 970	275 698
b) between one month to three months old	63 539	77 885	101 349
c) between three months to six months old	27 979	33 789	74 819
d) between six months and one year old	36 914	52 854	69 126
e) over one year old	176 775	113 821	90 704
Total overdue gross trade debtors	**581 101**	**559 319**	**611 696**
f) bad and doubtful trade debts provision for overdue debtors (negative value)	(261 752)	(175 580)	(176 759)
Total net overdue trade debtors	**319 349**	**383 739**	**434 937**

Note 9

	30 June 2003	31 December 2002	30 June 2002
RECEIVABLES (GROSS) - DISPUTABLE			
Disputable trade receivables	871	1 139	-
Disputable budget receivables	-	-	2 720
Other disputable receivables	60	48	436
Receivables taken to the court, including:	30 018	26 806	26 580
- trade receivables	26 847	23 219	23 294
- other	3 171	3 587	3 286
Total disputable receivables (gross)	**30 949**	**27 993**	**29 736**
Provisions set (negative value)	(30 856)	(27 945)	(25 940)
Total disputable receivables (net)	**93**	**48**	**3 796**
RECEIVABLES (GROSS) - OVERDUE			
Disputable trade receivables	581 101	559 319	611 696
Disputable budget receivables	-	-	2 720
Disputable dividends and other profit distribution receivables	-	-	-
Other disputable receivables	588	95	623
Receivables taken to the court	32 294	25 376	35 248
Total disputable receivables (gross)	**613 983**	**584 790**	**650 287**
Provisions set (negative value)	(277 671)	(198 950)	(206 571)
Total overdue receivables (net)	**336 312**	**385 840**	**443 716**

(in PLN thousand)

Note 10A

FINANCIAL SHORT-TERM ASSETS	30 June 2003	31 December 2002	30 June 2002
a) in subordinated companies	-	-	-
- stakes and shares	-	-	-
- debt securities	-	-	-
- other securities	-	-	-
- loans granted	-	-	-
- other financial fixed assets	-	-	-
b) in joint-ventures	-	-	-
- stakes and shares	-	-	-
- debt securities	-	-	-
- other securities	-	-	-
- loans granted	-	-	-
- other financial fixed assets	-	-	-
c) in associated companies	-	-	-
- stakes and shares	-	-	-
- debt securities	-	-	-
- other securities	-	-	-
- loans granted	-	-	-
- other financial fixed assets	-	-	-
d) in significant investor	-	-	-
- stakes and shares	-	-	-
- debt securities	-	-	-
- other securities	-	-	-
- loans granted	-	-	-
- other financial fixed assets	-	-	-
e) in dominant company	-	-	-
- stakes and shares	-	-	-
- debt securities	-	-	-
- other securities	-	-	-
- loans granted	-	-	-
- other financial fixed assets	-	-	-
f) in other companies	66 786	68 167	40 319
- stakes and shares	-	-	-
- debt securities	21 219	2 576	21 715
- other securities	-	39 610	6 573
- loans granted	429	2 228	456
- other financial fixed assets	45 138	23 753	11 575
g) cash and other cash assets	379 780	178 190	217 337
- cash on hand and in bank	336 075	143 567	141 181
- other cash	43 612	34 271	72 505
- other cash assets	93	352	3 651
Total financial short-term assets	**446 566**	**246 357**	**257 656**
Value of cash and other cash assets being collateral for Group's liabilities	**31 198**	**6 568**	**51 189**

Note 10B

SHORT-TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER short-term FINANCIAL ASSETS (CURRENCY TYPE)	30 June 2003	31 December 2002	30 June 2002
a) in Polish currency	66 357	65 939	39 863
b) in foreign currencies (by currency and recalculated to zlotys)	-	-	-
Total short-term investments in shares, securities and other property rights	**66 357**	**65 939**	**39 863**

Note 10C

SHORT-TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER short-term FINANCIAL ASSETS (BY TRANSFERABILITY)	30 June 2003	31 December 2002	30 June 2002
A. Of unlimited transferability, listed on stock exchange (balance sheet value)	-	-	-
a) shares (balance sheet value)	-	-	-
b) bonds (balance sheet value)	-	-	-
- fair value	-	-	-
- market value	-	-	-
- value at the purchase price	-	-	-
c) other (balance sheet value)	-	-	-
B. Of unlimited transferability, quoted on OTC markets (balance sheet value)	-	-	-
a) shares (balance sheet value)	-	-	-
b) bonds (balance sheet value)	-	-	-
- fair value	-	-	-
- market value	-	-	-
- value at the purchase price	-	-	-
c) other (balance sheet value)	-	-	-
- fair value	-	-	-
- market value	-	-	-
- value at the purchase price	-	-	-
C. Of unlimited transferability, not quoted on regulated market (balance sheet value)	-	1 518	4 582
a) shares (balance sheet value)	-	-	-
b) bonds (balance sheet value)	-	1 518	4 582
- fair value	-	1 518	4 582
- market value	-	1 518	4 582
- value at the purchase price	-	1 474	4 561
c) other (balance sheet value)	-	-	-
- fair value	-	-	-
- market value	-	-	-
- value at the purchase price	-	-	-
D. Of limited transferability (balance sheet value)	66 357	64 421	35 281
a) shares (balance sheet value)	-	-	-
- fair value	-	-	-
- market value	-	-	-
- value at the purchase price	-	-	-
b) bonds (balance sheet value)	-	1 058	4 463
- fair value	-	1 058	4 463
- market value	-	1 058	4 463
- value at the purchase price	-	956	4 287
c) other (balance sheet value)	66 357	63 363	30 818
- fair value	66 357	63 363	30 818
- market value	66 357	63 363	30 818
- value at the purchase price	64 220	63 349	30 785
Total value at purchase price	**64 220**	**65 779**	**39 633**
Total value at the beginning of the period	**65 939**	**26 908**	**26 908**
Total adjustments (for period)	**418**	**39 031**	**12 955**
Total balance sheet value	**66 357**	**65 939**	**39 863**

Note 10D

SHORT-TERM LOANS GRANTED (CURRENCY TYPE)	30 June 2003	31 December 2002	30 June 2002
a) in Polish currency	429	2 228	456
b) in foreign currencies (by currency and recalculated to zlotys)	-	-	-
Total short-term loans granted	**429**	**2 228**	**456**

Note 10E

CASH AND OTHER CASH EQUIVALENTS (CURRENCY TYPE)	30 June 2003	31 December 2002	30 June 2002
a) in Polish currency	169 736	166 983	211 123
b) in foreign currencies (by currency and recalculated to zlotys)	210 044	11 207	6 214
b1. unit/currency thousand/USD	252	2 072	596
thousand zlotys	962	7 933	2 426
b2. unit/currency thousand/EUR	46 953	815	942
thousand zlotys	209 082	3 263	3 784
b3. other currencies in thousand zlotys	-	11	4
Total cash and cash assets	**379 780**	**178 190**	**217 337**

Concentration of credit risk relating to cash and cash equivalents is limited as the Group deposit its cash with several well-established Polish, German and international banks.

Note 10F

OTHER SHORT-TERM INVESTMENTS (BY TYPE)	30 June 2003	31 December 2002	30 June 2002
Other	501	502	-
Total other short-term investments	**501**	**502**	**-**

Note 10G

OTHER SHORT-TERM INVESTMENTS (CURRENCY TYPE)	30 June 2003	31 December 2002	30 June 2002
a) in Polish currency	501	502	-
b) in foreign currencies (by currency and recalculated to zlotys)	-	-	-
Total short-term investments	**501**	**502**	**-**

Note 11

SHORT-TERM PREPAYMENTS AND DEFERRED COSTS	30 June 2003	31 December 2002	30 June 2002
a) deferred costs, including:	558 654	444 842	488 908
- excise duty to settle up	440 376	383 306	370 599
- costs of catalysts used fo rproduction	31 636	29 790	23 912
- cost of acquisition of customer (patronage stations)	9 456	6 651	7 647
- insurance	51 671	21 076	53 992
- perpetual leasehold	9 793	10	8 139
- write-off for Company's social fund	5 690	-	5 735
- other	10 032	4 009	18 884
b) other prepayments and deferred costs	3 481	5 992	5 783
- other	3 481	5 992	5 783
Total short-term prepayments and deferred costs	**562 135**	**450 834**	**494 691**

Note 12
IMPAIRMENT CHARGES

Impairment charges made/reversed in 6 month period ended 30 June 2003 concerning:

a) receivables - value of receivables impairment charges made or reversed is presented in Notes 4.C and 8.C. Impairment charges were made mainly due to the worse structure of ageing of receivebles and worse financial situation of debtors. Reversals of impairment charges of receivables were made mainly due to repayment of debt previously provided for;

b) fixed assets – impairment charges of fixed assets increased in 6 month period ended 30 June 2003 by PLN 15,037 thousand, PLN 932 thousand of which were transferred to revaluation reserve. Decrease in provisions presented in Note 3B resulted mainly from sales of assets previously provided for;

c) intangible fixed assets - provision for intangible fixed assets increased in 6 month period ended 30 June 2003 by PLN 1 thousand.

(in PLN thousand)

Note 13

SHARE CAPITAL AS AT 30 JUNE 2003		Par value of a single share = 1.25 PLN					
Series, issue	Type of shares	Type of preference	Number of shares	Series/issue value in nominal value	Method of capital coverage	Registration date	Right to dividend (since date)
Series A	bearer	none	336 000 000	420 000	foundation fund and state-owned enterprise fund	01.07.1993	01.07.1993
Series B	bearer	none	6 971 496	8 714	contribution of 2,566,200 Rafineria Trzebinia's shares of the value of PLN 57,636 thousand	27.11.1997	01.01.1998
Series C	bearer	none	77 205 641	96 507	net assets of acquired CPN S.A.	20.05.1999	01.01.1999
Total number of shares			**420 177 137**				
Total share capital				**525 221**			

SHAREHOLDERS AS AT 30 JUNE 2003 (PLN)				
	Number of shares	Number of votes	Par value of shares	Share in equity
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	18%
State Treasury	43 633 897	43 633 897	54 542 371	10%
Bank of New York (depositary)	47 602 236	47 602 236	59 502 795	11%
Others*	254 864 705	254 864 705	318 580 881	61%
Total	**420 177 137**	**420 177 137**	**525 221 421**	**100,00%**

* According to current report 56/2002 presented on 20 June 2002, Kulczyk Holding S.A. together with its subsidiaries owns 23,911,206 shares of PKN ORLEN S.A., which constitutes 5.691% of votes at General Shareholders Meeting of PKN ORLEN S.A.

* According to current report 54/2003 presented on 4 July 2003, on 1 July 2003 Commercial Union OFE BPH CU WBK owns 21,533,539 shares of PKN ORLEN S.A. which constitutes 5.691% of share capital and 5.691% of votes at General Shareholders Meeting of PKN ORLEN S.A.

In July 2000 the Dominant Company issued 11,344,784 bonds series A convertible to ordinary bearer shares series D. The issuance of A series bonds is conducted within the Motivation Program addressed to members of the Management Board and authorized persons, performing management functions. The Motivation Program is scheduled for years 2001, 2002 and 2003.

(in PLN thousand)

	30 June 2003	31 December 2002	30 June 2002

Note 14 A OWN SHARES

The Dominant Company did not possess own shares between 1 January and 30 June 2003.

Note 14 B EMITENT'S SHARES OWNED BY SUBORDINATES

Between 1 January and 30 June 2003 subordinates did not possess shares of the Dominant Company.

Note 15

CAPITAL RESERVE	30 June 2003	31 December 2002	30 June 2002
a) share premium	873 541	873 541	873 541
b) capital provided for by the articles	175 074	175 074	175 074
c) capital provided for by the deed, over the minimum provided for by the articles	4 910 401	4 594 340	4 584 160
d) capital from additional shareholders' payments	-	-	-
e) other	319 668	114 723	111 055
Total capital reserve	**6 278 684**	**5 757 678**	**5 743 830**

Note 16

REVALUATION RESERVE	30 June 2003	31 December 2002	30 June 2002
a) from revaluation of fixed assets	677 393	721 545	727 805
b) from gains/losses on financial instruments valuation, including:	-	-	-
c) from deffered tax	1 451	1 200	146
d) other	-	-	-
Total revaluation reserve	**678 844**	**722 745**	**727 951**

Note 17

OTHER CAPITAL RESERVES	30 June 2003	31 December 2002	30 June 2002
Other	53 476	53 476	53 476
Total other capital reserves	**53 476**	**53 476**	**53 476**

Note 18

WRITE-OFFS FROM NET PROFIT WITHIN THE YEAR (BY TYPE)	30 June 2003	31 December 2002	30 June 2002
Total write-offs from net profit within the year	-	-	-

Note 19

MOVEMENTS IN MINORITY INTEREST	30 June 2003	31 December 2002	30 June 2002
a) balance at the beginning of period	410 890	396 853	396 853
b) increases (decreases) resulting from changes in composition of the group, consolidation of new companies	(13 954)	13 691	200
c) increases:	17 384	27 618	12 215
- share in profit	17 384	27 618	12 215
- other	-	-	-
d) decreases:	(4 289)	(27 272)	(1 695)
- share in loss	-	(56)	(158)
- other	(4 289)	(27 216)	(1 537)
e) balance at the end of the period	410 031	410 890	407 573
Total minority interest at the end of period	**410 031**	**410 890**	**407 573**

Note 20A

NEGATIVE GOODWILL OF SUBORDINATED COMPANIES	30 June 2003	31 December 2002	30 June 2002
a) negative goodwill - subsidiaries	434 267	259 002	271 019
b) negative goodwill - joint-ventures companies	-	-	-
c) negative goodwill - associated companies	-	-	354
Total negative goodwill of subordinated companies	**434 267**	**259 002**	**271 373**

(in PLN thousand)

Note 20B

	30 June 2003	31 December 2002	30 June 2002
MOVEMENTS IN NEGATIVE GOODWILL - SUBSIDIARIES			
a. gross value at the beginning of the period	**513 356**	**503 678**	**503 678**
Anwil S.A.	442 728	434 517	434 517
Rafineria Trzebinia S.A.	4 859	4 859	4 859
Inowroclawskie Kopalnie Soli S.A.	17 620	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629	44 629
ORLEN Gaz Sp. z o.o.	9	9	9
ORLEN Transport Plock Sp. z o.o.	23	23	23
Petrotel Sp. z o.o.	377	377	377
ORLEN Transport Lublin Sp. z o.o.	32	-	-
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	-	-
Entities consolidated by Rafineria Trzebinia S.A.	2 256	1 644	1 644
Bitrex Sp. z o.o.	815	-	-
b. Increases (including):	**195 787**	**9 678**	**1 433**
Anwil S.A. (including reclassification from associated entity to subsidiary)	-	8 211	-
Transport service entities of PKN ORLEN S.A.	-	32	-
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	-	8	6
Entities consolidated by Rafineria Trzebinia S.A.	-	1 427	1 427
Bitrex Sp. z o.o.	873	-	-
ORLEN Deutschland GmbH	194 862 *	-	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	4	-	-
ORLEN Transport Slupsk Sp. z o.o.	27	-	-
ORLEN Transport Olsztyn Sp. z o.o.	21	-	-
c. decreases	**830**	**-**	**-**
Enitities consolidated by Rafineria Trzebinia S.A.	830	-	-
d. gross value at the end of the period	**708 313**	**513 356**	**505 111**
Anwil S.A.	442 728	442 728	434 517
Rafineria Trzebinia S.A.	4 859	4 859	4 859
Inowroclawskie Kopalnie Soli S.A.	17 620	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629	44 629
ORLEN Gaz Sp. z o.o.	9	9	9
ORLEN Transport Plock Sp. z o.o.	23	23	23
Petrotel Sp. z o.o.	377	377	377
ORLEN Transport Lublin Sp. z o.o.	32	32	-
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	8	6
Entities consolidated by Rafineria Trzebinia S.A.	1 426	3 071	3 071
Bitrex Sp. z o.o.	1 688	-	-
ORLEN Deutschland GmbH	194 862 *	-	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	4	-	-
ORLEN Transport Slupsk Sp. z o.o.	27	-	-
ORLEN Transport Olsztyn Sp. z o.o.	21	-	-
e.write-off of negative goodwill at the beginning of the period	**254 354**	**212 203**	**212 203**
Anwil S.A.	194 716	163 131	163 131
Rafineria Trzebinia S.A.	4 859	4 823	4 823
Inowroclawskie Kopalnie Soli S.A.	17 620	16 434	16 434
Rafineria Nafty Jedlicze S.A.	35 702	26 778	26 778
ORLEN Gaz Sp. z o.o.	9	9	9
ORLEN Transport Plock Sp. z o.o.	23	17	17
Petrotel Sp. z o.o.	377	377	377
ORLEN Transport Lublin Sp. z o.o.	-	-	-
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	-	-
Entities consolidated by Rafineria Trzebinia S.A.	1 040	634	634
Bitrex Sp. z o.o.	-	-	-
ORLEN Deutschland GmbH	-	-	-
ORLEN Transport Kędzierzyn-Kozle Sp. z o.o.	-	-	-
ORLEN Transport Slupsk Sp. z o.o.	-	-	-
ORLEN Transport Olsztyn Sp. z o.o.	-	-	-
f. write-off of negative goodwill for the period	**20 245**	**42 151**	**21 841**
reclassification of Petroprofit Sp. z o.o. subsdiaries	-	8	-
write-off of negative goodwill charged to income statement	-	42 143	-
Anwil S.A.	12 118	31 585	16 052
Rafineria Trzebinia S.A.	-	36	26
Inowroclawskie Kopalnie Soli S.A.	-	1 186	1 116
Rafineria Nafty Jedlicze S.A.	4 463	8 924	4 463
ORLEN Gaz Sp. z o.o.	-	-	-
ORLEN Transport Plock Sp. z o.o.	-	6	6
Petrotel Sp. z o.o.	-	-	-
ORLEN Transport Lublin Sp. z o.o.	8	-	6
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	-	-	-
Entities consolidated by Rafineria Trzebinia S.A.	96	406	172
Bitrex Sp. z o.o.	-	-	-
ORLEN Deutschland GmbH	3 554 **	-	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	-	-	-
ORLEN Transport Slupsk Sp. z o.o.	3	-	-
ORLEN Transport Olsztyn Sp. z o.o.	3	-	-
g. decrease in write-off of negative goodwill	**553**	**-**	**48**
Anwil S.A.	-	-	-
Rafineria Trzebinia S.A.	-	-	-
Inowroclawskie Kopalnie Soli S.A.	-	-	-
Rafineria Nafty Jedlicze S.A.	-	-	-
Enitities consolidated by Rafineria Trzebinia S.A.	553	-	48
h. write-off of negative goodwill at the end of the period (including):	**274 046**	**254 354**	**234 092**
Anwil S.A.	206 834	194 716	179 183
Rafineria Trzebinia S.A.	4 859	4 859	4 849
Inowroclawskie Kopalnie Soli S.A.	17 620	17 620	17 550
Rafineria Nafty Jedlicze S.A.	40 165	35 702	31 241
ORLEN Gaz Sp. z o.o.	9	9	9
ORLEN Transport Plock Sp. z o.o.	23	23	23
Petrotel Sp. z o.o.	377	377	377
ORLEN Transport Lublin Sp. z o.o.	8	-	-
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	8	6
Entities consolidated by Rafineria Trzebinia S.A.	583	1 040	854
Bitrex Sp. z o.o.	-	-	-
ORLEN Deutschland GmbH	3 554 **	-	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	-	-	-
ORLEN Transport Slupsk Sp. z o.o.	3	-	-
ORLEN Transport Olsztyn Sp. z o.o.	3	-	-

(in PLN thousand)

	30 June 2003	31 December 2002	30 June 2002
I. net value at the end of the period	**434 267**	**259 002**	**271 019**
Anwil S.A.	235 894	248 012	255 334
Rafineria Trzebinia S.A.	-	-	10
Inowroclawskie Kopalnie Soli S.A.	-	-	70
Rafineria Nafty Jedlicze S.A.	4 464	8 927	13 388
ORLEN Gaz Sp. z o.o.	-	-	-
ORLEN Transport Plock Sp. z o.o.	-	-	-
Petrotel Sp. z o.o.	-	-	-
ORLEN Transport Lublin Sp. z o.o.	24	32	-
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	-	-	-
Entities consolidated by Rafineria Trzebinia S.A.	843	2 031	2 217
Bitrex Sp. z o.o.	1 688	-	-
ORLEN Deutschland GmbH	191 308	-	-
ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	4	-	-
ORLEN Transport Słupsk Sp. z o.o.	24	-	-
ORLEN Transport Olsztyn Sp. z o.o.	18	-	-

** including foreign exchange gains/losses from consolidation amounted to PLN 116 thousand

Note 20C

MOVEMENTS IN NEGATIVE GOODWILL - JOINT VENTURES			
a. gross value at the beginning of period	-	-	-
b. increases	-	-	-
c. decreases	-	-	-
d. gross value at the end of period	-	-	-
e. write-off of negative goodwill at the beginning of the period	-	-	-
f. write-off of negative goodwill for the period	-	-	-
g. decrease in write-off of negative goodwill	-	-	-
h. write-off of negative goodwill at the end of the period	-	-	-
i. net value at the end of the period	-	-	-

(in PLN thousand)

Note 20D

MOVEMENTS IN NEGATIVE GOODWILL - ASSOCIATED COMPANIES	30 June 2003	31 December 2002	30 June 2002
a. gross value at the beginning of period	**10 345**	**10 345**	**10 585**
Anwil S.A.	-	-	-
Naftoport Sp. z o.o.	10 259	10 259	10 259
Chemiepetrol GmbH	86	86	86
entities consolidated by Rafineria Trzebinia S.A.	-	-	240
b. increases	-	-	**119**
Naftoport Sp. z o.o.	-	-	-
Chemiepetrol GmbH	-	-	-
entities consolidated by Rafineria Trzebinia S.A.	-	-	119
c. decreases	-	-	**5**
reclassification of Anwil S.A. from associated entity to subsidiary	-	-	-
Chemiepetrol GmbH	-	-	-
entities consolidated by Rafineria Trzebinia S.A.	-	-	5
d. gross value at the end of period	**10 345**	**10 345**	**10 699**
Naftoport Sp. z o.o.	10 259	10 259	10 259
Chemiepetrol GmbH	86	86	86
entities consolidated by Rafineria Trzebinia S.A.	-	-	354
e. write-off of negative goodwill at the beginning of the period	**10 345**	**10 345**	**10 345**
Anwil S.A.	-	-	-
Naftoport Sp. z o.o.	10 259	10 259	10 259
Chemiepetrol GmbH	86	86	86
entities consolidated by Rafineria Trzebinia S.A.	-	-	-
f. write-off of negative goodwill for the period	-	-	-
Naftoport Sp. z o.o.	-	-	-
Chemiepetrol GmbH	-	-	-
entities consolidated by Rafineria Trzebinia S.A.	-	-	-
g. decrease in write-off of negative goodwill	-	-	-
reclassification of Anwil S.A. from associated entity to subsidiary	-	-	-
Chemiepetrol GmbH	-	-	-
entities consolidated by Rafineria Trzebinia S.A.	-	-	-
h. write-off of negative goodwill at the end of the period	**10 345**	**10 345**	**10 345**
Naftoport Sp. z o.o.	10 259	10 259	10 259
Chemiepetrol GmbH	86	86	86
entities consolidated by Rafineria Trzebinia S.A.	-	-	-
i. net value at the end of the period	-	-	**354**
Naftoport Sp. z o.o.	-	-	-
Chemiepetrol GmbH	-	-	-
entities consolidated by Rafineria Trzebinia S.A.	-	-	354

Note 20E

CALCULATION OF NEGATIVE GOODWILL FROM CONSOLIDATION AT THE MOMENT OF ACQUISITION/INCREASE IN SHARES

Entity	Cost of purchase	Share in net assets/equity on the date of purchase	Negative goodwill
Rafineria Trzebinia S.A.	74 503	79 362	4 859
Inwowroclawskie Kopalnie Soli S.A.	17 560	35 180	17 620
ORLEN Gaz Sp. z o.o.	7 470	7 479	9
Rafineria Nafty Jedlicze S.A.	64 000	108 629	44 629
Petrotel Sp. z o.o.	1 520	1 897	377
ORLEN Transport Plock Sp. z o.o.	7 420	7 443	23
Anwil S.A.	176 200	618 928	442 728
Entities consolidated by Rafineria Trzebinia S.A.	30 447	31 873	1 426
ORLEN Transport Lublin Sp. z o.o.	6 034	6 066	32
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	102	106	4
ORLEN Transport Slupsk Sp. z o.o.	1 869	1 896	27
ORLEN Transport Olsztyn Sp. z o.o.	2 329	2 350	21
Entities consolidated by Petroprofit Sp. z o.o.	1 437	1 445	8
Bitrex Sp. z o.o.	50 700	52 388	1 688
ORLEN Deutschland Gmbh	300 493	486 431	185 938
Naftoport Sp. z o.o.	18 259	28 518	10 259
Chemiepetrol GmbH	397	483	86

(in PLN thousand)

Nota 21A

MOVEMENTS IN PROVISION FOR DEFERRED TAX	30 June 2003	31 December 2002	30 June 2002
1. Provision for deffered tax at the beginning of period	**290 463**	**238 133**	**238 133**
a) reflected in financial result	252 795	199 993	199 993
b) reflected in equity	37 668	38 140	38 140
c) reflected in goodwill or negative goodwill	-	-	-
2. Increases	**113 041**	**104 640**	**80 425**
a) reflected in financial result of the period due to positive temporary differences	101 397	104 640	80 422
b) reflected in equity due to temporary positive diferences	-	-	3
c) reflected in goodwill or badwill due to temporary positive differences	11 644	-	-
d) change in Capital Group	-	-	-
3. Decreases	**(92 532)**	**(52 310)**	**(81 337)**
a) reflected in financial result of the period due to positive temporary differences	(92 280)	(51 838)	(81 188)
b) reflected in equity due to temporary positive diferences	(252)	(472)	(149)
c) reflected in goodwill or badwill due to temporary positive differences	-	-	-
4. Balance at the end of period	**310 972**	**290 463**	**237 221**
a) reflected in financial result	261 912	252 795	199 227
b) reflected in equity	37 416	37 668	37 994
c) reflected in goodwill or negative goodwill	11 644	-	-

Total influence of change of CIT rates on change in deferred tax is presented in Note 37B.

Nota 21B

MOVEMENTS IN LONG-TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS	30 June 2003	31 December 2002	30 June 2002
a) balance at the beginning of period	128 123	108 589	108 589
b) increases	20 682	25 547	7 477
c) utilization	(233)	(1 175)	-
d) release	(18 472)	(4 838)	-
Balance at the end of period	**130 100**	**128 123**	**116 066**

Nota 21C

MOVEMENTS IN SHORT-TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS	30 June 2003	31 December 2002	30 June 2002
a) balance at the beginning of period	22 273	29 374	29 374
b) increases	14 495	15 030	522
c) utilization	(13 400)	(20 230)	(8 295)
d) release	(3 190)	(1 901)	(33)
Balance at the end of period	**20 178**	**22 273**	**21 568**

Nota 21D

MOVEMENTS IN OTHER LONG-TERM PROVISIONS	30 June 2003	31 December 2002	30 June 2002
a.) balance at the beginning of period	**328 192**	**362 145**	**362 145**
- environmental provision	320 056	352 162	352 162
- provision for business risk	3 000	4 700	4 700
- other	5 136	5 283	5 283
b) increases of:	10 121	4 905	4 029
- environmental provision	-	919	-
- provision for business risk	8 103	-	-
- other	2 018	3 986	4 029
c) Increases due to changes in Capital Group	572	-	-
- environmental provision	-	-	-
- provision for business risk	-	-	-
- other	572	-	-
d) utilization of:	(1 226)	(2 369)	(108)
- environmental provision	-	(538)	-
- provision for business risk	-	-	-
- other	(1 226)	(1 831)	(108)
e) release of:	(7 870)	(36 489)	(16 485)
- environmental provision**	(6 722)	(32 487)	(15 678)
- provision for business risk	-	(1 700)	(800)
- other	(1 148)	(2 302)	(7)
Total other long-term provisions at the end of period	329 789	328 192	349 581
- environmental provision*	313 334	320 056	336 484
- provision for business risk	11 103	3 000	3 900
- other	5 352	5 136	9 197
Total other long-term provisions at the end of period	329 789	328 192	349 581

* the amount of provison is calculated on the basis of estimate made by independent experts in years 2000 - 2002. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

** including:

- in the year 2002 the amount of PLN 20,497 thousand concerns reclassification of part of the environmental provision from long-term to short-term, the other part concerns sold sites together with cession on the purchaser of all future, potential liabilities.
- in six month period ended 30 June 2002 the amount of PLN 15,678 thousand concerns reclassification of part of the environmental provision from long-term to short-term.

Nota 21E

MOVEMENTS IN OTHER SHORT-TERM PROVISIONS	30 June 2003	31 December 2002	30 June 2002
a.) balance at the beginning of period	**97 515**	**78 200**	**78 200**
- environmental provision	59 827	59 961	59 961
- provision for business risk	26 103	14 965	14 965
- other	11 585	3 274	3 274
b) increases of:	2 879	56 783	23 952
- environmental provision**	-	25 772	17 678
- provision for business risk	-	16 193	4 882
- other	2 879	14 818	1 392
c) Increases due to changes in Capital Group	20 803	-	-
- environmental provision**	2 159	-	-
- provision for business risk	18 510	-	-
- other	134	-	-
d) utilization of:	(13 668)	(19 350)	(12 313)
- environmental provision	(2 386)	(9 816)	(4 809)
- provision for business risk	(3 192)	(5 049)	(4 987)
- other	(8 090)	(4 485)	(2 517)
e) release of:	(9 501)	(18 118)	(11 880)
- environmental provision	-	(16 090)	(11 555)
- provision for business risk	(8 860)	(6)	(44)
- other	(641)	(2 022)	(281)
Total other short-term provisions at the end of period	98 028	97 515	77 959
-environmental provision*	59 600	59 827	61 275
- provision for business risk	32 561	26 103	14 816
- other	5 867	11 585	1 868
Total other short-term provisions at the end of period	**98 028**	**97 515**	**77 959**

* the amount of provison is calculated on the basis of estimate made by independent experts in years 2000 - 2002. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

** including: in the year 2002 the amount of PLN 20,497 thousand and in 6 month period ended 30 June 2002 the amount of PLN 15,678 thousand concerns reclassification of part of the environmental provision from long-term to short-term.

Note 22A

LONG-TERM LIABILITIES	30 June 2003	31 December 2002	30 June 2002
a) to subordinated companies	-	-	-
b) to joint-venture companies	-	-	-
c) to associated companies	-	-	-
d) to significant investor	-	-	-
e) to dominant company	-	-	-
f) to other companies	471 076	424 009	1 319 222
- loans	447 069	402 419	1 285 399
- finance lease liabilities	17 128	17 667	21 342
- other	6 879	3 923	12 481
Total long-term liabilities	**471 076**	**424 009**	**1 319 222**

Note 22B

LONG-TERM LIABILITIES (AGEING) - CONCERNING PERIOD REMAINING TO REPAYMENT	30 June 2003	31 December 2002	30 June 2002
a) between 1 and 3 years old	177 522	254 008	1 129 769
b) between 3 and 5 years old	208 184	94 425	107 247
c) over 5 years old	85 370	75 576	82 206
Total long-term liabilities	**471 076**	**424 009**	**1 319 222**

Note 22C

LONG-TERM LIABILITIES (CURRENCY TYPE)	30 June 2003	31 December 2002	30 June 2002
a) in Polish currency	311 464	380 416	410 309
b) in foreign currencies (by currency and recalculated to zlotys)	159 612	43 593	908 913
b1. unit/currency thousand/USD	89	97	200 000
thousand zlotys	349	364	821 520
b2. unit/currency thousand/EUR	31 707	5 622	15 966
thousand zlotys	141 364	22 985	64 849
b3. other currencies in thousand zlotys	17 899	20 244	22 544
Total long-term liabilities	**471 076**	**424 009**	**1 319 222**

(in PLN thousand)

Note 22D

LONG-TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid (Total)		Interest rate*	Repayment date	Collateral
			PLN	currency	PLN	currency			
1	Bank Handlowy w Warszawie S.A.	Warszawa	130 000	-	109 044	-	WIBOR + margin	31.12.2013	cession of rights to receivables from lease agreement of fixed assets
2	Bank Handlowy w Warszawie S.A.	Warszawa	38 000	-	17 614	-	WIBOR + margin	15.12.2014	cession of rights to receivables from lease agreement of fixed assets
3	Bank Handlowy w Warszawie S.A.	Warszawa	-	150 EUR	334	-	LIBOR + margin	31.12.2005	guarantee given by PKN ORLEN S.A.
4	Bank Handlowy w Warszawie S.A.	Warszawa, Poznan branch	6 500	-	2 276	-	WIBOR + margin	01.03.2006	mortgage with cession of rights from insurance agreement
5	Bank MILLENNIUM S.A.	Warszawa, Wloclawek branch	27 439	7 123 EUR	8 362	-	WIBOR + margin	30.12.2005	mortgage on real estate, authorisation to a current bank account, own blank bill of exchange, transfer of receivables
6	Bank MILLENNIUM S.A.	Warszawa, Wloclawek branch	30 000	-	10 500	-	WIBOR + margin	17.03.2006	mortgage on real estate, authorisation to a current bank account
7	Bank MILLENNIUM S.A.	Warszawa, Wloclawek branch	20 272	4 990 EUR	5 914	-	WIBOR + margin	30.12.2005	mortgage on real estate, authorisation to a current bank account
8	BPH PBK S.A.	Krakow, Busko Zdroj branch	12 472	4 805 CHF	2 772	939 CHF	LIBOR + margin	31.12.2006	own blank bill of exchange with the guarantee of PKN ORLEN S.A (former Petrochemia Plock S.A.)
9	BPH PBK S.A.	Krakow, Busko Zdroj branch	31 395	12 096 CHF	15 008	5 085 CHF	LIBOR + margin	31.12.2006	own blank bill of exchange with the guarantee of PKN ORLEN S.A (former Petrochemia Plock S.A.)
10	BPH PBK S.A.	Krakow, Busko Zdroj branch	15 000	-	9 107	-	WIBOR + margin	31.03.2006	own blank bill of exchange, authorisation to a current bank account
11	Bank PEKAO S.A.	Warszawa, Szczecin branch	150	-	13	-	WIBOR + margin	30.08.2004	registered pledge
12	LG PETRO BANK S.A.	Warszawa, Szczecin branch	2 000	-	1 856	-	WIBOR + margin	10.09.2007	marine mortgage with cession of rights from insurance agreement, cesssion of property rights to inventories with cession of rights from insurance agreement, authorisation to current bank accounts
13	ING Bank Slaski S.A.	Katowice, Krosno branch	29 689	-	16 329	-	WIBOR + margin	14.12.2006	mortgage on real estate, cession of property rights to movables, cession of rights from insurance agreement
14	ING Bank Slaski S.A.	Katowice, Krosno branch	11 000	-	1 023	-	WIBOR + margin	30.05.2005	mortgage on real estate, cession of property rights to movables, cession of rights from insurance agreement
15	ING Bank Slaski S.A.	Katowice	11 200	-	7 948	-	WIBOR + margin	31.12.2009	own blank bill of exchange, mortgage, cession of rights from insurance agreement, cession of rights from bank guarantee, transfer of receivables from lease agreement
16	Bank Ochrony Srodowiska S.A.	Warszawa, Rzeszow branch	6 800	-	680	-	preferential rate	10.07.2004	bank guarantee - PEKAO S.A.
17	Kredyt Bank S.A.	Warszawa, Lublin branch	4 200	-	3 037	-	WIBOR + margin	04.12.2004	cession of property rights to goods for resale
18	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej	Warszawa, Torun branch	225	-	79	-	preferential rate	15.09.2005	bank guarantee
19	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej	Warszawa, Torun branch	1 500	-	300	-	preferential rate	14.01.2005	authorisation to a current bank account, own blank bill of exchange, bank guarantee
20	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej	Warszawa	6 000	-	4 470	-	preferential rate	20.12.2010	own blank bill of exchange along with a notarial deed
21	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej	Warszawa	50 000	-	25 000	-	preferential rate	20.12.2006	guarantee of PKN ORLEN S.A., voluntary submission to infusement in a form of a notarial deed
22	Bank Gospodarki Zywnosciowej S.A.	Warszawa, Plock branch	5 618	-	1 873	-	WIBOR + margin	30.06.2005	bill of exchange, cession of fixed assets, transfer of receivables
23	Bank Gospodarki Zywnosciowej S.A.	Warszawa, Plock branch	6 000	-	5 900	-	WIBOR + margin	30.06.2008	bill of exchange, cession of fixed assets, transfer of receivables
24	consortium of banks organized by Bank Handlowy w W-wie S.A.**	Warszawa	103 712	94 640 PLN 2 200 EUR	62 758	56 784 PLN 1 320 EUR	WIBOR + margin EURIBOR + margin	07.05.2007	mortgage
25	Hamburg Landesbank	Hamburg	-	95 EUR	25	6 EUR	fixed rate	01.02.2005	mortgage
26	Hamburg Landesbank	Hamburg	-	383 EUR	103	23 EUR	fixed rate	01.02.2005	mortgage
27	Hamburg Landesbank	Hamburg	-	61 EUR	46	10 EUR	fixed rate	01.01.2006	mortgage
28	Hamburg Landesbank	Hamburg	-	562 EUR	292	66 EUR	fixed rate	01.08.2005	mortgage
29	Hamburg Landesbank	Hamburg	-	920 EUR	2 154	483 EUR	fixed rate	01.07.2008	mortgage
30	Hamburg Landesbank	Hamburg	-	5 113 EUR	12 027	2 698 EUR	fixed rate	01.10.2008	letter of comfort given by British Petroleum Deutchland AG
31	Hamburg Landesbank	Hamburg	-	5 113 EUR	12 344	2 769 EUR	fixed rate	01.12.2008	letter of comfort given by British Petroleum Deutchland AG
32	Hamburg Landesbank	Hamburg	-	1 023 EUR	2 469	554 EUR	fixed rate	01.12.2008	mortgage
33	Hamburg Landesbank	Hamburg	-	5 113 EUR	12 344	2 769 EUR	fixed rate	01.01.2009	letter of comfort given by British Petroleum Deutchland AG
34	Hamburg Landesbank	Hamburg	-	5 113 EUR	13 293	2 983 EUR	fixed rate	01.06.2009	letter of comfort given by British Petroleum Deutchland AG
35	Hamburg Landesbank	Hamburg	-	5 113 EUR	13 926	3 125 EUR	fixed rate	01.10.2009	letter of comfort given by British Petroleum Deutchland AG
36	Hamburg Landesbank	Hamburg	-	5 113 EUR	14 084	3 160 EUR	fixed rate	01.01.2010	letter of comfort given by British Petroleum Deutchland AG
37	Commerzbank Hamburg	Hamburg	-	1 023 EUR	2 676	600 EUR	fixed rate	01.07.2008	mortgage
38	Commerzbank Hamburg	Hamburg	-	971 EUR	2 255	506 EUR	fixed rate	01.09.2008	mortgage
39	Commerzbank Hamburg	Hamburg	-	522 EUR	1 395	313 EUR	fixed rate	01.10.2008	mortgage
40	Vereinsbank Hamburg	Hamburg	-	1 094 EUR	2 907	652 EUR	fixed rate	01.07.2008	mortgage
41	Vereinsbank Hamburg	Hamburg	-	1 278 EUR	2 135	479 EUR	fixed rate	01.07.2009	mortgage
42	Vereinsbank Hamburg	Hamburg	-	818 EUR	2 173	488 EUR	fixed rate	01.09.2008	mortgage
43	Vereinsbank Hamburg	Hamburg	-	818 EUR	487	109 EUR	fixed rate	01.05.2005	mortgage
44	Vereinsbank Hamburg	Hamburg	-	5 113 EUR	14 401	3 231 EUR	fixed rate	01.12.2010	mortgage
45	Volksbank Elmshorn	Elmshorn	-	358 EUR	31	7 EUR	fixed rate	01.09.2004	mortgage
46	Volksbank Elmshorn	Elmshorn	-	409 EUR	425	95 EUR	fixed rate	01.10.2006	mortgage
47	Volksbank Elmshorn	Elmshorn	-	716 EUR	1 373	308 EUR	fixed rate	01.06.2007	mortgage
48	Volksbank Elmshorn	Elmshorn	-	511 EUR	1 013	227 EUR	fixed rate	01.08.2007	mortgage
49	Volksbank Elmshorn	Elmshorn	-	920 EUR	1 766	396 EUR	fixed rate	01.06.2007	mortgage
50	Volksbank Elmshorn	Elmshorn	-	307 EUR	463	104 EUR	fixed rate	01.10.2007	mortgage
51	Volksbank Elmshorn	Elmshorn	-	256 EUR	545	122 EUR	fixed rate	01.03.2008	mortgage

(in PLN thousand)

Note 22D

LONG-TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate*	Repayment date	Collateral
					Total				
52	Sparkasse Elmshorn	Elmshorn	-	920 EUR	1 025	230 EUR	fixed rate	01.06.2006	mortgage
53	Sparkasse Elmshorn	Elmshorn	-	3 681 EUR	4 102	920 EUR	fixed rate	01.06.2006	mortgage
54	Sparkasse Elmshorn	Elmshorn	-	1 943 EUR	2 221	498 EUR	fixed rate	01.11.2006	mortgage
55	Sparkasse Elmshorn	Elmshorn	-	1 012 EUR	1 692	380 EUR	fixed rate	01.06.2007	mortgage
56	Sparkasse Elmshorn	Elmshorn	-	345 EUR	577	129 EUR	fixed rate	01.06.2007	mortgage
57	Sparkasse Elmshorn	Elmshorn	-	614 EUR	161	36 EUR	fixed rate	01.12.2008	mortgage
58	Sparkasse Elmshorn	Elmshorn	-	1 150 EUR	2 079	466 EUR	fixed rate	01.12.2008	mortgage
59	Sparkasse Elmshorn	Elmshorn	-	1 176 EUR	2 543	571 EUR	fixed rate	01.04.2008	mortgage
60	Landesbank S.-H.	Kiel	-	1 012 EUR	1 692	380 EUR	fixed rate	01.06.2007	mortgage
61	Landesbank S.-H.	Kiel	-	345 EUR	577	129 EUR	fixed rate	01.09.2007	mortgage
62	IKB Deutsche Industiebank AG	Hamburg	-	511 EUR	1 051	236 EUR	fixed rate	01.11.2007	mortgage
	TOTAL				447 069				

* Interest rates of bank loans taken by the Company are based on WIBOR in case of loans denominated in PLN or LIBOR, EURIBOR in case of loans denominated in foreign currencies.
Margins applied by banks vary and primarily depend on:
- entity that originally incurred a loan (former CPN, the Parent Company before incorporation, the Parent Company after incorporation, consolidated entities),
- date of repayment of a loan,
- amount of a loan.
Margins based on WIBOR (T/N - 6M) range from 0% to 3.2%.
Margins based on LIBOR (1W - 3M) range from 0.3% to 2.0%
Margins based on EURIBOR (1M - 6M) range from 0.15% to 1.2%
Fixed rates for loans in foreing currencies range from 4.17% - 7.9%.
Fixed rates for borrowings in foreing currencies range from 2.6% - 2.75%.
A part of loans have been incurred to finance projects connected with the environmental protection and bear preferential interest rates. The creditor in this case is Bank Ochrony Srodowiska S.A.
Interests on preferential loans range from 0.3 to 0.65 rediscount rate.
The Company also acquired loans with preferential interests from the National and Voyvodship Funds for Environmental Protection and Meliortion Policy (Narodowy and Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej).

Note 22E

LONG TERM LIABILITIES FROM THE ISSUE OF SECURITIES

As of 30 June 2003 there were no long term liabilities from the issue of securities in the Group

Note 23A

SHORT-TERM LIABILITIES	30 June 2003	31 December 2002	30 June 2002
a) to subordinated companies	23 687	50 209	17 568
- loans, including:	1 196	-	-
- long-term loans falling due within 1 year	-	-	-
- resulting from issuance of commercial papers	41	900	-
- other securities	-	-	6 000
- other financial liabilities:	-	-	478
- trade liabilities, falling due:	19 659	49 309	7 779
- within 12 months	19 222	49 292	7 779
- over 12 months	437	17	-
- resulting from purchases of tangible assets	469	-	604
- other	2 322	-	2 707
b) to joint-venture companies	-	-	-
- trade liabilities, falling due:	-	-	-
- within 12 months	-	-	-
c) to associated companies	32 468	31 453	16 164
- resulting from issuance of commercial papers	15 169	8 670	-
- trade liabilities, falling due:	15 411	21 697	14 304
- within 12 months	15 411	21 697	14 304
- resulting from purchases of tangible assets	1 888	1 086	1 860
d) to significant investor	-	-	-
e) to dominant company	-	-	-
f) to other companies	5 844 751	4 679 509	3 819 416
- loans, including:	2 551 967	1 820 491	1 052 536
- long-term loans falling due within 1 year	992 077	949 489	291 961
- resulting from issuance of commercial papers	441 771	330 140	280 200
- other securities	-	-	-
- other financial liabilities	18 556	5 632	1 929
- trade liabilities, falling due:	1 723 369	1 419 332	1 256 972
- within 12 months	1 718 399	1 414 413	1 256 146
- over 12 months	4 970	4 919	826
- payments on account	562	2 644	1 192
- resulting from purchases of tangible fixed assets	147 599	144 649	107 547
- dividends	685	-	50 622
- wages and salaries	13 611	34 192	32 624
- other	946 631	922 429	1 035 794
g) Special Funds:	58 431	45 928	58 308
- Company's social fund	48 861	37 608	49 295
- Premium Fund	447	447	779
- other	9 123	7 873	8 234
Total short-term liabilities	**5 959 337**	**4 807 099**	**3 911 456**

Note 23B

short-term LIABILITIES (CURRENCY TYPE)	30 June 2003	31 December 2002	30 June 2002
a) in Polish currency	3 371 468	2 980 924	2 989 629
b) in foreign currencies (by currency and recalculated to zlotys)	2 587 869	1 826 175	921 827
b1. unit/currency thousand/USD	397 745	443 904	200 985
thousand zlotys	1 574 137	1 735 548	825 824
b2. unit/currency thousand/EUR	223 701	18 776	19 701
thousand zlotys	1 003 730	76 848	79 912
b3. other currencies in thousand zlotys	10 002	13 779	16 091
Total short-term liabilities	**5 959 337**	**4 807 099**	**3 911 456**

(in PLN thousand)

Note 23C

SHORT-TERM LOANS AND BORROWINGS									
No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate*	Repayment date	Collateral
			PLN	currency	PLN	currency			
I. Short term									
1	Bank Handlowy w Warszawie S.A.***	Warszawa	5 500	-	3 020	-	Wibor + margin	30.06.2004	authorisation to a current bank account
2	Bank Handlowy w Warszawie S.A.***	Warszawa	2 500	-	2 290	-	Wibor + margin	31.05.2004	authorisation to a current bank account
3	Bank Handlowy w Warszawie S.A.***	Warszawa, Bydgoszcz branch	500	-	1	-	Wibor + margin	31.12.2003	cession of rights to bank account
4	Bank Handlowy w Warszawie S.A.**	Warszawa	220 000	-	62 153	-	Wibor + margin	in period of agreement	voluntary submission to infusement
5	Bank Handlowy w Warszawie S.A.**	Warszawa	104 483	25 000 EUR	113 148	25 000 EUR	Euribor + margin	26.02.2004	voluntary submission to infusement
6	Bank Handlowy w Warszawie S.A.**	Warszawa	45 000	-	45 000	-	Wibor + margin	19.09.2003	voluntary submission to infusement
7	Bank Handlowy w Warszawie S.A.***	Warszawa, Lublin branch	5 000	-	4 158	-	Wibor + margin	renewal every 7 days	own bill of exchange
8	Bank Handlowy w Warszawie S.A.***	Warszawa, Lublin branch	3 500	-	3 500	-	Wibor + margin	17.10.2003	no collateral
9	Bank Handlowy w Warszawie S.A.***	Warszawa, Lublin branch	2 000	-	1 477	-	Wibor + margin	loan in current bank account	cession of rights from insurance agreement
10	Bank Handlowy w Warszawie S.A.***	Warszawa, Lublin branch	4 000	-	1 823	-	Wibor + margin	31.12.2003	own bill of exchange
11	Bank Handlowy w Warszawie S.A.***	Warszawa, Rzeszow branch	30 000	-	29 945	-	Wibor + margin	22.12.2003	transfer of receivables
12	Bank Handlowy w Warszawie S.A.***	Warszawa	12 687	3 000 USD	-	-	Libor + margin	loan in current bank account	no collateral
13	Bank Handlowy w Warszawie S.A.***	Warszawa	10 000	-	-	-	Wibor + margin	loan in current bank account	no collateral
14	Bank Handlowy w Warszawie S.A.***	Warszawa, Wloclawek	500	-	497	-	Wibor + margin	23.09.2003	cession of property rigths to movables, transfer of receivables
15	Bank Handlowy w Warszawie S.A.***	Warszawa	3 500	-	606	-	Wibor + margin	loan in current bank account	authorisation to a current bank account
16	Bank Handlowy w Warszawie S.A.***	Warszawa	-	-	1	-		VISA account	no collateral
17	Bank Handlowy w Warszawie S.A.***	Warszawa	-	2 300 USD	7 182	1 845 USD	Libor + margin	loan in current bank account	transfer of receivables, marine mortgage on ships with cession of rights from insurance agreement
18	Bank Handlowy w Warszawie S.A.***	Warszawa	6 600	-	5 996	-	Wibor + margin	loan in current bank account	marine mortgage with cession of rights from insurance agreement
19	Bank Handlowy w Warszawie S.A.***	Poznan	5 000	-	4 995	-	Wibor + margin	-	mortgage
20	Bank Handlowy w Warszawie S.A.***	Warszawa	36 622	8 300 EUR	1 533	339 EUR	Euribor + margin	29.06.2004	no collateral
21	Bank Handlowy w Warszawie S.A.***	Warszawa, Katowice branch	6 500	-	4 911	-	Wibor + margin	08.04.2004	guarantee of Rafineria Trzebinia S.A
22	Bank Handlowy w Warszawie S.A.***	Warszawa, Katowice branch	900	-	160	-	Wibor + margin	renewal every 7 days	guarantee of Rafineria Trzebinia S.A
23	Bank Handlowy w Warszawie S.A.***	Warszawa, Krakow	21 700	-	21 806	-	Wibor + margin	24.10.2003	authorisation to a current bank account
24	BPH PBK S.A.**	Warszawa, Plock branch	110 000	-	83 452	-	Wibor + margin	27.04.2004	own blank bill of exchange, authorisation to a current bank account, voluntary submission to infusement
25	BPH PBK S.A.**	Warszawa, Krakow branch	100 000	-	100 000	-	Wibor + margin	31.12.2003	voluntary submission to infusement
26	BPH PBK S.A.**	Warszawa, Krakow branch	104 913	25 000 EUR	113 148	25 000 EUR	Euribor + margin	28.08.2003	voluntary submission to infusement
27	BPH PBK S.A. ***	Warszawa, Krakow branch	5 000	-	-	-	Wibor + margin	31.03.2004	own blank bill of exchange, authorisation to a current bank account
28	BPH PBK S.A. ***	Warszawa, Krakow branch	1 500	-	599	-	Wibor + margin	30.03.2004	guarantee of Rafineria Trzebinia S.A
29	BPH PBK S.A. ***	Warszawa, Szczecin branch	1 000	-	499	-	Wibor + margin	20.08.2003	guarantee of Ship-Service S.A., authorisation to a current bank account
30	Bank PEKAO S.A.***	Warszawa, Plock branch	2 000	-	734	-	Wibor + margin	30.09.2003	blank bill of exchange, authorisation to a current bank account
31	Bank PEKAO S.A.**	Warszawa, Plock branch	80 000	-	32 288	-	Wibor + margin	17.07.2003	authorisation to a current bank account, voluntary submission to infusement
32	Bank PEKAO S.A.**	Warszawa	100 000	-	100 000	-	Wibor + margin	26.02.2004	authorisation to a current bank account, voluntary submission to infusement
33	Bank PEKAO S.A.**	Warszawa	104 483	25 000 EUR	113 148	25 000 EUR	Euribor + margin	26.02.2004	authorisation to a current bank account, voluntary submission to infusement
34	PKO BP S.A.***	Warszawa, Poznan branch	2 200	-	507	-	Wibor + margin	31.12.2003	pledge on goods for resale and fixed assets
35	PKO BP S.A.***	Warszawa, Swidnik branch	300	-	164	-	Wibor + margin	loan in current bank account	own bill of exchange
36	PKO BP S.A.***	Warszawa, Lublin branch	13 732	6 494 DEM	639	140 EUR	Libor + margin	23.07.2003	cession agreement for payables
37	PKO BP S.A.***	Warszawa, Lublin branch	2 000	-	1 681	-	Wibor + margin	30.09.2003	own bill of exchange
38	PKO BP S.A.**	Warszawa, Plock branch	80 000	-	76 843	-	Wibor + margin	29.05.2004	authorisation to a current bank account, voluntary submission to infusement
39	PKO BP S.A.**	Warszawa, Plock branch	70 000	-	70 010	-	Wibor + margin	26.06.2004	authorisation to a current bank account, voluntary submission to infusement
40	PKO BP S.A.**	Warszawa, Plock branch	100 000	-	100 462	-	Wibor + margin	23.04.2004	authorisation to a current bank account, voluntary submission to infusement
41	PKO BP S.A.**	Warszawa, Plock branch	80 000	-	80 372	-	Wibor + margin	29.05.2004	authorisation to a current bank account, voluntary submission to infusement
42	PKO BP S.A.**	Warszawa, Plock branch	80 000	-	80 370	-	Wibor + margin	06.03.2004	authorisation to a current bank account, voluntary submission to infusement
43	BRE Bank S.A.**	Warszawa	70 000	-	64 817	-	Wibor + margin	30.09.2003	voluntary submission to infusement
44	BRE Bank S.A.**	Warszawa	70 000	-	-	-	Wibor + margin	30.09.2003	voluntary submission to infusement
45	BRE Bank S.A.	Warszawa	10 000	-	8 663	-	Wibor + margin	loan in current bank account	own blank bill of exchange
46	Bank MILLENNIUM S.A.***	Warszawa, Gdansk branch	3 000	-	1 529	-	Wibor + margin	13.06.2004	authorisation to a current bank account
47	Bank MILLENNIUM S.A.***	Warszawa, Wloclawek branch	600	-	600	-	Wibor + margin	25.07.2003	blank bill of exchange, authorisation to a current bank account
48	Bank MILLENNIUM S.A.***	Warszawa, Wloclawek branch	1 000	-	562	-	Wibor + margin	25.07.2003	blank bill of exchange, authorisation to a current bank account

(in PLN thousand)

Note 23C

SHORT-TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate*	Repayment date	Collateral
			PLN	currency	PLN	currency			
49	Bank MILLENNIUM S.A.***	Warszawa, Wloclawek branch	60 000	-	-	-	Wibor + margin	30.07.2003	authorisation to a current bank account in MILLENNIUM S.A.
50	Bank Gospodarki Zywnosciowej S.A.**	Warszawa, Plock	50 000	-	49 545	-	Wibor + margin	28.05.2004	authorisation to a current bank account, voluntary submission to infusement
51	Bank Gospodarki Zywnosciowej S.A.**	Warszawa, Plock	80 000	-	80 000	-	Wibor + margin	28.05.2004	authorisation to a current bank account, voluntary submission to infusement
52	Bank Gospodarki Zywnosciowej S.A.**	Warszawa, Plock	70 000	-	70 000	-	Wibor + margin	28.05.2004	authorisation to a current bank account, voluntary submission to infusement
53	Kredyt Bank S.A.***	Warszawa, Wroclaw	930	-	930	-	Wibor + margin	29.04.2004	cession agreement
54	Kredyt Bank S.A.***	Warszawa, Wroclaw branch	700	-	166	-	Wibor + margin	08.12.2003	mortgage on real estate
55	Raifaissen Bank ***	Warszawa, Lublin branch	3 000	-	1 891	-	Wibor + margin	30.06.2004	own bill of exchange
56	Bank Ochrony Srodowiska S.A.***	Warszawa, Wloclawek branch	3 000	-	-	-	Wibor + margin	18.05.2004	blank bill of exchange and transfer of receivables
57	BNP PARIBAS BANK POLSKA***	Warszawa	11 700	-	8 427	-	Wibor + margin	12.12.2003	marine mortgage with cession of rights from insurance agreement, mortgage on real estate, transfer of receivables
58	Vereinsbank Hamburg***	Hamburg	-	405 EUR	1 807	405 EUR	fixed rate	30.06.2004	letter of comfort given by British Petroleum Deutchland AG
59	Hermann Eggert Mineraloelvertriebs GmbH***	Elmshorn	-	87 EUR	390	87 EUR	fixed rate	31.12.2003	no collateral
60	Wecotect Trading & Consulting GmbH***	Elmshorn	-	181 EUR	806	181 EUR	fixed rate	31.12.2003	no collateral
61	Dresdner Bank***	Bochum	-	7 EUR	33	7 EUR	fixed rate	01.07.2003	no collateral
62	Hanseatische Investitionsbank***	Hamburg	-	0,5 EUR	2	0,5 EUR	fixed rate	31.08.2003	no collateral
63	HSH Nordbank***	Hamburg	-	404 EUR	1 800	404 EUR	fixed rate	01.07.2003	no collateral
	TOTAL				1 561 086				

II. Long term currently repaid

No	Name with indication of legal form	Location	Amount of loan according to contract PLN	Amount of loan according to contract currency	Amount of loan to be repaid PLN	Amount of loan to be repaid currency	Interest rate*	Repayment date	Collateral
64	Bank Handlowy w Warszawie S.A.***	Warszawa, Bydgoszcz branch	130 000	-	5 474	-	Wibor + margin	31.12.2003	cession of rights to receivables from lease agreement of fixed assets, cession of property rights
65	Bank Handlowy w Warszawie S.A.***	Warszawa, Poznan branch	6 500	-	1 300	-	Wibor + margin	31.12.2003	mortgage on real estate with cession of rights from insurance agreement
66	Bank PEKAO S.A.***	Warszawa, Szczecin branch	150	-	44	-	Wibor + margin	31.01.2004	registered pledge
67	Bank PEKAO S.A.***	Warszawa, Szczecin branch	150	-	75	-	Wibor + margin	31.07.2003	registered pledge
68	Bank PEKAO S.A.***	Warszawa, Jedlicze branch	8 000	-	6 773	-	Wibor + margin	29.04.2004	registered pledge on inventory of raw materials and semi-products with cession of rights from insurance agreement, authorization to a current bank account
69	PKO BP S.A.***	Warszawa, Poznan branch	2 500	-	69	-	Wibor + margin	09.07.2003	mortgage on real estate with cession of rights from insurance agreement
70	PKO BP S.A.***	Warszawa, Jaslo branch	25 000	-	18 000	-	Wibor + margin	26.04.2004	authorisation to a current bank account, registered pledge, cession of rights from insurance agreement, own blank bills of exchange, transfer of receivables, cession of property rights to machines
71	PKO BP S.A.***	Warszawa, Jaslo branch	20 000	-	6 988	-	Wibor + margin	06.03.2004	authorisation to a current bank account, registered pledge, cession of rights from insurance agreement, own blank bill of exchange, transfer of receivables, cession of property rights to machines
72	LG PETRO BANK S.A.***	Warszawa, Szczecin branch	390	105 EUR	49	13 EUR	Libor + margin	30.09.2003	registered pledge
73	LG PETRO BANK S.A.***	Warszawa, Szczecin branch	2 000	-	125	-	Wibor + margin	10.10.2003	marine mortgage with cession of rights from insurance agreement, cesssion of property rights to inventories with cession of rights from insurance agreement, authorisation to current bank accounts
74	Bank Gospodarki Zywnosciowej S.A.***	Warszawa, Gryfice branch	360	-	113	-	preferential rate	31.12.2003	guarantee of individual, cession of property rights to live stock and machines, blocked deposit
75	Bank Gospodarki Zywnosciowej S.A.***	Warszawa, Gryfice branch	298	-	220	-	preferential rate	30.06.2003	guarantee of Ship-Service S.A., cession of property rights to machines
76	Bank Gospodarki Zywnosciowej S.A.***	Warszawa, Plock branch	5 618	-	1 873	-	Wibor + margin	30.09.2003	bill of exchange, cession of fixed assets, transfer of receivables
77	Bank Gospodarki Zywnosciowej S.A.***	Warszawa, Plock branch	6 000	-	100	-	Wibor + margin	30.06.2004	cession of fixed assets, transfer of receivables
78	Bank MILLENNIUM S.A.***	Warszawa, Wloclawek branch	117	-	36	-	Wibor + margin	27.05.2004	own blank bill of exchange, authorisation to a current bank account, cession of property rights to machines

(in PLN thousand)

Note 23C

SHORT-TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate*	Repayment date	Collateral
			PLN	currency	PLN	currency			
79	Bank MILLENNIUM S.A.***	Warszawa, Wloclawek branch	20 272	4 990 EUR	3 944	-	Wibor + margin	30.12.2003	mortgage on real estate, authorisation to a current bank account, own blank bill of exchange, transfer of receivables
80	Bank MILLENNIUM S.A.***	Warszawa, Wloclawek branch	27 439	7 123 EUR	5 577	-	Wibor + margin	30.12.2003	mortgage on real estate, authorisation to a current bank account, own blank bill of exchange, transfer of receivables
81	Bank MILLENNIUM S.A.***	Warszawa, Wloclawek branch	30 000	-	6 003	-	Wibor + margin	30.09.2003	mortgage on real estate, authorisation to a current bank account, own blank bill of exchange, transfer of receivables
82	Bank MILLENNIUM S.A.***	Warszawa, Krosno branch	30 000	-	30 000	-	Wibor + margin	31.12.2003	authorisation to a current bank account, own blank bill of exchange\
83	ING Bank Slaski S.A.***	Warszawa	11 200	-	1 445	-	Wibor + margin	loan in current bank account	own blank bill of exchange, mortgage, cession of rights from insurance agreement, cession of rights from bank guarantee, transfer of receivables from lease agreement
84	ING Bank Slaski S.A.***	Warszawa, Krosno branch	29 689	-	5 938	-	Wibor + margin	31.10.2003	mortgage on real estate, cession of property rights to movables, cession of rights from insurance agreement
85	ING Bank Slaski S.A.***	Warszawa, Krosno branch	-	-	251	-	Wibor + margin	01.08.2003	no collateral
86	BPH PBK S.A. ***	Warszawa, Busko Zdroj branch	12 472	4 805 CHF	1 109	376 CHF	Libor + margin	31.07.2003	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
87	BPH PBK S.A. ***	Warszawa, Busko Zdroj branch	31 395	12 096 CHF	5 458	1 849 CHF	Libor + margin	31.07.2003	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
88	Bank Ochrony Srodowiska S.A.***	Warszawa, Rzeszow branch	6 800	-	680	-	preferential rate	31.12.2003	bank guarantee
89	Bank Ochrony Srodowiska S.A.***	Warszawa, Wloclawek branch	1 100	-	337	-	preferential rate	31.12.2003	authorisation to a current bank account, own blank bill of exhcange
90	Bank Ochrony Srodowiska S.A.***	Warszawa, Rzeszow branch	-	-	41	-	preferential rate	15.07.2003	no collateral
91	BZ WBK S.A.***	Warszawa, Wroclaw branch	100	-	50	-	Wibor + margin	27.06.2004	cession agreement, own bill of exchange
92	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	50 000	-	10 000	-	preferential rate	20.12.2003	guarantee of PKN ORLEN S.A., voluntary submission to infusement in a form of a notarial deed
93	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	2 341	-	800	-	preferential rate	20.12.2003	bank guarantee, blank bill of exchange
94	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	6 000	-	680	-	preferential rate	31.12.2003	own blank bill of exchange along with a notarial deed
95	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa, Torun branch	1 500	-	403	-	preferential rate	15.12.2003	authorisation to a current bank account, own blank bill of exchange, bank guarantee
96	CITIBANK INTERNATIONAL PLC***	London	88 482	21 458 EUR	36 026	7 910 EUR	Euribor + margin	08.10.2003	NCM guarantee
97	consortium of banks organized by Bank Handlowy w W-wie S.A.**	Warszawa	103 712	94 640 PLN 2 200 EUR	21 215	18 928 PLN 443 EUR	Wibor + margin Euribor + margin	07.12.2003	mortgage
98	ABN Amro **	Warszawa	901 360	200 000 USD	793 402	200 462 USD	Libor + margin	31.10.2003	voluntary submission to infusement
99	Hamburg Landesbank ***	Hamburg	-	95 EUR	42	9 EUR	fixed rate	30.06.2004	mortgage
100	Hamburg Landesbank ***	Hamburg	-	383 EUR	177	40 EUR	fixed rate	30.06.2004	mortgage
101	Hamburg Landesbank ***	Hamburg	-	61 EUR	27	6 EUR	fixed rate	30.06.2004	mortgage
102	Hamburg Landesbank ***	Hamburg	-	562 EUR	251	56 EUR	fixed rate	30.06.2004	mortgage
103	Hamburg Landesbank ***	Hamburg	-	920 EUR	354	79 EUR	fixed rate	30.06.2004	mortgage
104	Hamburg Landesbank ***	Hamburg	-	5 113 EUR	1 899	426 EUR	fixed rate	30.06.2004	letter of comfort given by British Petroleum Deutchland AG
105	Hamburg Landesbank ***	Hamburg	-	5 113 EUR	1 899	426 EUR	fixed rate	30.06.2004	mortgage
106	Hamburg Landesbank ***	Hamburg	-	1 023 EUR	380	85 EUR	fixed rate	30.06.2004	letter of comfort given by British Petroleum Deutchland AG
107	Hamburg Landesbank ***	Hamburg	-	5 113 EUR	1 899	426 EUR	fixed rate	30.06.2004	letter of comfort given by British Petroleum Deutchland AG
108	Hamburg Landesbank ***	Hamburg	-	5 113 EUR	1 899	426 EUR	fixed rate	30.06.2004	letter of comfort given by British Petroleum Deutchland AG
109	Hamburg Landesbank ***	Hamburg	-	5 113 EUR	1 899	426 EUR	fixed rate	30.06.2004	letter of comfort given by British Petroleum Deutchland AG
110	Hamburg Landesbank ***	Hamburg	-	5 113 EUR	1 899	426 EUR	fixed rate	30.06.2004	letter of comfort given by British Petroleum Deutchland AG
111	Commerzbank Hamburg ***	Hamburg	-	1 023 EUR	362	81 EUR	fixed rate	30.06.2004	mortgage
112	Commerzbank Hamburg ***	Hamburg	-	971 EUR	361	81 EUR	fixed rate	30.06.2004	mortgage
113	Commerzbank Hamburg ***	Hamburg	-	522 EUR	183	41 EUR	fixed rate	30.06.2004	mortgage
114	Vereinsbank Hamburg ***	Hamburg	-	1 094 EUR	372	83 EUR	fixed rate	30.06.2004	mortgage
115	Vereinsbank Hamburg ***	Hamburg	-	1 278 EUR	541	121 EUR	fixed rate	30.06.2004	mortgage
116	Vereinsbank Hamburg ***	Hamburg	-	153 EUR	72	16 EUR	fixed rate	30.06.2004	mortgage
117	Vereinsbank Hamburg ***	Hamburg	-	818 EUR	285	64 EUR	fixed rate	30.06.2004	mortgage
118	Vereinsbank Hamburg ***	Hamburg	-	818 EUR	611	137 EUR	fixed rate	30.06.2004	mortgage
119	Vereinsbank Hamburg ***	Hamburg	-	5 113 EUR	1 899	426 EUR	fixed rate	30.06.2004	mortgage

(in PLN thousand)

Note 23C

SHORT-TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate*	Repayment date	Collateral
			PLN	currency	PLN	currency			
120	Volksbank Elmshorn ***	Elmshorn	-	358 EUR	218	49 EUR	fixed rate	30.06.2004	mortgage
121	Volksbank Elmshorn ***	Elmshorn	-	409 EUR	182	41 EUR	fixed rate	30.06.2004	mortgage
122	Volksbank Elmshorn ***	Elmshorn	-	716 EUR	266	60 EUR	fixed rate	30.06.2004	mortgage
123	Volksbank Elmshorn ***	Elmshorn	-	511 EUR	190	43 EUR	fixed rate	30.06.2004	mortgage
124	Volksbank Elmshorn ***	Elmshorn	-	920 EUR	342	77 EUR	fixed rate	30.06.2004	mortgage
125	Volksbank Elmshorn ***	Elmshorn	-	307 EUR	134	30 EUR	fixed rate	30.06.2004	mortgage
126	Volksbank Elmshorn ***	Elmshorn	-	256 EUR	95	21 EUR	fixed rate	30.06.2004	mortgage
127	Sparkasse Elmshorn ***	Elmshorn	-	920 EUR	513	115 EUR	fixed rate	30.06.2004	mortgage
128	Sparkasse Elmshorn ***	Elmshorn	-	3 681 EUR	2 445	549 EUR	fixed rate	30.06.2004	mortgage
129	Sparkasse Elmshorn ***	Elmshorn	-	1 943 EUR	888	199 EUR	fixed rate	30.06.2004	mortgage
130	Sparkasse Elmshorn***	Elmshorn	-	1 012 EUR	564	127 EUR	fixed rate	30.06.2004	mortgage
131	Sparkasse Elmshorn ***	Elmshorn	-	345 EUR	192	43 EUR	fixed rate	30.06.2004	mortgage
132	Sparkasse Elmshorn ***	Elmshorn	-	614 EUR	391	88 EUR	fixed rate	30.06.2004	mortgage
133	Sparkasse Elmshorn ***	Elmshorn	-	1 150 EUR	554	124 EUR	fixed rate	30.06.2004	mortgage
134	Sparkasse Elmshorn ***	Elmshorn	-	1 176 EUR	438	98 EUR	fixed rate	30.06.2004	mortgage
135	Landesbank S.-H. ***	Kiel	-	1 012 EUR	564	127 EUR	fixed rate	30.06.2004	mortgage
136	Landesbank S.-H. ***	Kiel	-	345 EUR	192	43 EUR	fixed rate	30.06.2004	mortgage
137	IKB Deutsche Industiebank AG ***	Hamburg	-	511 EUR	194	44 EUR	fixed rate	30.06.2004	mortgage
138	Vereinsbank Hamburg ***	Hamburg	-	405 EUR	1 806	405 EUR	fixed rate	30.06.2004	letter of comfort given by British Petroleum Deutchland AG
	TOTAL				992 077				
	TOTAL I + II				2 553 163				

*Notes to the "Interest rates" are presented in Note 22D

**Loan incurred by the Dominant Company

***Loan incured by subsidiaries

(in PLN thousand)

Note 23D

SHORT-TERM LIABILITIES FROM THE ISSUE OF DEBT SECURITIES

Securities by kind	Nominal value	Interest rate	Date of repurchase	Guaranties/collateral	Additional rights
BONDS	45 230	5,91%	2003-07-04	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	36 620	6,10%	2003-07-16	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	25 000	5,85%	2003-07-04	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	39 810	6,15%	2003-07-24	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	43 500	6,10%	2003-07-25	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	41 240	6,00%	2003-07-29	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	41 630	5,75%	2003-08-25	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	47 250	5,45%	2003-08-27	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	46 100	5,58%	2003-09-22	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	45 070	5,42%	2003-09-24	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	48 700	5,52%	2003-09-25	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Total	**460 150**				
Value of unamortised cost of discount	**(3 169)**				
Balance sheet value	**456 981**				

(in PLN thousand)

Note 24A

	30 June 2003	31 December 2002	30 June 2002
MOVEMENTS IN NEGATIVE GOODWILL			
a) balance at the beginning of period	534	843	843
b) increases	-	-	-
c) decreases	(54)	(309)	(225)
Negative goodwill at the end of period	**480**	**534**	**618**

Note 24B

	30 June 2003	31 December 2002	30 June 2002
OTHER ACCRUALS AND DEFERRED INCOME			
a) accruals, including:	**75 023**	**72 408**	**60 159**
- long-term (including)	2 340	1 540	314
- holiday pay accrual	356	-	156
- other	1 984	1 540	158
- short-term (including)	72 683	70 868	59 845
- holiday pay accrual	16 108	16 767	17 427
- cost of awards in loyalty program	43 963	44 421	32 509
- costs of not invoiced services	6 807	413	712
- environmental pollution payments	3 909	4 241	3 153
- other	1 896	5 026	6 044
b) deferred income	13 428	16 004	9 620
- long-term	8 618	9 407	6 727
- subsidies received	466	543	542
- other	8 152	8 864	6 185
- short-term	4 810	6 597	2 893
- subventions received	1 535	1 535	97
- other	3 275	5 062	2 796
Total other accruals and deferred income at the end of period	**88 451**	**88 412**	**69 779**
MOVEMENTS IN OTHER ACCRUALS AND DEFERRED INCOME			
a) accruals at the beginning of period	**72 408**	**52 340**	**52 340**
b) increases	19 220	44 331	27 906
c) decreases	(16 605)	(24 263)	(20 087)
d) accruals at the end of period	**75 023**	**72 408**	**60 159**
e) deferred income at the beginning of period	**16 004**	**9 223**	**9 223**
f) increases	4 362	18 564	937
g) decreases	(6 938)	(11 783)	(540)
h) deferred income at the end of period	13 428	16 004	9 620
Total other accruals and deferred income at the end of period	**88 451**	**88 412**	**69 779**

Note 25

	30 June 2003	31 December 2002	30 June 2002
Net book value (A)	**8 442 823**	**7 927 014**	**7 648 424**
Number of shares (B)	**420 177 137**	**420 177 137**	**420 177 137**
Net book value per share (in zloty) (A/B)	**20,09**	**18,87**	**18,20**
Expected number of shares (C)	-	-	-
Diluted net book value per share (in zloty) (A/C)	-	-	-

*Method of calculation of net book value and diluted net book value is presented in Note 43 in the description notes.

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 26A

	30 June 2003	31 December 2002	30 June 2002
Off-balance sheet receivables from subordinated companies			
a) guaranties an sureties received, including:	-	-	-
b) other	-	-	-
Total off-balance sheet receivables from subordinated companies	-	-	-

Note 26B

	30 June 2003	31 December 2002	30 June 2002
Off-balance sheet liabilities to subordinated companies			
a) guaranties an sureties granted, including:	76 195	681	1 259
- to subordinated companies	426	681	1 259
b) other, including:	-	-	40
- to subordinated companies	-	-	40
Total off-balance sheet liabilities to subordinated companies	76 195	681	**1 299**

(in PLN thousand)

NOTES TO THE CONSOLIDATED INCOME STATEMENT

Note 27A

NET SALES OF OWN PRODUCTS (TYPE OF SALES)	6 month period ended 30 June 2003	6 month period ended 30 June 2002
- to subordinated companies	271 538	254 195
a. sales of products	11 846 831	10 616 920
b. sales of services	133 336	149 268
c. sales of products - other	96 633	538 982
Total net sales of products	**12 076 800**	**11 305 170**

Note 27B

NET SALES OF OWN PRODUCTS (BY TERRITORY)	6 month period ended 30 June 2003	6 month period ended 30 June 2002
a) domestic sales, including:	11 446 824	10 709 328
- to subordinated companies	267 653	254 195
b) export sales, including:	629 976	595 842
- to subordinated companies	3 885	-
Total net sales of products	**12 076 800**	**11 305 170**

Note 28A

NET SALES OF GOODS FOR RESALE AND MATERIALS (TYPE OF SALES)	6 month period ended 30 June 2003	6 month period ended 30 June 2002
- to subordinated companies	71 199	16 832
a. sales of goods	2 641 233	219 419
b. sales of materials	26 183	254 913
c. other sales	499 130	274 276
Total net sales of goods for resale and materials	**3 166 546**	**748 608**

Note 28B

NET SALES OF GOODS FOR RESALE AND MATERIALS (BY TERRITORY)	6 month period ended 30 June 2003	6 month period ended 30 June 2002
a) domestic sales, including*:	3 072 521	618 102
- to subordinated companies	62 628	16 832
b) export sales, including:	94 025	130 506
- to subordinated companies	8 571	-
Total net sales of goods forresale and materials	**3 166 546**	**748 608**

* including sales in Germany

Segment sales income is presented in note 45, "Reporting according to branch and geographical segments"

Note 29

COSTS (BY COSTS TYPE)	6 month period ended 30 June 2003	6 month period ended 30 June 2002
a) depreciation	554 197	525 540
b) usage of materials and energy	5 347 919	4 776 913
c) external services	806 771	643 102
d) taxes and charges	4 548 234	4 791 753
e) wages and salaries	430 023	419 255
f) social insurance and other charges	108 077	106 425
g) other costs	157 826	139 365
Total costs	**11 953 047**	**11 402 353**
Changes in the position of stocks and accruals	(258 733)	(329 709)
Cost of products and services for own use (negative value)	(55 874)	(34 335)
Sales and distribution costs (negative value)	(5 374 145)	(5 402 532)
General and administration expenses (negative value)	(454 604)	(426 064)
Cost of sales	**5 809 691**	**5 209 713**

(in PLN thousand)

Note 30

OTHER OPERATING INCOME	6 month period ended 30 June 2003	6 month period ended 30 June 2002
a) releases of provisions	17 371	12 687
- environmental provision	6 722	11 555
- provision for business risk	8 860	844
- other	1 789	288
b) reversal of impairment write-offs of assets	27 188	25 134
- impairment of receivables	21 853	16 600
- impairment of tangible assets	5 231	5 334
- other	104	3 200
c) other, including:	163 083	49 553
- income from recovery of current assets	392	4 813
- valuation of finished goods	2 373	3 632
- income from perpetual leasehold	17 420	1 685
- fines received	11 216	15 055
- stocktaking discrepancies	4 929	1 328
- income on court costs recovered	5 023	2 169
- premium on turnover	112 816	-
- other	8 914	20 871
Total other operating income	**207 642**	**87 374**

Note 31

OTHER OPERATING COSTS		
a) setting-up provisions for:	13 000	10 894
- environmental provision	-	2 000
- provision for probable unfavourable court decisions (non tax related)	8 103	4 882
- provision for business risk	4 897	4 012
- other	1 643	7 811
b) impairment charges of assets, including:	52 417	59 327
- impairment of receivables	52 224	56 271
- impairment of tangible assets	-	-
- other	193	3 056
c) other, including:	56 006	40 936
- write down of overdue accounts receivable	3 560	894
- donations	3 560	1 099
- stockcount differences	3 118	1 216
- fines paid	1 515	878
- court costs	1 319	1 628
- costs and loses due to administration of goods for resale and materials	2 979	5 110
- other	39 955	30 111
Total other operating costs	**121 423**	**111 157**

Note 32A

DIVIDENDS RECEIVED AND SHARES IN PROFITS		
a) from related entities, including:	1 873	-
- from subsidiary companies	1 873	-
- from joint-ventures	-	-
- from associated companies	-	-
- from significant investor	-	-
- from parent company	-	-
b) from other entities	46 509	-
Total dividends received and share in profits	**48 382**	-

(in PLN thousand)

Nota 32B

	6 month period ended 30 June 2003	6 month period ended 30 June 2002
INTEREST INCOME		
a) from loans granted	8 471	9 878
- from related entities	-	18
- from subsidiary companies	-	18
from other entities	8 471	9 860
b) other interest income	19 399	26 934
from related entities	418	708
- from subsidiary companies	-	345
- from joint-ventures	-	-
- from associated companies	418	363
- from significant investor	-	-
- from parent company	-	-
from other entities	18 981	26 226
Total interest income	**27 870**	**36 812**
INTEREST INCOME		
a) from loans granted and debt securities purchased	8 471	9 878
- received	5 783	6 154
- not received	2 688	3 724
b) other interest	19 399	26 934
- received	4 199	4 380
- not received	15 200	22 554
Total interest income	**27 870**	**36 812**

Nota 32C

OTHER FINANCIAL INCOME		
a) surplus of foreign exchange gains, including	6 176	1 863
- realized	5 548	1 765
- unrealized	628	98
b) release of provisions (by categories)	9 788	16 003
- for interest on receivables	9 780	15 900
- other	8	103
c) other	9 479	5 694
Total other financial income	**25 443**	**23 560**

Note 33A

INTEREST EXPENSES		
a) from credits, loans and securities issued	81 173	107 476
- to related entities	403	522
- to subsidiary companies	403	522
- to associated companies	-	-
- to other entities	80 770	106 954
b) other interest	5 069	2 620
- to related entities	-	602
- to subsidiary companies	-	-
- to joint-ventures	-	-
- to associated companies	-	602
- to significant investor	-	-
- to parent company	-	-
- to other entities	5 069	2 018
Total interest expenses	**86 242**	**110 096**
INTEREST EXPENSES		
a) from credits, loans and securities issued	81 173	107 476
- paid	73 802	93 778
- not paid	7 371	13 698
b) other interest	5 069	2 620
- paid	1 563	1 232
- not paid	3 506	1 388
Total interest expense	**86 242**	**110 096**

Note 33B

OTHER FINANCIAL EXPENSES		
a) foreign exchange loses	56 859	43 312
- realized	21 533	26 622
- unrealized	35 326	16 690
b) release of provisions (by categories)	17 208	20 611
- interest from receivables	17 057	20 500
- other	151	111
c) other financial expenses, including:	5 847	7 261
Total other financial expenses	**79 914**	**71 184**

Note 34

PROFIT (LOSS) FROM SALE OF SHARES IN SUBORDINATED ENTITIES		
a) profit from sale of shares	427	-
- in subsidiary entities	427	-
b) loss from sale of shares	-	-
Total profit (loss) from sale of shares in subordinated entities	**427**	**-**

Note 35

EXTRAORDINARY GAINS		
a) incidental	248	198
b) other	498	975
Total extraordinary gains	**746**	**1 173**

(in PLN thousand)

Note 36

EXTRAORDINARY LOSSES	6 month period ended 30 June 2003	6 month period ended 30 June 2002
a) incidental	205	3 994
b) other	71	3
Total extraordinary losses	**276**	**3 997**

Note 37A

CORPORATE INCOME TAX - CURRENT		
1. Gross profit	767 075	301 289
2. Consolidation adjustments	(3 875)	(27 796)
3. Differences between gross profit (loss) and taxable income, including:	(98 978)	86 141
a) permanent differences between gross profit (loss) and taxable income	11 530	58 563
b) temporary differences between gross profit and taxable income	(160 791)	27 884
c) other differences between gross profit and taxable income	50 283	(306)
4. Taxable income	664 222	359 634
5.Tax according to tax rate for the year	212 151	105 924
6. Tax allowances and increases	(170)	90
7. Current income tax as declared in the CIT declaration	**211 981**	**106 014**
- as presented in the profit and loss account	212 137	105 960
- relating to decreases or increases of equity	(156)	54
- relating to decreases or increases of goodwill or negative goodwill	-	-

Note 37B

DEFERRED CORPORATE INCOME TAX, AS IN PROFIT AND LOSS ACCOUNT		
- decrease (increase) relating to temporary differences and reversals of temporary differences	14 031	(6 949)
- decrease (increase) relating to changes in tax rates	(125)	-
- decrease (increase) relating to previously unrecognised tax losses, tax allowances or temporary differences from the previous period	47	19
- decrease (increase) relating to write-off of deferred tax asset or inability to realise deferred tax liability	(1 718)	(2 899)
- other, including:	-	118
Total deferred corporate income tax	**12 235**	**(9 711)**

	Dominant Company	Anwil S.A.	Rafineria Trzebinia S.A.	Rafineria Nafty Jedlicze S.A.	Other entities	Total
6 months ended 30 June 2002						
current tax	76 406	1 895	13 281	179	14 253	106 014
deferred tax	(6 921)	981	(1 330)	664	(3 105)	(9 711)
Total	**69 485**	**2 876**	**11 951**	**843**	**11 148**	**96 303**
6 months ended 30 June 2003						
current tax	180 774	5 422	17 101	114	8 570	211 981
deferred tax	42 450	1 347	(498)	-	(31 064)	12 235
Total	**223 224**	**6 769**	**16 603**	**114**	**(22 494)**	**224 216**

Note 37C

TOTAL AMOUNT OF DEFERRED TAX		
-recorded in equity	37 416	37 994
-recorded in goodwill or negative goodwill	-	-

Note 37D

INCOME TAX RECORDED IN PROFIT AND LOSS ACCOUNT, INCLUDING:		
-abandoned activity	-	-
-result of extraordinary items	-	-

Note 38

OTHER OBLIGATORY CHARGES		
Total other obligatory charges	-	-

Note 39

NET PROFIT (LOSS) *		
a) net profit(loss) of the dominant companies / significant investor	562 989	152 543
b) net profit (loss) of subordinated companies	76 979	40 995
c) net profit (loss) of joint-venture companies	4 991	-
d) net profit (loss) of associated companies	25 631	6 158
e) consolidation adjustments	(119 640)	(555)
Net profit (loss)	**550 950**	**199 141**

* The proposed distribution of profit of the Company for the year 2002, distribution of profit of subordinated and assosiated entities consolidated using equity method for period ended 30 June 2003 is presented in Note 42 in the explanatory notes.

Nota 40

NET PROFIT PER SHARE CALCULATION		
Net profit (annualised)	**831 144**	**325 945**
Weighted average number of ordinary shares	**420 177 137**	**420 177 137**
Earnings per ordinary share (in PLN)	**1,98**	**0,78**
Weighted average of expected number of ordinary shares	-	
Diluted earnings per ordinary share (in PLN)	-	

* The method of calculation of profit and diluted profit per ordinary share is described in Note 41 in the explanatory notes.

(in PLN thousand)

Note 41. Method of calculation of earnings and diluted earnings per ordinary share for 6 months ended 30 June 2003

Net profit for 12 months (PLN)	(A)	550,950,223.84
Weighted average number of ordinary shares	(B)	420,177,137
Earnings per ordinary share (in PLN)	(A/B)	1.32
Weighted average expected number of ordinary shares	(C)	-
Diluted earnings per ordinary share (in PLN)	(A/C)	-

The Group calculated earnings and diluted earnings per ordinary share according to IFRS.

Note 42. Distribution of profit for 2002 of the Company and consolidated associates and subsidiaries during the period ended 30 June 2003 and distribution of profit of associated companies accounted for under equity method.

a) Distribution of profit of the Company for 2002

Dividend (PLN 0.14 per share)	58,824,799.18
Reserve capital	319,445,025.93
Transfer to Company's Social Fund	4,000,000
Total	382,269,825.11

(in PLN thousand)

b) Distribution of profit for the year 2002 of consolidated associates and subsidiaries and associates accounted for under equity method during the period ended 30 June 2003

	ORLEN KolTrans Sp. z o.o.	Petrocentrum Sp. z o.o.	Petrogaz Plock Sp. z o.o.	ORLEN Medica Sp. z o.o.	ORLEN Budonaft Sp. z o.o.	Orlen Polimer Sp. z o.o.	Orlen Powiernik Sp. z o.o.	Orlen Transport Szczecin Sp. z o.o.	Orlen Transport Krakow Sp. z o.o.	ORLEN Transport Plock Sp. z o.o.	Orlen Transport Lublin Sp. z o.o.
Distribution of profit/ cover of losses											
Rewards for employees	-	-	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	17	-	1,643	116	-	-	26	293	(186)	373	409
Dividends	613	134	-	-	-	809	-	98	-	-	
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-	-	-
Undistributed profit		-	1,474	-	(5,537)	8	-	-	(945)	-	-
Total profit (loss) for the year 2002	630	134	3,117	116	(5,537)	817	26	391	(1,131)	373	409

(in PLN thousand)

b) Distribution of profit for the year 2002 of consolidated associates and subsidiaries and associates accounted for under equity method during the period ended 30 June 2003 (cont.)

	Orlen Transport Nowa Sol Sp. z o.o.	Zaklad Budowy Aparatury Sp. z o.o.	Orlen Transport Poznan Sp. z o.o.	Orlen Transport Slupsk Sp. z o.o.	Orlen Transport Warszawa Sp. z o.o.	Petrotel Sp. z o.o.	Orlen Transport Olsztyn Sp. z o.o.	Petrogaz Lapy Sp. z o.o..	Orlen Transport Kedzierzyn-Kozle Sp. z o.o.	ORLEN Petroprofit Sp. z o.o.	Orlen Wodkan Sp. z o.o.
Distribution of profit/ cover of losses											
Rewards for employees	-	-	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	1,977	(1,264)	1,068	225	204	-	172	-	516	1,143	-
Dividends	659	-	355	74	68	-	57	-	172	-	1,155
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-	-	-
Undistributed profit	-	-	-	-	-	3,813	-	(99)	-	-	-
Total profit (loss) for the year 2002	2,636	(1,264)	1,423	299	272	3,813	229	(99)	688	1,143	1,155

(in PLN thousand)

b) Distribution of profit for the year 2002 of consolidated associates and subsidiaries and associates accounted for under equity method during the period ended 30 June 2003 (cont.)

	Rafineria Trzebinia S.A.	Rafineria Nafty Jedlicze S.A.	Anwil S.A.	Inowroclawskie Kopalnie Soli „Solino" S.A.	Orlen Mechanika Sp. z o.o.*	ORLEN Petro-Tank Sp. z o.o.	ORLEN Automatyka Sp. z o.o.	Orlen Petrozachod Sp. z o.o.	ORLEN Petrogaz Wroclaw Sp. z o.o.
Distribution of profit/ cover of losses									
Rewards for employees	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	55,156	-	18,909	9,223		13,253	3	-	187
Dividends	-	-	-	-	-	-	1,560	-	200
Company's Social Fund (ZFSS)		-	-	350	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-
Undistributed profit	-	(28,592)	-	-	1,024	-	-	(2,039)	
	-----	-----	-----	-----	-----	-----	-----	-----	-----
Total profit (loss) for the year 2002	55,156	(28,592)	18,909	9,573	1,024	13,253	1,563	(2,039)	387
	=====	=====	=====	=====	=====	=====	=====	=====	=====

(in PLN thousand)

b) Distribution of profit for the year 2002 of consolidated associates and subsidiaries and associates accounted for under equity method during the period ended 30 June 2003 (cont.)

	Orlen Remont Sp. z o.o.*	Petrolot Sp. z o.o.	Orlen Eltech Sp. z o.o.*	Petroprojekt Sp. z o.o.	Orlen EnergoRem Sp. z o.o.*	Orlen Wir Sp. z o.o.	Ship-Service Sp z o.o.	Orlen Morena Sp. z o.o.	Naftoport Sp. z o.o.	Flexpol Sp. z o.o.	Chemiepetrol GmbH
Distribution of profit/ cover of losses											
Rewards for employees	-	-	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	1,786	5,906	1,776	28	-	-	-	1,403	-	-	-
Dividends	-	2,000		900	-	1,226	-	-	16,913	6,112	561
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-	-	-
Undistributed profit	-	-	-	-	657	-	1,232	-	-	-	-
Total profit (loss) for the year 2002	1,786	7,906	1,776	928	657	1,226	1,232	1,403	16,913	6,112	561

* Distribution of profit took place after lost of control over entity by the Group

Note 43. Method of calculation of net book value and diluted net book value per share as at 30 June 2003

Net book value (in PLN)	(A)	8,442,823,958.45
Number of shares	(B)	420,177,137
Net book value per share (in PLN)	(A/B)	20.09
Expected number of shares	(C)	-
Diluted net book value per share (in PLN)	(A/C)	-

The Group calculated net book value and diluted net book value per share according to IFRS.

(in PLN thousand)

NOTES TO CASH FLOW STATEMENT

Information about cash and cash equivalents is presented in Note 10.

Note 44. Classification of the Capital Group activities in cash flow statement

The classification of the Company activities into operating, investing and financing activities is as follows:

- Operating activity includes transactions and events connected with the Company's core activity, not enumerated in financing and investing activities, for example: repayment of liabilities, cash inflow from sales of finished products or goods for resale, income tax payments, collection of receivables from sales;
- Investing activity includes mainly inflows and outflows connected with purchase or sale of fixed assets and with purchase or sale of securities;
- Financing activity includes mainly the securing of equity capital and loan capitals, as well as their repayment and maintenance.

The reasons for differences between balance sheet changes of selected balance sheet items and changes presented in cash flow statement

Receivables:	6 months ended 30 June 2003
Balance sheet change in net value of long- and short-term receivables	(592,195)
Changes in investment receivables	111,166
Receivables contributed in kind	(88,067)
Change in the Capital Group	231,202
Purchase of business in Germany	143,987
Other	15,039
Change in receivables within cash flow statement	(178,868)

Liabilities:	6 months ended 30 June 2003
Balance sheet change in short- and long-term liabilities	1,199,305
Change in short term loans and borrowings	(607,387)
Change in investment liabilities	(5,898)
Change resulting from issued securities	(116,447)
Change in Capital Group	(466,002)
Change in dividend liabilities	(58,825)
Distribution of profit for 2002 on Social Fund	(4,350)
Other	(41,707)
Change in short and long-term liabilities within cash flow statement	(101,311)

Stock:	6 months ended 30 June 2003
Balance sheet change in stock	(280,960)
Change in Capital Group	52,967
Stock contributed in kind	(34,052)
Other	4,498
Change in balance of stock within cash flow statement	(257,547)

(in PLN thousand)

Accruals:	6 months ended 30 June 2003
Balance sheet change in accruals	(86,885)
Change in Capital Group	(8,835)
Other	534
Change in accruals within cash flow statement	(95,186)

Provisions:	6 months ended 30 June 2003
Balance sheet change in provisions	22,501
Change in Capital Group	8,772
Provisions contributed in kind	4,114
Adjustment of deferred tax influencing equity	(11,644)
Other	(227)
Change in provisions within cash flow statement	23,516

Other captions in consolidated cash flow statement

In cash flow statement for 6 months ended 30 June 2003:

- An item A.I.12 in operating activities an amount of PLN (82,184) thousand is presented. This amount includes:

Contribution in kind differences related to Basell ORLEN POLIOLEFINS Sp. z o.o.	(112,816)
Impairment of tangible assets	18,794
Other	11,838
Total	(82,184)

- An item B.I.4 in investing activities an amount of PLN 19,384 thousand is presented. This amount includes:

Change in prepayments for fixed assets	16,407
Other	2,977
Total	19,384

ADDITIONAL EXPLANATORY NOTES CONCERNING REPORTING BY BUSINESS AND GEOGRAPHICAL SEGMENTS

Note 45. Selected financial data by the Capital Group's segments of operations

Business segments

The operations of the Group are divided into two main segments: Refinery Segment and Chemical Segment.

- The Refinery Segment comprises crude oil processing as well as wholesale and retail trade in refinery products industry, primarily fuels,
- The Chemical Segment encompasses production and sales of petrochemicals by PKN and fertilisers as well as PVC by Anwil.

To other operations belong among others: transport, service and maintenance, building and auxiliary activity, conducted by the remaining companies of the Capital Group.
Segment profits and assets were established before eliminations. Internal prices in inter-segment sales are similar to market prices.

(in PLN thousand)

(Translation of a document originally issued in Polish)

Income, costs and financial result by business segments

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Total	
	for 6 month period ended:		for 6 month period ended:		for 6 month period ended:		for 6 month period ended:		for 6 month period ended:	
	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002
Revenue										
External sales	13,376,393	10,601,589	1,612,947	1,271,432	254,006	180,757	-	-	15,243,346	12,053,778
Inter-segment sales	1,696,450	1,112,071	690,363	577,092	565,704	580,744	(2,952,517)	(2,269,907)	-	-
Total revenue	15,072,843	11,713,660	2,303,310	1,848,524	819,710	761,501	(2,952,517)	(2,269,907)	15,243,346	12,053,778
Total costs	(14,331,544)	(11,256,879)	(2,141,045)	(1,766,375)	(788,004)	(727,837)	2,953,184	2,269,726	(14,307,409)	(11,481,365)
Other operating income	58,014	59,688	124,746	9,244	16,593	35,900			199,353	104,832
Other operating costs	(94,632)	(98,201)	(14,099)	(9,013)	(28,055)	(21,348)			(136,786)	(128,562)
Result										
Segment result	704,681	418,268	272,912	82,380	20,244	48,216	667	(181)	998,504	548,683
Unallocated corporate income									13,110	315
Unallocated corporate expenses									(227,611)	(149,659)
Profit from operations									784,003	399,339
Financial income									132,164	65,385
Financial costs									(167,402)	(181,930)
Loss on disposal of all or part of stakes in subsidiaries									427	-
Gross profit									749,192	282,794
Extraordinary gains									746	1,173
Extraordinary losses									(276)	(3,997)
Write-off of goodwill from consolidation	(2,298)	-	-	-	(418)	(522)			(2,716)	(522)

(in PLN thousand)

Income, costs and financial result by business segments

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Total	
	for 6 month period ended:		for 6 month period ended:		for 6 month period ended:		for 6 month period ended:		for 6 month period ended:	
	30 June 2003	**30 June 2002**	**30 June 2003**	**30 June 2002**	**30 June 2003**	**30 June 2002**	**30 June 2003**	**30 June 2002**	**30 June 2003**	**30 June 2002**
Write-off of negative goodwill from consolidation	7,747	4,643	12,119	16,052	263	1,146			20,129	21,841
Profit before taxation									767,075	301,289
Income taxes									(224,372)	(96,249)
Other obligatory charges on profit									-	-
Share in profit of companies consolidated on equity basis	(189)	(356)	18,664	492	7,156	6,022			25,631	6,158
Profit of minority shareholders									(17,384)	(12,057)
Net profit									550,950	199,141

(in PLN thousand)

Other information by business segments

	Refining and Marketing			Chemicals			Other operations			Eliminations			Total		
	as at 30 June 2003	as at 31 December 2002	as at 30 June 2002	as at 30 June 2003	as at 31 December 2002	as at 30 June 2002	as at 30 June 2003	as at 31 December 2002	as at 30 June 2002	as at 30 June 2003	as at 31 December 2002	as at 30 June 2002	as at 30 June 2003	as at 31 December 2002	as at 30 June 2002
Segment assets	11,269,933	9,709,701	9,428,467	2,275,937	2,333,111	2,311,185	1,934,540	1,636,649	1,597,700	(138,393)	(96,877)	(92,746)	15,342,017	13,582,584	13,244,606
Shares and stakes in companies consolidated on equity basis	1,742	1,880	1,452	365,003	7,994	6,420	58,410	60,144	56,988				425,155	70,018	64,860
Company value	20,242	22,541	85	-	-	-	3,118	3,529	4,060				23,360	26,070	4,145
Unallocated corporate assets													905,000	1,104,854	1,117,229
Total assets													16,695,532	14,783,526	14,430,840
Segment liabilities	2,760,784	2,778,447	2,554,086	307,889	202,941	227,674	231,482	350,857	378,193	(126,650)	(94,406)	(95,829)	3,173,505	3,237,839	3,064,124
Company negative goodwill	198,529	10,657	15,594	235,895	248,013	255,335	(157)	332	444				434,267	259,002	271,373
Unallocated corporate liabilities													4,234,906	2,948,781	3,039,346
Total liabilities													7,842,678	6,445,622	6,374,843

	Refining and Marketing for 6 month period ended		Chemicals for 6 month period ended		Other operations for 6 month period ended		Total for 6 month period ended	
	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002
Property, plant, equipment and intangible assets expenditure	335,320	259,652	130,149	51,774	62,620	48,941	528,089	360,367
Property, plant, equipment and intangible assets expenditure unallocated to segments							20,386	17,473
Total property, plant, equipment and intangible assets expenditure							**548,475**	**377,840**
Segment depreciation	357,552	328,443	97,361	99,592	82,513	81,237	537,426	509,272
Unallocated assets depreciation							16,771	16,268
Total depreciation							**554,197**	**525,540**
Non-cash expenses other than depreciation	68,815	64,560	8,699	7,781	21,900	16,829	**99,414**	**89,170**

(in PLN thousand)

Geographical segments

The Group operates primarily in Poland and Germany. The table below presents the Group's sales by geographical markets for 6 month periods ended 30 June 2003 and 30 June 2002.

Sales revenue by geographical segments

	Refining and Marketing for 6 month period ended		Chemicals for 6 month period ended		Other operations for 6 month period ended		Total for 6 month period ended	
	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002
Domestic sales	10,633,269	10,210,146	1,200,564	946,090	245,850	171,194	12,079,683	11,327,430
Sales in Germany	2,439,662	-	-	-	-	-	2,439,662	-
Export sales	303,462	391,443	412,383	325,342	8,156	9,563	724,001	726,348
Total external sales	**13,376,393**	**10,601,589**	**1,612,947**	**1,271,432**	**254,006**	**180,757**	**15,243,346**	**12,053,778**

(in PLN thousand)

ADDITIONAL EXPLANATORY NOTES

Note 46. Financial instruments

a. Swap, forward and FRA transactions

Swap transactions

Subsidiary Anwil S.A. entered into foreign exchange and interest rate swap in order to hedge the foreign exchange risk. Data concerning the following swap as at 30 June 2003 and 30 June 2002 are presented in the table below:

Company	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount bought forward	Amount sold forward	Interest rate for the amount bought forward	Interest rate for the amount sold forward
Anwil S.A.	Bank Millennium S.A.	Foreign exchange and interest rate swap	03/01/2003	08/04/2004	11,864,289 EUR	48,509,517 PLN	6M EURIBOR+ 0.0 %	6M WIBOR + 0.05%

Date of payments of interests on the amount bought forward	Date of payments of interests on the amount sold forward	Amount of interest received by the Group in 6 month period to 30 June 2003	Amount of interest paid by the Group in 6 month period to 30 June 2003	Fair value as at 30 June 2003	Fair value as at 31 December 2002
every 6 months from 08/04/2003 to 08/04/2004	every 6 months from 08/04/2003 to 08/04/2004	393	871	3,036	-

Company	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount bought forward	Amount sold forward	Interest rate for the amount bought forward	Interest rate for the amount sold forward
Anwil S.A.	Citibank Handlowy S.A.	Foreign exchange and interest rate swap	23/07/2002	07/06/2007	2,200,000 EUR	8,902,300 PLN	6M EURIBOR+ 1.2 %	6M WIBOR + 1.39%

Date of payments of interests on the amount bought forward	Date of payments of interests on the amount sold forward	Amount of interest received by the Group in 6 month period to 30 June 2003	Amount of interest paid by the Group in 6 month period to 30 June 2003	Fair value as at 30 June 2003	Fair value as at 31 December 2002
every 6 months from 09/12/2002 to 07/06/2007	every 6 months from 09/12/2002 to 07/06/2007	182	313	818	57

(in PLN thousand)

Forward transactions

Subsidiary Anwil S.A. entered into forward transactions in order to hedge the foreign exchange risk resulting from export sales. Data concerning the following forward as at 30 June 2003 are presented in the table below:

Company	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount bought forward	Amount sold forward	Fair value as at 30 June 2003
Anwil S.A.	Bank Millennium SA	forward	09/12/2002	15/07/2003	4,040,000 PLN	1,000,000 EUR	
Anwil S.A.	Bank Millennium SA	forward	09/12/2002	15/08/2003	4,040,000 PLN	1,000,000 EUR	
Anwil S.A.	Bank Millennium SA	forward	09/12/2002	15/09/2003	4,040,000 PLN	1,000,000 EUR	
Anwil S.A.	Bank Millennium SA	forward	09/12/2002	15/10/2003	4,000,000 PLN	1,000,000 EUR	
Anwil S.A.	Bank Millennium SA	forward	09/12/2002	17/11/2003	4,000,000 PLN	1,000,000 EUR	
Anwil S.A.	Bank Millennium SA	forward	09/12/2002	15/12/2003	4,000,000 PLN	1,000,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	09/12/2002	31/07/2003	4,015,000 PLN	1,000,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	09/12/2002	29/08/2003	4,015,000 PLN	1,000,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	09/12/2002	30/09/2003	4,015,000 PLN	1,000,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	09/12/2002	31/10/2003	4,015,000 PLN	1,000,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	09/12/2002	28/11/2003	4,015,000 PLN	1,000,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	09/12/2002	31/12/2003	4,015,000 PLN	1,000,000 EUR	
						Total	-5,641

Company	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount bought forward	Amount sold forward	Fair value as at 30 June 2003
Anwil S.A.	Citibank Handlowy SA	forward	17/01/2003	10/07/2003	1,029,775 PLN	250,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	17/01/2003	21/07/2003	1,030,575 PLN	250,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	17/01/2003	11/08/2003	1,032,000 PLN	250,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	17/01/2003	20/08/2003	1,032,875 PLN	250,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	17/01/2003	10/09/2003	1,034,475 PLN	250,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	17/01/2003	22/09/2003	1,035,325 PLN	250,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	17/01/2003	10/10/2003	1,036,650 PLN	250,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	17/01/2003	20/10/2003	1,037,325 PLN	250,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	17/01/2003	10/11/2003	1,038,800 PLN	250,000 EUR	
Anwil S.A.	Citibank Handlowy SA	forward	17/01/2003	10/12/2003	1,040,925 PLN	250,000 EUR	
						Total	-859

(in PLN thousand)

FRA transactions

Subsidiary Anwil S.A. entered into FRA transactions in order to hedge risk of increase of interest rate on investment loans. Data concerning the following contracts as at 30 June 2003 are presented in the table below:

Company	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount	Base interest rate	Amount on the contract	Fair value as at 30 June 2003
Anwil S.A.	Bank Millennium SA	FRA	28/01/2003	26/09/2003	5,000,000 PLN	WIBOR 3M	5.58%	-24

Transactions mentioned above are presented in consolidated financial statements as hedging transactions.

(in PLN thousand)

b. Changes of financial instruments by categories

Changes of particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Capital Group PKN ORLEN for 6 month periods ended 30 June 2003 and 30 June 2002 are the following:

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2002	15,463	10,969	483,392	104,586	-
-increases	11,152	149,083	757	9,364	708
-decreases	(7,961)	(131,764)	(7,602)	(9,767)	-
30 June 2002	18,654	28,288	476,547	104,183	708
Balance sheet items					
Long term investments	-	-	476,547	100,062	-
Short term receivables	7,079	-	-	3,665	-
Short term investments	11,575	28,288	-	456	-
Short term liabilities	-	-	-	-	708
Total	18,654	28,288	476,547	104,183	708

The carrying value of long term financial assets available for sale carried at adjusted purchase price as at 30 June 2002 was PLN 473,723 thousand and comprised mainly shares with no active market. As at 30 June 2002 the Group did not possess significant financial assets held for trading carried at adjusted purchase price.

(in PLN thousand)

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2003	23,753	42,186	501,608	105,254	596
-increases	34,794	203,888	2,080	24,686	2,507
-decreases	(13,409)	(224,855)	(2,512)	(12,076)	-
30 June 2003	45,138	21,219	501,176	117,864	3,103
Balance sheet items					
Long term investments	-	-	501,176	114,753	-
Short term receivables	-	-	-	2,682	-
Short term investments	45,138	21,219	-	429	
Short term liabilities	-	-	-	-	3,103
Total	45,138	21,219	501,176	117,864	3,103

The carrying value of long term financial assets available for sale carried at adjusted purchase price as at 30 June 2003 was PLN 500,580 thousand and comprised mainly shares with no active market. As at 30 June 2003 the Group did not possess significant financial assets held for trading carried at adjusted purchase price.

The Group present derivatives of positive fair value as financial assets held for trading, whereas derivatives of negative fair value as financial liabilities held for trading.

(in PLN thousand)

c. **Interest from debt securities, loans granted and own receivables**

for 6 months ended 30 June 2002	realised	Unrealised with maturity				**interest total**
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	
Interest from financial assets held to maturity	1,422	60	-	-	60	**1,482**
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	4,732	-	3,664	-	3,664	**8,396**
Total	**6,154**	**60**	**3,664**	-	**3,724**	**9,878**

for 6 months ended 30 June 2003	realised	Unrealised with maturity				**interest total**
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from financial assets held to maturity	432	6	-	-	6	**438**
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	5,351	-	2,682	-	2,682	8,033
Total	**5,783**	**6**	**2,682**	-	**2,688**	**8,471**

(in PLN thousand)

d. Interests from financial liabilities

for 6 months ended 30 June 2002	realised	Unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	66,803	9,164	-	-	9,164	**75,967**
Interest from long term financial liabilities	26,975	4,534	-	-	4,534	**31,509**
Total	**93,778**	**13,698**	**-**	**-**	**13,698**	**107,476**

for 6 months ended 30 June 2003	realised	Unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	60,301	4,754	523	-	5,277	**65,578**
Interest from long term financial liabilities	13,501	2,094	-	-	2,094	**15,595**
Total	**73,802**	**6,848**	**523**	**-**	**7,371**	**81,173**

e. Information on interest rate risk

- The Capital Group's liabilities are held until the date of maturity.
- Effective interest rate is similar to nominal interest rate (the Company is not charged with bank provisions for most of loans and loan margins are at relatively low level).

f. Information on credit rate risk

- Management of the Dominant Company believes that there is no potential risk of not collecting the granted borrowings.
- Though 18% of the Dominant Company loans are incurred with one bank, in the view of the Management Board, the risk of loans concentration in one bank does not exist.
- Banks secure their interests with corresponding records in the loan agreements. In case of significant deterioration of financial situation of the debtor, banks are entitled to demand earlier repayment of the loans.

(in PLN thousand)

g. Put/call options of shares/stakes

The Dominant Company owns following put options of shares/stakes:

- **Put option of AW S.A. Holland II B.V. ("AWSA") shares**

The Dominant Company has a put option of AWSA shares to Kulczyk Holding S.A. at purchase price not lower than carrying value as at 31 December 2002 (according to the agreement selling price of shares will be the purchase price plus interest). Management of the Dominant Company believes that the put option is fully realisable. The option can be exercised not later than in year 2038.

Shares in AWSA are not traded on an active market and their fair value being base for the option valuation cannot be reliably measured in the view of Management Board. Therefore the option has not been valued and is recognised in the balance sheet of the Capital Group at purchase cost.

Note 47. Contingent liabilities and risks

a) Guarantees and other contingent liabilities

Type of liability as at 30 June 2003	
Guarantees granted, including:	90,909
– to subsidiaries	426
– to associates	-
- joint control	75,769
- to other entities	14,714
Other contingent liabilities, including:	9,297
- cession of pledge on assets	8,397
- claim of individuals (i)	900
Total	100,206

(i). Contingent liabilities concern a claim of an individual against three parties sued for PLN 900 thousand due to an accident of a family member.

b) Other risks

Due to the public information in relation to the Company's purchase transaction, the Supervisory Board has taken actions, which were aimed to verify the above information, including analysis of the procurement procedures. Such procedures are not been finished yet, and no results are known. In the Management opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying financial statements.

(in PLN thousand)

c) Tax allowance

According to the Decree of Ministry of Finance on Investment Expenditures and art.18a of the Corporate Income Tax Act (binding until 31 December 1999) and art. 3.1 of Changes to Corporate Income Tax Act from 20 November 1999 (binding from 1 January 2000), according to which the taxpayer is entitled to decrease the taxable income by investment expenditures and in the subsequent year to decrease it by half of the amount of investment expenditures reducing the tax basis in the previous year (called "tax bonus"). . The companies of the Group benefited from the investment incentives in the following amounts for the 1997-2002 financial years and 6 months ended 30 June 2003 (deductions from taxable income):

The Group of PKN ORLEN	Tax allowance	Tax bonus
Year 1997	442,234	125,834
Year 1998	307,514	175,363
Year 1999	280,045	136,575
Year 2000	206,963	127,986
Year 2001	98,927	43,750
Year 2002	14,234	49,222
6 months ended 30 June 2003	-	6,923
	-------	------
Total	1,349,917	665,653
	=======	======

These allowances and bonuses are conditional. The Corporate Income Tax regulations provide for the loss of entitlement to investment allowances within 3 years from the end of the fiscal year in which the allowance was exercised, if any of the following circumstances arise:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in case of VAT, any outstanding payments may not exceed 3% of VAT due;

2) the taxpayers transfer, in any form, the ownership of items that were subject to income deductions or lowering of tax; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or diversion of companies, performed on the basis of the Commercial Code's regulations;

3) the legal basis for the treatment of leased fixed assets as a component of the taxpayer's property ceases to exist;

4) the taxpayer is put into liquidation or is declared bankrupt;

5) the taxpayer is reimbursed for investment expenses in any form.

Tax authorities may also deny a claim to tax allowances if the taxpayer had been charged with outstanding tax liabilities at the moment in which the tax incentives deductions were recognised.

According to the Act on the amendment of the Corporate Income Tax Act dated 20 November 1998 (Journal of Law no 144, position 931), when evaluating loss of rights to tax allowances made on the basis of article 18a of the Act on Corporate Income Tax (being in force to 31 December 1999) and art. 3.1. of the Act on the amendment of the Corporate Income Tax from 1 November 1999, (being in force from 1 January 2000, which was mentioned in point 1 above), it is stipulated that taxpayers do not lose such right to investment allowance if they adjust their tax returns and settle the outstanding payments with penalty interest due within 14 days since receiving the decision of suitable authority.

(in PLN thousand)

d) Excise tax – contingent liability of Rafineria Trzebinia S.A.

On 15 November 2002 subsidiary Rafineria Trzebinia S.A. based on the act on restructuring of some budget receivables from entrepreneurs applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998 of total value of PLN 55 million and liabilities resulting from interest charge of total value PLN 58 million. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions, stating the restructuring charge in the amount of PLN 5 million.
At the date of preparation of these financial statements, a tax audit on similar case in Rafineria Trzebinia S.A. in relation to periods from 1999 to 2001 has been in progress and its results are not yet known. In case of sustaining similar qualifications, in the course of further proceeding, a risk of setting other amount of tax liabilities for the periods form 1999 to 2001 exists. In the Company's management view, considering strong merit background (being base for possible appeal) and obtained legal opinion, likelihood of an unfavourable final result of the tax audit is low.

e) VAT litigation

On 30 June 2003 General Tax Control Council issued to PKN ORLEN four tax decisions related to December 1997 and August - October 1998 VAT, setting higher by PLN 15 million tax liability and interest of PLN 20 million. The decisions were questioned in accordance with Article 26 paragraph 2 of Act on Tax Control dated 28 September 1991.

General Tax Control Council, after reassessment of four issued decisions, cancelled former decisions and on 19 September 2003 ceased the proceeding.

f) Power transfer fee – settlements with Zaklad Energetyczny Plock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated January 15, 2001), the power transfer fee calculation method has been changed. According to the paragraph 37 of the Decree a different settlement of power transfer fee has been allowed. Following the decision of Chairman of Electricity Regulation Office the electricity sale agreement covering the period from 5 July 2001 to 30 June 2002 between Zaklad Energetyczny Plock S.A. and PKN ORLEN was signed. The agreement did not determine contentious issues concerning transfer fee, as it was regarded as civil case to be settled by an appropriate court.

Zaklad Energetyczny Plock did not claim for disputed amounts so far. Nevertheless, the Company's Management made estimate of the claim and provided it accordingly.

g) Anti-trust proceedings

The Company was subject to two anti-trust proceedings.

In proceeding Office for Protection of Competition and Consumer ("OPCC") issued a decision setting cash penalty. These proceedings concern:

Methods of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting penalty of PLN 40 million. On 13 August 2001 the Anti-Trust Court annulled fully the decision the decision of OPCC, which blame PKN ORLEN of applying monopolistic practice, annulling at the same time cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme

(in PLN thousand)

Court to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2003 due to administrative deficiencies. In these circumstances the case will be conducted again by District Court in Warsaw and Anti-Trust Court.

These financial statements do not include provisions relating to the above proceeding as in the opinion of the Company's Management charging the Company with that penalty is not probable.

In 2002 final decision was made concerning mentioned below proceeding. The proceeding concerned:

- Prices of fuels – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting a penalty of PLN 5 million. Anti-Trust Court repealed the decision of OPCC concerning monopolistic practice of PKN ORLEN and therefore the cash penalty was repealed. In 2000 provision of PLN 5 million, set in year 1999, was released. On 21 February 2001 OPCC applied to the Supreme Court to annul the positive verdict for the Company. On 16 May 2003 Supreme Court overruled cessation of OPCC. Decision of Supreme Court is final and cannot be appealed against.

h) Employees compensation plan

On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was regulating the situation of employees in case of introducing restructuring actions in PKN ORLEN. The Company guarantees employment for employees until the final stage of restructuring process (the period was not clearly defined). If the obligation is not settled by the Company, dismissed employees will be paid compensation according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated until 31 December 2003;
- equivalent of 4 months employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 months employee's salary if employment contract is terminated after 31 December 2005.

i) Polish regulations on taxation

Poland currently has a number of regulations related to value added tax, excise tax, corporate income tax and payroll (social) taxes. Regulations regarding these taxes were implemented relatively recently. This situation causes their ambiguity and inconsistency. Often, different opinions regarding legal interpretations exist both among governmental organizations, as well between tax authorities and taxpayers, creating uncertainties and conflicts. Tax settlements, together with other legal compliance areas (for example: customs and currency control matters) are subject to review and investigation by a number of authorities, which are reinforced by law to impose severe fines, penalties and interest charges. These facts cause that tax risk in Poland is substantially higher than typical for countries with better developed tax systems.

There are no formal procedures in Poland to establish the ultimate level of tax charge. Tax settlements may be subject to tax control during the subsequent 5 years, from the end of the tax year where tax payments took place. There is a risk that the tax authorities may have a different opinion from presented by the Company as to the interpretation of the law, what might have a significant impact on the Company's tax liabilities.

(in PLN thousand)

j) Fixed assets located on the land with unsettled legal status

Net book value of fixed assets on land with unsettled legal status as at 30 June 2003 amounts to PLN 25,305 thousand. Those assets are located mainly on fuel stations of former CPN. The necessity to abandon or return the property might have a negative impact on the Capital Group's activity or financial situation.

Note 48. Amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings

As at 30 June 2003 there were no significant amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings.

Note 49. Discontinued operations

During 6 months ended 30 June 2003 the companies belonging to the Capital Group did not discontinue any core activity and do not plan to discontinue any core activity in the following 12 months.

Note 50. Information on cost of construction in progress, fixed assets and development for own needs

Cost of construction in progress and fixed assets constructed by the Group itself during the 6 months ended 30 June 2003 amounted to PLN 2,577 thousand.

Note 51. Capital expenditures planned and incurred after 30 June 2003

Capital expenditures planned by the Capital Group in following 12 months amount to PLN 1,931,771 thousand including capital expenditures related to protection of environment amounting to PLN 209,383 thousand. Capital expenditures incurred until the end of July 2003 amounted to PLN 667,607 thousand, including expenditures on protection of environment amounting to PLN 131,133 thousand.

Note 52. Information concerning significant transactions with related parties

a) Transactions with members of the Management and Supervisory Board of the Dominant Company, their spouses, siblings, descendants and other relatives

Transactions with members of the Management and Supervisory Board are described in Note 56.

As at 30 June 2003 there were no advances, loans, borrowings and guarantees granted by the Capital Group's companies to managing and supervising persons and their relatives.

During 6 months ended 30 June 2003 members of Management and Supervisory Board of the Company, their spouses, siblings, descendants and their other relatives have not entered any significant transactions with the Company.

(in PLN thousand)

b) Transactions of the Company with related entities in the period between 1 January 2003 and 30 June 2003 and settlements as at 30 June 2003

Capital Group PKN ORLEN

	Consolidated subsidiaries 1)	Consolidated associates 2)	Unconsolidated subsidiaries 1)	Unconsolidated associates 2)	Consolidated joint ventures 3)	Total of related entities
Sales	1,727,628	84,096	4,788	19,427	234,308	2,070,247
Purchases	268,088	454	48,598	545	2,968	320,653
Interest receivable	2,696	83	(172)	100	2	2,709
Interest payable	1,706	186	511	-	-	2,403
Gross short-term receivables	678,702	15,942	4,541	4,567	65,424	769,176
Short-term payables	366,580	23,180	11,171	151	1,013	402,095
Long-term receivables	25,751	-	-	-	-	25,751
Long-term payables	-	-	-	-	-	-

[1] The Company uses its vote rights (above 50% of votes) to appoint members of the Supervisory Board and in some cases also members of the Management Board

[2] The Company has significant influence through representatives of supervisory bodies

[2] The Company has joint control based on company's contract

Information about share in common stock and number of votes in subsidiaries and associates is presented in Note 5E.

(in PLN thousand)

Note 53. Unconsolidated joint ventures

During 6 months ended 30 June 2003 the Company did not participate in any joint ventures.

Note 54. Information on significant shares and stakes

a) Polkomtel S.A.

As at 30 June 2003 the Company owned 4,019,780 shares of Polkomtel S.A. and had 19.61% share in Polkomtel share capital. Total purchase price amounted to PLN 436,495 thousand.
Polkomtel S.A. activities mainly include:

- designing, installation, exploitation and managing of GSM system on Polish territory in accordance with conditions of license given to the company,
- services connected with GSM cellular telecommunication on Polish territory,
- sales of products and services related to GSM system.

Shares are presented in the balance sheet at purchase price, as they are no quoted on active market and their fair value cannot be reliably measured.

Moreover, in 2001 PKN ORLEN granted the loan to Polkomtel for financing UMTS expenses amounting to PLN 98,050 thousand.

b) AWSA Holland II B.V.

As at 30 June 2003 the Company had 9.22% share in AWSA Holland II B.V. share capital at total purchase price of PLN 61,400 thousand.

The company's activities include: bearing of shares and managing limited liability company incorporated under Dutch law, granting collaterals for liabilities of third parties and all other activity related to that subject. The company is the dominant company of Autostrada Wielkopolska S.A.

Shares are not listed on active market, and their fair value cannot be reliably measured. Consequently, shares are presented in balance sheet at purchase price. The Dominant Company possesses a put option of AWSA shares, presented in Note 46 (g).

c) Telewizja Familijna S.A.

As at 30 June 2003 PKN ORLEN owned 220,000 shares of Telewizja Familijna S.A which represents 11,96% of share capital and 9,61% votes on General Meeting of Shareholders.

The company's activities include: radio and television activity, activity connected with movie and video industry, reproduction and recording, telecommunication and advertising activity.

Value of capital investment of PKN ORLEN amounts to PLN 26 million . The Dominant Company created the full provision for the value of shares. On 18 July 2001 PKN ORLEN acquired 260 bonds at nominal value

(in PLN thousand)

amounting to PLN 26 million. Maturity date of bonds falls on 12 March 2005. In Group the value of bonds is provided for in full amount.

On 8 April 2003 District Court for capital city of Warsaw in Warsaw, XVII Economic Department declared bankruptcy of Telewizja Familijna S.A. located in Warsaw.

Note 55. Average employment information

Average employment for the specific categories in the Capital Group as well as in consolidated subsidiaries for 6 months ended 30 June 2003 was as following:

Number of employees	6 months ended 30 June 2003	6 months ended 30 June 2002
Blue collar workers	9,569	9,864
White collar workers	7,716	7,746
	-----	-----
	17,285	17,610
	=====	=====

Note 56. Remuneration of the Company's Management and Supervisory Boards, including distribution of profits paid out in the period between 1 January 2003 and 30 June 2003

Remuneration of the Company's Management includes contract remuneration, bonuses, annual bonus and cash equivalents for the unused vacations set by the Supervisory Board in management contracts. Additionally, the Company pays life insurance for the members of the Management Board.

Remuneration	6 months ended 30 June 2003	6 months ended 30 June 2002
Management Board of the Company*	5,477	4,481
Supervisory Board of the Company	421	428
	----	----
Total	5,898	4,909
	====	====

* including remuneration of the former members of Management Board

Remuneration in subsidiaries	6 months ended 30 June 2003	6 months ended 30 June 2002
Management Board*	168	172
Supervisory Board	-	-
	----	----
Total	168	172
	====	====

* including remuneration of the former members of Management Board

(in PLN thousand)

(Translation of a document originally issued in Polish)

Remuneration in associates	6 months ended 30 June 2003	6 months ended 30 June 2002
Management Board*	20	35
Supervisory Board	-	-
	----	----
Total	20	35
	====	====

* including remuneration of the former members of Management Board

On 30 June 2003 the Management Board of Dominant Company have the right to purchase convertible bonds, described in Note 13.

Note 57. Information about advances, loans, borrowings and guarantees granted to the Management and Supervisory Board members

Dominant Company, as well as its subsidiaries and associates did not grant advances, loans, borrowings and guarantees to the Management and Supervisory Board.

Note 58. Significant events from previous years included in the financial statements for six months ended 30 June 2003

No significant events concerning previous years were included in the financial statements for six months ended 30 June 2003.

Note 59. Events occurring after the balance sheet date

On 29 July 2003 Double Currency Loan Agreement was signed amounting to EURO 500 million. Loan will be repaid in 5 years. Loan can be utilized in EURO as well as in USD. On 15 September 2003 two tranches of loan amounting to USD 200 million and EURO 25 million were drawn.

Note 60. Information about relationship between legal predecessor and the Company as well as about the method of overtaking of assets and liabilities

On 29 June 1993 the Minister for Privatisation representing the State Treasury transformed the State-owned enterprise Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia" located in Plock into State-owned joint stock company. The Company's share capital was covered by the enterprise fund and initial fund of state-owned enterprise. Sharė capital of the Company at the transformation date amounted to PLN 420 million. The remaining part of the funds was reflected as the Company's reserve capital. All shares of the Company were taken by State Treasury. The special funds of the State-owned enterprise were transformed to the specific funds of the Company, though their initial purpose was retained.

Note 61. Hyperinflationary accounting and reporting

The cumulative yearly average inflation rate for the last 3 years for every period covered by the financial statements did not exceed 100%, therefore financial statements adjusted for inflation are not required.

(in PLN thousand)

(Translation of a document originally issued in Polish)

Note 62. Unusual events influencing items in financial statements

a) Joint Venture PKN ORLEN – BASELL

During 6 months ended 30 June 2003 PKN ORLEN in exchange for organized part of business contributed in kind (assets and liabilities related to production and sales of polyolefin) acquired 50% of shares in BASELL ORLEN POLYOLEFINS Sp. z o.o. (formerly Poliolefiny Polska Sp. z o.o.) located in Plock ("BOP"). The remaining 50% acquired Basell Europe Holding B.V. ("BEH") in exchange for contributed cash.
After increase share capital of BOP amounts to PLN 907 million.
As a result of the contribution of organised part of business to BOP, the PKN ORLEN Group recognised profit of PLN 82 million, net of deferred tax. Profit recognised in consolidated financial statements results from 50% BEH share in net assets of BOP. Profit of PLN 112 million was included in other operating income. At the date of transaction the cost of investment in BOP amounts to PLN 342 million. The PKN ORLEN Group accounts for investment in BOP under equity method.

In consolidated financial statements since 1 March 2003, the joint-venture is accounted for under the equity method. 50% of the company's net profit in consolidated financial statements is adjusted by profits related to 50% of net assets of the company arisen on the transaction of contribution in kind and current mutual.

b) Long-term investments in Germany

During 6 months ended 30 June 2003 Company acquired a chain of 494 retail stations in Germany (323 stations under the name BP - Aral and 171 stations under the name Eggert together with shareholdings in Eggert – a company previously acquired by ARAL). The business activity in Germany is realized through 6 subsidiaries directly or indirectly controlled in 100% by PKN ORLEN.

The transaction has been accounted under purchase method as presented below:

Purchase price	300
Net value of acquired assets and liabilities, adjusted for liabilities to BP paid by PKN (including PLN 21 million of cash)	(485)
Negative goodwill	(185)

As at the date of preparation of these financial statements the transaction was not finally settled, however, both parties initially agreed to return the amount of EUR 33 million, i.e. PLN 140 million, which decreased the purchase price from PLN 440 million to PLN 300 million. As at the balance sheet date the above mentioned amount was not transferred to the Group. The transaction should be settled till the end of 2003. Therefore the final purchase price may change.

Due to the large number of purchased petrol stations the Company is currently engaged in the process of the estimation of their fair value. Consequently, the initial value of particular assets and liabilities as well as goodwill/badwill may change after their final valuation.

Starting in 1Q 2003, PKN ORLEN consolidates its activities in Germany, since the purchase date, i.e. since 1 March 2003, using a full method consolidation.

b) Dividend from Polkomtel S.A.

On 31 March 2003, General Shareholders Meeting of Polkomtel S.A. approved payment of dividend to the shareholders from profit for the year 2002. PKN ORLEN owns 19.61% shares in share capital of Polkomtel S.A. (4,019,780 shares). The Dominant Company recognised gains from dividend amounting to PLN 47 million.

(in PLN thousand)

c) Sales of stakes in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a declaration on the acceptance of the offering resulting from the option to sell all PKN's shares of Niezalezny Operator Miedzystrefowy ("NOM") to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price equals to PLN 112 million and is calculated as a sum of a par value of the shares sold and a cumulated investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

PSE has raised legal uncertainties regarding the Agreement in part related to execution of the option.
According to the opinion of the Management Board of the Company, based additionally on an independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently, the Company recognised on the transaction profit amounting to PLN 28 million (difference between purchase price of the stakes and the sales price resulting from the put option).

According to the Management Board the receivable of PLN 112 million will be realised in full amount.

Note 63. Differences between data disclosed in the financial statements and previously prepared and published financial statements

a) Changes introduced regarding the financial statements in comparison to consolidated financial statements for 2Q 2003, influencing total assets.

	Total assets	Equity and liabilities
Financial data disclosed in 2 Q 2003 report	16,648,955	16,648,955
Increase in value of land as a result of its revaluation to fair value in consolidated financial statements of ORLEN Deutschland influences:		
- land	46,577	
- negative goodwill		34,933
- deferred tax provision		11,644
Financial data disclosed in consolidated financial statements for 6 months ended 30 June 2003	16,695,532	16,695,532

Above adjustments do not influence net profit, equity or cash flow from operating activities.

(in PLN thousand)

(Translation of a document originally issued in Polish)

Note 64. Liabilities secured on the consolidated companies' assets

As at 30 June 2003 the Capital Group possessed the following liabilities secured on the assets:

Type of collateral as at 30 June 2003	Liabilities secured on assets	Amount of collateral
Mortgage	255,371	341,353
Collaterals on other fixed assets	16,324	50,233
Pledge on goods	11,794	13,484
Cession of receivables	176,637	201,175
Other	22,961	31,198
	-------	-------
Total	483,087	637,443
	=======	=======

Note 65. Mandatory reserves of liquid fuels

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves of 30 May 1996 (Journal of Law no 90. position 404 with further amendments) the Dominant Company and certain of its subsidiaries were subject to an obligation to create and maintain mandatory reserves of liquid fuels. As at 31 December 1998 the reserves should amount to 2 per cent by volume of the production or imports realised by entity in the previous year. In 1999 and each of the following years the level of mandatory reserves required increases by further 2 per cent as to reach the level of 76 days of production or imports of the entity as at the end of 2008 (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in current year, this responsibility can be transferred to the Dominant Company and/or certain of its subsidiaries).

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....

President - Zbigniew Wrobel

....

Vice President – Jacek Strzelecki

....

Vice President – Slawomir Golonka

....

Vice President – Andrzej Macenowicz

....

Vice President – Janusz Wisniewski

Plock, 22 September 2003

Independent Auditors' Review Report on the condensed half year financial statements for the 6 month period ended 30 June 2003 included in the consolidated half year report

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have reviewed the condensed half year financial statements of Polski Koncern Naftowy ORLEN S.A., located at Plock, Chemikow Street 7, including:

   - the balance sheet as of 30 June 2003 with total assets amounting to 13,750,209,380.24 zlotys (in words: thirteen billion and seven hundred fifty million and two hundred nine thousand and three hundred eighty zlotys and 24/100),
   - the profit and loss account for the period from 1 January 2003 to 30 June 2003 with a net profit amounting to 562,988,920.56 zlotys (in words: five hundred sixty two million and nine hundred eighty eight thousand and nine hundred twenty zlotys and 56/100),
   - the statement of changes in shareholders' equity for the period from 1 January 2003 to 30 June 2003 with a net increase of shareholders' equity amounting to 519,834,067.49 zlotys (in words: five hundred nineteen and eight hundred thirty four thousand and sixty seven zlotys and 49/100),
   - the cash flow statement for the period from 1 January 2003 to 30 June 2003 with a net cash outflow amounting to 2,149,575.35 zlotys (in words: two million and one hundred forty nine thousand and five hundred seventy five zlotys and 35/100),
   - the condensed notes.

   The content of the attached condensed half year financial statements ("attached condensed financial statements") is prescribed by § 58.3 of the Decree of the Council of Ministers of 16 October 2001, on current and periodic information published by issuers of securities (Journal of Law No nr 139, pos. 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness of the attached condensed financial statements are the responsibility of the Company's Management Board. Our responsibility was to review these attached condensed financial statements.

3. We conducted our review in accordance with the provisions of the law binding in Poland and auditing standards issued by the National Chamber of Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with members of management of the Company as well as its employees. The scope of work of a review differs significantly from an audit of the financial statements, the objective of which is to express an opinion on the truth and fairness of the financial statements. Accordingly, we do not express such an opinion on the attached condensed financial statements.

4. Based on our review, nothing came to our attention that causes us to believe that the attached condensed financial statements require material amendments for the financial data contained in them to be prepared in accordance with the accounting principles set out in the Accounting Act dated 29 September 1994 (Journal of Law No 121, pos. 591 as amended) and the related regulations as well as with the requirements set out by the Decree on current and periodic information.

Certified Auditor Registration No. 9542/7118	on behalf of Ernst & Young Audit Sp. z o.o. Emilii Plater St. 53, 00-113 Warsaw Registration No. 130
Lukasz Zalicki	Jacek Hryniuk Certified auditor Registration No. 9262/6958

Warsaw, 22 September 2003

POLSKI KONCERN NAFTOWY ORLEN

SPOLKA AKCYJNA

CONDENSED FINANCIAL STATEMENT
FOR 6 MONTHS ENDED 30 JUNE 2003

PLOCK, SEPTEMBER 2003

SELECTED FINANCIAL DATA	In PLN thousand		In EUR thousand	
	period ended 30.06.2003	period ended 30.06.2002	period ended 30.06.2003	period ended 30.06.2002
I. Net sales of finished products, goods for resale and materials	11 438 785	10 978 161	2 653 395	2 546 546
II. Operating profit (loss)	781 617	294 604	181 308	68 338
III. Gross profit (loss)	786 213	222 028	182 374	51 503
IV. Net profit (loss)	562 989	152 543	130 594	35 385
V. Cash flow from operating activities	93 450	622 029	21 677	144 289
VI. Cash flow from investing activities	(828 908)	(332 748)	(192 277)	(77 186)
VII. Cash flow from financing activities	733 308	(264 341)	170 102	(61 318)
VIII. Net cash flow	(2 150)	24 940	(498)	5 785
IX. Total assets	13 750 209	12 310 164	3 085 082	2 761 984
X. Liabilities and provisions for liabilities	5 966 784	5 275 904	1 338 744	1 183 734
XI. Long-term liabilities	-	1 062 835	-	238 464
XII. Short-term liabilities	5 151 266	3 495 399	1 155 770	784 249
XIII. Equity	7 783 425	7 034 260	1 746 337	1 578 250
XIV. Share capital	525 221	525 221	117 842	117 842
XV. Number of shares	420 177 137	420 177 137	420 177 137	420 177 137
XVI. Earnings per ordinary share (12-month/annualized) (in PLN/EUR)	1,89	0,59	0,44	0,14
XVII. Diluted earnings per ordinary share (in PLN/EUR)	-	-	-	-
XVIII. Net book value per share (in PLN/EUR)	18,52	16,74	4,16	3,76
XIX. Diluted net book value per share (in PLN/EUR)	-	-	-	-
XX. Declared or paid dividends per share (in PLN/EUR)	0,14*	-	0,03*	-

* dividend from distribution of profit for 2002

Selected financial data has been recalculated to EURO according to the following principles:

- balance sheet items - on the basis of the average rates published as of 30 June 2003 – 4.4570 zloty/ EURO,
- income statement and cash flow items – on the basis of the rate, which is the simple average of average rates, stated by National Bank of Poland for the last day of each month of the period from 1 January to 30 June 2003 – 4.3110 zloty/ EURO.

in PLN thousand

CONDENSED FINANCIAL STATEMENTS FOR SIX MONTHS PERIOD ENDED 30 JUNE 2003

BALANCE SHEET	30 June 2003	31 December 2002	30 June 2002
Assets			
I. Fixed assets	8 792 624	8 306 427	8 307 542
1. Intangible assets, including:	57 093	66 917	74 886
- goodwill	-	-	-
2. Tangible fixed assets	6 270 810	6 455 138	6 498 544
3. Long-term receivables	32 655	267 868	268 786
3.1. From subordinated entities	25 751	258 402	256 711
3.2. From other entities	6 904	9 466	12 075
4. Long-term investments	2 304 185	1 371 482	1 279 068
4.1. Real estates	-	-	-
4.2. Intangible assets	-	-	-
4.3. Long-term financial assets	2 304 185	1 371 482	1 279 068
a) in subordinated entities	1 707 181	772 220	705 719
b) in other entities	597 004	599 262	573 349
4.4. Other long-term investments	-	-	-
5. Long-term prepayments, deferred costs and deferred tax asset	127 881	145 022	186 258
5.1. Deferred tax assets*	-	-	-
5.2. Prepayments and deferred costs	127 881	145 022	186 258
II. Current assets	4 957 585	4 284 110	4 002 622
1. Inventories	2 719 729	2 477 665	2 060 159
2. Short-term receivables	1 639 731	1 288 220	1 352 829
2.1. From subordinated entities	761 515	353 560	399 485
2.2. From other entities	878 216	934 660	953 344
3. Short-term investments	68 680	82 853	118 287
3.1. Short-term financial assets	68 680	82 853	118 287
a) in subordinated entities	-	-	-
b) in other entities	9 191	21 214	11 575
c) cash and cash equivalents	59 489	61 639	106 712
3.2. Other short-term investments	-	-	-
4. Short-term prepayments and deferred costs	529 445	435 372	471 347
Total assets	13 750 209	12 590 537	12 310 164

* the Company compensates provision for deferred tax and deferred tax assets

Liabilities			
I. Shareholders Equity	7 783 425	7 263 591	7 034 260
1. Share capital	525 221	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-
3. Own shares (negative value)	-	-	-
4. Capital reserve	5 936 632	5 501 180	5 498 216
5. Revaluation reserve	705 107	725 551	728 911
6. Other capital reserves	53 476	53 476	53 476
7. Undistributed profit from previous years	-	75 893	75 893
8. Net profit	562 989	382 270	152 543
9. Distribution from profit during financial year (negative value)	-	-	-
II. Liabilities and provisions for liabilities	5 966 784	5 326 946	5 275 904
1. Provisions for liabilities	755 451	728 080	671 051
1.1. Provision for deferred tax*	290 614	248 415	185 017
1.2. Retirement benefits and similar provisions	83 794	83 290	74 266
a) long-term	73 295	71 627	62 660
b) short-term	10 499	11 663	11 606
1.3. Other provisions	381 043	396 375	411 768
a) long-term	318 807	324 789	347 063
b) short-term	62 236	71 586	64 705
2. Long-term liabilities	-	233 648	1 062 835
2.1. To subordinated entities	-	230 299	230 299
2.2. To other entities	-	3 349	832 536
3. Short-term liabilities	5 151 266	4 300 823	3 495 399
3.1. To subordinated entities	402 095	191 655	131 225
3.2. To other entities	4 710 723	4 077 753	3 324 637
3.3. Special funds	38 448	31 415	39 537
4. Accruals and deferred income	60 067	64 395	46 619
4.1. Negative goodwill	-	-	-
4.2. Other accruals and deferred income	60 067	64 395	46 619
a) long-term	-	-	-
b) short-term	60 067	64 395	46 619
Total liabilities	13 750 209	12 590 537	12 310 164

* the Company compensates provision for deferred tax and deferred tax assets

Net book value	7 783 425	7 263 591	7 034 260
Number of shares	420 177 137	420 177 137	420 177 137
Net book value per share (in PLN)	18,52	17,29	16,74
Diluted number of shares	-	-	-
Diluted net book value per share (in PLN)	-	-	-

OFF BALANCE SHEET ITEMS	30 June 2003	31 December 2002	30 June 2002
1. Contingent receivables	-	-	-
1.1. From subordinated entities	-	-	-
- received guarantees and sureties	-	-	-
1.2. From other entities	-	-	-
- received guarantees and sureties	-	-	-
2. Contingent liabilities	468 924	94 548	96 789
2.1. To subordinated entities	468 924	94 548	94 548
- granted guarantees and sureties	468 924	94 548	94 548
2.2. To other entities	-	-	2 241
- granted guarantees and sureties	-	-	2 241
3. Other	900	46 689	46 272
Total off-balance sheet items	469 824	141 237	143 061

in PLN thousand

INCOME STATEMENT	6 month period ended 30 June 2003	6 month period ended 30 June 2002
I. Net sales, including	11 438 785	10 978 161
- to subordinated entities	2 070 247	1 478 493
1. Net sales of finished products	10 809 478	10 233 169
2. Net sales of goods for resale and materials	629 307	744 992
II. Cost of goods sold	(5 453 537)	(5 155 488)
- to subordinated entities	(866 933)	(683 178)
1. Cost of sales of finished products	(4 956 444)	(4 530 788)
2. Cost of goods for resale and materials sold	(497 093)	(624 700)
III. Gross profit on sales (I-II)	5 985 248	5 822 673
IV. Selling and distribution costs	(5 094 463)	(5 237 374)
V. General and administration expenses	(284 408)	(274 406)
VI. Profit on sales (III-IV-V)	606 377	310 893
VII. Other operating income	277 274	83 346
1. Profit on disposal of non-financial fixed assets	1 715	16 985
2. Grants	-	-
3. Other	275 559	66 361
VIII. Other operating expenses	(102 034)	(99 635)
1. Loss from disposal of non-financial fixed assets	(1 152)	(7 608)
2. Impairment of non-financial assets	(20 257)	(14 207)
3. Other	(80 625)	(77 820)
IX. Operating profit (VI+VII-VIII)	781 617	294 604
X. Financial income	135 905	60 745
1. Dividends and shares in profits, including:	67 000	13 227
- from subordinated entities	20 491	13 227
2. Interest, including:	22 094	27 122
- from subordinated entities	2 709	2 053
3. Proceeds from sale of investments	38 171	3 403
4. Revaluation of investments	45	376
5. Other	8 595	16 617
XI. Financial expenses	(131 309)	(133 205)
1. Interest, including:	(61 698)	(80 836)
- for subordinated entities	(2 403)	(1 694)
2. Loss from sale of investments	-	-
3. Revaluation of investments	(4 933)	(645)
4. Other	(64 678)	(51 724)
XII. Gross profit (IX+X-XI)	786 213	222 144
XIII. Extraordinary items (XIV.1 - XIV.2)	-	(116)
1. Extraordinary gains	-	17
2. Extraordinary losses	-	(133)
XIV. Profit before taxation (XII+/-XIII)	786 213	222 028
XV. Income tax	(223 224)	(69 485)
a) current part	(180 774)	(76 406)
b) deferred part	(42 450)	6 921
XVI. Other obligatory charges on profit	-	-
XVII. Net profit (XIV-XV-XVI)	562 989	152 543

Net profit for 12 months (annualised)	792 716	246 324
Weighted average number of ordinary shares	420 177 137	420 177 137
Earnings per ordinary share (in PLN)	1,89	0,59
Weighted expected average number of ordinary shares	-	-
Diluted earnings per share (in PLN)	-	-

in PLN thousand

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	30 June 2003	31 December 2002	30 June 2002
I.Shareholders' equity at the beginning of period	7 263 591	6 859 092	6 859 092
a) changes in accounting policies	-	73 293	73 293
b) adjustments of fundamental errors	-	-	-
I.a. Shareholders' equity at the beginning of period restated for comparative data	7 263 591	6 932 385	6 932 385
1. Share capital at the beginning of period	525 221	525 221	525 221
1.1.Movements in share capital	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
1.2. Share capital at the end of period	525 221	525 221	525 221
2. Unpaid share capital at the beginning of period	-	-	-
2.1. Movements in unpaid share capital	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
2.2. Unpaid share capital at the end of period	-	-	-
3. Own shares at the beginning of period	-	-	-
3.1. Movement in own shares	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
3.2 Own shares at the end of period	-	-	-
4. Capital reserve at the beginning of period	5 501 180	5 297 573	5 297 573
4.1. Movements in capital reserve	435 452	203 607	200 643
a) increases:	435 452	203 607	200 643
- share premium	-	-	-
- distribution of profits (by articles)	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	395 338	197 605	197 605
- capital reserve due to disposal of fixed assets	40 114	6 002	3 038
b) decreases	-	-	-
4.2. Capital reserve at the end of period	5 936 632	5 501 180	5 498 216
5. Revaluation reserve at the beginning of period	725 551	734 796	734 796
a) changes in accounting policies	-	(2 600)	(2 600)
5.a. Revaluation reserve at the beginning of period restated for comparative data	725 551	732 196	732 196
5.1. Movements in revaluation capital	(20 444)	(6 645)	(3 285)
a) increases:	20 602	42 383	146
- increase in valuation of long term investments	20 350	58 218	-
- deferred tax assets related to entries made to revaluation reserve	252	(15 835)	146
b) decreases	(41 046)	(49 028)	(3 431)
- fixed assets disposals	(40 114)	(6 002)	(3 038)
- impairment of tangible fixed assets	(932)	(1 109)	(393)
- deferred tax assets related to entries made to revaluation reserve	-	(58 218)	-
- sales of financial assets	-	16 301	-
5.2. Revaluation reserve at the end of period	705 107	725 551	728 911
6. Other capital reserves at the beginning of period	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
6.2. Other capital reserves at the end of period	53 476	53 476	53 476
7. Profit from previous years at the beginning of period	458 163	248 026	248 026
7.1. Undistributed profit from previous years at the beginning of period	458 163	248 026	248 026
a) changes in accounting policies	-	75 893	75 893
b) adjustments of fundamental errors	-	-	-
7.2. Undistributed profit from previous years at the beginning of period restated for comparative data	458 163	323 919	323 919
a) increases	-	-	-
b) decreases	(458 163)	(248 026)	(248 026)
- dividends paid	(58 825)	(50 421)	(50 421)
- transfer to capital reserve	(395 338)	(197 605)	(197 605)
- others (including transfer to settlements)	(4 000)	-	-
7.3. Undistributed profit from previous years at the end of period	-	75 893	75 893
7.4. Undistributed loss from previous years at the beginning of period	-	-	-
a) changes in accounting policies	-	-	-
b) adjustments of fundamental errors	-	-	-
7.5. Undistributed loss from previous years at the beginning of period restated for comparative data	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
7.6. Undistributed loss from previous years at the end of period	-	-	-
7.7. Undistributed profit from previous years at the end of period	-	75 893	75 893
8. Net profit for the period	562 989	382 270	152 543
a) net profit	562 989	382 270	152 543
b) net loss	-	-	-
c) distribution of profit	-	-	-
II. Shareholders' equity at the end of period	7 783 425	7 263 591	7 034 260

in PLN thousand

CASH FLOW STATEMENT	6 month period ended 30 June 2003	6 month period ended 30 June 2002
A. Cash flow from operating activities		
I. Net profit for the year	562 989	152 543
II. Total adjustments	(469 539)	469 486
1. Depreciation	403 917	402 569
2. Foreign exchange (gains)/losses	35 345	9 160
3. Interest and (dividends)	(15 258)	56 797
4. (Profit) loss from investing activities	(38 734)	(12 780)
5. Movements in provisions	31 737	(20 049)
6. Movements in stock	(276 116)	(221 093)
7. Movements in receivables	(46 499)	(72 831)
8. Movements in creditors falling due within one year (with the exception of loans)	(290 599)	360 561
9. Movements in prepayments and accruals	(80 972)	(43 725)
10. Other adjustments	(192 360)	10 877
III. Net cash flow from operating activities (I+/-II)	93 450	622 029
B. Cash flow from investing activities		
I. Cash inflows from investing activities	143 408	56 101
1. Disposal of intangible assets and tangible fixed assets	38 480	20 167
2. Disposal of real estate investments and intangible assets investments	-	
3. From financial assets, including:	86 403	30 103
a) in subordinated entities	31 129	13 386
- sales of financial assets (except of debt securities)	15 623	6
- sales of debt securities	-	
- dividends and shares in profits	15 444	13 227
- long-term loans repaid	-	
- interest received	62	153
- other inflows from financial assets	-	
b) in other entities	55 274	16 717
- sales of financial assets (except of debt securities)	2 159	6 584
- sales of debt securities	-	
- dividends and shares in profits	46 509	
- long-term loans repaid	-	
- interest received	6 606	10 133
- other inflows from financial assets	-	
4. Other inflows from investing activities	18 525	5 831
II. Cash outflows from investing activities	(972 316)	(388 849)
1. Purchases of intangible fixed assets and tangible fixed assets	(378 538)	(287 274)
2. Investments in real estate and intangible fixed assets	-	
3. For financial assets, including:	(593 153)	(4 417)
a) in subordinated entities	(593 153)	(4 417)
- purchases of financial assets (except of debt securities)	(593 153)	(4 417)
- purchases of debt securities	-	
- loans granted	-	
b) in other entities	-	
- purchases of financial assets (except of debt securities)	-	
- purchases of debt securities	-	
- loans granted	-	
4. Other payments	(625)	(97 158)
III. Net cash flow used in investing activities (I-II)	(828 908)	(332 748)
C. Cash flow from financing activities		
I. Inflows	2 229 131	814 692
1. Issuance of shares and other capital instruments, additional payments to capital	-	
2. Loans	1 076 964	175 755
3. Issuance of debt securities	1 152 167	638 937
4. Other inflows	-	
II. Outflows	(1 495 823)	(1 079 033)
1. Redemption of shares	-	
2. Dividends and other distributions to shareholders	-	
3. Other than distribution of profit to shareholders payments from profit	-	
4. Repayment of loans	(395 000)	(296 000)
5. Repurchase of debt securities	(1 042 515)	(699 684)
6. Other financial liabilities	-	
7. Finance lease payments	(1 146)	(1 048)
8. Interest paid	(57 162)	(82 301)
9. Other payments	-	
III. Net cash flows used in financing activities (I-II)	733 308	(264 341)
D. Net cash flow (A.III+/-B.III+/-C.III)	(2 150)	24 940
E. Balance sheet change in cash and cash equivalents	(2 150)	24 940
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	1 676	(141)
F. Total cash and cash equivalents at the beginning of the period	61 639	81 772
G. Total cash and cash equivalents at the end of the period (F+/- D)	59 489	106 712
- including those of limited availability	11 243	7 662

in PLN thousand

MOVEMENT IN INTANGIBLE ASSETS (by groups)

	a) development cost	b) goodwill	c) licences, patents and similar assets, including:	- computer software	d) other intangible assets	e) prepayments for intangible assets	**Total intangible assets**
a) gross book value at the beginning of period	139	-	**148 082**	**3 558**	**50**	-	**148 271**
b) additions:	-	-	3 838	-	-	-	3 838
purchase	-	-	3 838	-	-	-	3 838
other	-	-	-	-	-	-	-
c) decreases:	-	-	1 301	34	-	-	1 301
sales and liquidation	-	-	1 143	27	-	-	1 143
other	-	-	158	7	-	-	158
d) gross value at the end of period	139	-	**150 619**	**3 524**	**50**	-	**150 808**
e) accumulated amortisation at the beginning of period	43	-	**81 207**	**3 471**	**38**	-	**81 288**
f) additions:	23	-	13 473	51	12	-	13 508
amortisation for the period	23	-	13 473	51	12	-	13 508
other	-	-	-	-	-	-	-
g) decreases:	-	-	1 139	34	-	-	1 139
sale and liquidation	-	-	1 127	27	-	-	1 127
contributions in kind	-	-	12	7	-	-	12
other	-	-	-	-	-	-	-
h) accumulated amortisation at the end of period	66	-	**93 541**	**3 488**	**50**	-	**93 657**
i) impairment at the beginning of period	-	-	**66**	**2**	-	-	**66**
increases	-	-	1	-	-	-	1
decreases	-	-	9	-	-	-	9
j) impairment at the end of the period	-	-	**58**	**2**	-	-	**58**
k) net book value at the end of the period	73	-	**57 020**	**34**	-	-	**57 093**

In six month period ended 30 June 2003 unplanned amortisation charges relating to intangible fixed assets due to impairment amounted to PLN 1.

in PLN thousand

MOVEMENT IN TANGIBLE ASSETS (by groups)	Land (including perpetual leashold)	Buildings and constructions	Plant and equipment	Vehicles	Other tangible assets	**Total tangible assets**
a) gross value at the beginning of period	115 467	6 413 435	6 721 304	114 784	124 246	13 489 236
b) additions:	16 566	112 062	54 483	3 711	5 172	191 994
purchases	16 566	108 494	47 561	3 436	5 169	181 226
stockcount disclosures	-	23	-	-	3	26
others	-	3 545	6 922	275	-	10 742
c) decreases:	50	182 269	746 031	7 349	34 020	969 719
sales and liquidation	50	55 793	75 268	3 017	3 924	138 052
contribution in kind	-	126 476	670 497	3 081	29 694	829 748
other*	-	-	266	1 251	402	1 919
Transfers	-	3 330	(1 284)	-	(2 046)	-
d) gross value at the end of period	**131 983**	**6 346 558**	**6 028 472**	**111 146**	**93 352**	**12 711 511**
e) accumulated depreciation at the beginning of period	10 726	2 673 096	4 601 577	76 459	93 190	7 455 048
f) additions:	1 619	132 489	247 024	3 932	5 661	390 725
depreciation for the period	1 619	132 489	246 707	3 932	5 661	390 408
other	-	-	317	-	-	317
g) decreases:	41	116 037	703 198	6 860	29 907	856 043
sales and liquidation	41	32 614	61 993	2 748	3 447	100 843
contribution in kind	-	83 423	641 038	2 916	26 079	753 456
other*	-	-	167	1 196	381	1 744
Transfers	-	2 314	(668)	-	(1 646)	-
h) accumulated depreciation at the end of period	**12 304**	**2 691 862**	**4 144 735**	**73 531**	**67 298**	**6 989 730**
i) impairment of fixed assets at the beginning of period	-	**30 311**	**3 308**	**15**	**245**	**33 879**
increases	-	9 586	1 178	140	133	11 037
decreases	-	4 817	397	42	27	5 283
j) impairment of fixed assets at the end of period	-	**35 080**	**4 089**	**113**	**351**	**39 633**
k) net book value at the end of period	**119 679**	**3 619 616**	**1 879 648**	**37 502**	**25 703**	**5 682 148**

* The "other" position includes low-value tangible fixed assets reclassification to fittings, donations and other

In six month period ended 30 June 2003 unplanned impairment write-offs amounted to PLN 11,037.

Introduction to the condensed financial statements

1. Applied accounting policies, including methods of assets and liabilities valuation (including depreciation), estimation of net profit and method of preparing financial statements.

1.1. Format and basis of preparation of the condensed financial statements

Format, basis and scope of preparation of the condensed financial statements were defined in § 58.3 of the Decree of the Council of Ministers of 16 October 2001 on current and periodic information disclosed by issuers of securities ("Decree").
According to the above quoted decree, the issuer, who is a parent company is not obliged to prepare a separate half year report, providing that the condensed financial statements are included in the consolidated half year report, together with the auditor's review report concerning the condensed financial statements, comprising: balance sheet statement, profit and loss account, statements of changes in shareholders equity, cash flow statement and condensed description notes, covering information and data which are material to properly assess the financial position and financial result of the issuer and were not included in the consolidated financial statements.

1.2. Accounting policies

As applicable for standalone financial statements, the accounting policies are convergent with policies described in the consolidated financial statements of the Capital Group, in which the Company is the parent entity ("the Capital Group").
Complete accounting policies were disclosed in the 2002 year report.

(in PLN thousand)

2. Condensed description notes

2.1 Tangible fixed assets

As at the balance sheet date the Company used land under perpetual leasehold worth PLN 449,448 thousand.

Under lease, tenancy or other agreements, including operating lease the Company used tangible fixed assets worth PLN 1,580 thousand.

As at the balance sheet date any liabilities resulting from possession of ownership right to buildings and constructions to the state budget or local governments have not occurred.

2.2 Long term investments

Scope of long term investment changes is included in the consolidated financial statement.

2.3 Impairment of receivables

	Impairment of long-term receivables	Impairment of short-term receivables
Opening balance – 1 January 2002	-	157,294
Increases		62,348
Utilisation	-	-
Decreases	-	(31,489)
Closing balance – 30 June 2002	-	188,153

	Impairment of long-term receivables	Impairment of short-term receivables
Opening balance – 1 January 2002	-	157,294
Increases	-	119,164
Utilisation	-	-
Decreases	-	(81,742)
Closing balance – 31 December 2002	-	194,716

	Impairment of long-term receivables	Impairment of short-term receivables
Opening balance – 1 January 2003	-	194,716
Increases	2,000	61,437
Utilisation	-	-
Decreases	-	(21,468)
Closing balance – 30 June 2003	2,000	234,685

(in PLN thousand)

2.4 Provisions

a. Provision for deferred tax

	Provision for deferred tax
Opening balance – 1 January 2002	192,084
Increases	69,377
Decreases	(76,444)
Closing balance – 30 June 2002	185,017

	Provision for deferred tax
Opening balance – 1 January 2002	192,084
Increases	93,181
Decreases	(36,850)
Closing balance – 31 December 2002	248,415

	Provision for deferred tax
Opening balance – 1 January 2003	248,415
Increases	124,794
Decreases	(82,595)
Closing balance – 30 June 2003	290,614

b. Provision for retirement bonuses and other

	Provision for retirement bonuses and other
Opening balance – 1 January 2002	74,266
Increases	4,897
Decreases	(4,897)
Closing balance – 30 June 2002	74,266

	Provision for retirement bonuses and other
Opening balance – 1 January 2002	74,266
Increases	21,220
Decreases	(12,196)
Closing balance – 31 December 2002	83,290

	Provision for retirement bonuses and other
Opening balance – 1 January 2003	83,290
Increases	17,656
Decreases	(17,152)
Closing balance – 30 June 2003	83,794

c. Other provisions presented as liabilities

	Other provisions presented as liabilities
Opening balance – 1 January 2002	424,896
Increases	21,316
Utilisation	(7,962)
Decreases	(26,482)
Closing balance – 30 June 2002	411,768

(in PLN thousand)

	Other provisions presented as liabilities
Opening balance – 1 January 2002	424,896
Increases	40,591
Utilisation	(17,273)
Decreases	(51,839)
Closing balance – 31 December 2002	396,375

	Other provisions presented as liabilities
Opening balance – 1 January 2002	396,375
Increases	1,046
Utilisation	(2,645)
Decreases	(13,733)
Closing balance – 30 June 2003	381,043

2.5 Long term liabilities

As at 30 June 2003 the Company did not possess long term liabilities.

2.6 Prepayments and deferred costs, accruals and deferred income

Prepayments and deferred costs:

	30 June 2003	31 December 2002	30 June 2002
1. Costs of catalysts	58,454	61,415	77,698
2. Excise duty	440,376	383,306	370,599
3. Costs of patronage stations acquisition	79,627	87,380	94,733
4. Insurance	42,978	16,936	47,218
5. Payments for years of service	-	-	7,461
6. Other	35,891	31,357	59,896
Total prepayments and deferred costs	657,326	580,394	657,605

Accruals:

	30 June 2003	31 December 2002	30 June 2002
1.Accrual for holiday pay	9,834	10,123	11,423
2.Environment pollution charges	3,772	4,236	2,993
3.Cost of awards in loyalty programs	43,937	44,421	31,848
4.Other	-	173	322
Total accruals	57,543	58,953	46,586

(in PLN thousand)

Deferred income:

	30 June 2003	31 December 2002	30 June 2002
Deferred income	2,524	5,442	33
Total deferred income	2,524	5,442	33

2.7 Liabilities secured on assets of the Company

As at the balance sheet date the Company did not possess liabilities secured on assets.

2.8 Conditional liabilities, together with sureties and guarantees granted by the Company, including bills of exchange

Liabilities by type for 6 months ended 30 June 2003	
Sureties and guarantees granted:	468,924
- to subsidiaries	393,155
- to joint - ventures	75,769
Other conditional liabilities	900
Total	469,824

2.9 Sales of finished products, goods and materials by type

Sales by type during the period covered by the condensed financial statement:

Type of activity	6 months ended 30 June 2003	6 months ended 30 June 2002
1. Sales of refinery products	9,599,559	9,293,525
2 . Sales of chemical products	1,096,152	839,129
3. Sales of services	62,042	70,027
4. Sales of products - other	51,725	30,489
5. Sales of goods	310,017	254,362
6. Sales of materials	8,721	237,630
7. Other sales	310,569	252,999
Total net sales	11,438,785	10,978,161

Sales by area during the period covered by the condensed financial statement:

Sales by area	6 months ended 30 June 2003	6 months ended 30 June 2002
1. Domestic sales	11,046,386	10,470,210
2. Export sales	392,399	507,951
Total net sales	11,438,785	10,978,161

(in PLN thousand)

2.10 Impairment of inventories

During 6 months ended 30 June 2003 the Company did not make any write – offs of inventories adjusting their net book value to the net realisable value (market value) as defined in art. 28 of the Accounting Act.

2.11 Information on income, cost and result of operation discontinued in the reporting period or intended to be discontinued in the next year.

During the period covered by the condensed financial statements the Company did not discontinue any activities and do not plan to discontinue any significant activity in the next year.

2.12 Corporate income tax

Reconciliation of the accounting gross profit to taxable income is as follows:

	6 months ended 30 June 2003	6 months ended 30 June 2002
1. Gross profit	786,213	222,028
1. Permanent differences	345	37,062
- dividends	(66,748)	(13,227)
- provision for disputable receivables	38,784	28,062
- free of charge contribution of technical infrastructure	4	4,298
- other permanent differences	28,305	17,929
2. Temporary differences	(168,164)	13,789
- investment allowance	-	(12,874)
- investment bonus	(6,923)	(31,848)
- unrealised foreign exchange differences	33,793	14,700
- inventory valuation	(977)	(3,197)
- accounted costs of loyalty programs	484	14,359
- environmental provision	(6,722)	(11,555)
- depreciation and amortisation difference due to different tax and accounting amortisation and depreciation rates	34,235	21,967
- contribution–in–kind difference	(211,931)	-
- other temporary differences	(10,123)	22,237
3. Other differences between gross profit and taxable income, including:	-	-
- previous year adjustment	51,139	-
4. Taxable income	669,533	272,879
5. Tax rate	27%	28%
6. Corporate income tax (current liability)	180,774	76,406

Provision for deferred tax amounts to PLN 290,614 thousand, from which PLN 292,065 thousand influenced financial result, and the amount of PLN (1,451) thousand influenced equity.

(in PLN thousand)

2.13 Costs by type

	6 months ended 30 June 2003	6 months ended 30 June 2002
- Depreciation and amortisation	403,917	402,569
- Materials and energy	4,623,034	4,142,632
- External services	738,448	719,035
- Tax and charges	4,515,586	4,688,175
- Salaries and wages	215,796	221,007
- Social security insurance and other charges	52,458	53,626
- Other costs by kind	112,702	111,221
- Selling expenses	(5,094,463)	(5,237,374)
- General and administrative expenses	(284,408)	(274,406)
- Change in value of work in progress and finished goods	(286,082)	(288,291)
- Internal costs capitalised	(40,544)	(7,406)
Costs of goods sold	4,956,444	4,530,788

2.14 Internal costs capitalised concerning fixed assets and construction in progress

	6 months ended 30 June 2003	6 months ended 30 June 2002
Costs capitalised to construction in progress	1,398	6,185
Construction of assets for the Company's own use	-	-
Total	1,398	6,185

2.15 Expenditures on other non-financial fixed assets

Planned expenditure on non-financial fixed assets for the following 12 months from the balance sheet date amounts to PLN 1,506,224 thousand, including planned expenditures on environmental protection amounting to PLN 135,033 thousand. Value of expenditures on non-financial fixed assets for 6 months ended 30 June 2003 amounted to PLN 395,837 thousand, including expenditures on environmental protection equal to PLN 104,581 thousand.

(in PLN thousand)

2.16 Extraordinary gains and losses

Extraordinary gains	6 months ended 30 June 2003	6 months ended 30 June 2002
Incidental	-	17
Other	-	-
Total extraordinary gains	-	17

Extraordinary losses	6 months ended 30 June 2003	6 months ended 30 June 2002
Incidental	-	133
Other	-	-
Total extraordinary losses	-	133

2.17 Structure of cash and cash equivalents, used for cash flow statement

	30 June 2003	31 December 2002	30 June 2002
Cash at bank	20,557	30,332	32,452
- current accounts	13,617	27,774	17,905
- deposits up to 1 year	6,940	2,558	14,547
- deposits over 1 year	-	-	-
Cash on hand	8,965	10,749	10,059
Other cash	29,899	20,498	63,871
Other cash equivalents	68	60	330
	59,489	61,639	106,712

2.18 Reasons for differences between balance sheet movements of certain captions and changes presented in cash flow statement

Receivables:	6 months ended 30 June 2003
Balance sheet change in net long- and short-term receivables	(116,298)
Movement in investment receivables	154,824
Contribution of receivables to Basell ORLEN POLYOLEFINS Sp. z o.o. ("BOP")	(88,067)
Other	3,042
Change in receivables in cash flow statement	(46,499)

(in PLN thousand)

Liabilities:	6 months ended 30 June 2003
Balance sheet change in long- and short-term liabilities	616,795
Change in short-term loans and credits	(827,873)
Change in dividends liabilities	(58,825)
Movement in investment liabilities	(15,417)
Other	(5,279)
Change in liabilities in cash flow statement	(290,599)

Prepayments, deferred costs, accruals, deferred income:	6 months ended 30 June 2003
Balance sheet change in prepayments, deferred costs, accruals, deferred income	(81,260)
Other	288
Cash flow statement change in prepayments, deferred costs, accruals, deferred income	(80,972)

Provisions:	6 months ended 30 June 2003
Balance sheet change in provisions	27,371
Contribution of provisions to BOP	4,114
Other	252
Cash flow statement change in provisions	31,737

Inventory:	6 months ended 30 June 2003
Balance sheet change in inventory	(242,064)
Contribution of inventory to BOP	(35,487)
Other	1,435
Cash flow statement change in inventory	(276,116)

Other captions in cash flow statement

In cash flow statement for 6 months ended 30 June 2003:

- in position A.II 10 in operating activity, the amount of PLN (192,360) thousand was disclosed and it is constituted by following items:

Difference on contribution in kind to BOP	(225,631)
Change of impairment of tangible and intangible fixed assets	18,461
Change of impairment of financial fixed assets	4,978
Other	9,832
Total	(192,360)

- in position B. I 4 in investing activity, the amount of PLN 18,525 thousand was disclosed and it is constituted by following items:

Change in prepayments for construction in progress	16,379
Other	2,146
Total	18,525

2.19 Information on average employment by category

Category	6 months ended 30 June 2003	6 months ended 30 June 2002
White collar employees	2,672	4,028
Blue collar employees	3,924	3,218
Total employment	6,596	7,246

(in PLN thousand)

2.20 Changes in accounting policies

During 6 months ended 30 June 2003 the Company did not introduced any material changes in applied accounting policies in comparison to policies applied by the Company in 2002. Complete accounting policies were disclosed in financial statements for 2002.

2.21 Related party transactions

Information on related party transactions have been disclosed in consolidated financial statements.

2.22 Details where the ownership interest in the other companies is at least 20%.

Detailed list of companies where the Company have at least 20% interest in equity or in voting percentage is disclosed in the consolidated financial statements.

2.23 Information not disclosed in the above condensed financial statements

All remaining material information that are not disclosed in the above condensed financial statements are disclosed in the consolidated financial statements of the Capital Group for the 6 months ended 30 June 2003.

MANAGEMENT BOARD COMMENTARY
ON BUSINESS OPERATIONS
OF POLSKI KONCERN NAFTOWY ORLEN
CAPITAL GROUP
FOR THE SIX MONTHS ENDED 30 JUNE 2003
(DIRECTORS' REPORT)

INTRODUCTION

This report has been prepared by the Management of Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN", "the Company", "Dominant Company") in accordance with ordinance of the Council of Ministers dated 16 October 2001 concerning current and periodical information published by issuers of securities (Journal of Law 01.139.1569 with further changes).

I. CHARACTERISTICS AND CHANGES IN THE STRUCTURE OF PKN ORLEN CAPITAL GROUP

1.1 STRUCTURE OF CAPITAL GROUP AS AT 30 JUNE 2003

PKN ORLEN as at 30 June 2003 possessed directly shares in 108 companies, i.e.:

- in 65 subsidiaries (with above 50% share),
- in 1 joint venture (with 50% share),
- in 5 associated companies (with share between 20% and 50%),
- in 37 other companies (with below 20% share).

Capital involvement of PKN ORLEN at the end of June 2003 increased by PLN 932,703 thousand in comparison to the end of 2002 and amounted to PLN 2,304,185 thousand.

86 companies of Polski Koncern Naftowy ORLEN Capital Group ("Group", "Capital Group") were consolidated under full method or valued at equity method. This companies can be divided as follows:

1. Most important companies in terms of sales and equity:

- Rafineria Trzebinia S.A. located in Trzebina (together with its capital group),
- Rafineria Nafty Jedlicze S.A. located in Jedlicze (together with its capital group),
- Inowroclawskie Kopalnie Soli „Solino" S.A. located in Inowroclaw,
- Zaklady Azotowe Anwil S.A. located in Wloclawek (together with its capital group),
- Naftoport Sp. z o.o. located in Gdansk,
- ORLEN-Oil Sp. z o.o. located in Krakow (together with its capital group),
- Basell Orlen Polyolefins Sp. z o.o. located in Plock,
- ORLEN Asfalt Sp. z o.o. located in Plock.

2. Fuel and LPG trading companies:

- ORLEN Petro-Tank Sp. z o.o. located in Widelka near Kolbuszowa,
- ORLEN PetroProfit Sp. z o.o. located in Niemce near Lublin (together with its capital group),

- ORLEN Petrocentrum Sp. z o.o. located in Plock,
- Petrolot Sp. z o.o. located in Warszawa,
- ORLEN PetroZachod Sp. z o.o. located in Poznan,
- ORLEN Morena Sp. z o.o. located in Gdansk,
- Ship-Service S.A. located in Warszawa (together with its capital group),
- ORLEN Gaz Sp. z o.o. located in Plock (together with its capital group),
- ORLEN Deutschland GmbH located in Hamburgu (together with its capital group),
- ORLEN Deutschland Immobilien GmbH located in Hamburgu (together with its capital group).

3. Companies established as a result of restructuring process of PKN ORLEN:

- Zaklad Budowy Aparatury S.A. located in Plock,
- Petrotel Sp. z o.o. located in Plock,
- ORLEN Projekt S.A. located in Plock,
- ORLEN Medica Sp. z o.o. located in Plock,
- ORLEN Polimer Sp. z o.o. located in Plock,
- ORLEN Laboratorium Sp. z o.o. located in Plock.

4. Maintenance companies:

- ORLEN Automatyka Sp. z o.o. located in Plock,
- ORLEN WodKan Sp. z o.o. located in Plock,
- ORLEN Wir Sp. z o.o. located in Plock.

5. Transportation companies:

- ORLEN Transport Plock Sp. z o.o. located in Plock,
- ORLEN Transport Szczecin Sp. z o.o. located in Szczecin,
- ORLEN Transport Krakow Sp. z o.o. located in Krakow,
- ORLEN Transport Lublin Sp. z o.o. located in Lublin,
- ORLEN Transport Nowa Sol Sp. z o.o. located in Nowa Sol,
- ORLEN Transport Poznan Sp. z o.o. located in Poznan,
- ORLEN Transport Slupsk Sp. z o.o. located in Slupsk,
- ORLEN Transport Warszawa Sp. z o.o. located in Mosciska,
- ORLEN Transport Olsztyn Sp. z o.o. located in Olsztyn,
- ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. located in Kedzierzyn-Kozle,
- ORLEN KolTrans Sp. z o.o. located in Plock.

6. Other companies:

- Chemiepetrol GmbH located in Hamburg,
- Flexpol Sp. z o.o. located in Plock,
- ORLEN Powiernik Sp. z o.o. located in Plock,
- ORLEN Budonaft Sp. z o.o. located in Krakow.

Additionally this report includes comments on Polkomtel SA (not consolidated) because of its great importance for PKN ORLEN Capital Group.

1.2 CHANGES IN THE CAPITAL GROUP DURING THE SIX MONTH PERIOD ENDED 30 JUNE 2003

Significant changes in organisational and capital relations in the Capital Group during the six month period ended 30 June 2003 include changes in articles of association of companies as a result of a share capital increase in the following entities:

- On 28 February 2003, German subsidiary of PKN ORLEN (currently operating under the name of Orlen Deutschland Immobilien GmbH, located in Elmshorn) entered into a share transfer agreement with Deutsche BP. According to this agreement the Company bought 15,100 shares of Norddeutsche Tankstellen Aktiengesellschaft, representing 100% of the share capital of the acquired company. In addition, the subsidiary purchased from Deutsche BP 107 plots of lands and 156 buildings used for retail sale made previously by BP and ARAL.

  At the same time, another German subsidiary of PKN ORLEN (currently operating under the name of Orlen Deutchland GmbH) acquired from Deutche BP 1 share of AMF Service GmbH located in Bochum, representing 100% of the share capital of the acquired company. AMF Service GmbH owns shares in ORLEN Tankstellen AG (formerly EGGERT Mineraloel GmbH) and JEWEL Tankstellen Nord GmbH. In addition, the subsidiary purchased from Deutsche BP fuels stored at the acquired petrol stations at the date of the share purchase agreement, settlements with dealers as well as liabilities within the group.

  As the result of the above mentioned transactions German subsidiaries acquired from Deutche BP 494 retail petrol stations in Germany. As at the date of preparation of these financial statements the transaction was not finally settled, however the initial purchase price amounted to PLN 300 million.

  The Company's Management perceives this transactions as an important stage in implementing its regional expansion strategy.

- Basell Orlen Polyolefins Sp. z o.o. – on 28 February 2003 the share capital of Poliolefiny Polska Sp. z o.o., currently operating under the name of Basell Orlen Polyolefins Sp. z o.o., was increased (which was registered on 21 May 2003) from PLN 50 thousand to PLN 907,398 thousand through issuing 1,814,696 new shares with a par value PLN 500 each. In the increased share capital PKN ORLEN acquired 907,298 shares of a total value amounting to PLN 453,649.4 thousand in exchange for its organized part of business contributed in-kind (assets and liabilities related to production and sales of polyolefin). The remaining 907,398 shares of a total value amounting to PLN 453,699.4 thousand were acquired by Basell Europe Holding B.V. and paid in cash. Taking into consideration shares owned by PKN ORLEN before the share capital increase, after the registration of the increase, PKN ORLEN and Basell Europe Holdings B.V. own the same amount of shares of Basell Orlen Polyolefins Sp. z o.o. – i.e. 907,398 shares each, representing 50% of share capital and 907,398 votes at the shareholders general meeting.

- ORLEN Asfalt Sp. z o.o. (formerly operating under the name of BITREX Sp. z o.o.). On 31 May 2003 the initial share capital of Bitrex Sp. z o.o. amounting to PLN 10,635 thousand was increased by 100,000 shares with a par value PLN 500 each i.e. by PLN 50,000 thousand. All new shares were acquired by PKN ORLEN and paid by cash. As a result, the share capital of ORLEN Asfalt sp. z o.o. amounts to PLN 60,635 thousand and is divided into 121,270 shares with a par value PLN 500 each. On 15 July 2003 changes in ownership structure were registered, i.e. in particularly: the increase of the share capital of Bitrex Sp. z o.o., the change of the name of the company into ORLEN Asfalt Sp. z o.o. and the change of the articles of associations. After the capital increase, PKN ORLEN owns shares representing 82.46% of ORLEN Asfalt sp. z o.o. share capital. The remaining 17.54% stake is owned by Rafineria Trzebinia S.A.

During 6 month period ended 30 June 2003 the following shares owned by the Dominant Company were sold:

- Niezalezny Operator Miedzystrefowy Sp. z o.o. (NOM) – on 20 May 2003 Supervisory Board of PKN ORLEN took a resolution approving the execution of the put option for all shares possessed by the Company in share capital of Niezalezny Operator Miedzystrefowy Sp z o.o („NOM") located in Warsaw, valued at cost PLN 84,000 thousand, by accepting by PKN ORLEN offer made by Polskie Sieci Elektroenergetyczne S.A. ("PSE") for purchasing of all shares. On 20 May 2003 the Management Board of the Company submitted a declaration on the acceptance of the offering resulting from the option to sell all PKN's shares of NOM to PSE. The "put" price equalled to PLN 111,511,300 and was calculated as a sum of a par value of the shares sold and a cumulated investment premium calculated according to the Agreement. Shares sold by the Company constitute 35% of NOM share capital and the same percentage of votes at the General Shareholders Meeting.

- ORLEN Eltech Sp. z o.o. – on 23 June 2003, following shares sale agreements, PKN ORLEN disposed 2,142 shares in ORLEN Eltech Sp. z o.o (with a par value of PLN 500 each) representing 51.0% of the share capital and votes at the General Shareholders Meeting, for the total value of PLN 3,679,956.

- ORLEN Remont Sp. z o.o. – on 23 June, following shares sale agreements, PKN ORLEN disposed 2,459 shares in ORLEN Remont Sp. z o.o. (with a par value of PLN 500 each) representing 51.23% of share capital and votes at General Meeting of Shareholders, for the total value of PLN 4,866,361.

- ORLEN Mechanika Sp. z o.o. – on 23 June 2003, following shares sale agreements, PKN ORLEN disposed 30,210 shares in ORLEN Mechanika Sp. z o.o. (with a par value of PLN 100 each) representing 68.16% of share capital and votes at General Meeting of Shareholders, for the total value of PLN 5,316,960.

The sale of stakes in ORLEN Eltech Sp. z o.o., ORLEN Remont Sp. z o.o., ORLEN Mechanika Sp. z o.o. is the next stage in the process of selling non-core subsidiaries. As the result of the transactions Dominant Company has realised profit before tax of PLN 9,246 thousand (the Capital Group - PLN 528 thousand). At the transaction date, 1,103 employees were employed in the disposed subsidiaries. The sold subsidiaries provided maintenance and repair services. After the transactions, which included mainly mutual buy-out and purchase of shares by the companies' management, the Company does not possess any stakes in above mentioned companies.

- ORLEN EnergoRem Sp. z o.o. – on 27 June 2003, following shares sale agreements, PKN ORLEN disposed 1,836 shares in ORLEN EnergoRem Sp. z o.o. (with a par value of PLN 500 each) representing 51.00% of share capital and votes at General Shareholders Meeting, for the total value of PLN 1,906,128.

As the result of the transaction PKN ORLEN realised profit before tax of PLN 1,245 thousand (Capital Group - PLN 371 thousand). At the transaction date, the company employed 226 people. After the transaction, which included sale of shares for their redemption and sale of the rest of the shares to the employees, PKN ORLEN does not possess any stakes in above mentioned company.

During 6 month period ended 30 June 2003 the Company made several capital investments including the following companies establishment or acquisition of shares:

- ORLEN Transport Kedzierzyn - Kozle Sp. z o.o. – on 10 and 11 June 2003, following the agreements signed with debtors, 25 shares in ORLEN Transport Kedzierzyn - Kozle Sp. z o.o. were transferred to PKN ORLEN. As a result of the transactions, PKN ORLEN owns 89.02% in the share capital of the company.

- ORLEN Transport Slupsk Sp. z o.o. – on 17 June 2003, following the agreements signed with debtors, 30 shares in ORLEN Transport Slupsk Sp. z o.o. were transferred to PKN ORLEN. As a result of the transactions, PKN ORLEN owns 97.04% in the share capital of the company.

- ORLEN Laboratorium Sp. z o.o. – on 13 February 2003 ORLEN Laboratorium Sp. z o.o., located in Plock was registered. PKN ORLEN acquired 100% of shares with a par value PLN 500 each, representing 100% votes at General Shareholders Meeting. In exchange PKN ORLEN paid PLN 3,000 thousand in cash and contributed in kind another PLN 6,915 thousand. ORLEN Laboratorium specialises in providing laboratory and research services, as well as expertises and analyses.

- ORLEN Asfalt Sp. z o.o. (formerly operating under the name of BITREX Sp. z o.o.) - on 31 May 2003 PKN ORLEN signed a sale agreement of assets (including real estate, fixed assets and equipment) of its Asphalt Production Division to Bitrex Sp. z o.o. located in Trzebinia for the total value of PLN 81,754.9 thousand. Additionally, on 23 May 2003 PKN ORLEN, in exchange for contributed cash, acquired 100,000 shares with a par value of PLN 500 each. As a result the Company owns 82.46% shares in Bitrex Sp. z o.o. The remaining 17.54% stake is owned by Rafineria Trzebinia S.A. On 15 July 2003 the company's name was changed to ORLEN Asfalt Sp. z o.o. The company's business activities include asphalts production and sale.

  Above activities will allow PKN ORLEN to strengthen its dominant position on the road and industrial asphalt markets in Poland. Following the registration of the capital increase, PKN ORLEN owns shares representing 82.46% of ORLEN Asfalt sp. z o.o. share capital and the same percentage of votes at General Shareholders Meeting.

- Polimex-Energo Sp. z o.o. – on 9 June 2003 following the shares sale agreement, PKN ORLEN acquired from POLIMEX-CEKOP S.A. 7,499 shares in POLIMEX-ENERGO Sp. z o.o. located in Krakow, with a par value of PLN 100 each, representing 24.99% of the share capital of the company and the same percentage of votes at General Shareholders Meeting, for the total value of PLN 97,5 thousand. The parties intend to change the company's name to POILEN Sp. z o.o.

- ORLEN PetroTank Sp. z o.o – on 30 June 2003 Dominant Company took over shares in ORLEN PetroTank Sp. z o.o. of the total value amounting to PLN 31,210.5 thousand that were subject to a collateral agreement. The amount of PLN 31,210.5 thousand represents unpaid Tankpol Sp. z o.o. liability to PKN ORLEN with interest as at 30 June 2003. If the market value of ORLEN PetroTank Sp. z o.o. shares (calculated according to the collateral agreement) exceeds the unpaid liability, the difference will be returned to Tankpol Sp. z o.o. within 30 days from the date the valuation is performed. Before the transaction PKN ORLEN owned 60% of shares in ORLEN PetroTank Sp. z o.o. and after the transaction its stake increased to 100%.

1.3 DESCRIPTION OF CONSOLIDATED COMPANIES OF THE CAPITAL GROUP

1.3.1 Consolidated subsidiaries

- **Rafineria Trzebinia S.A.**

Pursuant to the terms of a share purchase agreement and a shareholders' agreement dated 16 June 1997, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 74.88% of the shares in Rafineria Trzebinia S.A. In 1999, an increase in the company's capital was recorded and as a result the stake of the Company in Trzebinia's share capital increased to 76.96%. On 14 September 2000 the agreement on the purchase of the remaining stake of Nafta Polska S.A. was finalised and as a result PKN ORLEN S.A. stake increased to 77.07% of the company's share capital.

On 30 June 2003 the share capital of Rafineria Trzebinia SA. amounted to PLN 43,042 thousand.

The company's shareholders are:

PKN ORLEN S.A.	77.07%
State Treasury	9.18%
Other	13.75%

As at 30 June 2003, the shareholders equity of the company amounted to PLN 283,419 thousand.

The Rafineria Trzebinia capital group's business activities include:

- processing of crude oil,
- production and sale of fuels (including gasoline, diesel fuels and oil heating fuel),
- blending and preparation of lubricants,
- processing of paraffin slack waxes,
- production of asphalt and asphalt products.

Rafineria Trzebinia's business activities are focused on the manufacture of specialist high-value products and in particular: a full range of lubricants, industrial oils (hydraulic and tempering oils) and a range of paraffin products.

At 30 June 2003 the company employed 178 people (capital group of Rafineria Trzebinia employed 1,029 people).

The net profit of Rafineria Trzebinia for the 6 month period ended 30 June 2003 amounted to PLN 40,937 thousand, whereas sales amounted to PLN 510,209 thousand.

Rafineria Trzebinia S.A. holds shares in 8 subsidiaries and one associated entity.

In March 2002 the increase of the share capital of ORLEN-Oil Sp. z o.o. by contribution in kind of Rafineria Trzebinia's fixed assets (lubricants department) was registered. In exchange Rafineria Trzebinia acquired new shares of ORLEN-Oil Sp. z o.o. Present stake of Rafineria Trzebinia S.A. in the company amounts to PLN 32,918 thousand, (75.58 % of the total votes at the General Shareholders Meeting).

- **Rafineria Nafty Jedlicze S.A.**

Pursuant to the relevant provisions of a share purchase agreement and a shareholders' agreement of 19 November 1998, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 75% of shares in Rafineria Nafty Jedlicze S.A. The above agreement came into effect on 1 January 1999. On 30 June 2003 the company's share capital amounted to PLN 78 million.

Shareholders of the company:

PKN ORLEN S.A.	75.00%
State Treasury	10.01%
Others	14.99%

As at 30 June 2003, the shareholders equity of the company amounted to PLN 130,881 thousand.

The Company's business activities include:

- transport, processing, storage and trade in crude oil and oil derived products, as well as in used oil and other waste products,
- collection of used oils,
- production of lubricating oils and other industrial fluids,
- production of oil solvents and fuels,
- production of lubricants and bitumen,
- production of packaging and preparation of oils and other industrial fluids.

The Refinery also manufactures limited quantities of diesel and heating oils. The company is the second biggest lubricants producer in Poland (in terms of volume). Additionally, Rafineria Nafty Jedlicze S.A. regenerates used oil in its regeneration facilities, which have a processing capacity of 80 thousand tons a year. The collection of used oils is carried out through the network of companies associated with Rafineria Nafty Jedlicze S.A.

As at 30 June 2003 the company employed 458 people (Rafineria Jedlicze S.A. Capital Group employed 910 people).

The net profit of refinery for the 6 month period ended 30 June 2003 amounted to PLN 2,284 thousand, whereas sales amounted to PLN 222,777 thousand. During the first 6 months of 2003, the company focused on its profitability. The effects of increased efforts in this respect are noticed within salaries and external services costs optimization, and energy consumption savings.

Rafineria Nafty Jedlicze S.A. holds shares in 18 subsidiaries and 3 associated entity.

As a result of increase in share capital of ORLEN-Oil Sp. z o.o. Rafineria Jedlicze's stake in ORLEN-Oil Sp. z o.o. decreased from 24% (at the end of 2001) to 7.71%.

- **Inowroclawskie Kopalnie Soli Solino S.A.**

On 28 September 1996 Dominant Company purchased from the Ministry of Privatisation 723,465 registered shares in Inowroclawskie Kopalnie Soli "Solino" S.A. with a total par value of PLN 7,235 thousand which constitutes 51% of the company's share capital. Following the acquisition of the new issue of the shares in December 1999 and purchase of part of the employees' stake in 2000, PKN ORLEN S.A. share increased to 70.54%.

On 30 June 2003 the share capital of Inowroclawskie Kopalnie Soli „Solino" S.A. amounted to PLN 19,146 thousand.

The company's shareholders are:

PKN ORLEN S.A.	70.54%
State Treasury	25.19%
Other	4.27%

As at 30 June 2003, the shareholders equity of the company amounted to PLN 80,571 thousand.

The Company's business activities include:

- storage of crude oil and fuels,
- production of industrial brine,
- processing and preparation of vacuum salt,
- trade in the company's own products on the domestic and foreign markets,
- trade in mining, mechanical, electrical, construction and transport assets.

The company is involved in mining and processing of salt, production of salt and industrial brine. The brine is supplied to such companies as Anwil S.A., a member of the PKN ORLEN S.A. Capital Group.

At 30 June 2003 the company employed 349 people.

During 6 month period ended 30 June 2003, the company's sales amounted to PLN 45,891 thousand, whereas the net profit amounted to PLN 4,316 thousand.

The company's development plans focus on salt production and sales as well as on realisation of second stage of the construction of fuel and crude oil underground storage tanks.

- **Zaklady Azotowe Anwil S.A.**

Zaklady Azotowe Anwil S.A ("Anwil") was entered in the Commercial Register on 14 April 1993. On 30 June 2003 the share capital of the company amounted to PLN 150,000 thousand. PKN ORLEN acquired first Anwil shares as a result of composition proceedings in 1995.

The company's shareholders are:

PKN ORLEN S.A.	76.27 %
Zaklad Energetyczny Torun S.A.	3.73%
State Treasury	5.00%
Other	15.00%

As at 30 June 2003, the shareholders equity of the company amounted to PLN 808,044 thousand.

The Company's business activities include:

- production of nitrogen fertilisers and semi-products and other related products,
- production of polyvinyl chloride and other related products,
- production of polyethylene packaging
- trading activities in the above areas,
- service activities in the above areas, based on the company's productive capabilities.

Anwil is principally involved in the production of nitrogen fertilisers and PVC. The company is the largest PKN ORLEN's customer for ethylene (the main raw material for the manufacture of PVC).

As at 31 December 2002 the company employed 1,517 people. (Anwil S.A. Capital Group employed 2,481 people).

The net profit for 6 month period ended 30 June 2003 amounted to PLN 13,679 thousand, whereas sales amounted to PLN 588,277 thousand. Zaklady Azotowe Anwil S.A. holds shares in 4 subsidiaries and 9 associated entities.

- **ORLEN-OIL Sp. z o.o.**

ORLEN-Oil Sp. z o.o. was established by four refineries. ORLEN-Oil Sp. z o.o. was entered in the Commercial Register on 27 August 1998. On 25 March 2002 increase in share capital, which now amounts to PLN 43,558 thousand, was registered..

As at 30 June 2003 the company's shareholders are:

Rafineria Trzebinia S.A.	75.58%
PKN ORLEN S.A.	9.00%
Rafineria Nafty Jedlicze S.A.	7.71%
Rafineria Czechowice S.A.	7.72%

As at 30 June 2003, the shareholders equity amounted to PLN 59,403 thousand.

The Company's business activities include:

- production and sales of chemicals, lubricating oils, oil bases, and liquid fuels,
- trade in chemicals, refinery products and petrochemicals in Poland and abroad,
- services, including warehousing, transportation and R&D services,
- technical advisory services.

Trade activities are focused on high and low class motor oil, industrial oils, technological oils, lubricants, industrial fluids (hydraulic and tempering oils), automotive chemistry and cosmetics, basic oils.

During 6 month period ended 30 June 2003 sale chain was enlarged by the tenth Regional Sale District – Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.

As at 30 June 2003 the company employed 351 people.

The net profit for 6 month period ended 30 June 2003 amounted to PLN 1,266 thousand, whereas sales amounted to PLN 201,979 thousand. As at 30 June 2003 ORLEN-Oil Sp. z o.o. had shares in 12 associated companies.

- **ORLEN Asfalt Sp. z o.o.**

On 31 May 2003 PKN ORLEN signed sale agreement of assets in its Asphalt Production Division to Bitrex Sp. z o.o located in Trzebinia. Following the resolution of General Shareholders Meeting of Bitrex PKN ORLEN contributed cash in exchange for shares in increased share capital. The share capital increased was registered on 15 July 2003 along with the change of company's name. After registration the share capital of the company amounts to PLN 60,635 thousand.

The company's shareholders are:

PKN ORLEN	82,46%
Rafineria Trzebinia S.A.	17,54%

At the end of June 2003 the share capital of the company amounted to PLN 10,365 thousand, whereas the shareholders equity to PLN 15,156 thousand.

The Company's business activities include production and processing of crude oil. Primary products are road and industrial asphalt as well as other asphalt products. The company intends to develop activity in area of modified and special asphalts, simultaneously keeping its share in road asphalt market.

The number of employees as at 30 June 2003 amounted to 126.

At the end of June 2003 the company achieved net profit of PLN 2,611 thousand. The sales amounted to PLN 75,284 thousand.

- **ORLEN GAZ Sp. z o.o.**

ORLEN Petrogaz Plock Sp. z o.o. was entered in the Commercial Register on 15 December 1995 (currently the company operats under the name of ORLEN GAZ Sp. z o.o.). Since 16 April 1998 PKN ORLEN S.A. has been the company's sole shareholder. On 30 June 2003 the share capital of the company was PLN 24,823 thousand.

As at 30 June 2003, the shareholders equity amounted to PLN 59,349 thousand.

The Company's business activities include:

- wholesale trading in LPG, in bulk or in steel cylinders,
- retail sales of gas in containers,
- installation of ductless gas devices,
- supply of LPG to customers,
- design, maintenance and repair of gas installations; organisational and legal supervision over the construction of distribution plants and their subsequent use.

The company's trade activity focuses on following products: propane and propane-butane gas in steel cylinders (11, 30 and 33 kg), 11 kg FP (gas for industrial vehicles), automotive gas sold in retail and wholesale, gas (propane and butane) for domestic, industrial and heating installations (so called Maly Luz and Duzy Luz). Moreover, the

company offers domestic, industrial and automotive gas installations. Additionally, the company leases such installations, cylinders and etc.).

The number of employees as at 30 June 2003 was 271.

During 6 month period ended 30 June 2003, the company's net profit amounted to PLN 1,761 thousand and the company recorded sales of PLN 193,613 thousand.

The company forms a capital group with 3 subsidiaries.

- **ORLEN PetroTank Sp. z o.o.**

The company was entered in the Commercial Register on 9 April 1996. On 23 December 2002 the Company signed agreement with the second shareholder (Tankpol Sp. z o.o.) for cession of 470 stakes in ORLEN PetroTank Sp. z o.o. As the result as at 30 June 2003 PKN ORLEN S.A was the company's sole shareholder. The receivables of Petrotank from Tankpol Sp. z o.o. were secured by stakes that were subject to cession. On 30 June 2003 the share capital of the company was PLN 11,750 thousand and the shareholders equity amounted to PLN 51,308 thousand.

The company's line of business is the wholesale and retail sales of fuels, gas and plastics as well as the preparation of Petrygo radiator liquid.

The number of employees as at 30 June 2003 was 169.

The company closed 6 month period ended 30 June 2003 with a net profit of PLN 1,063 thousand, whereas sales amounted to PLN 709,037 thousand.

- **ORLEN PetroProfit Sp. z o.o.**

ORLEN Petroprofit Sp. z o.o. located in Niemce near Lublin was entered in the Commercial Register on 14 September 1995. On 30 June 2003 the share capital of the company was PLN 11,500 thousand.

The company's shareholders are:

PKN ORLEN S.A.	85.00%
Profit Sp. z o.o.	15.00%

As at 30 June 2003, the shareholders equity amounted to PLN 27,914 thousand.

The company's business activities comprise of the wholesale and retail sale of fuels, Petrygo radiator fluid and plastics.

The number of employees as at 30 June 2003 was 66. ORLEN PetroProfit Sp. z o.o. capital group employed 132 people.

The net loss for the 6 month period ended 30 June 2003 amounted to PLN 922 thousand, whereas sales amounted to PLN 197,759 thousand.

The company holds shares in 5 subsidiaries and prepares its own consolidated financial statements.

- **ORLEN PetroCentrum Sp. z o.o.**

ORLEN Petrocentrum Sp. z o.o. was entered in the Commercial Register on 25 September 1996. The share capital as at 30 June 2003 amounted to PLN 21,000 thousand and was wholly possessed by PKN ORLEN S.A. As at 30 June 2003, the shareholders equity amounted to PLN 41,099 thousand.

The company's business activities include wholesale and retail trading of fuels. The main source of income for Petrocentrum Sp. z o.o. is retail sale of liquid fuels in its own chain. PKN ORLEN and ORLEN PetroTank Sp. z o.o. are main suppliers of fuels. PKN ORLEN decision, on taking over part of managed by ORLEN Petrocentrum Sp. z o.o. service stations is a significant factor which influences development of the company.

The number of employees as at 30 June 2003 was 33.

During 6 month period ended 30 June 2003 the company generated a net profit of PLN 219 thousand, whereas sales amounted to PLN 264,194 thousand.

- **Petrolot Sp. z o.o.**

Petrolot Sp. z o.o. was entered in the Commercial Register on 7 January 1997. On 30 June 2003 the share capital of the company was PLN 20,039 thousand.

The company's shareholders are:

PKN ORLEN S.A.	51.00%
PLL LOT S.A.	49.00 %

As at 30 June 2003, the shareholders equity amounted to PLN 48,335 thousand.

The company's basic line of business is sales and distribution of aviation fuel (JET A-1 and other). The company's main customer is PLL LOT S.A. The company secures sales of about 70% of JET A-1 fuel produced by the Company. Since the commencing of the activity the company has opened 5 offices in main Polish airports, built modern service station and two buildings, which are source of additional profits. Moreover the company leases fuel tanks to third parties.

The number of employees as at 30 June 2003 was 171.

The 6 month period ended 30 June 2003 was closed with a net profit of PLN 2,405 thousand. In analysed period the company recorded sales of PLN 226,249 thousand.

- **ORLEN PetroZachod Sp. z o.o.**

ORLEN PetroZachod Sp. z o.o. located in Poznan was entered in the Commercial Register on 19 January 1998. On 30 June 2003 the share capital of the company was PLN 17,749 thousand.

The company's shareholders are:

PKN ORLEN S.A.	51.83%
BGW Wielobranzowe Przedsiebiorstwo Handlowe Sp. z o.o.	48.17%

As at 30 June 2003, the shareholders equity amounted to PLN 22,422 thousand.

The Company's business activities include wholesale and retail trading in fuels (in chain of 19 own fuel stations) and

plastics.

The number of employees as at 30 June 2003 was 176.

The sales during 6 month period ended 30 June 2003 amounted to PLN 196,717 thousand, whereas net profit amounted to PLN 791 thousand.

- **ORLEN Morena Sp. z o.o.**

ORLEN Morena Sp. z o.o. was entered in the Commercial Register on 10 September 1995. On 30 June 2003 the share capital of the company was PLN 10,500 thousand. The company's shareholders are:

PKN ORLEN S.A.	50.48%
FOX -Oil Sp. z o.o.	49.52 %

As at 30 June 2003, the shareholders equity amounted to PLN 12,393 thousand.

The Company's business activities include wholesale and retail trading in fuels, and logistic services provided by own storage base in Slawno for PKN ORLEN. The company owns one filling station.

The number of employees as at 30 June 2003 was 40.

During 6 month period ended 30 June 2003, the company's sales amounted to PLN 99,940 thousand, whereas net profit to PLN 436 thousand. Comparing to 6 months ended 30 June 2002 the company increased sale in quantity terms by 66% (increase of sales of diesel oil for ship owners and deep sea fisheries) achieving net profit lower by 35%. The achieved margin did not cover the increase of finance costs.

- **Ship - Service S.A.**

Ship-Service S.A. was established in 1991 as a result of privatisation state owned company SPUP Ship-Service S.A. In 2002 PKN ORLEN S.A. acquired 24,000 shares of nominal value PLN 100 each. As at 30 June 2003 the share capital of the company was PLN 3,943 thousand.

The company's shareholders are:

PKN ORLEN S.A.	60.86%
Malgorzata Bubilek	7.61%
Porta Baltic Service S.A. (official receiver)	4.95%
Brends Sp. z o.o.	4.35%
Other	22.23%

As at 30 June 2003, the shareholders equity amounted to PLN 24,526 thousand.

The company's business activities include distribution of ship fuels within Polish harbours as well as at international market. Additionally, the company offers ship maintenance services in harbours, reloading services, land and sea freight services as well as environment services.

The number of employees as at 30 June 2003 was 195. At the end of June 2003 Ship Service S.A. Capital Group employed 206 people.

The company recorded net loss of PLN 2,168 thousand during 6 month period ended 30 June 2003. The company's

sales amounted to PLN 102,995 thousand.

- **ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien GmbH**

Transaction of acquisition of German companies were described in detail in point 1.2. above.

The total share capital of German companies amounted to PLN 267,420 thousand as at 30 June 2003.
As at 30 June 2003 the total shareholders equity of these companies amounted to PLN 545,516 thousand, and the companies employed 77 people.

The total aggregated sales for 6 month period ended 30 June 2003 amounted to PLN 2,439,662 thousand, whereas the net profit amounted to PLN 10,477 thousand.

- **ORLEN Wir Sp. z o.o.**

ORLEN Wir Sp. z o.o. was entered in the Commercial Register on 1 October 1999. The share capital of the company as at 30 June 2003 amounted to PLN 1,600 thousand.
The company's shareholders are:

PKN ORLEN S.A.	51.00%
Employees	49.00%

As at 30 June 2003, the shareholders equity amounted to PLN 3,949 thousand.
The company's business activity is the provision of repair services. The company provides very specific services: i.e. repairs of rotors related to flow and displacement compressors, steam turbines, transmission devices and pumps of all kinds. The company safeguards the continuous work of compressors, turbines and raw material pumps of production installations of Main Plan in Plock.
The number of employees as at 30 June 2003 was 100.
The net profit for 6 month period ended 30 June 2003 amounted to PLN 349 thousand, whereas sales amounted to PLN 3,997 thousand.

- **ORLEN Automatyka Sp. z o.o.**

ORLEN Automatyka Sp. z o.o. was entered in the Commercial Register on 30 April 1999. The share capital of the company as at 30 June 2003 amounted to PLN 2,400 thousand.
The company's shareholders are:

PKN ORLEN S.A.	52.42%
Employees	47.58%

As at 30 June 2003, the shareholders equity amounted to PLN 7,348 thousand.
The company specialises in repairing services.
The number of employees as at 30 June 2003 was 254.
The net profit for 6 month period ended 30 June 2003 amounted to PLN 650 thousand, whereas sales amounted to

PLN 10,680 thousand.

- **ORLEN WodKan Sp. z o.o.**

ORLEN WodKan Sp. z o.o. was entered in the Commercial Register on 22 July 1999. The share capital of the company as at 30 June 2003 amounted to PLN 2,200 thousand. The company's shareholders are:

PKN ORLEN S.A.	82.28%
Employees	17.72%

As at 30 June 2003, the shareholders equity amounted to PLN 3,419 thousand.

The company specialises in repairing services.

The number of employees as at 30 June 2003 amounted to 160.

The net profit for 6 month period ended 30 June 2003 amounted to PLN 203 thousand, whereas sales amounted to PLN 7,743 thousand.

- **ORLEN Transport Plock Sp. z o.o.**

ORLEN Transport Plock Sp. z o.o. was entered in the Commercial Register on 23 December 1998 and commenced its operations as a subsidiary of the PKN ORLEN Capital Group on 3 January 1999. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego PKN ORLEN S.A.

On 30 June 2003 the share capital of the company amounted to PLN 26,420 thousand.

The company's shareholders are:

PKN ORLEN S.A.	97.58%
Employees	2.42%

As at 30 June 2003, the shareholders equity of the company amounted to PLN 28,634 thousand.

The Company's business activities include:

- sales, service and repair of motor vehicles,
- road transport of passengers and freight,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles,
- machinery and plant hire together with maintenance services.

The company provides wide range of services: road transport of liquid fuels, road transport of passengers and freight, international freight transport, freight of unusual goods, services of track mobile cranes, home and international forwarding, sale of heating oil Ekoterm Plus and automotive oils, retail fuel sales, Petrygo cooling liquids preparation and sale, as well as, a full range of repair, maintenance and other services.

The number of employees as at 30 June 2003 amounted to 275.

The net profit for 6 month period ended 30 June 2003 amounted to PLN 460 thousand, whereas sales amounted to PLN 38,706 thousand.

- **ORLEN Transport Kedzierzyn Kozle Sp. z o.o.**

ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. was entered in the Commercial Register on 29 May 2000 and commenced its operations as a subsidiary of PKN ORLEN Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego branches of PKN ORLEN in Katowice and Kedzierzyn-Kozle.

As at 30 June 2003 the share capital of the company amounted to PLN 5,389 thousand.

The company's shareholders are:

PKN ORLEN S.A.	89.02%
Employees	10.98%

As at 30 June 2003, the shareholders equity of the company amounted to PLN 6,875 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 30 June 2003 amounted to 117.

The net loss for 6 month period ended 30 June 2003 amounted to PLN 350 thousand, whereas sales amounted to PLN 8,563 thousand. The net loss is a result of a costs of an incorporation of Petromot Sp. z o.o. and deterioration of cooperation terms with PKN ORLEN.

- **ORLEN Transport Krakow Sp. z o.o.**

ORLEN Transport Krakow Sp. z o.o. was entered in the Commercial Register on 5 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego branches of PKN ORLEN in Krakow and Rzeszow.

On 30 June 2003 the share capital of the company amounted to PLN 12,465 thousand.

The company's shareholders are:

PKN ORLEN S.A.	98.31%
Employees	1.69%

As at 30 June 2003, the shareholders equity amounted to PLN 9,347 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

The number of employees as at 30 June 2002 was 139. During 6 month period ended 30 June 2003 sales amounted to

PLN 16,865 thousand, whereas net loss amounted to PLN 951 thousand.

- **ORLEN Transport Lublin Sp. z o.o.**

ORLEN Transport Lublin Sp. z o.o. was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego branches of PKN ORLEN in Lublin and Kielce.

On 30 June 2003 the share capital of the company amounted to PLN 16,174 thousand.

The company's shareholders are:

PKN ORLEN S.A.	98.45%
Employees	1.55%

As at 30 June 2003, the shareholders equity amounted to PLN 19,247 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derivative products.

The company is responsible for continuity of supply for 164 petrol stations owned by PKN ORLEN and provide transport services of open load-carrying body and tanks for third parties (about 130 contractors). The company sells also spare parts and oils for motor vehicles, besides it provides repair and maintenance services of motor vehicles within service station authorized by Renault.

The number of employees as at 30 June 2003 was 120. During 6 month period ended 30 June 2003 sales amounted to PLN 6,251 thousand and net loss amounted to PLN 387 thousand.

- **ORLEN Transport Olsztyn Sp. z o.o.**

ORLEN Transport Olsztyn Sp. z o.o. was entered in the Commercial Register on 29 May 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego branches in Olsztyn and Bialystok.

On 30 June 2003 the share capital of the company amounted PLN 8,464 thousand. The company's shareholders are:

PKN ORLEN S.A.	94.41%
Employees	5.59%

As at 30 June 2003, the shareholders equity amounted to PLN 9,683 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

The number of employees as at 30 June 2003 was 80. During 6 month period ended 30 June 2003 sales amounted to PLN 6,331 thousand and net loss to PLN 265 thousand.

- **ORLEN Transport Nowa Sol Sp. z o.o.**

ORLEN Transport Nowa Sol Sp. z o.o. was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego branches of PKN ORLEN in Nowa Sol and Wroclaw.

On 30 June 2003 the share capital of the company was PLN 10,090 thousand. The company's shareholders are:

PKN ORLEN S.A.	96.72%
Employees	3.28%

As at 30 June 2003, the shareholders equity amounted to PLN 17,958 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derivative products.

The number of employees as at 30 June 2003 was 133. During 6 month period ended 30 June 2003, sales amounted to PLN 6,487 thousand, whereas net profit amounted to PLN 340 thousand.

- **ORLEN Transport Poznan Sp. z o.o.**

ORLEN Transport Poznan Sp. z o.o. was entered in the Commercial Register on 1 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego branches of PKN ORLEN in Poznan and Nowa Wies Wielka.

On 30 June 2003 the share capital of the company amounted to PLN 11,273 thousand.

The company's shareholders are:

PKN ORLEN S.A.	96.39%
Employees	3.61%

As at 30 June 2003, the shareholders equity amounted to PLN 14,331 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

The number of employees as at 30 June 2003 was 163. During 6 month period ended 30 June 2003, sales amounted to PLN 7,223 thousand and net loss amounted to PLN 964 thousand.

- **ORLEN Transport Slupsk Sp. z o.o.**

ORLEN Transport Slupsk Sp. z o.o. was entered in the Commercial Register on 23 June 2000 and commenced its operations as a subsidiary within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego branches of PKN ORLEN in Slupsk and Gdansk.

On 30 June 2003 the share capital of the company amounted to PLN 8,644 thousand.

The company's shareholders are:

PKN ORLEN S.A.	97.04%
Employees	2.96%

As at 30 June 2003, the shareholders equity amounted to PLN 11,847 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

The number of employees as at 30 June 2003 was 89. During 6 month period ended 30 June 2003, sales amounted to PLN 7,910 thousand and net loss amounted to PLN 121 thousand.

- **ORLEN Transport Szczecin Sp. z o.o.**

ORLEN Transport Szczecin Sp. z o.o. was entered in the Commercial Register on 15 June 2000 and commenced its operations as a subsidiary within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego branch of PKN ORLEN in Szczecin. On 30 June 2003 the share capital of the company amounted to PLN 3,424 thousand.

The company's shareholders are:

PKN ORLEN S.A.	99.56%
Employees	0.44%

As at 30 June 2003, the shareholders equity amounted to PLN 4,322 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derivative products.

The number of employees as at 30 June 2003 was 49. During 6 month period ended 30 June 2003, sales amounted to PLN 2,364 thousand and net loss amounted to PLN 478 thousand.

- **ORLEN Transport Warszawa Sp. z o.o.**

ORLEN Transport Warszawa Sp. z o.o. was entered in the Commercial Register on 7 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego branch of PKN ORLEN in Warsaw.

On 30 June 2003 the share capital of the company amounted to PLN 6,291 thousand.

The company's shareholders are:

PKN ORLEN S.A.	94.49%
Employees	5.51%

As at 30 June 2003, the shareholders equity amounted to PLN 6,834 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derivative products.

The number of employees as at 30 June 2003 was 89. During 6 month period ended 30 June 2003, sales amounted to PLN 4,934 thousand and net profit amounted to PLN 162 thousand.

- **ORLEN KolTrans Sp. z o.o.**

ORLEN KolTrans Sp. z o.o. was entered in the Commercial Register on 13 December 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group at the beginning of 2001.

The company took over from PKN ORLEN full range of activity conducted by department of tankers expedition of Dominant Company relating to tankers expedition, as well as a sewage plant and workshop.

On 30 June 2003 the share capital of the company amounted to PLN 40,859 thousand.

The company's shareholders are:

PKN ORLEN S.A.	99.85%
Employees	0.15%

The company's business activities include the railroad servicing of loading and reloading points as well as transport of the Dominant Company's products.

As at 30 June 2003, the shareholders equity amounted to PLN 42,539 thousand.

The number of employees as at 30 June 2003 was 40.

During 6 month period ended 30 June 2003, sales amounted to PLN 9,709 thousand and net profit amounted to PLN 866 thousand.

- **ORLEN Medica Sp. z o.o.**

The company was entered in the Commercial Register on 24 November 1997. On 30 June 2003 the share capital amounted to PLN 13,273 thousand. PKN ORLEN is the sole shareholder of the company.

The company provides health-care services solely on domestic market. The services are provided to the employees of PKN ORLEN and employees of other companies of the Capital Group (labour medicine) as well as to their families in relation to both basic and specialist health care, based on the agreements concluded with the National Health Fund.

As at 30 June 2003, the shareholders equity amounted to PLN 14,306 thousand.

The number of employees as at 30 June 2003 was 124.

During 6 month period ended 30 June 2003, the company's sales amounted to PLN 7,698 thousand whereas net profit amounted to PLN 326 thousand.

The company holds shares in two subsidiaries: Sanatorium Uzdrowiskowe „Krystynka" Sp. z o.o. – 97.86% and Medilogistyka Sp. z o.o. – 80%.

- **ORLEN Projekt S.A.**

The company was entered in the Commercial Register on 28 May 1998. On 30 June 2003 the share capital of the company was PLN 1,500 thousand. The company's shareholders are:

PKN ORLEN S.A.	51.00%
Employees	49.00%

The company is involved in the provision of design services.

As at 30 June 2003, the shareholders equity amounted to PLN 12,024 thousand.

The number of employees as at 30 June 2003 was 196.

During 6 month period ended 30 June 2003 sales amounted to PLN 7,177 thousand whereas net loss amounted to PLN 1,151 thousand. Net loss is a result of lower level of orders, due to the fact that the main investor and the biggest contractor of the company – PKN ORLEN – has changed its investment profile. Main investments objectives were transferred from crude oil processing installations to development of market infrastructure (construction,

modernization, rebranding of petrol stations and storage depots) and capital investments. There is a stagnation in the chemical industry (nitrogen as well as plastics) in Poland, resulting in lack of significant investments. ORLEN Projekt S.A. faces the difficulties of growing competition as well.

- **Petrotel Sp. z o.o.**

Petrotel Sp. z o.o. was registered on 14 August 1997. On 30 June 2003 the share capital of the company was PLN 8,200 thousand.

The company's shareholders as at 30 June 2003 are:

PKN ORLEN S.A.	88.80%
Employees	11.20%

The company provides telecommunications services.

As at 30 June 2003, the shareholders equity amounted to PLN 26,042 thousand.

The number of employees as at 30 June 2003 was 110.

During 6 month period ended 30 June 2003 the company's sale amounted to PLN 16,864 thousand, whereas net profit amounted to PLN 2,442 thousand.

- **Zaklad Budowy Aparatury S.A.**

Zaklad Budowy Aparatury S.A. was entered in the Commercial Register on 27 October 1998. On 30 June 2003 the share capital of the company was PLN 18,000 thousand.

The company's shareholders are:

PKN ORLEN S.A.	96.56%
Employees	3.44%

The Company's business activities include:

- production of chemical apparatus (e.g. compressors) and similar products,
- renovation and repair of instrumentation,
- design of construction documentation for instrumentation and appliances.

As at 30 June 2003, the shareholders equity amounted to PLN 20,169 thousand.

The number of employees as at 30 June 2003 was 282.

During 6 month period ended 30 June 2003 the company's sale amounted to PLN 11,719 thousand, whereas net loss amounted to PLN 2,614 thousand. Net loss in the analysed period was caused by huge competition on the market and increase of raw material prices. The increase of raw material prices was caused by the bankruptcy of Polish steelworks and (therefore) necessity to purchase imported materials which are about 50% more expensive.

- **ORLEN Polimer Sp. z o.o.**

ORLEN Polimer was entered in the Commercial Register on 9 April 1998. The share capital was fully contributed by PKN ORLEN SA and on 30 June 2003 amounted to PLN 2,000 thousand.
ORLEN Polimer Sp. z o.o. trades with plastics, pigment concentrates as well as domestic and imported modifiers.
As at 30 June 2000, the shareholders equity amounted to PLN 7,652 thousand.
During 6 month period ended 30 June 2003 the Company's sales amounted to PLN 50,537 thousand, whereas net profit amounted to PLN 601 thousand.

- **ORLEN Powiernik Sp. z o.o.**

The company was entered in the Commercial Register on 19 July 2000. On 30 June 2003 the company's share capital amounted to PLN 4 thousand. PKN ORLEN S.A. is the company's sole shareholder.
The company is involved in providing depositary services for PKN ORLEN S.A. in relation with the implementation of the Management Motivation Programme.
As at 30 June 2003, the shareholders equity amounted to PLN 230,387 thousand.
The number of employees as at 30 June 2003 was 2.
For 6 month period ended 30 June 2003 sales amounted to PLN 60 thousand, where as net profit to PLN 14.

- **ORLEN Budonaft Sp. z o.o.**

The company was entered in the Commercial Register on 2 January 1997. PKN ORLEN S.A. is the sole shareholder in the company. On 30 June 2003 the capital share amounted to PLN 3,795 thousand.
The company is involved in providing construction and modernization services for retail stations.
As at 30 June 2003, the shareholders equity amounted to PLN 180 thousand.
The number of employees as at 30 June 2003 was 215.
During 6 month period ended 30 June 2003 the company's sales amounted to PLN 11,483 thousand, whereas net loss amounted to PLN 716 thousand.

- **ORLEN Laboratorium Sp. z o.o.**

ORLEN Laboratorium Sp. z o.o. was registered on 13 February 2003. PKN ORLEN S.A. is the company's sole shareholder. On 30 June 2003 the company's share capital amounted to PLN 9,915 thousand.
ORLEN Laboratorium specialises in providing laboratory and research services, as well as expertises and analyses.
As at 30 June 2003, the shareholders equity amounted to PLN 7,459 thousand.
The number of employees as at 30 June 2003 was 391.
During 6 month period ended 30 June 2003 the company's sales amounted to PLN 22,369 thousand, whereas net loss amounted to PLN 2,456 thousand.

1.3.2 Joint venture companies valued at equity method.

- **Basell Orlen Polyolefins Sp. z o.o.**

On 30 September 2002 PKN Orlen and Basell Europe Holdings B.V. ("Basell") signed an agreement for joint venture. On 28 February 2003, after fulfillment of all suspending conditions stated in the joint venture agreement, Extraordinary Shareholders Meeting of Joint Venure Poliolefiny Polska Sp. z o.o. located in Plock (a temporary entity) decided to increase the company's share capital. In the increased share capital shares were acquired by PKN ORLEN in exchange for its organized part of business contributed in-kind and by Basell in exchange for contributed cash. On 28 February 2003 several agreements were signed concerning the cooperation between Join Venture company and companies from the capital groups of Basell and PKN ORLEN. The registration of the share capital increase along with change in the company's name to Basell Orlen Polyolefins Sp. z o.o took place on 21 May 2003. After registration the increased share capital amounts to PLN 907,398 thousand.

The company's shareholders as at 30 June 2003 are:

PKN ORLEN	50,0%
Basell Europe Holdings B.V.	50,0%

At the end of June 2003 shareholders equity amounted to PLN 917,380 thousand.
The company is engaged in production of plastics and the wholesale of chemical products.
Initially, the company will be using installations brought by PKN ORLEN (the polyethylene production plant with production capacities reaching 150 thousand tons per annum and the polypropylene production plant with production capacities of 140 thousand per annum). One of the company's task is to build a polypropylene production plant with production capacities of 400 thousand tons per annum and a high density polyethylene production plant with production capacities of 320 thousand tons per annum. Commencing of the production in the new plants is planned at the beginning of 2005.
As at 30 June 2003 the company employed 372 people. The company's sale for 6 month period ended 30 June 2003 amounted to PLN 293,313 thousand, whereas net profit amounted to PLN 9,981 thousand.

1.3.3 Consolidated associated companies valued at equity method.

The direct associates of PKN ORLEN valued at equity method within Capital Group are:

Naftoport Sp. z o.o.

Naftoport Sp. z o.o. is the largest operator of imported crude oil reloading facilities for ships in Poland. It was registered on 17 July 1991. On 30 June 2003 the share capital of the company was PLN 45,942 thousand.

The company's shareholders at 30 June 2003 are:

PKN ORLEN	48.71%
Rafineria Gdanska S.A.	25.64%
PERN S.A.	17.95%
"PORT POLNOCNY" Sp. z o.o.	3.85%
J&S SERVICE AND INVESTMENT Ltd.	3.85%

As at 30 June 2003 the capital amounted to PLN 98,276 thousand.

The company focuses on reloading of crude oil and oil products for Polish refineries as well as services for Mider Refinery. Naftoport's reloading capacity amounts to 23 million tons of crude oil a year.

At 30 June 2003 the company employed 21 people. Net profit as at 30 June 2003 totalled PLN 14,690 thousand and sales amounted to PLN 31,698 thousand.

- **Flexpol Sp. z o.o.**

Flexpol Sp. z o.o. was entered in the Commercial Register on 3 January 2000. On 30 June 2003 the share capital of the company was PLN 12 million. The company's shareholders at 30 June 2003 are:

PKN ORLEN	40,0%
ZML Kety S.A.	60,0%.

Flexpol Sp. z o.o. is involved in the production of foil.

At 30 June 2003 the company employed 114 people and the capital stood at PLN 15,864 thousand.

On 30 June 2003 sales reached the level of PLN 40,312 thousand, generating a net profit of PLN 3,864 thousand.

- **Chemiepetrol GmbH**

Chemiepetrol GmbH was established on 1 January 1984. PKN ORLEN purchased shares in the company on 28 April 1993. On 30 June 2003 the share capital of the company amounted to EUR 51 thousand (i.e. PLN 228 thousand).

The company's shareholders are:

PKN ORLEN	20,0%
CIECH S.A.	60,0%
Jurgen Kleiner	20,0%

The company's business activities include trading and agency services in all types of goods, in particular trade in chemical products on foreign markets.

As at 30 June 2003, the shareholders equity amounted to EUR 748 thousand (i.e. PLN 3,335 thousand).

At 30 June 2003 the company employed 9 people.

The net loss for 6 month period ended 30 June 2003 amounted to EUR 54 thousand (i.e. PLN 240 thousand), whereas sales amounted to EUR 3,710 thousand (i.e. PLN 15,995 thousand).

1.3.4 Unconsolidated company of significant importance for the Capital Group – Polkomtel S.A.

The company was established on 19 December 1995. As at 30 June 2003, the company's share capital amounted to PLN 2,050,000 thousand. As at that date, PKN ORLEN possessed 19.61% of the share capital of the total value of PLN 436,495 thousand and the same percentage of votes on the General Shareholders Meeting.

Since 23 February 1996 Polkomtel S.A. has been one of the three entities which have a licence for the development of a GSM mobile telephony network (Systems GSM 900 and DCS 1800). On 1 October 1996 the company commenced its commercial activity under the trade name of "Plus GSM".

The company's shareholders are:

PKN ORLEN S.A.	19.61%
KGHM Polska Miedz S.A.	19.61%
TDC Mobile International A/S	19.61%
Vodafone Americas Asia. Inc.	19.61%
Polskie Sieci Elektroenergetyczne S.A.	16.05%
Weglokoks S.A.	4.00%
Tel-Energo S.A.	1.01%
Tel Bank S.A.	0.50%

The company's business activities include:

- design, installation, operation, and management of a GSM system,
- mobile telephony services,
- sales of GSM Systems-related products and services.

During 6 month period ended 30 June 2003 the company's sale amounted to PLN 2,541,134 thousand and net profit amounted to PLN 296,969 thousand.

Since 20 December 2000 the Company has had a licence for the provision of the third generation UMTS mobile telephony services.

According to Polkomtel S.A. strategy agreed on the General Shareholders Meeting investments in the development of third generation UMTS mobile telephony network will be financed from company's own as well as external sources. First steps towards realization of this strategy was increase in the Company's share capitals by PLN 550 million (registered on 24 September 2001) and a PLN 500 million loan granted by all shareholders in proportion to their stakes. PKN ORLEN's share was PLN 98,050 thousand. For the first time since commencing business activity the company has paid out dividend for 2002 year. 45,98% of net profit was paid out in the form of dividend (PLN 237,185 thousand, i.e. PLN 11.57 per share). PKN ORLEN has received PLN 46.509 thousand.

II. CHANGES IN ORGANISATION AND MANAGEMENT OF CAPITAL GROUP COMPANIES AND IMPACT OF EXTERNAL AND INTERNAL FACTORS ON OPERATIONS OF CAPITAL GROUP

During 2002 in PKN ORLEN organisational and employment changes on management level enabled creation of unified rules of functioning as well as increased efficiency of the Management of the Company.

Currently in force organisational and legal acts within Frame Organisational Rules and Regulations of PKN ORLEN were approved by the Management Board on 18 June 2002. Its content was not modified since the introduction i.e. since 1 July 2002. According to Regulations, organisational structure of PKN ORLEN consists of Head Office in Plock and Warszawa, Production Department in Plock and 12 Regional Organisational Units in Bialystok, Gdansk, Katowice, Krakow, Lublin, Nowa Wies Wielka, Plock, Poznan, Rzeszow, Szczecin, Warszawa and Wroclaw having the status of an employer within the meaning of Art. 3 of the Labour Code. Regional Organizational Units (Regions) are composed of Regional Wholesale and Logistics Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices and Regional Financial Offices.

In relation to the continuous development of the Company and increase in efficiency of activities of individual organisational units, analytical works concerning possible modification of management rules currently in force have started.

According to the Rules and Regulations the Dominant Company is managed by 5-member Management Board: President of Management Board and four Vice-Presidents. President of Management Board is the General Director. President of the Management Board – General Director leads the particular activities with an assistance of Vice-Presidents. Additionally, a function of the Board Member and director commanding current operations of the group of organisational units, constituting functional block are now separated. Reporting Directors possess the following responsibilities: they report directly to the Members of the Management Board, they manage the selected areas as well as realise objectives according to authorised operating plans and strategy approved by the Management Board. Reduction in number of positions directly reporting to the Management Board members enabled more clear definition of areas of responsibility and improvement of the internal communication. The Management Board members as means of control over their areas of responsibility, set unified standards and procedures of co-operation with selected companies of the Capital Group with aim of optimal realisation of tasks specified in strategy.

On 1 January 2003 within department of Vice-President of the Management Board Human Resources and Management Systems Director, the position of Deputy Director responsible for Ownership Supervision reporting directly to Restructuring and Management Systems Director was created. The main goal of that position is to realise strategy of development and value increase of the companies of the Capital Group through the optimisation of assets. Deputy Director for Ownership Supervision prepares proposal concerning the strategy of ownership supervision and assure their current realisation in the Capital Group. Other duties within that position: analysis of current activity of the companies and co-operation concerning changes in the structure of the Capital Group.

During the period from 1 January 2003 to 30 June 2003 intensive activities relating to realisation of projects related

to Value Based Management and Comprehensive Operational Cost Cutting Programme (cost cutting). They covered all areas of activities of the Company and the Capital Group PKN ORLEN. Position of Proxy for Cost Reduction was created to emphasise the importance of the issue. New organisational unit has following responsibilities: initiation and implementation of programmes orientated on operating cost reduction and co-ordination of activities within the frames of savings initiatives.

Works concerning new regional structure of the Dominant Company (Macro-regions) were continued. All works related to preparation of functioning and introduction of Macro-regions' structure are monitored by steering group, appointed by official order of President of the Management Board – General Director. All activities resulting from that project are executed by special work groups, acting in areas of retail, wholesale, logistics, finance and support services. After preliminary analysis the concept of functioning of macro-regions, including restructuring of existing regional structures was created.

The Management Board of Rafineria Trzebinia S.A. developed and consistently realised restructuring program, based on following principles:

- in following two years departure from existing unprofitable crude oil processing,
- division of activity through investment program in bio-fuels and paraffin hydrorefining,
- changes in the capital group through disposal of support activity entities and creation of specialised product companies in area of bitumen, paraffin and engine oils,
- creation of the capital group in a holding structure,
- retention of existing workplaces and reduction of dismissal to natural leaves.

Efficient and effective management will enable better utilisation of potential of the capital group Rafineria Trzebinia S.A. and lead to the synergy effect. On one hand, through the concentration of homogenous areas of production and service activity in specialised entities, it will enable maximisation of product finalization and on the other hand will help achieving increased market share, including improvement in competitiveness. Formed holding structure will enable elastic decision making in relation to expansion of the Group to other areas of activity, as well as consolidation of homogenous activities with other entities on the market (e.g. paraffin, bitumen or oil activities of southern refineries). In the opinion of the Management Board the success of the program will assure independence of Rafineria Trzebinia S.A. from the influence of non-objective tax rules and creation of a strong, in terms of capital and organisation, capital group.

In other companies of the Capital Group there were no significant changes in the principal rules of management and organisation.

The most important external factors having an impact on the results of Capital Group are the following:

- Economic growth

The results for the 1Q 2003 and estimations of 2Q 2003, presented by Central Statistics Office, show improvement of unfavourable trend observed since II half of the year 2002. GDP in 1Q 2003 in comparison to 1Q 2002 increased by 2.2%. Estimations for 2Q 2003 forecast increase in GDP by 3.4%, and for the whole year 2003 about 3%. Increase of GDP was mainly influenced by increase in export and domestic demand. Forecast for the year 2004 are more optimistic, as the project of the state budget for the year forecasts increase in GDP to 5%. Fast rate of the economic growth in Poland may have positive influence on the increase of the consumption of liquid fuels.

- Unemployment rate

At the end of 6 month period ended 30 June 2003 it was possible to observe seasonal decrease in number of registered unemployed and rate of unemployment, however unemployment was higher than at the end of June 2002 (17.4%). Decrease of unemployment in June 2003 resulted from increased number of people unregistered in comparison to number of new registrations. The number of unemployed engaged in active forms of unemployment was higher than the year before. Unemployment rate at the end of 2002 was 18.1% compared to 17.8% at the end of 6 month period ended 30 June 2003. High unemployment rate in Poland is one of the factors, which limits internal demand and influences the level of sales of products of the Group.

- Inflation

At the end of the 6 months ending 30 June 2003 inflation decreased to level 0.8% year to year form 1.1% at the end of 6 months ending 30 June 2002. Low inflation pressure and moderate inflation forecasts for the year 2004 (2%), as well as strong pace of growth of GDP constitute good base for economic revival.

- Prices of crude oil, refinery products and margins

Changes in crude oil prices as well as big fluctuations in finished goods prices on world markets, cause significant variations in margins received by the Company. During 6 months ended 30 June 2003 there were big fluctuations in crude oil prices. The average price of Brent barrel increased in comparison to II half year by 24.3% to the level of 28.78 USD/bbl. Additionally during 6 months ended 30 June 2003 there were strong increases in product margins (crack), which positively influenced the results of the Group. Margins on fuel increased by 53.5% to the level of 82.49 USD/tonne, for diesel by 137.1% to the level of 68.56 USD/tonne and for Ekoterm by 207.4% to the level of 47.71 USD/tonne. For the refinery margins there were significant increase from the level of 0.60 USD/bbl to 3.62 USD/bbl (according to PVM).

- Fluctuation of foreign exchange rate

During 6 months ended 30 June 2003 USD exchange rate decreased by 5.4% to the level of PLN 3.87 (calculated as arithmetical average of daily NBP exchange rates within period from 1 January to 30 June 2003). As a result of the above trend changes in exchange rate of PLN in comparison to foreign currencies exert significant influence on the results achieved by the Capital Group. The exchange rate fluctuations have significant impact on sales revenue (by means of adjusting the fuel prices on the basis of import parity), costs of crude oil and other raw materials as well as financial costs of debts expressed in foreign currencies. Most purchases of crude oil and other raw materials realised by the Dominant Company is denominated in USD and EUR, although the majority of sales is realized in PLN.

- Changes in fiscal policy and current law regulations

Corporate income tax rate for 2003 equalled 27%. The newest assumptions of Ministry for Finance indicates possibility of decrease of corporate income tax rate to 19% in 2004. Lower level of tax rate will influence the improvement of net results of entities constituting the Capital Group. In January 2003 the excise tax rate was increased, which always influences the level of fuel prices. The State Politics concerning excise tax anticipate enlargement of that fiscal charge e.g. on some petrochemical products.

- Mandatory reserves

Owing to obligations, resulting from prospective membership in United Europe, Poland is compelled to reach the level of 90-days mandatory reserves of liquid fuels, constituting the assurance of the energetic safety for the country. Thus, the producers and importers of fuels have been necessitated to create the mandatory reserves. The current schedule of creation the reserves of liquid fuels is specified in the Decree dated on 14 June 2002, implemented on 1 July 2002. The reserves are created on basis of production and import quantities, realised by the specific company in the previous year, less export. In 1999 and each of the following years the level of mandatory reserves required increases by further 2 per cent as to reach the level of 76 days of production or imports of the entity as at the end of 2008 (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in current year, this responsibility can be transferred to the Dominant Company and the Companies of the Group).

The Capital Group builds and maintains mandatory reserves of fuels (gasoline, diesel, Ekoterm) and crude oil. Mandatory reserves are stored both in own warehouses and belonging to the other companies, among others Naftobazy Sp. z o.o. and PERN "Przyjazn" S.A. and Underground Warehouses for Crude Oil and Fuels of IKS "Solino" S.A. The cost of storing underground warehouses for crude oil and fuels are at the level definitely lower than the cost of warehousing until now.

- Increase of car sales

During 6 months ended 30 June 2003 for the first time since long ago there was an increase in car sales on domestic market. According to companies analysing motor market, the car sales in the 6 month period ended 30 June 2003 increased by about 12.0% in comparison to relevant period last year, while during the years 2001 and 2002 there was a drop adequately by 6.3% and 3.5%.

- Interest rates

Very low inflation pressure as well as necessity to revive the economy were conducive to further reduction of basic central bank interest rates. During 6 months ended 30 June 2003 Polish Monetary Council lowered six times the basic interest rates. As a result, the basic bank rate was reduced since the beginning of 2003 by 1.5% to the level of 5.25%. At the end of 6 month period ended 30 June 2003 Lombard Rate reached the level of 6.75% whereas Discount Rate – 5.75%. The level of interest rates influences cost of debt to the Group.

- Situation in agriculture and construction industry

Sales of artificial fertilizers by Anwil S.A. are still being affected by the poor condition of Polish agriculture. Additional the amount of sales and level of prices are affected in negative way by stronger price competition from other chemical companies in Poland and aggressive price politics of major producers of PVC in the world.

Among internal factors that influenced the results of the Dominant Company and the PKN ORLEN Capital Group during 6 months ended 30 June 2003 the following should be mentioned:

- Loyalty programs development

Program VITAY is a loyalty scheme designed for the individual clients that visits ORLEN filling stations on regular basis. VITAY was implemented on 14 February 2001. Until 30 June 2003 VITAY has gained almost 4 million of participants and 1,519 filling stations, including 1,312 own stations and 118 patronage stations and 18 franchise outlets. The clients, while purchasing under the programme conditions are granted VITAY points, which can be traded later in VITAY gifts. In December 2002 the next stage of creating relationships with customers and strengthening their loyalty was implemented. Program VITAY was enriched by quality prizes and partner offers of the companies cooperating with the Dominant Company. In a new edition of VITAY catalogue a new formula of granting points was applied in order to promote services offered by filling stations (e.g. car wash and hoover).
The Dominant Company offer for enterprises possessing their own means of transportation the program FLOTA POLSKA. At the end of 6 month period ended 30 June 2003 the program embraced 2,404 fleets. Fuel Fleet cards are designed for clients that wish to take part in user friendly and financially beneficial system of fuelling and basic car service.

- Rebranding

During 6 months ended 30 June 2003 PKN ORLEN continued already started process of changing of external visualisation ("rebranding") on retail stations. Rebranding is considered to be one of the most long – term significant projects in the Dominant Company's strategy. The large number of fuel stations requires a significant involvement of financial assets. At the end of 6 months ended 30 June there were 368 filling stations under fully rebranding, whereas 883 locations were under partial rebranding. In II half of the year 2003 process of visualisation will be continued.

- Investment programs

The increase of the effectiveness of the Company during 6 months ended 30 June 2003 was to a great extent influenced by investment processes in production and marketing. 17 investment projects were finished during that period. The most important projects are listed below:

- upgrade of Hydrocracking installation in order to improve the production capacity by 30% - 18 July 2003 is the date of receipt,
- adaptation of Fuel Composition Department with Ethanol in order to adjust Dominant Company to organise liquid bio-fuel market and bio-components to their production – 6 August 2003 is the date of receipt,
- Building of 5 new fuel tanks with capacity of 9,600 m^3 each, increasing storage capacity in order to properly composite and store fuels – 30 June 2003 was the date of receipt.

During 6 months ended 30 June 2003 following investment projects were realised:

- Intensification of Installation of Extraction of Aromatic Compounds,
- Composition of fuels with ethanol,
- Adaptation of technological furnace F201 on installation HON II and HON III in order to transfer them under supervision,
- Modernisation of Hydrogen Recycling, Installation,
- Construction of Desulphurisation of Craking Fuel Installation,
- Modernisation of railway transportation in PKN ORLEN located in Production Plant in Plock,
- Modernisation of radio and television pavilion.

Total budget directed for realisation of those tasks amounts to PLN 296 million.

Following contracts were signed in order to perform planned tasks:

- for Desulphurisation of Craking Fuel Installation for base project with AXENS,
- for Installation of Extraction of Aromatic Compounds for a base project with Uhde Dortmund,
- for Technical Project with completeness of delivery services – with Prochem.

- Optimisation projects

The contract realised with Aspen Technology Limited Sheraton House is still in progress. The contract ensures the improvement of performance of programme PIMS used for production process optimisation. Entire implementation of modified system is planned for year 2003. Over one year lasting cooperation with Shell Global Solutions International results in optimisation of production time of installations and decreases maintenance costs. In the Dominant Company the programme is currently functioning on several installations and till 2005 it will cover gradually whole Production Plant. After first year of implementation savings gained from that project exceeded costs of contract with Shell GSI.

- Business activity in Germany

On 10 December 2002 after several months negotiations the Dominant Company signed a preliminary agreement with British Petroleum (BP) concerning a take-over of filling stations located in north Germany (Jewel packet). The offer covered 494 retail stations under the name of three brands: BP, Aral and EM Eggert. Based on the agreement with former owner (BP) the brand on all existing stations will be changed until the end of 2003. The Company's Management perceives this transactions as an important stage in implementing its regional expansion strategy. Through the purchase of 494 retail stations in north Germany, ORLEN gained about 2.4% share in German fuel retail market by quantity of sales and 3% share in that market by number of retail stations it owns. The goal of PKN ORLEN is to achieve 10% share in North Germany market. During 6 months ended 30 June 2003 German companies, involved in fuel trading started its activity within the Capital Group PKN ORLEN. Those companies have a significant influence on the Group revenues.

- Establishment of Basell Orlen Polyolefins Sp. z o.o.

Realisation of an agreement from 30 September 2003 between PKN ORLEN and Basell Europe Holdings B.V. was condition to 3 suspending factors: signing of trade contracts, gaining an approval from OPCC and gaining sufficient funds for realisation of planned investments. On 24 February 2003 the last condition was fulfilled and on 1 March 2003 Basell Orlen Polyolefins Sp. z o.o. begun its operation in area of production and sales of polyolefins.

- Consolidation of asphalt production and distribution

The Dominant Company and Rafineria Trzebinia S.A. are taking part in the consolidation of asphalt production and distribution within the Capital Group. On 31 May 2003 the Dominant Company signed an agreement to dispose the assets of Asphalt Plant (including: property, fixed assets and equipement) to BITREX Sp. z o.o. located in Trzebinia for PLN 81,755 thousand. Additionally, on 23 May 2003, in exchange for cash, PKN ORLEN acquired 100,000 shares with a par value of PLN 500 each, as a result PKN ORLEN owns shares representing 82.46% of the initial capital in BITREX. The remaining 17.54% stake is owned by Rafineria Trzebinia S.A.

- Implementation of efficiency plans

At the end of 2002, the Dominant Company's Management Board decided to implement two significant efficiency plans during the period 2003-2005 – value based management system and a comprehensive plan to reduce operating expenses. The first plan will allow the Dominant Company to introduce modern management methods, make optimal decisions and improve managers' qualifications, which will help increase the value and improve the shareholders' perception of the Company. The second plan will ensure that a significant part of operating expenses will be eliminated from all areas of the Dominant Company's activities.

- Fuel quality controls

Implementation of system based on special programmes will enable electronic control of the process from the moment of collection from storage bases, through transportation, till delivery to the petrol station. The programme should ensure preservation of quality of fuels in all delivery chain, decrease of delivery costs and decrease of own losses. Those goals will be achieved as a result of application of technical solutions, in the areas of delivery monitoring, elimination of documents generated manually and delivery of complete, reliable and present information about fuel balance and events during transportation using tank trucks. The target of the programme covers all distribution bases, all means of fuel transport and all petrol stations of the Dominant Company, as well as offices of regional trade offices.

Additionally, the Dominant Company in a systematic way conducts monitoring on its own petrol stations. One of the tools of control is a moving laboratory, which in relatively short time enables the control of all fuel quality parameters.

III CURRENT AND PROJECTED FINANCIAL POSITION OF THE CAPITAL GROUP

3.1. PRODUCTION

During 6 months ended 30 June 2003 the volume of crude oil processed by oil processing companies amounted to 6,030 thousand tonnes and was by 413 thousand tonnes (by 6.4%) lower than during the corresponding period of the previous year. The reason for reduced throughput of crude oil is the decrease in demand for the Capital Group's products. Minimal share of low sulphur crude oil in oil processing was enforced by the necessity of fuel production to power plant. It is the result of the gudron hydrodesulphurization installation overhaul standstill in the Dominant Company. Despite of numerous repair breaks of the main installations of the Dominant Company during 6 months ended 30 June 2003 (among others installations for Hydrodesulphurization of Oils, Hydrocracking, Catalytic Cracking 2, HOG and department of Basic Oils) the Company managed to maintain the quality parameters of fuels as well as to fulfil the quantity market demand.

The southern refineries, belonging to the Capital Group of PKN ORLEN, are supplied with REBCO oil as re-expedition from Plock.

The main production events during the 6 months ended 30 June 2003 are:

- commencing the production of the new branch of city diesel – ONM "Standard 25" with the sulphur contents 25 ppm,
- rapid modernisation (in 40 days) and intensification of Hydrocracking, what allows to increase throughput of HK installation by 30% and output of diesel as well as to meet the expected market trends,
- transformation of Polyolefins and Asphalts into companies.

During 6 months ended 30 June 2003, the main factors determining production processes in the Dominant Company were:

- change in structure of processed crude oil (cease of processing of low sulphur crude oil – excluding standstill of HOG),
- change in demand structure for fuel products (change in the direction of increase in production of medium distillates together with decrease in fuels),
- change in structure of mandatory reserves (50% in form of crude oil) and related decrease in finished goods inventory,
- production of unleaded fuel Eurosuper 95 E5 and SuperPlus 98 E5 (including ether EETB min. 5% since January 2003),
- increase in crude oil prices.

Programs decreasing production costs include:

- conducting the Cost Reduction Program from SGS – MERIT,
- Complex Program for Reduction of Operating Costs – approximately 600 initiatives,
- monitoring of implementations within the Profit Improvement Programme with KBC.

3.2. INFORMATION CONCERNING THE BASIC PRODUCTS AND SERVICES AS WELL AS SALES MARKET AND SUPPLY SOURCES FOR COMPANIES OF THE CAPITAL GROUP

Information concerning the basic products and services as well as sales market and supply sources for the Capital Group are presented further in Additional Information.

3.3. FINANCIAL RESOURCES MANAGEMENT

During 6 months ended 30 June 2003 net financial indebtedness of the Capital Group increased. Net financial debt to equity ratio (calculated as credits, loans and debt securities decreased short-term investments to equity ratio) increased from 30.9% at the end of first half year to 35.7% at the end of first half year 2003. Moreover, during 6 months ended 30 June 2003 the significant changes in the currency structure of financial liabilities occurred.

Share of loans and credits in the Dominant Company:	31 December 2002	30 December 2003
Long-term	0%	0%
Short-term	100%	100%
USD	52%	36%
EUR	0%	15%
PLN	48%	49%

Financial indebtedness, denominated in EUR is the result of necessity to secure financing for Northern Packet (494 petrol stations in Germany).

During 6 months ended 30 June 2003 the company intensively benefited from both operational short term credit and overdraft from Polish banks. Additionally it issued short-term bonds as a part of bonds issuance program.

Detailed information on maturity dates of credits, loans and debt securities issued by Capital Group of PKN ORLEN are presented in Notes 22 D, 22E and 23C of consolidated financial statements of Capital Group of PKN ORLEN for 6 months ended 30 June 2003.

3.3.1. Loans, sureties and guarantees granted to employees and companies of the Capital Group as at 30 June 2003

The Dominant Company during 6 months ended 30 June 2003 did not grant from the privatisation fund any loans for purchase of stakes and shares of companies funded as a result of the Dominant Company restructuring.

Closing balance of loans granted from the Company's Social Fund to employees and pensioners of the Dominant Company as at 30 June 2003 amounted to PLN 16,013.3 thousand, whereas closing balance of loans granted to the employees of consolidated companies from the Capital Group, which signed an agreement with the Dominant Company on having a common social activity, amounted to PLN 2,055.0 thousand.

During 6 months ended 30 June 2003 the Dominant Company did not grant to any Capital Group's company loans, guarantees and sureties, whereas the total value of loans, guarantees and sureties amounted to:

- 30 June 2002 – PLN 96,789 thousand,
- 30 June 2002 – PLN 468,924 thousand.

The Dominant Company during 6 months ended 30 June 2003 did not grant any loans, guarantees and sureties and did not signed any agreements obliging to provide benefits on behalf of Company with management and supervisory persons and theirs spouses, relatives and kin up to second range of kinship and other personal related persons. As at 30 June 2003 there were no loans granted to Management Board and Supervisory Board members.

The other companies of the Capital Group of PKN ORLEN 6 months ended 30 June 2003 granted the following loans, sureties and guarantees:

- **Anwil S.A.**

- surety of the investment loan granted to Agriculture Enterprise "Agro – Azoty" in Koniewo, amounting to PLN 550 thousand; expiration date – January 2005,
- surety of the investment loan granted to Agriculture Enterprise „Agro – Azoty II Wloclawek" in Laka, amounting to PLN 390 thousand; expiration date – June 2005,
- bank guarantee granted to WFOSiGW (the Provincial Fund for Environmental Protection and Water Resources Management) in Torun, amounting to PLN 700 thousand; expiration date – January 2005,
- blank bill of exchange as a security of the guarantee for insurance company "Warta" S.A. amounting to PLN 3,000 thousand, expiration date – date of termination of the agreement.

- **Rafineria Trzebinia S.A.**

- surety of loan granted by WFOS (the Provincial Fund for Environmental Protection) to RPWiK Sp. z o.o. in Chrzanow, amounting to PLN 841 thousand; expiration date – December 2003,
- surety for Bitrex Sp. z o.o., amounting to PLN 6,000 thousand, expiration date - July 2003,
- guarantee of blank bill of exchange issued by Bitrex Sp. z o.o. for Handlowy – Leasing S.A., for the amount of PLN 3,796 thousand; expiration date – December 2004,
- surety agreement of the short-term credit up to PLN 1,100 thousand, for Energomedia Sp. z o.o. expiration date – November 2003.

- **P.U.M. Ship Service S.A.**

- loan granted to Ship-Service Agro Sp. z o.o. for PLN 1,025 thousand; expiring in September 2003 – 50% and in September 2004 – 50%,
- loan granted to Bor-Farm Sp. z o.o. for PLN 331 thousand; expiration date – October 2003 – 33%, October 2004 – 33%, October 2005 – 33%,

- surety for Bor-Farm Sp. z o.o. for PLN 500 thousand; expiration date – August 2003,
- surety for Bor-Farm Sp. z o.o. for PLN 250 thousand; expiration date – December 2003.

- **ORLEN Oil Sp. z o.o.**

The company granted sureties in order to secure future claims of Bank Handlowy to the following entities:

- Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o. up to amount of PLN 4,800 thousand,
- Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o. up to amount of PLN 8,400 thousand,
- Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o. up to amount of PLN 2,880 thousand,
- Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o. up to amount PLN 8,760 thousand,
- Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o. up to amount of PLN 1,800 thousand.

- **ZBA S.A.**

The company granted guarantees for the following entities:

- Cargill Polska Sp. z o.o. up to amount of PLN 102 thousand, expiration date – December 2004,
- Alstom Power Sp. z o.o. up to amount of PLN 2,160 thousand, expiration date – June 2007,
- Lurgi Polska up to amount PLN 330 thousand, expiration date – January 2006.

- **ORLEN Deutschland GmbH**

On 29 July 2003 PKN ORLEN granted sureties in form of letters of comfort to banks Bayerische-Hypo and Vereinsbank AG, Dresdner Bank AG, Commerzbank AG and insurance company Zurich Versicherung AG in order to secure repayment of liabilities by its own subsidiary – ORLEN Deutschland GmbH, resulting from fuel trading for the total amount of EUR 115 million. Objective sureties are valid for 12 months since the date of granting.

- **Inowroclawskie Kopalnie Soli Solino S.A.**

The Company granted the suriety for the Municipal Office of Inowroclaw up to the amount of PLN 700 thousand.

3.3.2. Bond issuance

Bonds issue is flexible and effective instrument of gathering financial funds used for payment of current liabilities and repayment of matured securities. Issue is made in form of public auction, in which Bank Handlowy, Bank Pekao S.A. and BRE Bank S.A. participate. The issue is conducted by the bank, with most favourable profitability of issued securities.

During 6 months ended 30 June 2003 the Dominant Company was issuing three months bills. On maturity date bills were repurchased or they were rolled (new issue), if cash was needed, prolonging the period of financing. Under the Bond Issue Program the Dominant Company is able to issue bonds up to the total indebtedness amount not exceeding PLN 700 million. As at 30 June 2003 the indebtedness of the Dominant Company from bond issuance

amounted to PLN 515 million, of which PLN 70,000 thousand were purchased by the Capital Group companies, including PLN 55,000 thousand to companies consolidated under full method.

3.3.3. Cash management

Financial situation of the Dominant Company remains stable and safe. The Dominant Company has high creditability, which enables it to receive quick and relatively inexpensive external financing. The date of repayment of the long-term credit incurred in the year 2000, in the amount of USD 200 million is approaching. Due to this, the next loan agreement for consortial credit in the amount of EUR 500 million was signed on 29 July 2003. This solution enables the Dominant Company to gain the foreign financing sources and on the other hand to reduce the demand for financing from the domestic banks. The recovered financial means, as the bank limits, may be used by the companies of the Capital Group. Simultaneously, the continuation of the bonds issuance program enable to use less expensive than banks sources of financing.

Shortage of available cash during the half year of 2003, caused lack of short-term financial investments. Financial resources from current inflows were used for repayments of overdraft or located on automatic "overnights".

3.4. PROFIT AND LOSS STATEMENT

3.4.1. Sales income

During 6 months ended 30 June 2003, sales of finished products, goods for resale and materials of the Capital Group of PKN ORLEN amounted to PLN 15,243,346 thousand, which is 26.5% more than during 6 months ended 30 June 2002. Rise in sales was realised due to beneficial macroeconomic factors. The first half year of 2003 was dominated by high level of crude oil prices on the worldwide markets, comparing to first half year of 2002 (increase in petrol prices by 31.6%, diesel by 40.9% and Ekoterm by 39.8%). Increase in prices of the basic products was combined with decrease of USD/PLN exchange what influenced in the negative way mostly the income of the Dominant Company. Including the companies in Germany in consolidation brought over PLN 2.4 billion of sales income. As the result of above described events the share of Dominant Company in the Capital Group's sales income fall to the level of 75.0%.

3.4.2. OPERATING PROFIT

Profit on sales of the Capital Group of PKN ORLEN for the 6 month period ended 30 June 2003 amounted to PLN 721,449 thousand and was higher by 68.5% in comparison to the profit on sales in corresponding period of 2002. Such high level of profit on sales was much influenced by result of the Dominant Company, that was higher than profit achieved in first half year of 2002 by 95.0%. Achieving the positive results is due to intensification of sales activities and positive macroeconomic trends. (margins – cracks from quotations). During 6 months ended 30 June 2003 the Dominant Company recorded growth in retail sale of fuels (fuels, diesel and LPG) by 4.4%. During 6 months ended 30 June 2003 the Dominant Company achieved identical level of sales quantity (gasolines, diesel, LPG) and remarkable increase in sales of non-fuel products by 18.1%. As the result of lowering the consumption at the domestic market, the Dominant Company recorded decrease in sales quantity of light products by 6.4%.

During 6 months ended 30 June 2003 profit on other operational activity amounted to PLN 62.554 thousand in comparison to loss of PLN 28,742 thousand in analogical period of the previous year. Such considerable discrepancies are result of achieving in the first half year 2003 higher other operating income in comparison to first half year of 2002 and are caused by including in other operating income the difference of contribution-in-kind valuation transferred to Basell Orlen Polyolefins Sp. z o.o., amounting to PLN 112 million.

Operating profit for 6 months ended 30 June 2003 amounted to PLN 784,003 thousand and was higher by PLN 384,664 thousand than profit achieved in the corresponding period of the year 2002.

3.4.3. Financial activity

During 6 months ended 30 June 2003 loss on financial activities amounted to PLN 35,238 thousand, and was lower by PLN 81,307 thousand (by 69,8%) than loss incurred during 6 months ended 30 June 2002. The result of the financial activity improved because of sales of stakes in NOM Sp. z o.o. by the Domiant Company (profit on the transaction equalled to approximately PLN 27.5 million) and the dividend received from Polkomtel S.A. (PLN 46.5 million). The significant influence on the result was caused by reduction of financial charges, constituting mainly interests, by PLN 23.9 million.

3.4.4. Gross profit, tax and net profit

As the result of profit on each activity, Capital Group of PKN ORLEN achieved gross profit of PLN 767,075 thousand for 6 months period ended 30 June 2003 (increase in comparison to first half year of 2002 by 154.6%). Increase in income tax is caused not only by higher gross profit but also from different treatment of costs and revenues according to Accounting Act and corporate tax regulation. The significant influence on increasing corporate income tax in first half year 2003 had also less extent of utilizing investments allowances and bonuses by the Dominant Company.

For the 6 months ended 30 June 2003 Capital Group earned a net profit of PLN 550,950 thousand and it was higher by 176.7% than profit for first half year 2002.

3.5. BALANCE SHEET

3.5.1. Total assets

As at 30 June 2003 total assets of the Capital Group of PKN ORLEN amounted to PLN 16,695,532 thousand and increased by PLN 2,264,692 thousand (by 15.7%) in comparison to 30 June 2002. As far as assets are concerned, the main part was constituted by fixed assets, of which in total assets amounts to 62.0% (66.9% at the end of June 2002). In equity and liabilities, the major part is shareholders equity constituting 50.6% of total liabilities as at 30 June 2003 (53.0% as at 30 June 2002). Comparing certain balance sheet captions as at 30 June 2003 and 30 June 2002 one may note the following:

- rise in fixed assets by 7.3% to the level of PLN 10,349,015 thousand as a result of an increase in tangible fixed assets by PLN 422,392 thousand and increase of engagement in subsidiaries consolidated under equity method (Basell Orlen Polyolefins Sp. z o.o.) by PLN 360,295 thousand,
- increase of current assets by PLN 1,564,068 thousand to the level of PLN 6,346,517 thousand (by 32.7%), mainly as a result of incorporating German entities. Growth of inventory value by 28.7% (by PLN 699,253 thousand) is caused mainly by growth of inventories by PLN 486,210 thousand. Short-term receivables during first half year of 2003 increased by PLN 607,960 thousand, whereas cash and cash equivalents rose by 74.7% to the level of PLN 379,780 thousand.
- growth of shareholders equity by PLN 794,399 thousand to the amount of PLN 8,442,823 thousand as the result of net profit for 6 months ended 31 December 2002 and 6 months ended 30 June 2003.
- increase in liabilities and provisions for liabilities by PLN 1,304,941thousand to the level of PLN 7,408,411 thousand resulting mainly from incorporating entities in Germany. Growth of short-term indebtedness due to credits and loans and securities issued amounted to PLN 1,957,608 thousand. In the meantime the long-term indebtedness fall by PLN 838,330 thousand. Short-term trade liabilities increased by PLN 479,384 thousand.

3.5.2. Net financial indebtedness

As at 30 June 2003 the loans, borrowings and securities issued in the Capital Group of PKN ORLEN amounted to PLN 3,457,213 thousand and were higher by PLN 839,078 thousand in comparison to 30 June 2002. The net financial indebtedness of the Dominant Company itself rose by 37.9%. Level of net financial indebtedness in Group for the first half year 2003, comparing to corresponding period of previous year is higher by PLN 649,667 thousand and reached PLN 3,010,146 thousand. Increase of net financial indebtedness led to increase of financial debt to equity ratio (loans, credits and debt securities decreased by short-term investments to equity) from the level of 30.9% as at 30 June 2002 to 35.7% as at 30 June 2003.

3.6. CASH-FLOW STATEMENT

As at 30 June 2003 net working capital (current assets less current payables) amounted to PLN 387,180 thousand and increased in comparison to 31 December 2002 by 9.9%. It is due to higher increase of current assets (by PLN 1,187,053 thousand) than current liabilities (by PLN 1,152,238 thousand).

3.6.1. Operating activities

During 6 months ended 30 June 2003 net cash flows from operating activities amounted to PLN 431,419 thousand and were lower by 45,4% than cash flows from operating activities during 6 months ended 30 June 2002.
The most important factors influencing cash flows during 6 months ended 30 June 2003 in comparison to 6 months ended 30 June 2002 were:

- increase in net profit by PLN 351,809 thousand,
- decrease in short-term payables, except of loans and credits by PLN 101,311 thousand, comparing to growth in first half year of 2002 by PLN 333,421 thousand,
- increase in receivables by PLN 178,868 thousand, combined with increase of PLN 30,788 thousand during 6 months ended 30 June 2003

3.6.2. Investing activities

During 6 months ended 30 June 2003, net cash flows used in investing activities amounted to PLN (-) 832,789 thousand, and during 6 months ended 30 June 2002 amounted to PLN (-) 475,500 thousand. This level of cash flow used in investing activities results from higher expenditures on financial assets (excluding debt securities) by PLN 457,176 thousand (acquisition of German entities).

3.6.3. Financing activities

During 6 months ended 30 June 2003 net cash flows used in financing activities amounted to PLN 602,960 thousand whereas in corresponding period of previous year - PLN (-) 300,194 thousand. There was a significant growth of inflows due to loans and credits by 257.1% and growth of expenses on loans and credits repayment by 31.6%. Lowering of money market interest rates had a significant impact on financial charges due to interests (by PLN 28,389 thousand).
For the reasons described above cash and cash equivalents rose by PLN 201,590 thousand (for 6 months ended 30 June 2002 growth of cash and cash equivalents amounted to PLN 13,952 thousand).

3.7 EMPLOYMENT

Average employment in Capital Group PKN ORLEN (Dominant Company and consolidated subsidiaries) during 6 months ended 30 June 2003 amounted to 17,285 comparing to 17,610 posts during 6 months ended 30 June 2002. Employment in Capital Group at 30 June 2003 amounted to 15,756 employees, which indicates decrease by 1,850 persons in comparison to 30 June 2002, mainly due to disposal maintenance entities.

3.8. SEGMENTS

3.8.1 Refinery Segment

Refinery Segment (in PLN thousand)	6 months ended 30 June 2003	6 months ended 30 June 2002	Change %
External sales	13,376,393	10,601,589	26.2%
Inter-segment sales	1,696,450	1,112,071	52.5%
Total sales	15,072,843	11,713,660	28.7%
Segment result	704,681	418,268	68.5%
EBITDA*	1,062,233	746,711	42.3%
Expenditure on fixed and intangible assets	335,320	259,652	29.1%
Share of segment in the Group's result	70.6%	76.2%	-7.3%
Share of segment in the Group's EBITDA	69.2%	70.6%	-2.0%
Sales profitability	4.7%	3.6%	30.6%
Segment results/segment assets	6.3%	4.4%	43.2%
Segment result/segment equity **	8.3%	6.1%	36.1%
Debts/assets ratio	24.5%	27.1%	-9.6%
Assets turnover ratio	1.337	1.242	7.6%
CAPEX/EBITDA	31.6%	34.8%	-9.2%

*) segment result including depreciation
**) segment's assets less segment's liabilities

In six months ended 30 June 2003 the refinery segment generated sales revenue of PLN 15,072,843 thousand, which represents a 28.7% increase in comparison to the first half year 2002. External sales increased by 26.2% and internal sales increased by 52.5%.

During 6 months ended 30 June 2003 the segment result was PLN 704,681 thousand and was 68.5% higher than the prior year's result. The segment's share in the Group's results dropped to 70.6%. Increase in result was achieved due to favourable macroeconomic factors (quotation prices and margins increase) - despite decrease in national usage of liquid fuel (petrol and diesel oil). Significant effect on the segment's results had the consolidation of first half year's activity in Germany. In comparable conditions (after eliminating revenue of German companies) in first half of 2003 total sales increased by 749,906 thousand PLN (by 6.2%) when compared to first half of 2002.

The Dominant Company continued the process of re-branding filling stations, promotional and marketing campaigns were carried out.

Thanks to the above the increase in non-fuel products sales by 18.1 % was possible. The segment's expenditure level was affected by re-branding costs in Dominant Company, which in six months of 2003 amounted to PLN 25.8 million, and the costs of accrued and paid bonuses of PLN 13.9 million in respect of the VITAY program.

The decrease of inland premium, by PLN 120 million (i.e. 39.9%) had significant effect on the results. It was caused by lower quantity sales of light products in the Dominant Company and grey economy activity as well as necessity to face aggressive price strategy of competition companies.

The great significance for future development of the segment has the activity of major competitors on fuel market in Poland. Negative impact on the segment has also weakening demand (especially for petrol) and the activity of dishonest competition operating on the market with lower excise charge.

3.8.2 Chemical Segment

Chemical Segment (in PLN thousand)	6 months ended 30 June 2003	6 months ended 30 June 2002	Change %
External sales	1,612,947	1,271,432	26.9%
Inter-segment sales	690,363	577,092	19.6%
Total sales	2,303,310	1,848,524	24.6%
Segment result	272,912	82,380	231.3%
EBITDA*	370,273	181,972	103.5%
Expenditure on fixed and intangible assets	130,149	51,774	151.4%
Share of segment in the Group's result	27.3%	15.0%	82.0%
Share of segment in the Group's EBITDA	24.1%	17.2%	40.1%
Sales profitability	11.8%	4.5%	162.2%
Segment results/segment assets	12.0%	3.6%	233.3%
Segment result/segment equity **	13.9%	4.0%	247.5%
Debts/assets ratio	13.5%	9.9%	36.4%
Assets turnover ratio	1.012	0.800	26.5%
CAPEX/EBITDA	35.1%	28.5%	23.2%

*) segment result including depreciation
**) segment's assets less segment's liabilities

In six months ended 30 June 2003 the chemical segment achieved sales turnover of PLN 2,303,310 thousand, which is a 24.6% increase from the first half 2002. External sales increased by 26.9% and internal sales by 19.6%.

In the first six months of 2003 segment result was PLN 272,912 thousand, and was 231.3% higher compared to prior year's result. This significant increase is the effect of taking into account the difference in valuation of the contribution to Basell Orlen Polyolefins Sp. z o.o. (PLN 112 million). As a consequence of putting organized part of the company to Basell Orlen Polyolefins Sp. z o.o., the yield of 50% of the difference between the book value of assets and liabilities and fair value of obtained shares has been showed. As a result of valuation of Basell Orlen Polyolefins Sp. z o.o. using equity method, there was a change in this segment's sales structure (eliminating sales of plastics) starting from 1 March 2003.

Improved result is the effect of increased demand for petrochemical products, and a rise in sales relating to the production intensification of aromatic compounds additives (especially ortoxylene, benzene and paraxylene).

3.8.3 Other operations

Other operations (in PLN thousand)	6 months ended 30 June 2003	6 months ended 30 June 2002	Change %
External sales	254,006	180,757	40.5%
Inter-segment sales	565,704	580,744	-2.6%
Total sales	819,710	761,501	7.6%
Segment result	20,244	48,216	-58.0%
EBITDA*	102,757	129,453	-20.6%
Expenditure on fixed and intangible assets	62,620	48,941	27.9%
Segment share in the Group's result	2.0%	8.8%	-77.3%
Segment share in the Group's EBITDA	6.7%	12.2%	-45.1%
Sales profitability	2.5%	6.3%	-60.3%
Segment result/segment assets	1.0%	3.0%	-66.7%
Segment result/segment equity **	1.2%	4.0%	-70.0%
Debts/assets ratio	12.0%	23.7%	-49.4%
Assets turnover ratio	0.424	0.477	-11.1%
CAPEX/EBITDA	60.9%	37.8%	61.1%

*) segment result including depreciation
**) segment's assets less segment's liabilities

In six months ended June 2003 the segment of other operations achieved sales of PLN 819,710 thousand, which was 7.6% higher than previous year's. External sales increased by 40.5%, while internal sales dropped by 2.6%.

In the period of six months 2003 the segment result was PLN 20,244 thousand, and was by 58.0% lower than the 2002 result. The segment's share in the Group's result fell to 2.0%. Apart from companies producing energy and heating and companies providing services to the Dominant Company, the "other operations" segment consists of entities which were set up in the restructuring process. These entities provide transportation, repair and maintenance and construction services. ORLEN Laboratorium Sp. z o.o. which was set up in the restructuring process in Dominant Company has been also included in the segment.

3.9 DESCRIPTION OF MATERIAL OFF-BALANCE SHEET ITEMS OF THE CAPITAL GROUP

As at 30 June 2003 total value of guarantees and sureties granted to subordinated entities (unconsolidated) amounted to PLN 76,195 thousand (increase by PLN 74,896 thousand) and to other entities PLN 14,714 thousand (increase by PLN 11,632 thousand). Other off-balance sheet liabilities amounted to PLN 9,297 thousand and were lower than as at 30 June 2002 by PLN 37,006 thousand.

3.10 IMPORTANT EVENTS AFFECTING CAPITAL GROUP'S OPERATIONS AND ITS FINANCIAL RESULTS FOR THE PERIOD ENDED 31 DECEMBER 2002 AND FOLLOWING YEARS

The following factors should be considered while assessing future financial position of the Capital Group:

- fluctuations of crude oil prices which affect the costs incurred by Dominant Company and margins realised on products in companies dealing with crude oil processing and fuels production,
- fluctuations of prices of finished products on worldwide markets, what causes fluctuation of margins and affects results of the Dominant Company,
- noticed lower demand for fuels caused by unemployment increase and decrease in population's income in real terms,
- fluctuations of exchange rates causing changes in costs of debt servicing, purchase cost of crude oil and other raw materials and changes in value of prices and margins,
- economic effects reached as a result of continued and newly commenced optimising programmes and benefits from implemented savings and effectiveness programmes (Comprehensive Program of Operating Costs Reduction, Risk Management System and Value Based Management System),
- effectiveness of fuel retail business in Germany,
- preparation and implementation beginning 1 January 2003 of Reporting Directors Parametric Bonus Program in the Dominant Company, which enables making salaries dependant on economic results,
- changes in reporting due to improvement in financial and accounting system enabling to obtain more accurate segment data (including retail data),
- activity of a joint-venture company Basell Orlen Polyolefins Sp. z o.o. which produces petrochemicals based on existing installation and from year 2005 production of petrochemicals will be based on new installations,
- work in progress on bio-fuels act,
- necessity of adjusting standards of produced fuels to European Union norms (content of sulphur on level of 50 ppm in year 2005 and in year 2009 – 10 ppm) and related to it increase of capital expenditures,
- stagnation in agriculture and construction industry negatively affects operations of companies active on those markets, for example fertilizers or PVC production.
- steep price competition among chemical plants in Poland and aggressive price policy of the main worldwide PVC producers influence unfavourably sales and prices of Anwil S.A.
- constant downturn in aviation and war in Iraq as well as SARS epidemic breakthrough caused decrease in orders for fuel in Petrolot Sp. z o.o.

IV. MAJOR ACHIEVEMENTS IN THE AREA OF TECHNICAL RESEARCH AND DEVELOPMENT IN THE CAPITAL GROUP

The year 2002 was the first year in which the Dominant Company operated under the new ecological laws which were introduced at the end of 2001. Change in ecological priorities in new law regulations are also reflected in the environmental politics of the Dominant Company for the 6 months ended 30 June 2003. One of the fundamental goals of the policy mentioned is to ensure the integrated system of environment pollution prevention. Correctness of the Dominant Company's activity, as far as impact on environment is concerned, was subject to control by the internal services, authorised administration bodies and external auditors.

An ultimate awareness of the impact that the Capital Group entities have on environment allows on systematic adaptation of planning methods and conducting the pro-ecological processes. Objective for this activity is to maximize the ecologic neutrality of the production complex in Plock, as well as the other entities in the country, for their direct environment and at the same time minimization of the influence on the environment, resulting from usage of their products. The strategy of the Dominant Company, which was transferred to the existing and future development programs as well as to other activities realised on the basis of implemented in the Production Plant System of Environmental Management according to PN – EN ISO 14001 norm, is subordinated to this objective. Commitment to expand this program on other entities of PKN ORLEN around the country and construction of integrated System guarantees constant decrease of the negative impact on environment in all areas of the Group's activity.

Efforts of the Dominant Company and the remaining entities constituting the Group will point at fulfilment of the following environmental goals:

1. Providing the integrated system for prevention and monitoring of pollutions emitted to air, water and ground as well as to produced waste in order to guarantee a high level of the whole environment prevention with simultaneous maintaining of the balanced development rule.
2. Achieving the stage of full compliance to the existing regulations and ecological norms.
3. Applying the best available technologies (BAT) for new and modernised objects.
4. Undertaking the prevention activities as far as serious industrial damages are concerned.
5. Providing the acoustic prevention for areas and objects around the Production Plant in Plock subject to such prevention.
6. Decreasing the emission of detrimental substances from liquid fuel engines through increase the share of pro-ecological fuels, including low – sulphur fuels and bio fuels.
7. Excluding risk of pollution spreading in soil and earth as well as impact on human life and health.

8. Providing access to information concerning influence of the Company on the environment for all concerned.
9. Increase of the ecological consciousness of the employees.
10. Continuing of the Responsible Care program.
11. Constant improvement of the Environmental Management System and its integration with Quality Management System in order to create sole effective Management System.

Fulfilment of 22 paragraphs of the Ecological Adaptation Program covers five areas where the impact on environment is most visible, and the reduction of the impact is most desired. To these areas belong: air protection, noise, waste management and water and sewage management. Until the end of 2003 all tasks of the Ecological Adaptation Program will be fulfilled. The effects of these activity will be further decrease of the negative impact of the refinery – petrochemical production complex in Plock in all environmental components.

For a period longer than six years the Dominant Company have been the participant of the international program "Responsibility and Care". Among numerous projects accepted for realisation are:

- cooperation with non – governmental organizations acting for environment protection,
- work on widening of the Environment Management System, in compliance with norm ISO 14001 to the Regional Operating Divisions of the Dominant Company,
- publishing the brochure "Safety card for persons staying at the premises of the Production Plant in Plock",
- publication of "Rules of safe labour in PKN ORLEN"
- developing and supervising the electronic version of the "Handouts for ecologic employee of PKN ORLEN"

As far as research, development and new technologies implementation is concerned, the Dominant Company do not conduct its own activity. For 6 months ended 30 June 2003 the cooperation with 39 contractors was set up. 48 new agreements were signed and work on 30 agreements and 3 contracts from 2002 were continued. Total in first half year of 2003 tasks from 59 agreements and 3 contracts were settled up (completely either partially).

The activities described above are ordered to external institutions (research centres and organisations, public high schools and all types of companies of these type of activity). The most important tasks realized during 6 months ended 30 June 2003 are:

1. Agreement with Aspen Tech. Ltd. for "Improvement of PIMS program"
2. Contract with Shell for the „Program of Profit Improvement through reasonable reduction of the costs of maintenance of operations and optimisation of the timing of utilisation of production equipment".
3. "Report on safety of the Production Plant in Plock" developed by the Department of Processing Engineering and Environmental Protection of the Technical University of Lodz, with significant cooperation of the PKN ORLEN specialists.
4. „Internal Operational and Rescue Plan for the Production Plant of PKN ORLEN", that is required by the

Environmental Protection Act. This plan will increase the level of safety in the Company.

5. Development of "Characteristics card" for products, semi-products, wastes and "Written instructions for drivers". The Dominant Company is obliged to set up them by the Decree of Minister for Health and Social Care dated on 21 August 1997 on dangerous substances, posing threat to life or health. Producer and provider of dangerous chemicals is obliged to posses cards of characteristics of theses substances and make them available to their receivers free of charge as well as inform about all implemented changes.
6. Development work "Establishment of the optimal thermo vision method for control of the furnace pipes used in Production Plant of the Polski Koncern Naftowy ORLEN", carried out by PIRS Pregowski Infrared Services in Warsaw with cooperation of the Institute of Optoelectronics of the Military Technical Academy, Department of Thermodynamics of the Aviation Institute, Institute of Electronics Materials in Warsaw and Military Technical Institute of Armament in Zielonka and employees of the TMD Department. Above work enables to lower the costs of repairs and will improve the technical safety.
7. Work: „Impact of characteristics of oil components and used of enriched additions on effectiveness of filters, pumps and injections in the fuel systems of engines with automatic ignition", conducted by Central Oil Laboratory in Warsaw and three brochures realised by the Institute of Oil Technology in Krakow: "Estimation of the effectiveness of the depressing packets for diesel and light heating oil", "Laboratory and engine valuation of quality of Ekodiesel Plus 50" and "Research on compatibility of enrichment additions to diesel". Above research are connected with the improvement of the quality of our products and are the effect of our care for customers. Work were connected with researches on composition of enrichment additions to engine fuels and their impact on fuels quality (compatibility of the additions used).
8. Marketing research conducted by IntraChem from Warsaw: „Research on phenol market and its perspectives of ensuring the profitable sales of complete PKN ORLEN production until 2010." and „Research on acetone market and its perspectives of ensuring the profitable sales of complete PKN ORLEN production until 2010." and „Research on benzene market and its perspectives of ensuring the profitable sales of complete PKN ORLEN production until 2010."

With concern for technical safety of working installations in places particularly subject to corrosion and erosion, there is a on-going monitoring consisting of:

- measurement of corrosion and sediment on construction materials on particular installations,
- measurement of hydrogen corrosion on carbon steel performed in quarterly cycles or more often, depending on danger of corrosion,
- systematic measurement of corrosion of carbon steel using probe and corrosion meter from Rohrback Cosasco Systems,
- and on intervention activities in case of abnormal during safeguarding.

Current monitoring conducted using already mentioned methods gives reliable information on dangers enabling effective counteract in case of their increase. Enables full control and evaluation of effectiveness of used technology

of protection, including current control of chemicals usage and optimisation of their usage. Monitoring is the source of valuable information concerning efficiency of protection used and potential directions of their modifications. As a result of work performed in that area the failure frequency of instruments decreased, life of pipelines, condensers, coolers, pillars, pumps and many other instruments increased. As a consequence, increasing anti-corrosion protection causes longer periods between repairs and have an influence on minimalisation of repairs, what as a consequence causes decrease in repair costs. During 6 months ended 30 June 2003 in the Dominant Company under continuous control there are following installations: DRW II, DRW III, DRW IV, DRW VI, HOG, Hydrocracing, OLEFINY II, Installation of Hydrogenation of Popirolytical Fuels.

During 2003 there was a change in attitude towards the role of information systems in the Dominant Company. That technology does not create directly competitive advantage, how it was lately, but it is a common and necessary business element, which as management methods and organisation, should be efficient and effective.
The main goal is to make information technology the means of changes in the conduct of the business, that is used by all employees involved in creation of the value chain within the company. Information systems are peculiar nervous system of the company, and the Dominant Company is not able to function without effective support from the information technology. IT secures all necessary sources within the range of systems and architecture of information environment needed to achieve the strategic goals of PKN ORLEN.

The main areas of the extension of the Dominant Company's IT infrastructure during 6 months ended 30 June 2003 include:

1. Implementation of the business systems SAP R/3 in following companies:
    a. Basell Orlen Polyolefins Sp. z o.o.
    b. ORLEN Asfalty Sp. z o.o.
    c. ORLEN Laboratorium Sp. z o.o.
2. Implementation of CARMEN system to service car fleet
3. In card systems:
    a. Design and activation of Super-VITAY loyalty cards service,
    b. Activation of Online supercharging of points mechanism,
    c. The process of booking of invoices was significantly advanced as a result of development of FLOTA system.
4. Introduction of homogonous, in line with own stations standards reporting system for franchise and patronage stations.
5. End of work on upgrade of infrastructure.
    a. SAP R/3 and Business Warehouse,
    b. System of transmission and collection of data from petrol stations (RSTD).
6. Activation of the newest version of Reuters.

Currently the Dominant Company conducts works concerning:

1. Building of a complex plan of action in case of danger and crisis.
2. Implementation of payroll module HR SAP R/3, which on one hand will replace currently exploited payroll system and will assure support in areas of recruitment and development of personnel (trainings, evaluations, career paths), accounting for business trips for own purposes as well as for greater possibility of integration within the Capital Group and will deliver tools simulating creations and control over budget. System will start operating from 1 January 2004.
3. Modernisation of system information tools in order to improve the quality of internal customer service through introduction of professional Help Desk – system will operate from 1 January 2004.
4. Implementation of "Data Mining", which will help to initiate tasks in area of marketing and sales, which will bring in effect significant financial results – system will be issued to use in 1Q 2004.
5. Implementation of www.orlen.pl platform, which is servicing internal customers as well as institutional and individual customers, introducing new quality in the process of internal and external communication.
6. Implementation of the project „Safe petrol station", one standard on own petrol stations significantly increasing safety of the employees, customers, equipment as well as of operations and actions performed on stations.
7. Preparation for audits (selection of partners and scope of work):
   - Safety
   - SAP R/3, in order to define business profits from implementation of system upgrade to SAP Oil&Gas.
8. Creation of target, centralised IT organisation, more concentrated on business and user.

Achievements of major Group companies in the field of research and development:

- **Anwil S.A.**

The main research work conducted in Rafineria Trzebinia S.A. during 6 months ended 30 June 2003 includes

- Continuation of work on improvement of PVC technology of production. The group of engineers from PVC Complex continues the work on another stage of implementation of technology of closed reactor. The works concentrated mainly on selection of parameters and automation of discharging of the reactor and its rinsing as well as increasing the production capacity in VC section.
- Continuation of works by the team of specialists from PVC Complex and project development unit, concerning modernisation of production plant of chlorine and soda lye (change in technology from diaphragm technology to membrane technology). Tender for delivery of technology and major equipment was carried out as well as preliminary evaluation of offers. On the basis of offers the technical concept of modernisation was specified in the view of investment cost and exploitation cost. Update of offers as well as negotiations and signing of the contract was planned for IVQ 2003.

- **ORLEN Projekt S.A.**

The company obtained the certificate „NATO requirements concerning assurance of quality during designing of development and production works“ AQAP 110.

- **Rafineria Nafty Jedlicze S.A.**

Major research work carried out in Rafineria Nafty Jedlicze S.A. during 6 months ended 30 June 2003 are as follows:

- End of work concerning implementation to the production process not inflammable liquids HFC, used in mining mechanic cases.
- End of attest work concerning acceptance for the usage of washing-disinfecting concentrate BIOTEXOL used in mining mechanic cases and hydraulic positions in underground mine headings (CERTIFICATE NR B/345/2003),
- Finalization of works in area of machine oils technology ISO VG5-10, applying refinery methods of using lye for fractions coming from conservative crude oil processing in Rafineria Nafty Jedlicze S.A.
- Development of research on hydro-refining with view to re-work production of oils into industrial oils,
- Introduction of studies on technology of production of oil for flotation.
- Introduction of studies on technology of antiadhesion oil.

- **Rafineria Trzebinia S.A.**

The main research work conducted in Rafineria Trzebinia S.A. during 6 months ended 30 June 2003 includes invention of technology of asphalt glue for hot usage.

- **ORLEN-Oil Sp. z o.o.**

During 6 months ended 30 June 2003 the company implemented to the production and sales the following products:

1. Diesel for car engines:
   - Platinum Synthetic SL/CF 5W/40
   - Platinum Semisynthetic SL/CF 10W/40
   - Platinum Mineral SL/CF 15W/40
   - Platinum Turbo Diesel CF 5W/40
   - Platinum Gas Synthetic SL 5W/40
2. Diesel for motorcycles – Platinum Moto 4T
3. Diesel for two-stroke engines – Platinum Moto 2T

4. Diesel for two-stroke boat engines:

- Platinum Boat (mineral)
- Platinum Boat Bio TC-W3 (synthetic, recyclable)

5. Gear oils:

- Platinum ATF III (for automatic gears)
- Platinum Gear GL-5 75W/90

6. Multifunctional oils for tractors – ORLEN OIL Agro UTTO
7. Oil for air compressors
8. Oil for air compressors - Coralia VDL
9. Hydraulic oils with washing properties Hydrol HLPD

- Polyurethane lubricant Polimo PU-2
- Diesel for two-stroke engines (for export):
- Motor Oil M2T,
- Motor Oil M2T Super.

V. POLICIESES CONCERNING THE CAPITAL'S GROUP DEVELOPMENT

- **Activities of Basell Orlen Polyolefins Sp. z o.o.**

The company Basell Orlen Polyolefins Sp. z o.o. started its business of producing and selling polyolefin on 1 March 2003. Realization of investment program to build new installation to produce polyolefin will set producing capabilities at the level of 400 thousands tonnes of polypropylene, and 320 thousands tonnes yearly of polyethylene HPDE. The production of new objects will help to cover fast developing markets needs. Due to that undertaking in the first half of 2005, the only one in Poland factory producing polyethylene HDPE will be activated. The polyethylene is currently available on our market only through import.

- **Retail activity in Germany**

As a result of the purchase of petrol stations in Germany, the Dominant Company administers over 2.5 thousands petrol stations which, assuming future consolidation of the branch, gives an advantage to such companies as MOL or OMV. The acquisition of petrol stations in Germany will enable a better approach to the market, in the future, in the environment of competition protection regulations. An excessive concentration on the Polish market, without any possibility to intensify retail on other markets, would restrict development in this area considerably. The goal of the Company's Management is to achieve a stable increase of the share in North Germany market. In the future, as a result of the development of refinery and petrochemical part of the Company, excess of produced fuels may occur. This surplus can be placed on German market.

- **Comprehensive Operational Cost Cutting Programme**

In December 2002 Management of the Company made a decision to implement in the years 2003-2005 comprehensive operational cost cutting programme. As a result of taken actions a cooperation with McKinsey&Company was set. The consultancy offered realization of "Comprehensive Operational Cost Cutting Programme of PKN ORLEN" consisting of two phases. The first phase identifies the potential for cost reductions and the detail concept of the plan, based on the definition of key initiatives and monitoring process. The second phase will include initiatives implementation and results monitoring. As a result of program implementation operating cost in all areas of activities should decrease significantly. Financial results improvement and lower working capital requirements should be visible already this year.

- **Value Based Management**

Leading companies in the oil & gas sector ensure their investors high and systematic return on invested money, increasing economic and market value of the company. Therefore it is easier to realize strategic targets and strengthen competitive position. Systematic and constant improvement of effectiveness is not only cost reduction and saving programs, but also margin improvement and capital optimisation. Effective tool is therefore value based management. Results of adjusting systems in PKN ORLEN to the philosophy of creating shareholders value should be visible already in 2003.

- **Optimisation programs**

The contract realised with Aspen Technology Limited Sheraton House is still in progress. The contract ensures the improvement of performance of programme PIMS used for production process optimisation. Entire implementation of modified system is planned for year 2003. Over one year lasting cooperation with Shell Global Solutions International results in optimisation of production time of installations and decreases maintenance costs. In the Dominant Company the programme is currently functioning on several installations and till 2005 it will cover gradually whole Production Plant.

MERIT program is aimed at the implementation in the whole factory of one risk management methodology. This will bring a consistency in decisions related to repairs, taking into consideration their profitability and influence on operational safety of the installations.

- **Investment Programme**

Effectiveness of the Dominant Company's growth during 6 months ended 30 June 2003 was to a great extent influenced by investment processes in production and marketing. Realization of the above investments results from Investment Program. The major areas of activities are as follows:

- technology investments taken to reduce production costs and adjust products to UE requirements,
- electrical power engineering and environmental protection undertakings, to secure a safe and harmony with environment protection requirements related to production installations,
- logistics objects, which include tasks connected with wholesale oil distribution to lower costs and adjusting to ecological requirements and storing inventory in accordance with UE requirements.

The Group plans following investments:

- construction and modernisation of the petrol stations,
- rebranding stations in Germany,
- developing the loyalty cards system,
- modernization of storage base,
- construction of new containers,

- modernisation and expansion of distribution capabilities,
- investments for patronage and franchise stations.

- **Loyalty programmes implemented in the Dominant Company**

Loyalty programmes FLOTA POLSKA and VITAY (described in details in point II) turned out to be a success. One of the targets of the above mentioned programmes is a creation of strong relationship between a client and the Company. The FLOTA POLSKA programme started recently expansion on foreign markets. A huge contract was concluded recently with Lithuania carriers.

Introduction of so-called prepaid cards of "W" type strengthened the position of the Company as the leader of card programs in Poland. The prepaid cards are characterised by high level of security and have advantages of "electronic purse". In the future the card programs of PKN ORLEN S.A. will be focused on gaining new clients and offering them new services and new sales methods.

- **Consolidation of asphalt's production and distributions**

The Dominant Company together with Rafineria Trzebinia S.A. participates in asphalts production and distribution consolidation project. Such activity will enable to strength Group's dominant position on the Polish asphalts market. In line with anticipated development of the road infrastructure in Poland, the increase of demand for products produced by the new company is expected.

- **Involvement in Iraqi's reconstruction**

As one of the last of its investments, in June 2003, PKN ORLEN purchased from POLIMEX-CEKOP S.A. 7,499 shares of POLIMEX-ENERGP Sp. z o.o. located in Krakow. PKN ORLEN and POLIMEX-CEKOP intend the company to become a basis for the future cooperation of selected Polish companies in projects realized in Iraq by the international community.

- **Capital investment plan**

The concept of future capital investment of the Dominant Company is based on two fundaments:

- assurance of the strong market position in Poland as the base towards mergers and acquisitions in Central Europe and
- actions towards strategic alliances with the largest partners in Central Europe leading to creation of an entity, which would have a dominant position in the region.

Realization of this goals is being proceeded by all the activities of investment character. Described by the Company's Management investment policy assumes the increase of effectiveness through disinvestment process in non-core companies. PKN ORLEN is going to participate actively in the privatisation process of fuel and chemical sectors in Poland. This should influence the perception of the Company in Poland and abroad. The prospects of a cooperation with a strong and reliable partner give the opportunity for regional consolidation, in which PKN could play a dominant role.

- **Prospects of companies development within the Capital Group**

The strategy of the Dominant Company assumes strengthening of the strategic companies portfolio. The process of disinvestments is planned to be continued in relation to non strategic companies. Resources freed up in this process will be used to finance core activities of the Company.

The process of seeking investors will be held for each company or portfolios of Capital Group Companies. It will be also considered to activate management of companies to carry out MBO transaction.

On 20 May 2003 the Management of PKN ORLEN agreed on the a concept of divestment of transport and service companies.

As a result of the restructuring of PKN ORLEN, the process of preparing selected companies for sale is currently in progress.

The Company plans to dispose, until the end of 2004, shares and stakes in most of the minority companies, in which it helds less then 20.00% of share capital and which were purchased as a result the debt conversion.

VI. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS IN THE SIX MONTH PERIOD ENDED 30 JUNE 2003 AND AFTER THAT DATE UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL

1. On 14 January 2003 Mr Jozef Wozniakowski – Member of the Management Board resigned. The reason for Mr Wozniakowski's resignation is his appointment to the position of State Undersecretary of the Ministry of State Treasury.

2. On 28 February 2003 due to fulfilment of agreement on joint economic enterprise (agreement on joint venture company creation) signed on 30 September 2002, between PKN Orlen S.A. and Basell Europe Holdings B.V. ("Joint Venture Agreement"), after fulfilment of certain suspending conditions stated in Joint Venture Agreement, several activities has been accomplished in order to set up joint venture between PKN Orlen Holdings B.V. ("Join Venture Agreement") on the basis of Poliolefiny Polska Sp. z o.o. based in Plock ("Joint Venture Company"), which up to now the only partner is PKN Orlen. On 28 February 2003 General Meeting of Shareholders of Joint Venture Company was held, during which PKN Orlen as the only partner executing General Meeting of Shareholders' rights, decided to increase share capital from PLN 50 thousand to PLN 907,398 thousand by creating 1,814,696 new shares of par value PLN 500 each. PKN Orlen in exchange for its organized part of the business contributed in kind which includes real property, installations and facilities, as well as trading capital used to production and distribution of polyolefin, acquired 907,298 new shares. The remaining 907,398 new shares was acquired by Basell Europe Holdings B.V. in exchange for contributed cash. Taking into consideration shares owned by PKN Orlen before decision of increase of share capital, after registration of increase of share capital PKN Orlen and Basell Europe Holdings B.V. will have equal amount of shares of Joint Venture Company. Under the specific agreement, on 28 February 2003, the Joint Venture Company entered to the Joint Venture Agreement described in current report No 85/2002 issued on 20 September 2002. Additionally on 28 February 2003 several agreements were made between Joint Venture company and companies from Basell capital group and between Joint Venture Company and PKN Orlen or companies from PKN Orlen capital group. Significant amount of above agreements were made between Joint Venture Company and PKN Orlen subsidiaries, which provide Joint Venture company with services necessary to run the business, character and conditions of these agreements results form current operational activity of Joint Venture Company.

3. On 28 February 2003, the Company acquired 494 filling stations (323 stations under the name BP – Aral and 171 under the name Eggert – company previously acquired by ARAL) The initial price paid amounted to EUR 100,900 thousand.

4. On 1 March 2003 Poliolefiny Polska Sp. z o.o. located in Plock ("Polyolefin") commenced its business operations. Joint venture of PKN Orlen and Basell Europe Holdings B.V. was described in point 2 of this chapter.

5. On 14 March 2003 the Management Board of PKN Orlen S.A. announced that The Bank of New York decreased by 2.01% the number of shares of PKN Orlen S.A. As at 22 November 2002 The Bank of New York possessed 61,779,572 shares constituting 14.70% votes at General Shareholders' Meeting. As at 12 March 2003 The Bank of New York possessed 53,336,068 shares of PKN Orlen S.A., constituting 53,336,068 votes at the General Shareholders' Meeting and 12.69% stake in share capital and votes at the General Shareholders' Meeting.
6. On 27 March, the Management Board of the Company informed, that on 25 March, Jacek Bartkiewicz was appointed by the State Treasury to Supervisory Board of PKN Orlen S.A. Simultaneously, Grzegorz Mroczkowski was dismissed.
7. On 17 April 2003 the Management Board of PKN Orlen S.A. announced resolutions authorised by the PKN Orlen S.A. Extraordinary Meeting of Shareholders on 17 April 2003. Resolutions concern among others: changes in the Company's Statue, completion of the Supervisory Board, granting the agreement for sale and lease of the property belonging to the Zaklad Asfaltow as well as sales of two Oil Production Companies in Brzeg Dolny and Gliwice.
8. The PKN Orlen S.A. Extraordinary Meeting of Shareholders on 17 April 2003 appointed Orest Andrzej Nazaruk to the supervisory Board of PKN Orlen S.A
9. On 30 April 2003, PKN ORLEN received a license for trading (sale and purchase) of gas fuels for the period from 2 June 2003 to 2 June 2013. PKN ORLEN, in line with its strategy, expanded the scope of its activities with natural gas trading within Poland in order to deliver common supplies of gas fuels to the Capital Group companies.
10. On 16 May 2003 The Highest Court overruled President of Office for Protection of Competition and Consumers' cessation from the verdict of Antimonopoly Court in Warsaw from 21 February 2001. In verdict sued by OPCC, Antimonopoly Court in Warsaw cancelled decision of OPCC, which charges PKN Orlen with using monopoly practices consisting in taking advantage of dominant position on liquid fuel market by creating fuel prices that enable unjustified benefits. (current report No 66/2000 from 12 October 2000). Decision of the Highest Court is ultimate and is not subject to be sued.
11. On 21 May 2003 the Management Board of PKN Orlen (later referred to as Company) informed about commencement of the bond (bearer bonds with priority subscription rights) issuance procedure. The Management Board of the Company undertook action to introduce this subject on the General Shareholders Meeting as well as the issues related to the introduction of a new motivation programme. The programme (later referred to as "New Motivation Programme") is based on bonds issuance with priority subscription rights. Intention of introducing the New Motivation Programme results from the expiration of the existing motivation

programme based on A bonds series interchangeable to D shares series in the end of 2003.

12. On 26 May 2003, the Management Board of PKN ORLEN, signed a Letter of Intent with Agrofert Holding A.S. based in Prague (Czech Republic) in respect of possible establishment of a consortium which could participate in privatisation of Unipetrol A.S.

13. On 17 June 2003 President of Electricity Regulation Office with decision No OGZ/12/554/W/2/2003/AS granted PKN Orlen with license for trading with abroad of natural gas for the period from 20 June 2003 to 20 June 2013. PKN Orlen, in line with its strategy, expands the scope of its activities with natural gas trading with abroad in order to deliver common supplies of gas fuels to the Capital Group companies. These steps aim to optimise purchase costs of raw gas material, which in a couple of years should lead to a few tens of millions of savings.

14. On 24 June 2003, the Management Board of PKN ORLEN announced a decision to develop and implement Comprehensive Operational Cost Cutting Programme in PKN ORLEN. The Programme is aimed at efficiency improvement and increasing the value of the Company through permanent reduction of operating costs. The targeted cost reduction has been defined as PLN 800 million per annum calculated on the 2002 cost base. The implementation of the Comprehensive Operational Cost Cutting Programme started on 1 July 2003. The Programme is planned to be completed by the end of 2004. The Programme's full effect should be reflected in 2005 financial year. Out of targeted PLN 800 million 91% relates to reduction of non-labour costs and 9% to personnel related costs.

15. On 4 July 2003 the Management Board of PKN Orlen S.A. was informed by Commercial Union Open Pension Fund BPH CU WBK based in Warsaw, that Commercial Union OFE BPH CU WBK possessed at 1 July 2003 2003 21,533,539 shares of PKN ORLEN S.A., constituting 5.125% of share capital and 21,533,539 votes on the General Meeting of Shareholders which equals to 5.125% of total number of votes on the General Meeting of Shareholders of PKN Orlen.

16. On 10 July 2003 the Highest Court in Warsaw considered cessation (I CKN 534/01) of President of the Office for Protection of Competition and Consumers ("OPCC") from the verdict of District Court in Warsaw, OPCC from 13 August 2001 (XVII Ama 95/00), where the Court annulled decision of the President of the OPCC which blame PKN ORLEN of applying monopolistic practice on the market of monoethylene glycol and cooling liquid "Petrygo". The Supreme Court annulled the verdict of the Anti-Trust Court due to administrative deficiencies. In these circumstances the case will be conducted again by District Court in Warsaw and Anti-Trust Court.

17. On 14 July 2003, the Management Board of PKN ORLEN announced that PKN ORLEN was informed by the Management Board of Nafta Polska S.A. that the Board rejected the offer submitted by the Consortium of Rotch Energy Limited and PKN ORLEN dated 11 December 2002 with subsequent supplementations (an offer to purchase from Nafta Polska S.A. 75% of shares of Rafineria Gdanska S.A. – presently LOTOS Group S.A.) without stating the reason. The Management Board of PKN ORLEN announced that on

14 July 2003 a separate letter, was received from Nafta Polska, informing that NAFTA POLSKA S.A. decided to end the tender for shares of Rafineria Gdanska S.A. (presently LOTOS Group S.A.) without a resolution. On 14 July 2003, PKN ORLEN notified Rotch Energy Limited of the termination of the Consortium Agreement between PKN ORLEN and Rotch Energy Limited signed on 30 October 2002 and consequently of the termination of the Consortium.

18. On 6 August 2003 the Management Board of PKN Orlen announced that the number of its shares held by The Bank of New York decreased by 2.03%. According to current report No 17/2003 from 14 March 2003 The Bank of New York possessed 53,336,068 shares of PKN Orlen S.A. constituting 12.69% of total number of votes on the General Meeting of Shareholders. On 5 August 2003 the Bank of New York possessed 44,779,954 shares of PKN Orlen constituting 10.66% of share capital and votes on General Meeting of Shareholders.

19. On 29 July 2003, the Management Board of PKN ORLEN announced that it issued guarantee letters to Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG and an insurance entity - Zurich Versicherung AG - to secure liabilities of ORLEN Deutschland GmbH resulting from fuel trading operations and amounting to EUR 115 million. The guarantee is valid for 12 months.

20. On 30 July 2003, PKN ORLEN announced that it signed an Agreement for a five-year syndicated loan of EUR 500 million. PKN ORLEN is entitled to utilise the loan both in EUR and USD. Interest rate is based on adequate rate EURIBOR/LIBOR increased by credit margin ranging from 0.40% to 0.60% annually depending on level of financial indicators. Credit repayment is not secured with charges on assets of PKN Orlen. Obtained funds are to be used for the repayment of existing foreign currency debts and for financing economic activity of PKN Orlen.

21. On 19 August 2003 ORLEN POWIERNIK Sp. z o.o. which is 100% owned by PKN Orlen, in line of realisation of Motivation Programme issued an offer to Members of the Management Board of PKN Orlen for purchase of series A bonds changeable to series D shares of PKN Orlen. On 19 August 2003, on the basis of this offer Members of the Management Board has been entitled to receive total of 1,640,493 bonds at a purchase price equal to average share price at the Warsaw Stock Exchange for 30 trading days before the appointment of each individual Board Member and increased by 10%. However the price cannot be lower than the bond's issue price of PLN 20.30.

22. On August 28th 2003, the Management Board of PKN ORLEN S.A. presented to the Supervisory Board a programme of doubling the economic value of the Company over three years. This ambitious goal is to be achieved thanks to Value Based Management (VBM). The main objective of the Value Based Management programme is to direct PKN ORLEN's strategy towards creating value for shareholders. The principal purpose of the project is to establish a sound platform for the performance of strategic goals, to increase the financial potential and operational efficiency, to enhance PKN ORLEN's competitiveness in Poland and in the region, and to strengthen competence and motivation of the management throughout the Group. The essence of the programme is that the management systems are based on Shareholders Value Added (SVA), calculated as the

excess of after-tax operating result over the cost of employed capital. The cost of capital includes not only cost of debt but also the rate of return required by the shareholders contributing equity to the Company. The program is implemented in co-operation with Andersen Business Consulting and includes elements of the cost-cutting programme realised in co-operation with McKinsey. The value creation at PKN ORLEN will focus essentially on three segments. In the retail segment, SVA is to increase by PLN 231m thanks to reorganisation and modernisation, combined with a cost-cutting programme and actions aimed at enhancing sales efficiency. The target for SVA in production, logistics and wholesale is a PLN 510m increase, to be achieved mainly through the introduction of a new sales and marketing strategy, implementation of a margin optimisation system, enhancement of the processing efficiency, optimal utilisation of distillation capacity and cost savings. The restructuring programme and costs saving at the Group companies should improve SVA by PLN 48m. The strategy of Value Based Management is inseparably connected with generating Shareholders Value Added. The Management Board, tapping on the experience of the Western corporations, intends to go on to the implementation phase of the value creation strategy through defining specific goals for each of the directors. The whole Company's management will be involved in the implementation of particular elements of the strategy, by breaking down general objectives into constituent ones using the value trees developed at the Company. Each decision relating to the Company will be assessed in the context of the ratios which have a bearing on the increase in the Company value. In order to achieve a new level of corporate culture, value creation trainings will be conducted for PKN ORLEN employees. The Management Board hopes to form teams oriented towards an effective implementation of the activities comprising the strategy. Currently work is underway to develop an incentive programme for PKN ORLEN employees, which will support the creation of the Company value.

23. On 29 August 2003, on the basis of share transfer agreements, Company sold to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.:
    - 935 shares in Serwis Katowice Sp. z o.o. with a par value of PLN 100 each, representing 55% of the initial capital of Serwis Katowice and the same number of votes at its shareholders' meeting.
    - 3,215 shares in CPN Serwis Kielce Sp. z o.o. with a par value of PLN 100 each, representing 100% of the initial capital of CPN Serwis Kielce and the same number of votes at its shareholders' meeting
    - 2,000 shares in Serwis Kedzierzyn Kozle Sp. z o.o. with a par value of PLN 100 each, representing 80% of the initial capital of Serwis Kedzierzyn Kozle and the same number of votes at its shareholders' meeting
    - 675 shares in Serwis Rzeszow Sp. z o.o. with a par value of PLN 500 each, representing 97.26% of the initial capital of Serwis Rzeszow and the same number of votes at its shareholders' meeting.

    Following the above transactions PKN ORLEN will not have any holding in any of the companies. Moreover, PKN ORLEN holds 99.94% of the initial capital of ZUD.

24. On 19 September 2003, PKN Orlen placed with the Romanian Ministry of Industry and Commerce a Letter of Intent expressing PKN ORLEN's interest in the privatisation of Romanian oil leader, SNP Petrom. PKN ORLEN also allows for the possible establishment a consortium of investors interested in purchasing a stake in SNP Petrom. The above step is in line with PKN ORLEN's strategy of active participation in regional consolidation. PKN ORLEN believes this to be a very interesting opportunity, especially in terms of Romania's fuel market potential and Petrom's upstream operations.

25. On 18 September 2003, Management Board of PKN Orlen announced that the number of its shares held by The Bank of New York decreased. According to current report No 62/2003 from 6 August 2003 The Bank of New York possessed 44,779,954 shares constituting 10.66% of votes at the General Shareholders' Meeting. As at 17 September 2003 The Bank of New York possessed 41,780,674 shares constituting 9.94% of share capital and 9.94% of total of votes at the General Shareholders' Meeting.

Important events in other companies of the Capital Group:

- **Niezalezny Operator Miedzystrefowy Sp. z o.o. (NOM)**

On 20 May 2003 Supervisory Board of PKN ORLEN took a resolution approving the execution of the put option for all shares possessed by the Company in share capital of Niezalezny Operator Miedzystrefowy Sp z o.o („NOM") located in Warsaw, valued at cost PLN 84,000 thousand, by accepting by PKN ORLEN an irrevocable offer made by Polskie Sieci Elektroenergetyczne S.A. ("PSE") for purchasing of all shares owned by PKN ORLEN in NOM, according to the agreement on meeting the terms of consolidation process and development of telecommunication investments entered on 8 June 2000 between PKN ORLEN and Polskie Sieci Elektroenergetyczne S.A. in Warsaw and Telekomunikacja Energetyczna Tel-Energo S.A.

On 20 May 2003 the Management Board of the Company submitted a declaration on the acceptance of the offering resulting from the option to sell all PKN's shares of NOM to PSE. The "put" price equalled to PLN 111,511,300 and was calculated as a sum of a par value of the shares sold and a cumulated investment premium calculated according to the Agreement. Shares sold by the Company constitute 35% of NOM share capital and the same percentage of votes at the General Shareholders Meeting of NOM.

- **Basell Orlen Polyolefins Sp. z o.o. (formerly operating under the name Poliolefiny Polska Sp. z o.o.)**

On 21 May 2003 the District Court of Warsaw, XXI Economic Department of the National Court Register, registered the share capital increase in Basell Orlen Polyolefins Sp. z o.o. (formerly: Poliolefiny Polska Sp. z o.o.) located in Plock – event described above.

- **ORLEN Asfalt Sp. z o.o. (formerly operating under the name of BITREX Sp. z o.o.)**

On 31 May 2003 PKN ORLEN signed a sale agreement of assets (including real estate, fixed assets and equipment) of its Asphalt Production Division to Bitrex Sp. z o.o. located in Trzebinia ("BITREX") for the total value of PLN 81,755 thousand. Additionally, following the resolution of the Ordinary General Shareholders Meeting of BITREX dated 23 May 2003 regarding an increase of the initial capital of BITREX (previously 100% owned by Rafineria Trzebinia S.A.), PKN ORLEN acquired 100,000 shares with a par value of PLN 500 each. After the registration of the capital increase in National Court Register, PKN ORLEN owns shares representing 82.46% of the initial capital in BITREX. The remaining 17.54% stake is owned by Rafineria Trzebinia S.A. The name of the company was changed to ORLEN Asfalt Sp. z o.o. The company's business activities include asphalts production and sale. Above activities will allow PKN ORLEN to strengthen its dominant position on the road and industrial asphalt markets in Poland.

On 22 July 2003 the Management Board of Polski Kocnern Naftowy ORLEN S.A. announced that changes in the ownership structure of BITREX Sp. z o.o. were registered on 15 July 2003 in the District Court of Krakow, XII Economic Department of KRS (National Court Register).

- **ORLEN Laboratorium Sp. z o.o.**

On 13 February 2003 the District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register) registered ORLEN Laboratorium Sp. z o.o. located in Plock. PKN ORLEN acquired 100% shares with a par value of 500 PLN each, representing 100% votes on the Stakeholders' Meeting. The acquired stake was covered by the Company in the form of:

- cash contribution of PLN 3,000 thousand,
- contribution – in – kind amounting to PLN 6,915 thousand,

ORLEN Laboratorium specialises in providing laboratory and research services, as well as expertises and analyses.

- **Polimex-Energo Sp. z o.o.**

On 9 June 2003 following the shares sale agreement, PKN ORLEN acquired from POLIMEX-CEKOP S.A. located in Warszawa 7,499 shares in POLIMEX-ENERGO Sp. z o.o. located in Krakow, with a par value of PLN 100 each, representing 24.99% of the share capital of the company and the same percentage of votes at General Shareholders Meeting, for the total value of PLN 97,5 thousand. PKN ORLEN and POLIMEX-CEKOP intend the company to become a basis for the future cooperation of selected Polish companies in projects realized in Iraq by the international community. The parties also plan to change the company's name to POILEN Sp. z o.o.

- **ORLEN PetroTank Sp. z o.o.**

On 30 June 2003 PKN ORLEN informed Tankpol Sp. z o.o. and ORLEN PetroTank Sp. z o.o. about taking over shares in ORLEN PetroTank Sp. z o.o. of the total value amounting to PLN 31,210.5 thousand that were subject to a collateral agreement. The amount of PLN 31,210.5 thousand represents unpaid Tankpol Sp. z o.o. liability to PKN ORLEN with interest as at 30 June 2003. If the market value of ORLEN PetroTank Sp. z o.o. shares (calculated according to the collateral agreement) exceeds the unpaid liability, the difference will be returned to Tankpol Sp. z o.o. within 30 days from the date the valuation is performed. Before the transaction PKN ORLEN owned 60% of shares in ORLEN PetroTank Sp. z o.o. and after the transaction its stake increased to 100%.
The company specialises in wholesale and retail sales of fuels.

ADDITIONAL INFORMATION

INFORMATION ABOUT SIGNIFICANT AGREEMENTS

Agreements entered into by Parent Company in the first half of the year 2003 comprise following breakdown:

1. On 14 January 2003 the Company informed that on 13 January 2003 PKN ORLEN received a warrant signed by OJSC „YUKOS OIL CORPORATION" on realizing Petroval S.A. obligations. Petroval S.A. obligations concern future contract on delivering oil to the Company to the year 2009 with a possibility of prolonging the period by the next 3 years.

2. On 15 January 2003 PKN ORLEN and Basell Europe Holding B.V., a company set and run in accordance with Dutch law, based in Hoofddorp in Holland, signed an annex changing the agreement on joint venture. According to the foregoing annex, parts agreed that, an agreement of Office for Protection of Competition and Consumers on realizing transaction regulated by the agreement should be received till 24 February 2003. In accordance to foregoing Joint Venture company, set in result of the agreement and registered under the firm Poliolefiny Polska Sp. z o.o. based in Plock, which parts of the transaction will hold 50% shares, will start a business not sooner as at the end of Febraury 2003, and not as anticipated earlier in January 2003.

3. On 24 February 2003 the group of international banks, with the Bank of Tokyo-Mitsubishi, Ltd., KBC Finance Ireland and Société Générale included, signed mandate and underwriting letter ("Mandate Letter") confirming conditions, under which the foregoing banks were ready to provide to joint venture between PKN ORLEN and Basell Europe Holdings B.V. ("Spolka Joint Venture") financial resources which consisted mainly of two credits to realize joint venture within the confines of "Spolka Joint Venture". The aim of the partnership is to build a new installations to produce polyolefin. Providing financial resources is condition on agreement on credit contracts planned till 31 may 2003. Signing the Mandate Letter was preceded by agreement on new installations construction works what was finalised on 24 February 2003.

4. On 27 February 2003 an agreement of bridging guarantee to EUR thousands 90.000 and bridging loans to EUR thousands 25.000 were concluded. Parts in this agreement are the Dominant Company as a guarantor, the German company related to PKN ORLEN under firm Einhundertzweiundreissigste Vermoegensverwaltungsgesellschaft mbH (EV mbH) as borrower, and Bank Austria Creditanstalt AG as creditor. In the agreement the bank is obliged, with reservation of meeting specified suspending conditions, to grant EV mbH bridging financing in form of guarantees and revolving loan. The facility will be used to finance borrowers working capital. Bank receivables will be secured by guarantees granted by PKN ORLEN. Responsibility of the Dominant Company to the Bank is limited to EUR thousands 57,500. The agreement encloses other forms of guarantees on stakes, shares or assets selected companies with headquarters in Germany.

5. On 28 February 2003 PKN ORLEN and Joint Venture Company concluded an agreement on delivering propylene. Under this agreement PKN ORLEN should deliver in favour of the company Joint Venture propylene produced by current and future installations to produce monomers in Plock. The amount of propylene delivered by PKN ORLEN will be set yearly by Joint Venture company according to procedure provided for in the contract. The yearly amount of propylene should not be lower then 300 thousands ton. PKN ORLEN guaranteed Joint Venture the delivery of propylene in the amount of 380 thousands ton. The agreement comes into effect on 28 February 2003 and will be valid as long as PKN ORLEN or any its related entity will hold shares in Joint Venture and next through the next following five years, however not shorter then 15 years after final end of construction of Joint Venture new plants.

6. On 28 February 2003 PKN ORLEN and Joint Venture concluded an agreement on delivering ethylene produced by current and future installations to produce monomers in Plock. The amount of ethylene delivered by PKN ORLEN will be set yearly by Joint Venture company according to procedure provided for in the contract. The yearly amount of ethylene, starting from third year after final end of construction of Joint Ventures new plants, should not be lower than 340 thousands ton. PKN ORLEN guaranteed Joint Venture company the delivery of ethylene in the amount of 340 thousands ton. The agreement comes into effect on 28 February 2003 and will be valid as long as PKN ORLEN or any its related entity will hold shares in Joint Venture and next through the

next following five years, however not shorter then 15 years after final end of construction of Joint Venture new plants.

7. On 28 February 2003 PKN ORLEN and Joint Venture Company concluded an agreement on delivery by PKN ORLEN in favour of Joint Venture services, media, material and equipments. Under this agreement PKN ORLEN will deliver services, media, materials and equipments in the amount essential to conduct production by Joint Ventures in its plants. With reference to services, media, materials and equipments PKN ORLEN is obliged to treat partnership Joint Venture not less preferably then other consumers. The agreement comes into effect on 28 February 2003 and will be valid as long as PKN ORLEN or any its related entity will held stakes in Joint Venture and next through the next following five years, however not shorter than 15 years after final end of Joint Venture new plants construction.

8. On 20 May 2003 Supervisory Board of PKN ORLEN made a resolution concerning agreement on sale by the Company all the shares held by Dominant Company in the initial capital of Niezalezny Operator Miedzystrefowy Sp. z o.o. in Warsaw („NOM"). Simultaneously on 20 May 2003 management made a statement to accept the offer. In result an agreement on sale of all shares held by the Company in NOM was concluded. The sale of the shares is in favour of PSE, for the price of PLN 111,511 thousands, which is the sum of nominal value of sold shares and cumulative investment premium, calculated in accordance with rules specified in the Agreement. Shares held by PKN ORLEN are 35% of initial capital of NOM.

9. On 26 May 2003 PKN ORLEN signed the Letter of Intent with the company Agrofert Holding a.s. located in Prague, concerning possibility to create joint consortium, which would take part in privatisation of Unipetrol a.s.

10. On 23 June 2003 based on agreements of shares sale, the Dominant Company sold:
    - 2,142 shares in ORLEN Eltech Sp. z o.o., with a par value of PLN 500 each, representing 51% of its initial capital and 51% voting rights on partners assembly, for the total value of PLN 3.679.956.
    - 2,459 shares in ORLEN Remont Sp. z o.o., with a par value of PLN 500 each, representing 51.23% of its initial capital and 51.23% voting rights on partners assembly, for the total value of PLN 4,866,361.
    - 30,210 shares in ORLEN Mechanika Sp. z o.o., with a nominal value of PLN 100 each, representing 68,16% of its initial capital and 68.16% voting rights on partners assembly, for the total value of PLN 5,316,960.

11. On 27 June 2003, based on agreement of shares sale, PKN ORLEN sold 1,836 shares in the company ORLEN EnergoRem Sp. z o.o., with a par value PLN 500 each, representing 51.00% its initial capital and 51.00% voting rights on partners assembly, for the total value of PLN 1,906,128.

12. On 29 July 2003 PKN ORLEN gave a guarantee in form of guarantee letter to Bayerische- Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG and incurance company Zurich Versicherung AG in order to secure execution of liabilities of its German related entity ORLEN Deutschland GmBH, resulting from oil trading on total amount of EUR 115 million. Sureties are valid 12 months from the date when they were granted.

13. On 29 July 2003 an agreement on dual currency loan in amount of EUR 500 million was entered. The loan will be repaid within 5 years. The loan might be used both in EUR and in USD.

Agreements entered into by other companies of Capital Group in the first half year 2003.

- **Basell Orlen Polyolefins Sp. z o.o. (formerly: Poliolefiny Polska Sp. z o.o.)**

Joint Venture company and Basell Polyolefins Company N.V./S.A. ("BPC") concluded on 28 February 2003 an agreement on delivery concerning sale by the Joint Venture Company and purchase by BPC, based on exclusive rights of specified category of polyolefin, produced by the Joint Venture company. The amount of specified category of polyolefin sell by Joint Venture Company and purchase by BPC is specified yearly in accordance with procedure provided for in the agreement. The yearly amount of polyolefin delivered under the agreement will be limited by production capabilities of new installation of Joint Venture, which will amount 400 thousands ton for polypropylene yearly and 320 thousands ton polyethylene yearly, and also production capabilities existing polyethylene installation amounting 105 thousands ton yearly. The agreement will be put into effect in the day of the final end of construction of Joint Ventures plants and will be in force till the day of dissolution of Joint Venture agreement. PKN ORLEN has the right to direct investigate rights entitled to the Joint Venture company in accordance with obligation resulting form the agreement. Foregoing agreement was considered for material, because even if it is not possible precise calculating its value, it is estimated that its value in the first 5 years period of its validity will exceed 10% of PKN ORLEN's owner capital.

- **Rafineria Trzebinia S.A.**

On 16 June 2003 Rafineria Trzebinia S.A. signed an agreement with AT AGRAR – TECHNIK GmBH & Co. KG to build biodiesel installation in Rafineria Trzebinia S.A. of production capabilities of 100 thousands ton/year. The value of the agreement amounts to EUR 16,932 thousands. The end of construction and to give it to exploitation is planned on IV quarter of 2004.

INFORMATION ON BASIC PRODUCTS AND SERVICES, AND ON MARKETS AND SOURCES OF SUPPLY WITH ENUMERATION OF SUPPLIERS

Consolidated companies	Basic products	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
Dominant company				
PKN ORLEN	leaded and unleaded gasoline, diesel, heating, and special oils, lubricants, bitumen, polyethylene, polypropylene, ethylene, propylene, butadiene, glycols, phenol, acetone	domestic market and export	J&S Service &Investment Ltd Petroval S.A.	11,438,785
Subsidiaries				
Rafineria Trzebinia S.A.	leaded and unleaded gasoline, diesel, heating and special oils, paraffin, bitumen	domestic market and export	PKN ORLEN	751,080
Rafineria Nafty Jedlicze S.A.	engine gasoline, diesel, heating oil, machine, hydraulic, transmission, lubricants, bitumen	domestic market and export	ORLEN Oil Sp. z o.o. ORLEN PetroTank Sp. z o.o. PETROLINVEST sp. z o.o. BALTEX INC. Sp. z o.o.	221,308
IKS Solino S.A.	brine, evaporated, pickling tablet and other types of salt	domestic market and export	-	45,891
Anwil S.A.	polyvinyl chloride, ammonium nitrate, granulated PVC ammonium nitrate, soda lye, sodium hydrate, CANWIL	domestic and foreign market	PKN ORLEN PGNiG S.A. IKS Solino S.A.	596,358
ORLEN-Oil Sp. z o.o.	engine, industrial and technological oils, bitumen, etc.	domestic and foreign market	PKN ORLEN Rafineria Nafty Jedlicze S.A.	201,979
ORLEN Asfalt Sp. z o.o.	Road and industrial asphalts and components	domestic market	PKN ORLEN Rafineria Trzebinia S.A.	75,284

Consolidated companies	Basic products	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
ORLEN PetroTank Sp. z o.o.	engine gasoline, diesel, heating oil, Petrygo liquid, plastics	South-eastern Poland	PKN ORLEN	709,037
ORLEN PetroProfit Sp. z o.o.	engine gasoline, diesel, heating oil, preparation and sales of Petrygo liquids	Eastern Poland	PKN ORLEN	214,679
ORLEN PetroCentrum Sp. z o.o.	engine gasoline, diesel, heating oil, LPG	Central and North-western Poland	PKN ORLEN ORLEN PetroTank Sp.z o.o.	264,194
Petrolot Sp. z o.o.	engine gasoline, diesel, aircraft fuel	Airports	PKN ORLEN	226,249
ORLEN Morena Sp. z o.o.	engine gasoline, diesel, heating oil	Northern Poland	PKN ORLEN ORLEN PetroCentrum Sp. z o.o. ORLEN PetroTank Sp. z o.o.	99,940
Ship - Service S.A.	boat fuel, heating oil, diesel	domestic and foreign seaports	PKN ORLEN	123,204
ORLEN PetroZachod Sp. z o.o.	engine gasoline, diesel, heating oil, Perygo liquid, plastics	Wielkopolska Region	PKN ORLEN ORLEN PetroTank Sp. z o.o. ORLEN PetroProfit Sp. z o.o.	196,717
ORLEN Deutschland GmbH i ORLEN Deutschland Immobilien GmbH	engine gasoline, diesel, heating oil, LPG	Germany	BP	2,439,662
ORLEN Gaz Sp. z o.o.	sale of LPG	domestic market	PKN ORLEN	193,613
Zaklad Budowy Aparatury S.A.	chemical installation production, sale and repairs	domestic market	PKN ORLEN	11,719
Petrotel Sp. z o.o.	telecommunication services	Plock and surrounding area	-	16,864
ORLEN Projekt S.A.	design and technical documentation mainly for refinery sector	domestic market and export	PKN ORLEN	7,177
ORLEN Medica Sp. z o.o.	health-care services	Plock	-	7,698

Consolidated companies	Basic products	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
ORLEN Polimer Sp. z o.o.	sales of plastics	domestic market	PKN ORLEN	50,537
ORLEN Automatyka Sp. z o.o.	repairing services	domestic market	-	10,680
ORLEN WodKan Sp. z o.o.	repairing services	domestic market	-	7,743
ORLEN Wir Sp. z o.o.	repairing services	domestic market	-	3,997
ORLEN Transport Plock Sp. z o.o.	passenger car and cargo transportation, motor vehicle services and repairs	domestic market and export	PKN ORLEN	38,706
ORLEN Transport Szczecin Sp. z o.o.	transportation services	domestic market and export	PKN ORLEN	2,364
ORLEN Transport Krakow Sp. z o.o.	transportation services	domestic market and export	PKN ORLEN	16,865
ORLEN Transport Lublin Sp. z o.o.	transportation services	domestic market and export	PKN ORLEN Renault Truck Polska Sp.z o.o.	6,251
ORLEN Transport Nowa Sol Sp. z o.o.	transportation services	domestic market and export	PKN ORLEN	6,487
ORLEN Transport Poznan Sp. z o.o.	transportation services	domestic market and export	PKN ORLEN	7,223
ORLEN Transport Slupsk Sp. z o.o.	transportation services	domestic market and export	PKN ORLEN	7,910
ORLEN Transport Warszawa Sp. z o.o.	transportation services	domestic market and export	PKN ORLEN	4,934
ORLEN Transport Olsztyn Sp. z o.o.	transportation services	domestic market and export	PKN ORLEN	6,331
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	transportation services	Poland Opole and Silesia Province	PKN ORLEN Fiat Auto Poland	8,563
ORLEN KolTrans Sp. z o.o.	loading and unloading rail service points, forwarding of products, management of tankers cars and trade in fuels and oils	domestic market and export	PKN ORLEN ORLEN Gaz Sp. z o.o.	9,709

Consolidated companies	Basic products	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
ORLEN Budonaft Sp. z o.o.	construction, maintenance and modernizations of service stations	domestic market and export	PKN ORLEN	11,483
ORLEN Laboratorium Sp. z o.o.	laboratory servicex	domestic market and export	PKN ORLEN	22,369
ORLEN Powiernik Sp. z o.o.	trust services to PKN ORLEN	Plock	PKN ORLEN	60
Joint - venture				
Basell Orlen Polyolefins Sp. z o.o.	polypropylene, polyethylene	Domestic and foreign market	PKN ORLEN Basell Polyolefins Gmbh	293,313
Associated companies				
Naftoport Sp. z o.o.	reloading services	domestic and foreign customers	-	31,698
Chemiepetrol Sp. z o.o.	Petrochemical products agency services	Germany	Polish chemical plants	15,995
Flexpol Sp. z o.o.	Production of packaging and labelling materials	domestic and foreign market	PKN ORLEN	40,312

TRANSACTIONS WITH RELATED ENTITES

Transactions with related entities, where value of single transaction or total value of transactions during 6 months ended 30 June 2003 exceeds a PLN equivalent of EUR 500 thousand:

No	Name of business partners	Sales in PLN thousand	Purchases in PLN thousands
1.	ORLEN GAZ Sp. Z o.o.	137,148.1	55,367.5
2.	ORLEN PetroProfit Sp. z o.o.	68,348.1	5,684.5
3.	ORLEN PetroTank Sp. Z o.o.	610,859.6	11,978.5
4.	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	348.4	12,598.0
5.	ORLEN PetroCentrum Sp. z o.o.	237,853.3	2,869.8
6.	Petrotel Sp. z o.o.	889.8	6,143.6
7.	Petrolot Sp. z o.o.	227,828.3	662.2
8.	Wisla Plock Sportowa S.A.	367.0	8,554.3
9.	Rafinerii Trzebinia S.A.	35,074.6	5,418.5
10.	ORLEN Medica Sp. z o.o	72.1	2,740.6
11.	ORLEN PetroZachod Sp. z o.o.	66,319.7	3,571.6
12.	ORLEN Projekt S.A.	183.6	5,473.6
13.	ORLEN Ochrona Sp. z o.o.	372.1	13,209.7
14.	ORLEN Polimer Sp. z o.o.	12,344.8	12.0
15.	ORLEN Transport Plock Sp. z o.o.	26,835.6	9,308.2
16.	Rafineria Nafty Jedlicze S.A.	11,318.6	0.0
17.	ORLEN Atomatyka Sp.z o.o.	285.7	9,841.5
18.	ORLEN Remont Sp. z o.o.	1,551.4	15,643.9
19.	ORLEN WodKan Sp. z o.o.	724.4	7,588.2
20.	ORLEN Mechanika Sp. z o.o.	704.8	13,618.1
21.	ORLEN EnergoRem Sp. z o.o.	289.4	7,358.6
22.	ORLEN Eltech Sp. z o.o.	561.9	10,492.5
23.	ORLEN Wir Sp. z o.o.	380.8	2,959.5
24.	ORLEN Budonaft Sp. z o.o. Krakow	399.0	10,913.1
25.	SHIP-SERVICE S.A.	43,948.9	104.2
26.	ANWIL S.A.	127,890.8	1,869.6
27.	Serwis Mazowsze Sp. z o.o.	2,498.0	3,651.3
28.	Serwis Wroclaw Sp. z o.o.	76.7	2,740.2
29.	Centrum Edukacji Sp. z o.o.	187.3	2,726.3
30.	Serwis Zachod Sp. z o.o.	32.2	2,290.7
31.	Flexpol Sp. Z o.o.	11,399.4	3.6
32.	ORLEN Transport Olsztyn Sp. z o.o.	3,741.6	3,013.6
33.	ORLEN Transport Lublin Sp. z o.o.	1,292.9	4,289.4
34.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	2,861.8	3,264.3
35.	ORLEN Transport Poznan Sp. z o.o.	1,096.6	4,333.9
36.	ORLEN Transport Slupsk Sp. z o.o.	3,067.1	3,012.8
37.	ORLEN Transport Krakow Sp. z o.o.	10,740.2	4,189.7
38.	ORLEN Transport Warszawa Sp. z o.o.	827.4	3,364.8

No	Name of business partners	Sales in PLN thousand	Purchases in PLN thousands
39.	ORLEN Transport Nowa Sol Sp. z o.o.	1,378.6	5,700.0
40.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	3.9	2,538.7
41.	ORLEN KolTrans Sp. z o.o.	1,394.7	5,581.1
42.	ORLEN Morena Sp. z o.o.	23,157.8	488.0
43.	ORLEN Laboratorium Sp. z o.o.	2,972.2	21,612.0
44.	ORLEN Asfalt Sp. z o.o. (previous Bitrex)	60,518.1	1,048.4
45.	Piast Sp. z o.o.	18,812.7	0.0
46.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	234,308.3	2,968,1
47.	ORLEN Oil Sp. z o.o.	71,784.4	449.9

Transactions with related entities were presented above using the arithmetic average of the exchange rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2003 to 30 June 2003 – equal - 4.311 PLN/EUR.

CHANGES IN THE COMPOSITION OF THE DOMINANT COMPANY AND IN THE CONSOLIDATED COMPANIES' MANAGEMENT AND SUPERVISORY BOARDS DURING HALF YEAR 2003.

Following people were members of the Management Board of PKN ORLEN S.A. in the period from 1 January 2003 to 30 June 2003.

Zbigniew Wrobel	President of the Management Board
Slawomir Golonka	Vice-President of the Management Board for Sales
Andrzej Macenowicz	Vice-President of the Management Board for Human Resources and Management Systems
Janusz Wisniewski	Vice-President of the Management Board for Development and Production
Jacek Strzelecki	Vice-President of the Management Board for Finance and Economics

In the reporting period the Supervisory Board constituted by following people performed supervision over the activity of the Dominant Company:

Maciej Gierej	Chairman of the Supervisory Board
Edward Grzywa	Member of the Supervisory Board
Krzysztof Kluzek	Member of the Supervisory Board
Andrzej Kratiuk	Member of the Supervisory Board
Ryszard Lawniczak	Member of the Supervisory Board
Grzegorz Mroczkowski	Secretary of the Supervisory Board until 25 March 2003
Krzysztof Szlubowski	Member of the Supervisory Board
Jan Waga	Vice-chairman of the Supervisory Board
Jozef Wozniakowski	Member of the Supervisory Board until 14 February 2003
Jacek Bartkiewicz	Member of the Supervisory Board
Orest Andrzej Nazaruk	Secretary of the Supervisory Board from 14 May 2003

Members of the Management and Supervisory Boards in companies of the Capital Group PKN ORLEN S.A. as at 30 June 2003 (below Supervisory Board members include only those representing Dominant Company).

Most important companies when considering turnover and equity:

Rafineria Trzebinia S.A.	President Member of the Management Board Supervisory Board	Grzegorz Slak Pawel Kaliciak, Wozniakowski Eugeniusz Janusz Wisniewski - Chairman of the Supervisory Board Piotr Kearney, Andrzej Sikora, Danuta Kowalska, Grzegorz Wolinski
Rafineria Nafty Jedlicze S.A.	President Member of the Management Board Supervisory Board	Krzysztof Janas Adam Kozak, Ryszard Szyszlak Andrzej Macenowicz - Chairman of the Supervisory Board Czeslaw Bugaj, Andrzej Stegenta, Tomasz Gryzewski
IKS „Solino" S.A.	President Member of the Management Board Supervisory Board	Czeslaw Misterski Piotr Mrozinski, Jolanta Uzarczyk-Gerus, Andrzej Macenowicz - Chairman of the Supervisory Board Marek Bakula, Piotr Kearney, Wladyslaw Wawak
Anwil S.A.	President Member of the Management Board Supervisory Board	Benedykt Michewicz Teresa Szeligowska, Wojciech Hetkowski Krzysztof Kaminski Janusz Wisniewski - Chairman of the Supervisory Board Jacek Strzelecki, Stefan Garus, Janusz Zielinski
Naftoport Sp. z o.o.	President Member of the Management Board Supervisory Board	Tadeusz Zakrzewski Andrzej Radzikowski Andrzej Macenowicz - Chairman of the Supervisory Board Wladyslaw Wawak, Witold Czaja
ORLEN - Oil Sp. z o.o.	President Member of the Management Board Supervisory Board	Marian Andrzej Lyko Adam Gembala, Wojciech Glaziewicz Slawomir Golonka - Chairman of the Supervisory Board Janusz Wisniewski

Basell Orlen Polyolefins Sp. z o.o.	President Member of the Management Board Supervisory Board	Hartmut Luker Karol Marek Sep, Willem Adolf Eduardus Waelput, Malgorzata Wisnicka-Hincza Zbigniew Wrobel - Chairman of the Supervisory Board Slawomir Golonka
ORLEN Asfalt Sp. z o.o.	President Member of the Management Board Supervisory Board	Stanislaw Styk Andrzej Zdzienicki Janusz Wisniewski - Chairman of the Supervisory Board Tomasz Kwiecien

Fuel companies:

ORLEN PetroTank Sp. z o.o.	President Member of the Management Board Supervisory Board	Jaroslaw Wasilek Artur Falkiewicz, Andrzej Swiatkowski Jacek Strzelecki - Chairman of the Supervisory Board Andrzej Anklewicz
ORLEN PetroProfit Sp. z o.o.	President Member of the Management Board Supervisory Board	Jan Serwa Jacek Stodolkiewicz, Ewa Josko Krzysztof Gawlowski - Chairman of the Supervisory Board Wojciech Ostrowski, Bogdan Leski
ORLEN PetroCentrum Sp. z o.o.	President Member of the Management Board Supervisory Board	Jozef Janiszewski Aniela Michalik Pawel Wysocki - Chairman of the Supervisory Board Jacek Choroszewski, Jacek Piatkowski
Petrolot Sp. z o.o.	President Member of the Management Board Supervisory Board	Jan Kujawa Ryszard Piekarzewski, Leszek Sieluk Kazimierz Klek - Chairman of the Supervisory Board Zbigniew Naskretski
ORLEN PetroZachod Sp. z o.o.	President Member of the Management Board Supervisory Board	Krzysztof Badura Przemyslaw Lesnik, Zenon Gawron Maciej Wojciechowski - Chairman of the Supervisory Board Jaroslaw Sosinski

Ship – Service S.A.	President Member of the Management Board Supervisory Board	Jerzy Krzystyniak Edmund Kazimierz Runowicz, Wojciech Radomski- Chairman of the Supervisory Board Mariusz Pietka Zdzislaw Kedzierski
ORLEN Morena Sp. z o.o.	President Member of the Management Board Supervisory Board	Izabella Olszewska Wanda Zubrycka Pawel Wysocki - Chairman of the Supervisory Board Aneta Pankowska
ORLEN Deutschland GmbH	President Member of the Management Board Supervisory Board	Jean-Jaques Verschueren Michal Jonczynski, Przemyslaw Grabowski Slawomir Golonka - Chairman of the Supervisory Board Piotr Kearney, Robert Bednarski
ORLEN Deutschland Immobilien GmbH	President Member of the Management Board Supervisory Board	Jean-Jaques Verschueren Michal Jonczynski, Przemyslaw Grabowski Slawomir Golonka - Chairman of the Supervisory Board Piotr Kearney, Robert Bednarski

LPG Companies:

ORLEN Gaz Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Rokicki Bernard Cichocki, Krzysztof Pius Bazyli Samojlik - Chairman of the Supervisory Board Wojciech Radomski, Grazyna Tomala

Companies established as a result of restructuring of Dominant Company:

Zaklad Budowy Aparatury S.A.	President Member of the Management Board Supervisory Board	Antoni Jagodzinski Leszek Luniewski Robert Bednarski - Chairman of the Supervisory Board Jacek Stanik, Danuta Kozlowska

Petrotel Sp. z o.o.	President Member of the Management Board Supervisory Board	Marian Ostrowski Ewa Raczynska, Janusz Sawicki Jerzy Bielec - Chairman of the Supervisory Board Artur Parlicki
ORLEN Projekt S.A.	Acting President Acting Member of the Management Board Supervisory Board	Przemyslaw Grabowski Wieslaw Gontarek Konstanty Makal - Chairman of the Supervisory Board Przemyslaw Grabowski Andrzej Czarzasty
ORLEN Medica Sp. z o.o.	President Member of the Management Board Supervisory Board	Pawel Reszelski Wojciech Szumski Jerzy Adamus - Chairman of the Supervisory Board Malgorzata Olaszkiewicz Jozef Kurek
ORLEN Polimer Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Szota Wieslaw Mazur, Tomasz Pawlikowski Tomasz Kwiecien – Chairman of the Supervisory Board Aleksandra Sieczkowska, Jerzy Nowalinski
ORLEN Laboratorium Sp. z o.o.	President Member of the Management Board Supervisory Board	Marcin Jezewski Adam Wisniewski Zbigniew Naskretski – Chairman of the Supervisory Board Krystyna Żelechowska

Repairing companies of Dominant Company:

ORLEN Automatyka Sp. z o.o.	President Member of the Management Board Supervisory Board	Kazimierz Betlejewski Jerzy Klatte Waldemar Pobierzyn - Chairman of the Supervisory Board Tomasz Kruszewski
ORLEN Wodkan Sp. z o.o.	President Member of the Management Board Supervisory Board	Marek Kowalczyk Stanislaw Kobla Krzysztof Kosinski - Chairman of the Supervisory Board Pawel Krupa

ORLEN Wir Sp. z o.o.	President Member of the Management Board Supervisory Board	Jozef Swiatczak Witold Kapela Zdzislaw Nicewicz – Chairman of the Supervisory Board Waldemar Zaborowski

Transport companies of Dominant Company:

ORLEN Transport Plock Sp. z o.o.	President Member of the Management Board Supervisory Board	Jerzy Jasinski Roman Rutecki, Remigiusz Miecznikowski Eugeniusz Korsak - Chairman of the Supervisory Board Elwira Lewtak
ORLEN Transport Szczecin Sp. z o.o.	President Member of the Management Board Supervisory Board	Pawel Hapczyk Bogdan Biskupski Anna Zdeb - Chairman of the Supervisory Board Malgorzata Malkiewicz
ORLEN Transport Krakow Sp. z o.o.	President Member of the Management Board Supervisory Board	Robert Zaklika Jozef Wincenciak Michal Frankiewicz - Chairman of the Supervisory Board Mariusz Suchecki
ORLEN Transport Lublin Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Czajkowski Janusz Zaorski Mariusz Galusiakowski - Chairman of the Supervisory Board Marek Jedlak
ORLEN Transport Nowa Sol Sp. z o.o.	President Supervisory Board	Leszek Gnitecki Henryk Jaworski - Chairman of the Supervisory Board Anna Jasinska
ORLEN Transport Poznan Sp. z o.o.	President Member of the Management Board Supervisory Board	Wlodzimierz Bednarek Elzbieta Olejnik-Urbanska Maciej Manicki - Chairman of the Supervisory Board Piotr Radomski
ORLEN Transport Slupsk Sp. z o.o.	President Member of the Management Board Supervisory Board	Wieslaw Idzkowski Edward Klecha, Slawomir Myslinski Anna Szurek - Chairman of the Supervisory Board Grzegorz Mlynarczyk

ORLEN Transport Warszawa Sp. z o.o.	President Member of the Management Board Supervisory Board	Waldemar Drymel Roman Bulik, Leszek Szmidt Marek Bakula - Chairman of the Supervisory Board Anna Raczkowska
ORLEN Transport Olsztyn Sp. z o.o.	President Member of the Management Board Supervisory Board	Tadeusz Kowalczyk Stanislaw Mastylo Jerzy Majchrzak - Chairman of the Supervisory Board Anna Byszewska
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	President Member of the Management Board Supervisory Board	Marek Gadowski Michal Miklas Dariusz Formela - Chairman of the Supervisory Board Ryszard Gibula
ORLEN KolTrans Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Dorosz Czeslaw Wieczorek Marcin Jezewski - Chairman of the Supervisory Board Andrzej Malecki Adam Wozniak

Other companies:

Chemiepetrol Sp. z o.o.	Management Board	Dariusz Dabrowa, Jurgen Kleiner
Flexpol Sp. z o.o.	President Supervisory Board	Zdzislaw Nisztor Karol Marek Sep Robert Gmyrek
ORLEN Powiernik Sp. z o.o.	President Member of the Management Board Supervisory Board	Arkadiusz Lewtak Malgorzata Kowalska Andrzej Barna - Chairman of the Supervisory Board Iwona Zawidzka Grazyna Tomala
ORLEN Budonaft Sp. z o.o.	President Member of the Management Board Supervisory Board	Wladyslaw Teterycz Ewa Czernicka, Marek Truchan Dariusz Kusiak - Chairman of the Supervisory Board Maciej Szozda Rafal Jedrzejewski Walenty Cywinski

TOTAL NUMBER OF ALL SHARES OF THE DOMINANT COMPANY AND OF OTHER CAPITAL GROUP ENTITIES BEING HELD BY MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS OF DOMINANT COMPANY

As at 30 June 2003 Management and Supervisory Board members did not possess any shares and stakes in the Dominant Company and other companies in the Capital Group.

SHAREHOLDERS OF DOMINANT COMPANY

The structure of shareholders of the Dominant Company as at 30 June 2003:

Shareholder	Number of shares	Number of Votes	% of the share capital
Nafta Polska S.A	74,076,299	74,076,299	17.63%
State Treasury	43,633,897	43,633,897	10.38%
The Bank of New York	47,602,236	47,602,236	11.33%
Others *	254,864,705	254,864,705	60.66%
Total	420,177,137	420,177,137	100.00%

*) According to the current report no 56/2002 issued on 20 June 2002, Warsaw based Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN S.A., constituting 5.69% of total number of votes on the General Meeting of Shareholders.

*) According to the current report no 54/2003 issued on 4 July 2003, Commercial Union OFE BPH CU WBK possessed at 1 July 2003 21,533,539 shares of PKN ORLEN S.A., constituting 5.125% of share capital and 21,533,539 votes on the General Meeting of Shareholders which equals to 5.125% of total number of votes on the General Meeting of Shareholders.

No contracts are known, as a result of which changes in the stake of shareholders might occur in the future.

Management Board Commentary on Business Operations of Polski Koncern Naftowy ORLEN Spolka Akcyjna Capital Group for the 6 month period ended 30 June 2003 submitted by the Management Board composed of:

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President of the Management Board – Zbigniew Wróbel

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Vice - President of the Management Board – Jacek Strzelecki

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Vice - President of the Management Board – Sławomir Golonka

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Vice - President of the Management Board – Janusz Wiśniewski

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Vice - President of the Management Board – Andrzej Macenowicz

Plock, 22 September 2003 roku